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08001647

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mondi Limited

*CURRENT ADDRESS 44 Main Street
Johannesburg, South Africa 2001

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
APR 0 4 2008 E
THOMSON
FINANCIAL

FILE NO. 82- 35766 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	✓
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 4/3/08

MONDI SOUTH AFRICA LIMITED
(Registration number: 1967/013038/06)

ANNUAL FINANCIAL STATEMENTS

31 December 2006

MONDI SOUTH AFRICA LIMITED
(Registration number: 1967/013038/06)
ANNUAL FINANCIAL STATEMENTS
31 December 2006

CONTENTS

DIRECTORS' RESPONSIBILITY FOR FINANCIAL REPORTING

The directors are responsible for the maintenance of adequate accounting records and the preparation and integrity of the financial statements and related information. The auditors are responsible to report on the presentation of the financial statements. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and in the manner required by the Companies Act of South Africa. The Company's external auditors, Deloitte & Touche, have audited the financial statements and their audit report appears on page 4 to 5.

The directors are also responsible for the Company's system of internal financial control. These controls are designed to provide reasonable, but not absolute, assurance as to the reliability of the financial statements and to adequately safeguard, verify and maintain accountability for assets, to record all liabilities and to prevent and detect misstatement and loss. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The financial statements have been prepared on a going concern basis, since the directors have every reason to believe that the Company has adequate resources in place to continue in operation for the foreseeable future.

APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

The business of the annual general meeting in respect of the year ended 31 December 2006 will be dealt with by means of a resolution of members pursuant to Section 179 (7) of the Companies Act.

The annual financial statements, which appear on pages 5 to 48 were approved by the Board of Directors on 26 April 2007 and are signed on its behalf. These financial statements do not include a directors' report or group financial statements as the Company is a wholly-owned subsidiary of Anglo American South Africa Limited, another company incorporated in the Republic of South Africa, which prepares group financial statements.

G G Gomwe
Chairman

D Pichler
Director

COMPLIANCE STATEMENT BY THE COMPANY SECRETARY

The Company Secretary, P A Laubscher, certifies that the Company has lodged with the Registrar of Companies all such returns as are required for a public company in terms of section 268G(d) of the Companies Act, 1973, as amended and that all such returns are true, correct and up to date in respect of the financial year reported upon.

P A Laubscher
Company Secretary

Johannesburg
26 April 2007

MONDI SOUTH AFRICA LIMITED
GENERAL INFORMATION
31 December 2006

NATURE OF BUSINESS

Mondi South Africa Limited is an integrated paper and packaging company that is principally involved in the growing of timber and manufacture of pulp, graphic paper, packaging papers and converted packaging, as well as solid wood products.

DIRECTORS

G G Gomwe	(Chairman)
J R Barton	(Deputy Chairman) [Appointed 11/07/2006]
D D Barber	[Resigned 12/02/2007]
G Hassler	
D A Hathorn	
C Manning	
V McMenamin *	
O Pichler*	[Appointed 11/07/2006]
M C Ramaphosa	
A M Thompson	[Resigned 24/11/2006]
T K van Breda	
P L Zim	[Resigned 14/02/2007]
A N Fowler	(Alternate)
P R Hollingworth	(Alternate) [Appointed 24/11/2006]
A C W King	(Alternate) [Appointed 24/11/2006]
T F J Reibelt	(Alternate) [Appointed 03/05/2006]
K Mitterböck	(Alternate) [Resigned 03/05/2006]
H M Sablatnig	(Alternate)

* Executive Directors

COMPANY SECRETARY

P A Laubscher
17th Floor
55 Marshall Street
JOHANNESBURG
2001

P O Box 61101
MARSHALLTOWN
2107

REGISTERED OFFICE

44 Main Street
JOHANNESBURG
2001

ULTIMATE HOLDING COMPANY

Anglo American plc.

AUDITORS

Deloitte & Touche

Deloitte.

PO Box 243
Durban 4000
South Africa

Deloitte & Touche
Registered Auditors
Audit - KZN
Deloitte Place
2 Pencarrow Crescent
Pencarrow Park
La Lucia Ridge Office Estate
La Lucia 4051
Docex 3 Durban

Tel: +27 (0)31 560 7000
Fax: +27 (0)31 560 735'
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT
TO THE MEMBERS OF MONDI SOUTH AFRICA LIMITED

Report on the Financial Statements

We have audited the annual financial statements of Mondi South Africa Limited which comprise the balance sheet as at 31 December 2006, the income statement, the statement of recognised income and expenses and cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 6 to 47.

Directors' Responsibility for the Financial Statements

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable ion the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control . An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITOR'S REPORT
TO THE MEMBERS OF MONDI SOUTH AFRICA LIMITED (continued)

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company as at 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

Supplementary schedules

We draw your attention to the fact that the supplementary schedules set out on page 46 to 47, do not form part of the financial statements and are presented as additional information. We have not audited these schedules and accordingly, we do not express an opinion thereon.

Deloitte & Touche

Deloitte & Touche
Per C Sagar
Partner
26 April 2007

ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board (the IASB) and International Financial Reporting Interpretations Committee (IFRIC) for the IASB that are relevant to its operations. At the date of authorisation of these financial statements, the following relevant Standards and Interpretations were considered but are not yet applicable:

- IFRS 7 Financial Instruments: Disclosures
- IFRS 8 Operating Segments
- IFRIC 8 Scope of IFRS 2
- IFRIC 9 Reassessment of Embedded Derivatives
- IFRIC 10 Interim Financial Reporting and Impairment
- IFRIC 11 Group and Treasury Share Transactions
- IFRIC 12 Service Concessions Arrangements

The Company is in the process of evaluating the effects of these new standards and interpretations but they are not expected to have a significant impact on the Company's results. IFRS 7 will require additional disclosures of the Company's financial instruments.

BASIS OF PREPARATION

The financial statements are prepared in accordance with, and comply with International Financial Reporting Standards ("IFRS"), and incorporate the following principal accounting policies which have been consistently applied in all material respects.

PROPERTY, PLANT AND EQUIPMENT

Property, including buildings and plant and equipment is reflected at cost less accumulated depreciation and any permanent diminution in value. Land is not depreciated. Depreciation is charged so as to write off the cost of the assets over their estimated useful lives to estimated residual values, using the straight line method, on the following bases:

Buildings	20 years
Computer equipment	3 years
Furniture and fittings	5 years
Plant and equipment	10 to 20 years
Vehicles	4 years

The useful lives and residual values of the underlying assets are assessed annually.

PROPERTY, PLANT AND EQUIPMENT (continued)

Borrowing costs and certain direct costs incurred during the construction or production of qualifying assets are capitalised until the assets are brought into a working condition for their intended use. All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

The cost of assets acquired under finance leases is capitalised. Lease finance charges are charged to the income statement on a systematic basis over the period of the lease.

Costs associated with restoration of property, plant and equipment are capitalised and amortised over the remaining useful lives of the assets.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

GOODWILL

Goodwill represents the excess of the cost of acquisition over the fair values of the net identifiable assets acquired in a business combination. It is recognised as an asset and is assessed for impairment at each balance sheet date.

For the purpose of impairment testing, goodwill is allocated to each of the cash generating units within the Company. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is recognised against the goodwill attached to that particular cash-generating unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

IMPAIRMENT

At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are recognised on the Company's balance sheet when the Company has become a party to the contractual provisions of the instrument.

The Company's principal financial assets are cash and cash equivalents, trade and other receivables, loans receivable and equity investments.

Cash and cash equivalents comprise cash on hand and demand deposits, other short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Trade receivables are stated at their nominal values reduced by appropriate allowances for estimated irrecoverable amounts.

Investments in preference shares are classified as held to maturity and are reflected at amortised cost.

Significant financial liabilities include finance lease obligations, interest-bearing bank loans and overdrafts and trade and other payables.

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. Debt instruments issued which carry a right to convert to equity that is dependent on the outcome of uncertainties beyond the control of both the Company and the holder are classified as liabilities except where the possibility of non-conversion is remote.

Financial liabilities, other than financial liabilities at fair value through profit and loss and derivatives, are subsequently measured at amortised cost being the original obligation less principal payments and amortisations. Financial liabilities at fair value through profit and loss and derivatives are subsequently measured at fair value.

Trade payables are stated at their nominal values. Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Long-term borrowings are initially recorded at the fair value of the consideration received, net of issue costs. They are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated taking into account any issue costs or any discount or premium on settlement. Gains and losses are recognised in net profit and loss when the liabilities are extinguished. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

DERIVATIVE FINANCIAL INSTRUMENTS

In the ordinary course of its operations, the Company is exposed to fluctuations in pulp and paper prices, volatility of exchange rates, and changes in interest rates. The Company engages in a number of activities to manage these risks. These activities include hedging a portion of these exposures through the use of derivative financial instruments. Forward sales contracts are utilised for managing currency exposures. The Company does not speculate, acquire, hold for, or issue derivative instruments for trading purposes.

Initial Recognition

Derivatives are initially measured at fair value on contract date.

DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Subsequent Recognition

- All forward and option contracts are marked to market at financial reporting dates and any changes in their fair values are included in other net income in the period to which they relate.
- Commodity contracts that are entered into and continue to meet the Company's expected purchase, sale, or usage requirements, and were designated for that purpose at their inception and are expected to be settled by delivery, are recognised in the financial statements when they are entered into.
- Gains and losses arising on all other contracts not spanning a reporting interval are recognised and included in the determination of other net income at the time that the contract expires.
- Where the conditions in IAS 39 for hedge accounting are met, the derivative is recognised on the balance sheet as either a derivative asset or liability and recorded at fair value. In the case of cash flow hedges, the effective portion of the gains or losses on the hedging instrument is recognised in equity until the underlying transaction occurs, upon which the gains or losses on the fair value of the hedge are recognised in profit or loss. Hedge accounting is discontinued when the hedging instrument is expired or is sold and no longer qualifies for hedge accounting.
- Derivatives embedded in other financial instruments or non-derivative host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Derecognition

Financial instruments are initially measured at cost, including transaction costs, when the Company becomes a party to their contractual arrangements. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument will be derecognised and a gain or loss recognised when the Company loses the contractual rights or extinguishes the obligation associated with such an instrument.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in income.

On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid for is included in income.

FOREIGN CURRENCIES

Transactions in foreign currencies are accounted for at the rates of exchange ruling at the dates of the transactions. Assets and liabilities in foreign currencies are translated at rates of exchange ruling at the year-end. Gains and losses resulting from the settlement of such transactions and from translation of monetary assets and liabilities denominated in foreign currencies are recognised in income. Where fluctuations in exchange rates have been commercially hedged, the hedging instruments are revalued at the end of the year and any unrealised gains or losses are included in income. Gains and losses arising from other currency related transactions during the year are included in income.

INVESTMENTS

Investments in subsidiaries, joint ventures and associates are reflected at cost less amounts written off and provisions for any other impairments.

AFFORESTATION AND TIMBER STOCK

Afforestation and timber stock are measured at their fair values less estimated point-of-sale costs to sell. The fair values of afforestation, timber stock and work in progress are determined based on current market prices. Changes in fair value are recognised in income.

RESEARCH AND DEVELOPMENT

Research costs are written off in the year in which they are incurred. Development costs are reviewed annually and are expensed if they do not qualify for capitalisation. The amount of development costs, if applicable, that is recognised as an asset is amortised on a systematic basis over the economic life of the related development or five years, whichever is shorter. If a project is abandoned during the development stage, the total accumulated expenditure is then written off.

INVENTORIES

Inventories are valued at the lower of cost and net realisable value after appropriate provisions for redundant and slow-moving items. Cost is determined on the first-in, first-out basis. Cost comprises direct materials, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution. Stores are valued at cost, less any provision for obsolescence as deemed necessary.

REVENUE

Revenue comprises sales arising from normal trading activities and excludes value-added taxation. Revenue is measured at the fair value of the consideration received or receivable.

The sale of goods is recognised when the significant risks and rewards of ownership of the goods are transferred to the buyer.

Dividends are recognised when the right to receive payment is established. Interest is recognised on the time proportion basis, taking account of the principal outstanding and the effective rates over the period to maturity.

DEFERRED TAXATION

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred taxation is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

TAXATION

Income tax expense represents the sum of current tax payable and deferred taxation.

The tax currently payable is based on the taxable profit for the year. Taxable profit differs from profits reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

RETIREMENT BENEFITS

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due. The expected costs of providing retirement benefits under defined benefit arrangements are charged to income to spread the costs over the service lives of employees entitled to those benefits. Costs are assessed in accordance with the advice of qualified actuaries, using the projected unit credit method. Experience adjustments and prior service costs resulting from plan amendments are amortised over the expected average remaining service lives of relevant current employees. The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actual gains and losses, unrecognised post service costs and as reduced by the fair value of planned assets. Any asset resulting from this calculation is limited to unrecognised actual losses and post service costs, plus the present value of available refunds and reductions in future contributions to the plan.

The Company provides in full for contractual post-retirement medical aid benefits, based on the actuarially determined present value of the promised benefits. The projected unit credit method is used.

BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to prepare for their intended use or sale, are capitalised to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are dealt with in income in the period in which they are incurred.

LEASES

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Rentals payable under operating leases are charged to income on a straight-line basis over the terms of the relevant lease.

PROVISIONS

Provisions are recognised when the Company has a present obligation as a result of a past event and it is probable that this will result in an outflow of economic benefits.

SHARE BASED PAYMENTS

The Company has applied the requirements of IFRS 2: Share Based Payments. In accordance with the transitional provisions, IFRS 2 has been applied to all equity instruments issued after 7 November 2002.

Certain employees of the Company have received share options in the holding company, Anglo American plc. These options have been measured at fair value at grant date and is expensed to income on a straight line basis over the vesting period.

SHARE BASED PAYMENTS (continued)

The fair value is measured by using an actuarial model at the Anglo American plc level, with the charge being apportioned to the Company.

FINANCIAL GUARANTEES

Guarantees and securities provided by the Company are recognised and disclosed in accordance with IFRS 4 on insurance contracts. The minimum liability is recognised and the liability adequacy test is applied to all insurance contracts.

JUDGEMENTS MADE BY MANAGEMENT

Preparing financial statements in accordance with IFRS requires estimates and assumptions that affect reported amounts and related disclosures. There are no accounting policies that have been identified as involving particularly complex or subjective judgements or assessments, which have not been disclosed in the notes to the financial statements.

KEY SOURCES OF ESTIMATION UNCERTAINTY

There are no key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that management have assessed as having a significant risk of causing material adjustment to the carrying amounts of the assets and liabilities within the next financial year, which have not been disclosed in the notes to the financial statements..

MONDI SOUTH AFRICA LIMITED
BALANCE SHEET
at 31 December 2006

	Notes	2006 R'000	2005 R'000
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment	1	6 660 972	6 442 802
Biological assets	2	1 578 130	1 404 729
Goodwill	3	-	-
Investment in subsidiary companies	4	140 678	1 215 834
Investment in joint venture company	5	127 600	457 600
Investments and loans	6	19 733	12 392
Net defined benefit plan asset	17	215 108	-
Total non-current assets		8 742 221	9 533 357
CURRENT ASSETS			
Inventories	7	648 046	605 736
Trade and other receivables	8	1 458 159	1 082 571
Investment in subsidiary companies	4	777 499	260 809
Investment in joint venture company	5	330 000	-
Investments and loans	6	-	105 005
Assets held for sale	21	11 617	-
Taxation		36 177	37 272
Bank and cash		103 496	1 944 840
Total current assets		3 364 994	4 036 233
TOTAL ASSETS		12 107 215	13 569 590
EQUITY AND LIABILITIES			
CAPITAL AND RESERVES			
Share capital and premium	9	4 170 888	1 570 888
Non-distributable reserves	11	168 981	168 981
Share based payment reserve	12	41 119	47 921
Cash flow hedge reserve	13	(342)	(2 133)
Defined benefit reserve	14	176 358	(6 432)
Accumulated profits	15	3 759 672	3 845 793
Total capital and reserves		8 316 676	5 625 018
NON-CURRENT LIABILITIES			
Long-term liabilities	16	1 006 658	1 007 080
Post-retirement medical aid liability	17	647 139	711 676
Deferred taxation	18	1 136 585	999 884
Provisions	19	35 941	43 327
Total non-current liabilities		2 826 323	2 761 967
CURRENT LIABILITIES			
Trade and other payables	19	619 486	422 111
Provisions	19	17 142	29 548
Short-term borrowings	20	292 947	4 730 092
Liabilities held for sale	21	34 220	-
Current portion of long-term liabilities	16	421	854
Total current liabilities		964 216	5 182 605
TOTAL EQUITY AND LIABILITIES		12 107 215	13 569 590

MONDI SOUTH AFRICA LIMITED
INCOME STATEMENT
for the year ended 31 December 2006

	Notes	2006 R'000	2005 R'000
Revenue		5 091 200	4 424 508
Operating profit	22	222 138	416 220
Special items	23	(45 587)	573 223
Investment income	24	44 784	3 340
Interest expense	25	(392 829)	(504 469)
Interest received	26	272 950	362 715
Profit before taxation		101 456	851 029
Taxation	27	(45 780)	(210 908)
Net profit for the year attributable to ordinary shareholders		55 676	640 121
Earnings per share (cents)	9	20,6	294,4

MONDI SOUTH AFRICA LIMITED
STATEMENT OF RECOGNISED INCOME AND EXPENSES TO EQUITY
for the year ended 31 December 2006

	2006 R'000	2005 R'000
Actuarial gain/(loss) on post-retirement benefit plan	223 570	(6 432)
Cash flow hedge loss	(342)	(2 133)
NET GAIN/(LOSS) RECOGNISED	223 228	(8 565)
Profit for the year attributable to ordinary shareholders	55 676	640 121
TOTAL RECOGNISED INCOME AND EXPENSE FOR THE YEAR	278 904	631 556

MONDI SOUTH AFRICA LIMITED
CASH FLOW STATEMENT
for the year ended 31 December 2006

	Notes	2006 R'000	2005 R'000
OPERATING ACTIVITIES			
Operating profit per income statement		222 138	416 220
Non-cash items	28	605 082	496 392
Operating cash flow before movements in working capital		827 220	912 612
Working capital movements	29	(243 816)	(472 149)
Cash generated by operations		583 404	440 463
Interest paid		(335 080)	(338 674)
Interest received		173 339	280 450
Investment income		44 784	3 340
Taxation received	30	-	58 209
Cash flows before dividend paid from operating activities		466 447	443 788
INVESTING ACTIVITIES			
Proceeds on disposal of subsidiary companies	31	139 167	-
Proceeds on disposal of business unit	32	-	2 200 000
Proceeds from disposal of property, plant and equipment		14 987	13 458
Proceeds on disposal of biological assets		7 923	-
Capital expenditure	33	(628 813)	(1 817 785)
Investment in biological assets	2	(332 146)	(251 410)
Increase in investment in subsidiary companies		(50 559)	(744 041)
Decrease in investments and loans		100 545	74 761
Cash utilised by investing activities		(748 896)	(525 017)
FINANCING ACTIVITIES			
Issue of shares		2 600 000	-
Share options converted		(8 508)	-
(Decrease)/increase in external borrowings		(3 991 146)	766 317
Dividends paid	34	(159 241)	(268 015)
Cash (outflow)/inflow from financing activities		(1 558 895)	498 302
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(1 841 344)	417 073
Cash and cash equivalents at beginning of the year		1 944 840	1 527 767
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		103 496	1 944 840

1. PROPERTY, PLANT AND EQUIPMENT

2006	Land and buildings R'000	Plant and equipment R'000	Capital WIP R'000	Other R'000	Total R'000
Cost					
Balance at 31 December 2005	680 123	7 184 728	493 164	572 365	8 930 380
Acquisitions during the year	13 921	-	563 851	38 991	616 763
Interest capitalised during the year	-	-	16 828	-	16 828
Disposals during the year	(7 552)	(385 730)	-	(81 718)	(475 000)
Transfers to/(from) capital WIP	-	641 202	(641 202)	-	-
Reclassification	-	254 516	(10 163)	(254 950)	(10 597)
Balance at 31 December 2006	686 492	7 694 716	422 478	274 688	9 078 374
Accumulated depreciation					
Balance at 31 December 2005	190 838	1 988 156	-	308 584	2 487 578
Depreciation for the year	9 825	359 493	-	42 569	411 887
Disposals during the year	(5 252)	(385 369)	-	(81 538)	(472 159)
Reclassification	-	20 401	-	(30 305)	(9 904)
Balance at 31 December 2006	195 411	1 982 681	-	239 310	2 417 402
Net carrying value at 31 December 2006	491 081	5 712 035	422 478	35 378	6 660 972

A register of land and buildings and of leased assets is open for inspection at the registered office of the Company.

Impact of changes in accounting estimate

The useful lives of fixed assets were reviewed by management during the financial year, which resulted in no amendments being made to the useful lives or residual values.

1. PROPERTY, PLANT AND EQUIPMENT (continued)

2005	Land and buildings R'000	Plant and equipment R'000	Capital WIP R'000	Other R'000	Total R'000
Cost					
Balance at 31 December 2004	713 287	6 144 841	1 424 593	580 253	8 862 974
Acquisitions for the year	-	-	1 794 773	35 062	1 829 835
Interest capitalised during the year	-	-	57 628	-	57 628
Disposals during the year	(1 852)	(235 398)	-	(2 501)	(239 751)
Transfers to/(from) capital WIP	25 219	2 574 069	(2 700 148)	100 860	-
Disposal of business unit during the year	(56 531)	(1 298 784)	(83 682)	(141 309)	(1 580 306)
Balance at 31 December 2005	680 123	7 184 728	493 164	572 365	8 930 380
Accumulated depreciation					
Balance at 31 December 2004	209 330	2 577 031	-	349 850	3 136 211
Impairment for the year	-	35 679	-	-	35 679
Depreciation for the year	5 978	181 189	-	50 669	237 836
Disposals for the year	(1 090)	(197 770)	-	(2 154)	(201 014)
Disposal of business unit during th eyear	(23 380)	(607 973)	-	(89 781)	(721 134)
Balance at 31 December 2005	190 838	1 988 156	-	308 584	2 487 578
Net carrying value at 31 December 2005	489 285	5 196 572	493 164	263 781	6 442 802

2. BIOLOGICAL ASSETS

	2006 R'000	2005 R'000
Carrying value at beginning of year	1 404 729	1 325 934
Acquisitions	46 768	16 002
Disposals	(7 923)	-
Investment in biological assets	285 378	235 408
Gains arising from changes in fair values attributable to price and physical changes	207 505	192 052
Decrease due to harvesting	(358 327)	(364 667)
Carrying value at end of year	1 578 130	1 404 729
Mature	716 954	619 545
Immature	861 176	785 184
Total biological assets	1 578 130	1 404 729

Key management judgements:

Management fair value their afforestation in terms of IAS 41. Management applied the following assumptions in performing the valuation :

	2006	2005
Discount rates	10.5%	10.5%
Mean annual increment	8.2 to 28.4	9.6 to 23.5
Rotation age	7.5 - 15.5 years	7.5 - 15.5 years

3. GOODWILL

	2006 R'000	2005 R'000
Carrying value at beginning of year	-	231 428
Write-off on disposal of packaging business unit	-	(231 428)
Carrying value at end of year	-	-

4. INVESTMENT IN SUBSIDIARY COMPANIES

	2006 R'000	2005 R'000
Unlisted		
Shares at cost	39 098	425 834
Loans advanced	879 079	1 050 809
Sub-total	918 177	1 476 643
Repayable within one year disclosed as a current asset	(777 499)	(260 809)
Total long-term investment in subsidiary companies	140 678	1 215 834
Directors' valuation of investment in subsidiary companies	918 177	1 476 643

On 7 February 2006, after having received Competition Commission approval on 19 January 2006, the Company sold its shares and loan account in North East Cape Forests Joint Venture and Goeiehoop Farms (Proprietary) Limited to Steinhoff Africa Holdings (Proprietary) Limited for R139 million. The total loss recognised on the transaction was R45,6 million and this has been reported as a special item (refer Note 23).

On 1 September 2006, Mondi Forest Products Natal Limited declared a dividend of R401,2 million to the Company. This dividend comprised of an amount of R379,5 million in respect of pre-acquisition reserves and is accordingly a repayment of capital to the Company. The directors of this subsidiary company have applied to the Registrar of Companies for its deregistration.

A Mezzanine loan of R700 million was advanced by the Company to Mondi Packaging South Africa (Proprietary) Limited ("MPSA") on 13 January 2005. This loan bears interest at 12.30% per annum (2005: 11.37% per annum) and is repayable on the twelfth anniversary of the transaction date, being 1 January 2017. Subsequent to year end, the Mezzanine loan was agreed to be paid during 2007.

The Company advanced a shareholder's loan to MPSA of R90,0 million on 13 January 2005 with a further loan of R11,6 million being advanced by the Company during the current year. The total loan of R101,6 million (2005 : R90,0 million) is unsecured, interest free and is only able to be repaid once the Mezzanine loan has been settled in full. However, the Mezzanine debt facility will still be available to MPSA until January 2017. Consequently, the shareholder's loan is considered to be only repayable in January 2017.

A loan of R77,5 million (2005 : R77,5 million) advanced by the Company to Mondi Timber (Wood Products) (Proprietary) Limited bears interest at the average rate at which loans are granted by this subsidiary. The rates on these loans vary between the prime lending rate and two basis points below the prime lending rate. This loan is unsecured, interest free and has no fixed terms of repayment.

A 3% share in MPSA was sold, at a nominal amount, by the Company to an employees share ownership programme (ESOP) during 2006.

All remaining loans advanced by the Company incur no interest and no repayment terms have been set.

All subsidiary companies have 31 December year ends.

Refer to the Schedule of Subsidiary Companies on pages 46 to 47 for details of the investment in subsidiary companies.

	Aggregate Subsidiaries 2006 R'000	Aggregate Subsidiaries 2005 R'000
4. INVESTMENT IN SUBSIDIARY COMPANIES (continued)		
Information in respect of subsidiaries required in terms of paragraph 61 of the fourth schedule to the Companies Act:		
- Aggregate subsidiaries' profits	94 832	59 624
- Outside shareholder's interest in subsidiaries	112 755	66 719
- Interest of holding company in net profits of subsidiaries for the accounting period	56 563	36 179
- Interest of holding company in net accumulated profits and losses of subsidiaries from date of acquisition to previous accounting date	119 065	72 168

5. INVESTMENT IN JOINT VENTURE COMPANY

	2006 R'000	2005 R'000
Mondi Shanduka Newsprint (Proprietary) Limited ("MSN")		
Shares at cost (54% shareholding) (2005:58%)	-	-
Shareholder's loan	127 600	127 600
Mezzanine loan	330 000	330 000
Total investment in joint venture company	457 600	457 600
Repayable within one year disclosed as a current asset	(330 000)	-
Total long-term investment in joint venture company	127 600	457 600
Directors' valuation of investment in joint venture company	457 600	457 600

The shareholder's loan is unsecured, interest free and is only able to be repaid once the Mezzanine loan has been settled in full.

A Mezzanine loan of R330 million was advanced by the Company to MSN on 1 June 2004. This loan bears interest at 12.27% per annum (2005: R310 million at 13.31% per annum and R20 million at 6.95% per annum) and is repayable on the twelfth anniversary of the transaction date, being 31 May 2016. Subsequent to year end, the Mezzanine loan was agreed to be paid during 2007. However, the Mezzanine debt facility will still be available to MPSA until January 2017. Consequently, the shareholder's loan is considered to be only repayable in May 2016. A 4% share in MSN was contributed to an employees share ownership programme (ESOP) during 2006. A further 4% share in MSN is to be contributed to the Mondi Shanduka Community Trust (MSCT) during 2007 for the benefit of the communities surrounding the Merebank mill in Kwa-Zulu Natal.

Summarised financial information of the joint venture company:	2006 R'000	2005 R'000
Balance sheet:		
Current assets	338 728	323 345
Non-current assets	936 126	918 740
Current liabilities	165 403	156 042
Non-current liabilities	1 006 972	1 039 978
Income statement:		
Revenue	1 057 717	915 317
Operating expenses	(899 894)	(764 719)
Net interest	(86 776)	(96 874)
Taxation	(20 611)	(15 252)
Profit after taxation	50 436	38 472

	2006 R'000	2005 R'000
6. INVESTMENTS AND LOANS		
Investments		
Preference shares - unlisted	4 600	4 600
Anglo American plc shares - listed	6 618	-
Other	-	84
Total investments	11 218	4 684

The investment in preference shares represents 460 convertible redeemable preference shares of R1 each in Luck of the Draw (Proprietary) Limited, which were issued at a premium of R9 999 each. The rate attached to the preference shares is 65% of the prime lending rate and the preference shares are redeemable in equal tranches of 92 shares over five years commencing on 25 September 2006. The redemption of the preference shares has been delayed and the preference share subscription agreement will be amended in this regard. The full amount of the preference share investment is considered to be recoverable.

Key management judgement:

Management have assessed the recoverability of this investment and are of the opinion that no impairment is required at this time.

The investment in Anglo American plc shares represents shares purchased by the Company to meet its commitment to senior qualifying employees who are entitled to receive these shares as part of their remuneration upon the three year anniversary of the grant date. These shares were fairly valued to the year-end closing market price of R342.00 per share, which resulted in a gain of R2,2 million.

	2006 R'000	2005 R'000
Loans		
Anglo American South Africa Limited	-	105 005
Mondi Imbani Mining Supplies (Proprietary) Limited	8 515	7 708
Total loans	8 515	112 713

The loan to Anglo American South Africa Limited in 2005 represented monthly dividends accruing to the shareholder, which had not been declared as at the year-end. The loan was interest free.

The loan to Mondi Imbani Mining Supplies (Proprietary) Limited is interest free and is repayable in sixty successive monthly tranches of R208 333 commencing on 1 July 2008 with a final payment falling due on 30 June 2013. The increase in the loan balance during the current year represents the unwinding of the discounted loan balance for one year.

	2006 R'000	2005 R'000
Sub-total	19 733	117 397
Repayable within one year disclosed as a current asset	-	(105 005)
Total long-term investments and loans	19 733	12 392
Directors' valuation of investments and loans	19 733	117 397

	2006 R'000	2005 R'000
7. INVENTORIES		
Raw materials	191 628	176 152
Work in progress	159 656	91 135
Finished goods	188 075	239 833
Consumable stores	108 687	98 616
Total inventories	648 046	605 736

The carrying amount of inventories carried at net realisable value is R14 668 467 (2005: R Nil).

Key management judgement:

Provision for obsolescence is based on value of potentially irrecoverable damaged inventory that exists at year-end.

8. TRADE AND OTHER RECEIVABLES

	2006 R'000	2005 R'000
Trade receivables	1 331 583	1 054 074
Provision for doubtful debts	(16 649)	(17 186)
Net trade receivables	1 314 934	1 036 888
Prepayments	11 189	9 336
Interest on Mezzanine loan	3 440	3 622
Other current financial assets	1 109	2 698
Sundry receivables	127 487	30 027
Total trade and other receivables	1 458 159	1 082 571

The directors consider that the carrying value of receivables approximates their fair value.

Key management judgement:

Provision for doubtful debts – the debtors book is reviewed whereby specific doubtful debtors are identified and provided for.

	2006 R'000	2005 R'000
9. SHARE CAPITAL AND PREMIUM		
Authorised share capital		
544 143 125 shares of one cent each	5 441	5 441
Issued share capital		
317 402 519 (2005: 217 402 519) shares of one cent each	3 174	2 174
Share premium	4 167 714	1 568 714
Total share capital and premium	4 170 888	1 570 888

The Company issued 100 million ordinary shares to Anglo South Africa Capital (Pty) Ltd at a subscription price of R26.00 per share on 20th June 2006. The proceeds were utilised by the Company in partial repayment of the loan owed to Anglo American South Africa Finance Limited.

The unissued shares are under the control of the directors until the next annual general meeting.

The weighted average number of shares used in the calculation of earnings per share is 270 827 177 (2005: 217 402 519).

10. REDEEMABLE CUMULATIVE PREFERENCE SHARES

	2006 R'000	2005 R'000
Authorised		
116 667 "C" shares of one cent each	1	1
100 000 "K" shares of one cent each	1	1
Total authorised redeemable cumulative preference shares	2	2
Issued	-	-

11. NON-DISTRIBUTABLE RESERVES

	2006 R'000	2005 R'000
The balance is made up as follows:		
Realised profits on disposal of rights, investments and assets	23 647	23 647
Net realised foreign exchange profits	715	715
Capital redemption reserve fund	14 366	14 366
Capital reserve	52 651	52 651
Share capital reduction reserve	77 602	77 602
Total non-distributable reserves	168 981	168 981

	2006 R'000	2005 R'000
12. SHARE BASED PAYMENT RESERVE		
Balance at 1 January	47 921	23 477
Share based payment charge	19 150	24 444
Reclassification to accumulated profits	(17 444)	-
Options converted	(8 508)	-
Balance at 31 December	41 119	47 921

Certain costs relating to share based payments have been charged to the Company in the current year by its ultimate holding company, Anglo American plc. These costs have been calculated using a Black Scholes Model. Assumptions used in the calculation have been based on expected option life of 3 years (2005: ranging from 3 - 5 years), expected volatility of 30% (2005: 25%), fair value per option granted (weighted average) (£) of 20,04 (2005: ranging from 2,69 – 12,21), and risk free interest of 4,3% (2005: 4,49% to 4,84%). Vesting conditions related to 3 years (2005: 3 years), continuous employment.

13. CASH FLOW HEDGE RESERVE

	2006 R'000	2005 R'000
Balance at 1 January	(2 133)	(47 019)
	(342)	(2 133)
Financial instrument hedge	(477)	(3 004)
Deferred taxation	135	871
	2 133	47 019
Realisation on financial instrument hedge	3 004	67 170
Deferred taxation	(871)	(20 151)
Balance at 31 December	(342)	(2 133)

Plant and equipment for certain capital projects were sourced from overseas suppliers. Foreign exchange contracts were used to hedge the currency exposures. Management have tested these contracts for effectiveness and they were found to be effective (refer to note 39).

	2006 R'000	2005 R'000
14. DEFINED BENEFIT RESERVE		
Balance at 1 January	(6 432)	-
Net transfer of account balances to MPSA and MSN	(40 780)	-
Reclassification of the post-retirement medical aid liability	1 296	-
Reclassification of net defined benefit asset	(42 076)	-
Actuarial gain/(loss) on post-retirement benefit plan	223 570	(6 432)
Post-retirement medical aid liability	47 636	(22 737)
Net defined benefit asset including surplus restriction	267 214	13 678
Deferred taxation	(91 280)	2 627
Balance at 31 December	176 358	(6 432)

The above represents actuarial losses on the valuation of the net pension fund and post retirement medical aid liabilities.

The transfer of account balances to MPSA and MSN represents the proportionate share attributable to these business units post their incorporation in 2005 and 2004 respectively. As a result of the Company having received FSB approval on 30 June 2006 for the recognition of the net defined benefit surplus, part of this surplus is for the benefit of these business units, and has consequently been transferred to them.

15. ACCUMULATED PROFITS

	2006 R'000	2005 R'000
Balance at 1 January	3 845 793	3 473 687
Net profit for the year attributable to ordinary shareholders	55 676	640 121
Reclassification from share based payments reserve	17 444	-
Dividends paid	(159 241)	(268 015)
Balance at 31 December	3 759 672	3 845 793

16. LONG-TERM LIABILITIES

	Terms of repayment	Rate of interest	2006 R'000	2005 R'000
Secured finance lease agreements	(a)	(b)	2 079	2 934
Unsecured loans	(c)	(d)	1 005 000	1 005 000
Sub-total			1 007 079	1 007 934
Repayable within one year disclosed as a current liability			(421)	(854)
Total long-term liabilities			1 006 658	1 007 080

(a) 2007: R0,4 million
2008 to 2009: R1,7 million

(b) R2,1 million at variable closing rate of 13,31% per annum
(2005: 7,21% - 13,01% per annum)

(c) 2009: R1 005 million

(d) R1 005 million at variable closing rates of 12,31% - 12,42% per annum
(2005: 12,09% - 12,31% per annum)

17. POST-RETIREMENT FUNDING

Pension and provident schemes

The Company has one defined benefit and two defined contribution retirement schemes, which are available to all eligible employees. The assets of these schemes are held in administered trust funds separated from the Company's assets and meet the terms of the South African Pension Funds Act of 1956.

The defined benefit scheme is actuarially valued at intervals of not more than three years using the projected unit credit method. The last statutory actuarial valuation was performed as at 31 December 2004, with the fund being in a sound financial position at this time. The next statutory actuarial valuation will be undertaken during the 2007 financial year.

Any deficits advised by the actuaries or that may arise from improved benefits are funded either immediately or through increased contributions to ensure the ongoing soundness of the schemes.

The Financial Services Board ("FSB") approved certain amendments to the Mondi Pension Fund rules, effective 1 January 2005, on 30 June 2006.

In terms of the rule amendments, all future surpluses arising in the Fund will be for the benefit of the employer. Accordingly, the latest available actuarial estimate of this surplus, amounting to R 215,1 million at 31 December 2006, has been recognised.

17. POST-RETIREMENT FUNDING (continued)

Pension and provident schemes (continued)

In line with the FSB approval for the recognition of a net pension fund surplus, the proportionate share of the Pension Fund assets and obligations accruing to MPSA and MSN were transferred to these business units during the current year.

Summary of retirement defined benefit information:

	2006 R'000	2005 R'000
Change in benefit assets during the year:		
Benefit assets at beginning of year	1 447 565	1 176 366
Transfer of assets to MPSA and MSN	(183 219)	-
Actual return on plan assets	94 853	93 193
Contributions paid	17 625	21 446
Plan participants' contributions	5 969	8 197
Actuarial gain	177 817	221 125
Benefits paid	(82 145)	(72 762)
Benefit assets at end of year	1 478 465	1 447 565
Change in benefit obligation during the year:		
Benefit obligation and unrecognised surplus at beginning of year	1 447 565	1 176 366
Transfer of obligation to MPSA and MSN	(141 143)	-
Service cost	23 309	35 375
Interest cost	99 199	92 942
Plan participants' contributions	5 969	8 197
Actuarial (gain)/loss	(213 897)	207 447
Benefits paid	(82 145)	(72 762)
Benefit obligation at end of year	1 138 857	1 447 565
Surplus	339 608	332 436
Surplus restriction	(124 500)	(332 436)
Net defined benefit plan asset	215 108	-
Projected benefit obligation:		
- active employees	390 482	500 033
- deferred	11 000	4 200
- pensioners	737 375	610 896
- total	1 138 857	1 115 129

17. POST-RETIREMENT FUNDING (continued)

Pension and provident schemes (continued)

	2006	2005
Assumptions at 31 December		
Average remaining service (years)	9,00	9,50
Discount rate (%)	7,80	7,75
Consumer price inflation (%)	4,70	4,25
Expected return on plan assets (%)	8,08	7,68
Rate of compensation increase (%)	5,70	5,25
Pension increase (%)	4,70	4,25
Active employees:		
Numbers	240	364
Pensionable salaries (R'000)	80 401	119 862
Deferred:		
Numbers	6	4
Pensioners:		
Numbers	2 071	2 136
Pensions in payment (R'000)	55 540	50 908

Post-retirement medical aid benefits

The Company has certain obligations to provide limited post-retirement medical aid subsidies to its pensioners. The entitlement to these subsidies is dependent upon the employee remaining in service until retirement and is subject to periodic review.

The post-retirement medical aid liability is valued at intervals of not more than three years using the projected unit credit method. The actuarial present value of the promised benefits at the most recent valuation of 1 July 2005 indicates that the contractual post-retirement medical aid liability is adequately provided for within the financial statements. A full valuation is performed every three, with desktop reviews being performed annually.

Due to the membership profile of the Fund the actuarial present value of the cross subsidy resulting therefrom gave rise to a surplus during the current year. Accordingly, the medical liability is fully funded and the Company has derecognised its obligation until such time that a deficit arises. Refer to page 30.

17. POST-RETIREMENT FUNDING (continued)

Post-retirement medical aid benefits (continued)

	Carrying amount at beginning of year R'000	Reclass-ification R'000	Current service cost R'000	Interest paid R'000	Benefits paid R'000	Actuarial (gain)/loss R'000	Carrying amount at end of year R'000
Post-retirement medical aid liability							
- contractual	596 386	(35 750)	4 892	42 043	(36 301)	75 869	647 139
- cross subsidy	115 290	(1 296)	-	9 511	-	(123 505)	-
Totals	711 676	(37 046)	4 892	51 554	(36 301)	(47 636)	647 139

The reclassification of the contractual liability to trade payables represents amounts refundable to MPSA and MSN in respect of past service of employees taken over by these companies from Mondi South Africa Limited.

The assumptions used in determining the provision were at a discount rate of 7.80% (2005 : 7.75%); inflation rate of 4.70% (2005 : 4.25%) and a healthcare cost trend of 5.70% (2005 : 5.25%). The membership includes 2 040 actives (2005 : 2 040) and 1 291 pensioners (2005 : 1 291).

Sensitivity of healthcare cost trend rates:

	2006 R'000	2005 R'000
1% increase in trend rate – effect on service cost and interest cost	6 978	6 720
1% increase in trend rate – effect on the defined benefit obligation	79 177	76 074
1% decrease in trend rate – effect on aggregate of the service cost and interest cost	(5 827)	(5 607)
1% decrease in trend rate – effect on the defined benefit obligation	(66 189)	(63 594)

	2006 R'000	2005 R'000

18. DEFERRED TAXATION

Deferred taxation is calculated on all temporary differences under the balance sheet liability method using a principal taxation rate of 29% (2005 : 29%).

Balance sheet

The movement on deferred taxation is as follows:

	2006 R'000	2005 R'000
Opening balance	999 884	765 246
Movements during the year attributable to:		
Accelerated capital allowances	163 830	263 827
Biological assets	50 287	18 534
Provision for doubtful debts	156	5 092
Provision for post-retirement medical aid	18 716	(7 069)
Other provisions and prepayments	35 294	(28 504)
Taxation loss	(223 598)	(7 716)
Amounts included in equity	92 016	16 653
Rate change	-	(26 179)
Closing balance	1 136 585	999 884

Deferred taxation balance may be analysed as follows:

	2006 R'000	2005 R'000
Accelerated capital allowances	1 017 858	854 028
Biological assets	457 658	407 371
Provision for doubtful debts	(4 828)	(4 984)
Provision for post-retirement medical aid	(187 670)	(206 386)
Other provisions and prepayments	(3 637)	(38 931)
Taxation loss	(231 314)	(7 716)
Amounts included in equity	88 518	(3 498)
Total deferred taxation	1 136 585	999 884

19. TRADE AND OTHER PAYABLES AND PROVISIONS

Trade and other payables

	2006 R'000	2005 R'000
Accounts payable	434 898	252 708
Sundry creditors and accruals	183 886	127 674
Current financial liabilities	702	41 729
Total trade and other payables	619 486	422 111
Current financial liabilities consist of:		
Interest rate swap derivatives	-	37 712
Foreign currency exchange contracts	702	4 017
Total current financial liabilities	702	41 729

19. TRADE AND OTHER PAYABLES AND PROVISIONS (continued)

Interest rate swap derivatives

The interest rate swap derivatives were closed out during the current year.

Foreign currency exchange contracts

These have been fairly valued at mark to market at 31 December 2006.

The directors consider that the carrying value of trade payables approximates their fair value.

Analysis of provisions held:

	Carrying amount at beginning of year R'000	Additional provisions raised R'000	Amounts utilised R'000	Reclassification to accruals R'000	Carrying amount at end of year R'000	Current R'000	Non-current R'000
Leave pay provision (a)	38 548	-	-	(38 548)	-	-	-
Customer claims provision (b)	1 921	1 001	(1 800)	-	1 122	1 122	-
Employee share option scheme provision (c)	-	7 283	-	-	7 283	-	7 283
Retrenchments (d)	-	15 000	-	-	15 000	15 000	-
Other provisions	32 406	1 973	(3 281)	(1 420)	29 678	1 020	28 658
Totals	72 875	25 257	(5 081)	(39 968)	53 083	17 142	35 941

Key management judgements

(a) The provision is in respect of leave pay and arises as a result of obligations in terms of accruals for leave pay due. The provision was reclassified to accruals during the current year in line with the group's policy.

(b) The provision is in respect of anticipated customer's claims that may arise as a result of the supply of defective products.

(c) The provision is in respect of the employee share option scheme which derives its value from the growth in Mondi Packaging South Africa (Proprietary) Limited and Mondi Shanduka Newsprint (Proprietary) Limited

(d) The Company has undergone a significant restructuring of its operations during the current year and a number of staff retrenchments were identified, giving rise to this provision.

		2006 R'000	2005 R'000
20.	**SHORT-TERM BORROWINGS**		
	Interest bearing		
	Anglo American SA Finance Limited	88 569	4 262 860
	The unsecured loan represents a revolving credit facility agreement with Anglo American SA Finance Limited ("AASAF"). The loan bears interest at the average rate of funding received by AASAF on its external borrowings plus 0,2% and the loan has no fixed terms of repayment.		
	Non-interest bearing		
	Loans from subsidiary companies	20 378	467 232
	All loans incur no interest and no repayment terms have been set.		
	All subsidiary companies have 31 December year ends.		
	Refer to the schedule of subsidiary companies on pages 46 to 47 for details of the loans from subsidiary companies.		
	Standard Bank overnight call account	184 000	-
	The unsecured overnight call account bears interest at 10.10% and has no fixed terms of repayment. The Company has a total facility of R410 million over this account.		
	Total	292 947	4 730 092
21.	**NET LIABILITIES HELD FOR SALE**		
	Peak Timbers Limited		
	Investment in subsidiary company	11 617	-
	Amount owing to subsidiary company	(34 220)	-
	Total net liabilities held for sale	(22 603)	-

The Company has entered into a sale agreement for the disposal of its interest in Peak Timbers Limited ("Peak"). The sale transaction received Competition Commission approval on 16 March 2007 and the effective date is 1 April 2007. Accordingly, the investment in and loan owing to Peak has been disclosed as a net liability held for sale.

22. OPERATING PROFIT (continued)

	2006 R'000	2005 R'000
Net exchange losses relating to foreign transactions	10 460	10 239
Research and development	5 824	7 024
Operating lease charges :		
- Land and buildings	16 396	20 885
- Plant and equipment	11 303	22 258
Provisions raised during the year	97 362	15 866
Remuneration of directors of the Company :		
- Emoluments of executive directors	10 115	8 958
- Remuneration of non-executive directors : fees	800	2 740
Included in emoluments of executive directors, is gratuities paid to directors for loss of office :	3 339	-
Retirement benefits :		
- Defined benefit fund contributions	27 655	24 477
- Defined contribution fund contributions	25 348	23 735

23. SPECIAL ITEMS

2006	Gross R'000	Current taxation R'000	Deferred taxation R'000	Net R'000
Loss on sale of investment in Goeiehoop Farms (Pty) Ltd	(3 542)	-	1 027	(2 515)
Loss on sale of investment in North East Cape Forests Joint Venture	(42 045)	-	12 193	(29 852)
Totals	(45 587)	-	13 220	(32 367)

On 7 February 2006, after having received Competition Commission approval on 19 January 2006, the Company sold its shares and loan account in North East Cape Forests Joint Venture and Goeiehoop Farms (Proprietary) Limited to Steinhoff Africa Holdings (Proprietary) Limited for R139 million. The total loss recognised on the transaction was R46 million.

2005	Gross R'000	Current taxation R'000	Deferred taxation R'000	Net R'000
Profit on sale of assets to Mondi Packaging South Africa (Pty) Ltd	580 657	-	(156 704)	423 953
Loss on sale of investment in Mondi Imbani Mining Supplies (Pty) Ltd	(16 234)	-	-	(16 234)
MSN ESOP cost reversed	8 800	-	-	8 800
Totals	573 223	-	(156 704)	416 519

23. SPECIAL ITEMS (continued)

On 1 January 2005, the Company sold its packaging business unit to a newly created company, being Mondi Packaging South Africa (Proprietary) Limited ("MPSA"). A 42% interest in the business was acquired by Shanduka Packaging (Proprietary) Limited with Mondi South Africa Limited holding the remaining 58%. The total transaction was valued at R2.2 billion, with a possible earn out accruing to the Company in the event that certain EBITDA performance levels are achieved by MPSA over the next four years. The total profit recognised on the transaction was R581 million.

On 1 January 2005, the Company sold its shares and loan account in Mondi Imbani Mining Supplies (Proprietary) Limited ("MIMS"). The proceeds on disposal amounted to R1 and an accounting loss of R11 million was recognised. As part of the sale agreement, the Company further loaned MIMS R12,5 million which was fair valued and a further write-off of R5 million was recognised giving rise to a total loss on the sale of R16 million.

The Company committed itself in 2004 to contribute a 4% shareholding in Mondi Shanduka Newsprint (Pty) Ltd ("MSN") to an employees share ownership programme ("ESOP"). The ESOP had not been established in 2004 however and accordingly an estimated amount of R8.8 million, being 4% of the shareholder's equity, was written off against the profit on disposal of MSN. The ESOP was established on 1 January 2006 and the scheme rules provide for a formula to be applied in calculating the cost to the Company. Accordingly, the cost of the ESOP recognised in 2004 was reversed in 2005 and the Company has recognised the cost of the ESOP with effect from 2006.

	2006 R'000	2005 R'000
24. INVESTMENT INCOME		
Dividends received:		
Subsidiary companies (unlisted)		
Finewright Holdings (Proprietary) Limited	22 874	3 340
Mondi Forest Products (Natal) Limited	21 707	-
Abulia Properties Limited	112	-
Lusaba Sawmills (Proprietary) Limited	91	-
Total investment income	44 784	3 340
25. INTEREST EXPENSE		
Interest paid:		
Finance leases	387	987
Loans - Anglo American SA Finance Limited	125 886	286 417
- Other	132 631	137 090
Retirement benefit liability	99 199	92 942
Post-retirement medical aid liability	51 554	44 661
Total interest paid	409 657	562 097
Less: capitalised into plant and equipment	(16 828)	(57 628)
Total interest expense	392 829	504 469

	2006 R'000	2005 R'000
26. INTEREST RECEIVED		
Actual return on pension plan assets	94 853	93 193
Loans - Anglo American SA Finance Limited	34 432	137 746
- Other	13 375	9 112
Loans to subsidiaries		
Siyaqhubeka Forests (Proprietary) Limited	7 130	-
Mondi Packaging South Africa (Proprietary) Limited	82 220	80 643
Mondi Shanduka Newsprint (Proprietary) Limited	40 940	42 021
Total interest received	272 950	362 715

27. TAXATION

	2006 R'000	2005 R'000
South African Normal Taxation		
Current taxation	1 095	(9 524)
- current year	1 095	-
- prior year overprovision	-	(9 524)
Deferred taxation	44 685	220 432
- current year	5 256	246 611
- prior year underprovision	39 429	-
- rate change	-	(26 179)
Total taxation	45 780	210 908
Estimated taxation losses available for set off against future taxable income :	797 634	26 607

Reconciliation of the total tax rate:	%	%
Current year's net charge as a percentage of profit before taxation	45,1	24,8
Prior year (under)/overprovision	(38,9)	1,1
Special items	-	1,1
Non-taxable income	24,2	0,1
Taxable income not recognised in the income statement	(1,1)	-
Disallowable expenditure	(0,3)	(3,2)
Amounts included in equity	-	2,0
Rate change	-	3,1
Standard rate of taxation	29,0	29,0

		2006 R'000	2005 R'000
28.	**NON-CASH ITEMS**		
	Depreciation of property, plant and equipment	411 887	237 836
	Cost of felling	358 327	364 667
	(Profit)/loss on disposal of property, plant, equipment and biological assets	(12 146)	25 279
	Post-retirement medical aid provision	4 892	3 427
	Pension fund current service cost	5 685	13 929
	Impairment of property, plant and equipment	-	35 679
	Fair value gains attributable to price and physical changes in biological assets	(207 505)	(192 052)
	Movement in provisions	25 257	(16 817)
	Share based payment reserve	19 150	24 444
	Other	(465)	-
		605 082	496 392
29.	**WORKING CAPITAL MOVEMENTS**		
	Increase in inventories	(42 310)	(38 101)
	Increase in trade and other receivables	(373 226)	(43 256)
	Increase/(decrease) in trade and other payables and provisions	208 021	(344 351)
	Post-retirement medical aid provision	(36 301)	(47 891)
	Decrease in dividend receivable	-	1 450
		(243 816)	(472 149)
30.	**TAXATION RECEIVED**		
	Taxation receivable opening balance	37 272	85 957
	Current taxation expense	(1 095)	9 524
	Taxation receivable closing balance	(36 177)	(37 272)
		-	58 209
31.	**PROCEEDS ON DISPOSAL OF SUBSIDIARY COMPANIES**		
	Investment in subsidiary - shares	-	4 639
	- loan	184 754	6 676
		184 754	11 315
	Special item	(45 587)	(16 234)
	Fair value adjustment of loan	-	4 919
	Loss on disposal pre non-cash write-offs	(45 587)	(11 315)
	Proceeds	139 167	-

		2006 R'000	2005 R'000
32.	**PROCEEDS ON DISPOSAL OF BUSINESS UNIT**		
	Property, plant and equipment - cost	-	1 580 306
	Property, plant and equipment - accumulated depreciation	-	(721 134)
	Property, plant and equipment - net book value	-	859 172
	Investment in subsidiary companies	-	11 424
	Investments and loans	-	13 694
	Inventories	-	282 985
	Trade and other receivables	-	565 052
	Trade and other payables and provisions	-	(344 412)
		-	1 387 915
	Special item	-	580 657
	Goodwill written off/cost of ESOP	-	231 428
	Profit on disposal pre non-cash write-offs	-	812 085
	Proceeds	-	2 200 000
33.	**CAPITAL EXPENDITURE**		
	Land and buildings	(13 921)	-
	Plant and equipment	(563 851)	(1 794 773)
	Other	(38 991)	(35 062)
	Total	(616 763)	(1 829 835)
	Movement in capex trade payables	(12 050)	12 050
	Total capital expenditure	(628 813)	(1 817 785)
34.	**DIVIDENDS PAID**		
	Shareholder for dividend opening balance	-	-
	Dividend declared	(159 241)	(268 015)
	Shareholder for dividend closing balance	-	-
		(159 241)	(268 015)

35. RELATED PARTY TRANSACTIONS

The Company transacts on a market related or arms length basis with the following entities which are considered related parties due to common shareholders or directorships and key personnel. Certain related party disclosures are included in notes 4 - 6 and in the schedule of subsidiary companies on pages 46 and 47. Additional related party information is set out below:

35.1 Income

	2006 R'000	2005 R'000
Sales:		
Mondi Shanduka Newsprint (Proprietary) Limited	-	1 888
Mondi Packaging South Africa (Proprietary) Limited	298 796	268 795
Mondi Business Paper Sales GmbH	1 538 691	770 137
Mondi Packaging Paper Sales GmbH	806 159	404 832
Mondi Sales International Limited	-	952 303
Total	2 643 646	2 397 955
Interest received:		
Anglo American SA Finance Limited	34 432	137 746
Mondi Shanduka Newsprint (Proprietary) Limited	40 940	42 021
Mondi Packaging South Africa (Proprietary) Limited	82 220	80 643
Siyaqhubeka Forests (Proprietary) Limited	7 130	-
Total	164 722	260 410

35.2 Income

	2006 R'000	2005 R'000
Management fees:		
Mondi Shanduka Newsprint (Proprietary) Limited	3 382	2 441
Mondi Packaging South Africa (Proprietary) Limited	6 240	6 000
Total	9 622	8 441
Shared service income:		
Mondi Shanduka Newsprint (Proprietary) Limited	96 138	89 172

35. RELATED PARTY TRANSACTIONS

35.3 Expenditure

	2006 R'000	2005 R'000
Purchase of goods:		
Mondi Business Paper Sales GmbH	409 146	-
Mondi Packaging Paper Sales GmbH	4 981	-
Mondi Shanduka Newsprint (Proprietary) Limited	29 497	12 658
Mondi Packaging South Africa (Proprietary) Limited	85 178	58 237
Peak Timbers Limited	3 333	22 075
Siyaqhubeka Forests (Proprietary) Limited	138 289	-
Total	670 424	92 970
Interest paid:		
Anglo American SA Finance Limited	125 886	286 417
Management fees:		
Mondi Packaging Paper Sales GmbH	11 049	9 269
Mondi Business Paper Global Service	36 090	9 316
Total	47 139	18 585
Senior key personnel costs - staff costs	19 240	19 973

35.4 Amounts owed to group companies

	2006 R'000	2005 R'000
Mondi Shanduka Newsprint (Proprietary) Limited	13 142	2 130
Mondi Packaging South Africa (Proprietary) Limited	41 355	12 207
Mondi Business Paper Sales GmbH	38 894	-
Mondi Packaging Paper Sales GmbH	10 892	-
Mondi Business Paper Global Service	33 192	4 081
Mondi Packaging Örebro AB	2 492	875
Anglo American SA Finance Limited	7 136	74 596
Peak Timbers Limited	2 050	-
Mondi Timber (Wood Products) (Proprietary) Limited	15 000	-
Siyaqhubeka Forests (Proprietary) Limited	15 192	21 825
Total	179 345	115 714

35. RELATED PARTY TRANSACTIONS (continued)

35.5 Amounts owed by group companies

	2006 R'000	2005 R'000
Mondi Packaging South Africa (Proprietary) Limited	91 582	85 282
Mondi Shanduka Newsprint (Proprietary) Limited	35 235	45 112
North East Cape Forests Joint Venture	-	13 588
Peak Timbers Limited	153 199	131 415
Siyaqhubeka Forests (Proprietary) Limited	2 259	-
Mondi Business Paper Sales GmbH	388 630	270 777
Mondi Packaging Paper Sales GmbH	269 098	183 028
Anglo American SA Finance Limited	-	105 005
Total	940 003	834 207

35.6 Loan owed to group company

	2006 R'000	2005 R'000
Anglo American SA Finance Limited	88 569	4 262 860

35.7 Loans owed by group companies

	2006 R'000	2005 R'000
Mondi Packaging South Africa (Proprietary) Limited	700 000	700 000
Mondi Shanduka Newsprint (Proprietary) Limited	330 000	330 000
Total	1 030 000	1 030 000

Both loans are long term, however if they are not repaid after 12 years from the transaction date, the shareholder has the option of converting the loans to equity.

35.8 Cash held on behalf of Group Companies

	2006 R'000	2005 R'000
Anglo American SA Finance Limited	-	1 916 860
Anglo American Capital Plc	-	3 059
Total	-	1 919 919

35.9 Shareholder's loans owed by Group Companies

	2006 R'000	2005 R'000
Mondi Shanduka Newsprint (Proprietary) Limited	127 600	127 600
Mondi Packaging South Africa (Proprietary) Limited	101 580	90 000
Total	229 180	217 600

		2006 R'000	2005 R'000
36.	**FUTURE CAPITAL EXPENDITURE**		
	Contracted for	134 762	3 220 621
	Approved by directors, not contracted for	692 321	182 762
	Total	827 083	3 403 383

This expenditure will be financed by existing Company resources and borrowing facilities.

37. OPERATING LEASE COMMITMENTS

	2006 R'000	2005 R'000
Payable within 12 months	45 755	35 934
Between 1 and 5 years	46 281	70 349
After 5 years	26 724	33 076
Total minimum lease payments	118 760	139 359

The above operating lease commitments consist mainly of land and buildings and to a lesser extent, plant and equipment.

38. CONTINGENT LIABILITIES

Bank guarantees in the amount of R64 million have been issued in favour of various service providers.

39. COMMITMENTS

The following forward exchange contracts have been entered into for items not included in the balance sheet.

Type of contract	Foreign currency	Foreign amount '000	Rand R'000
At 31 December 2006			
To purchase:	Swedish Kronen	9 746	10 040
	US Dollars	3 781	26 533
	Euro	1 623	15 051
	Pound Sterling	11	158
			51 782
To sell:	US Dollars	43 870	308 134
	Euro	29 183	270 544
	Pound Sterling	2 224	30 723
			609 401

39. COMMITMENTS (continued)

Type of contract	Foreign currency	Foreign amount '000	Rand R'000
At 31 December 2005			
To purchase:	Japanese Yen	9 152	498
	Swedish Kronen	600	483
	US Dollars	4 172	26 513
	Euro	3 629	27 540
	Pound Sterling	388	4 279
	Australian Dollar	1	5
			59 318
To sell:	US Dollars	40 522	257 514
	Euro	24 320	184 563
	Australian Dollar	132	613
			442 690

Contracts to hedge capital equipment purchases of USD 620 037, EUR 3 065 523, GBP 293 247 and NZD 2 632 were unmatured over the year-end.

40. CREDIT RISK MANAGEMENT

The Company deposits short-term cash, indirectly through its holding company, only with major financial institutions of high standing. The amounts deposited with each institution are limited and reviewed on a regular basis. Trade accounts receivable comprise a large widespread customer base. Credit evaluations of these customers are reviewed on an ongoing basis. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Company's management based on prior experience and the current economic environment.

41. CURRENCY, PRICE AND INTEREST RATE RISK

The Company utilises derivative instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. These derivative instruments involve credit and market risk. The use of derivative instruments is subject to limits and the positions are regularly monitored and reported on to senior management. Market risk is the possibility that future changes in foreign currency exchange rates, interest rates and commodity prices may make a derivative instrument more or less valuable. Since the Company utilises derivative instruments for risk management, market risk relating to derivative instruments will be offset by changes in the valuation of the underlying assets, liabilities or transactions being hedged.

42. NUMBER OF EMPLOYEES

The number of employees at year-end was 2 059 (2005: 2 177).

43. POST-BALANCE SHEET EVENTS

The Mondi group's decision to list on the London Stock Exchange has been delayed to 2007. As a result of this listing, there could be a restructuring, which would result in a change in the holding company of Mondi South Africa Limited.

MONDI SOUTH AFRICA LIMITED
SCHEDULE OF SUBSIDIARY COMPANIES
31 December 2006

	Share Capital		Shareholding		Cost of investment in subsidiaries		Amount owing by/(to) subsidiaries	
	2006 R'000	2005 R'000	2006 %	2005 %	2006 R'000	2005 R'000	2006 R'000	2005 R'000
Abulia Properties Limited*	-	-	100	100	2	2	(2)	209
Active Packaging (Proprietary) Limited*	10	10	100	100	-	-	-	-
Atherstone & Brooks Timbers (Proprietary) Limited*	-	-	100	100	-	20	-	-
Finewright Holdings (Proprietary) Limited	110	110	73	69	24 710	20 340	-	-
Finewood Veneers (Proprietary) Limited	150	150	73	69	-	-	-	-
Goeiehoop Farms (Proprietary) Limited	-	1	-	66,7	-	-	-	60 030
John Wright Veneers (SA) (Proprietary) Limited	-	-	73	69	-	-	-	-
Lusaba Sawmills (Proprietary) Limited*	144	144	100	100	144	144	(144)	(235)
Mondi Australia Holdings Limited (incorporated in British					244	244		
Virgin Islands) AU$000	-	-	100	100			-	-
Mondi Forest Products (Swaziland) (Proprietary) Limited					-	-		
(incorporated in Swaziland)*	-	-	100	100			(1 203)	(1 203)
Mondi Forest Products (Natal) Limited*								
Ordinary	3 420	3 420	100	100	3 531	383 000	(3 531)	(404 707)
Preference	1	1	100	100	-	-	-	-
Mondi Packaging South Africa (Proprietary) Limited	-	-	55	58	-	-	801 580	790 000
Mondi Paper Sales Australia (Proprietary) Limited								
(incorporated in Australia)								
A ordinary AU$ 000	-	-	70	70	-	-	-	-
B ordinary AU$ 000	-	-	100	100	-	-	-	-
Mondi Timber Limited*								
Ordinary	2 071	2 071	100	100	2 071	2 071	(2 371)	(2 371)
Preference	300	300	100	100	300	300	-	-
Mondi Timber (Wood Products) (Proprietary) Limited	964	964	100	100	964	964	75 846	75 846
Mondi Timber Products (Proprietary) Limited	5 992	5 992	100	100	7 132	7 132	(11 474)	(11 474)
Mondipak (Namibia) (Proprietary) Limited	-	-	69	69	-	-	-	-

* = dormant

MONDI SOUTH AFRICA LIMITED
SCHEDULE OF SUBSIDIARY COMPANIES (continued)
31 December 2006

	Share Capital		Shareholding		Cost of investment in subsidiaries		Amount owing by/(to) subsidiaries	
	2006	2005	2006	2005	2006	2005	2006	2005
	R'000	R'000	%	%	R'000	R'000	R'000	R'000
Newco Veneers (Proprietary) Limited	-	-	73	69	-	-	-	-
North East Cape Forests Joint Venture	-	-	-	66,7	-	-	-	124 724
Paperlink (Proprietary) Limited*	-	-	100	100	-	-	-	-
Peak Timbers Limited	4 617	4 617	100	100	11 617	11 617	(34 220)	(47 242)
Pearlman Veneers (Proprietary) Limited	-	-	73	69	-	-	-	-
Pulp and Paper Services Limited (incorporated in United Kingdom) US$000	-	-	100	100	-	-	-	-
Rebel Packaging (Proprietary) Limited	4	4	100	100	-	-	-	-
Siyaqhubeka Forests (Proprietary) Limited	-	-	62	62	-	-	-	-
Wavepaper (Proprietary) Limited	200	200	83	83	-	-	-	-
Total					50 715	425 834	824 481	583 577
Disclosed as follows:								
Investment in subsidiary companies					39 098	425 834	877 426	1 050 809
Short-term borrowings					-	-	(18 725)	(467 232)
Liabilities held for sale					11 617	-	(34 220)	-
					50 715	425 834	824 481	583 577
NET INVESTMENT					875 196	1 009 411		

* = dormant

MONDI SOUTH AFRICA LIMITED
ANNEXURE A
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
for the year ended 31 December 2006

2006	Share capital R'000	Share premium R'000	Non-distributable reserves R'000	Share based payment reserve R'000	Cash flow hedge reserve R'000	Defined benefit reserve R'000	Accumulated profits R'000	Total R'000
Balance at 31 December 2005	2 174	1 568 714	168 981	47 921	(2 133)	(6 432)	3 845 793	5 625 018
Shares issued	1 000	2 599 000						2 600 000
Financial instrument hedge					(342)			(342)
Share based payment				19 150				19 150
Employee benefits (defined benefit gains)						223 570		223 570
Realisation of financial instrument					2 133			2 133
Reclassification				(17 444)		(40 780)	17 444	(40 780)
Options converted				(8 508)				(8 508)
Net profit for the year							55 676	55 676
Dividends paid							(159 241)	(159 241)
Balance at 31 December 2006	3 174	4 167 714	168 981	41 119	(342)	176 358	3 759 672	8 316 676
2005								
Balance at 31 December 2004 - restated	2 174	1 568 714	168 981	23 477	(47 019)	-	3 473 687	5 190 014
Financial instrument hedge					(2 133)			(2 133)
Share based payment				24 444				24 444
Employee benefits (defined benefit losses)						(6 432)		(6 432)
Realisation of financial instrument					47 019			47 019
Net profit for the year							640 121	640 121
Dividends paid							(268 015)	(268 015)
Balance at 31 December 2005	2 174	1 568 714	168 981	47 921	(2 133)	(6 432)	3 845 793	5 625 018

The share based payment reserve represents Anglo American plc options granted to senior employees of the Company.

RECEIVED

Client Ref:	

2007 MAR 25

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

REG
2007-04-05
REGISTRAR OF COMPANIES AND CLOSE CORPORATIONS

Special resolution

(Section 200)
(To be lodged in duplicate)

Registration No. Of Company
1967/013038/06

Name of company MONDI SOUTH AFRICA LIMITED

Date notice given to members —
Date resolution passed 29 MARCH 2007

Special resolution passed in terms of section 85-88, 90 of the Act/*paragraph ______ of the memorandum/*article ______ of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) attached/*not attached:

CONTENTS OF RESOLUTION
(Use reverse side if necessary)

RESOLVED: "THAT THE COMPANY BE AUTHORISED TO ACQUIRE ITS SHARES BY AMENDING THE ARTICLES OF ASSOCIATION AS SUCH ACQUISITION WAS ~~NOT~~ PREVIOUSLY NOT ALLOWED BY THE ACT."

SEE ATTACHED SCHEDULE

Rubber stamp of company, if any, or of secretaries.

Date 29 March 2007 Signature [signature] Director/Secretary/Manager

Name (in block capitals) ______

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company
1967/013038/06

Name of Company: MONDI SOUTH AFRICA LIMITED

Postal address: BASKET - ELISE WALDECK

REG ... MAATSKAPPYE ... KORPORASIES
Special resolution registered this day
2007-05-04
Registrar of Companies
COMPANIES ... CORPORATIONS
Date stamp of Companies Registration Office
[signature]

MONDI SOUTH AFRICA LIMITED
REGISTRATION NUMBER: 1967/013038/06
ANNEXURE TO SPECIAL RESOLUTION DATED 29 MARCH 2007

SPECIAL RESOLUTION NO 1

ALTERATION OF THE ARTICLES OF ASSOCIATION

THAT Article 30 be and is hereby amended by the addition of clauses no ix) and x) as follows:

ix) Acquisition by Company of Own shares

The company may by Special Resolution approve the acquisition of shares issued by itself in accordance with and subject to the provisions of Section 85 to 88 of the Companies Act (61 of 1973) as amended and also in the manner contemplated and permitted in the Companies Act, acquire shares in its holding company, if any, and in any subsidiary of such holding company.

x) Payments to shareholders

The company may make payments to its shareholders, subject to the restrictions imposed by Section 90 of the Companies Act (61 of 1973) as amended.

SPECIAL RESOLUTION NO 2

GENERAL AUTHORITY

THAT in terms of Section 85 of the Companies Act (61 of 1973) as amended, the directors of the company be and are hereby authorised, to buy back shares in the issued share capital of the company, subject to the company's articles and subject to the condition that this authority shall not extend beyond the earlier of the date of the next annual general meeting of the company or the date of the expiry of 15 months from the date of the general meeting.

REPUBLIEK VAN SUID-AFRIKA
REPUBLIC OF SOUTH AFRICA

VORM/FORM CM 25A

MAATSKAPPYWET, 1973 / COMPANIES ACT, 1973

2007-04-05

Toestemming om Spesiale Besluit op Vergadering waarvan kennis nie gegee is nie voor te stel en aan te neem

Consent to propose and pass Special Resolution at Meeting of which notice has not been given

(Artikel 199(3A) / Section 199 (3A))

Registrasiekantoor vir Maatskappye
Posbus 429, Pretoria, 0001
Companies Registration Office
P.O. Box 429, Pretoria, 0001

Registrasienommer van Maatskappy
Registration number of Company
1967/013030/06

Naam van Maatskappy
Name of company MONDI SOUTH AFRICA LIMITED

Ons, die ondergetekendes, synde al die lede van bogenoemde maatskappy, stem toe en kom ooreen dat daar op die algemene vergadering van die
We, the undersigned, being all the members of the above-mentioned company, consent and agree that at the general meeting of the

maatskappy wat op
company to be held on 29 MARCH 2007

gehou word en waarvan kennis nie gegee is nie, 'n besluit met betrekking tot
and of which notice has not been given, a resolution relating to AQUISITION OF OWN SHARES

as 'n spesiale besluit voorgestel en aangeneem mag word.
may be proposed and passed as a special resolution.

Datum / Date		Handtekening / Signature	[signature]
Datum / Date		Handtekening / Signature	
Datum / Date		Handtekening / Signature	
Datum / Date		Handtekening / Signature	
Datum / Date		Handtekening / Signature	
Datum / Date		Handtekening / Signature	
Datum / Date		Handtekening / Signature	
Datum / Date		Handtekening / Signature	
Datum / Date		Handtekening / Signature	

Ek sertifiseer dat die lede van die maatskappy wie se handtekeninge hierbo aangebring is al die lede van die maatskappy is.
I certify that the members of the company whose signatures are affixed above are all the members of the company.

Datum / Date 29 MARCH 2007 Handtekening / Signature [signature]
DIREKTEUR/SEKRETARIS
DIRECTOR/SECRETARY

Moet by spesiale besluit wat vir registrasie ingedien word, aangeheg word.
To be attached to special resolution lodged for registration.

Form CM 26

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973
SPECIAL RESOLUTION

(Section 200)

(To be lodged in duplicate)

Revenue stamp or revenue franking machine impression R80

Registration No. of company 1967/013038/06

2007 -05- 17

Name of company MONDI LIMITED (formerly Mondi South Africa Limited)

Date notice given to members N/A Date resolution passed 18 MAY 2007

Special resolution passed in terms of section 199 of the Act/*paragraph ______ of the memorandum/*article ______ of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

SEE ANNEXURE

Rubber stamp of company, if any, or of secretaries

Date 18 May 2007 Signature [signature]

Director/~~Secretary/Manager~~

Name (in block capitals) GODFREY GRANGE

**Delete whichever is not applicable.*

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company 1967/013038/06

Name of company MONDI LIMITED (formerly Mondi South Africa Limited)

Postal address TO BE COLLECTED

WWB001

Not valid unless stamped by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Special resolution registered this day

2007 05 2

Date stamp of Companies Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

CM15

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 18/06/2007

Our Reference: 16575815
Box: **89103**
Sequence: **10**

WEBBER WENTZEL BOWENS
Basket: WWB001

RE: Amendment to Company Information
Company Number: 1967/013038/06
Company Name: MONDI LIMITED

We have received a CM15 (Return of allotment of shares) from you dated 14/05/2007.

The CM15 was accepted and placed on file.

Yours truly
Registrar of Companies
DMU

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM15

Certificate issued by the Registrar of Companies & Close Corporations on Monday, June 18, 2007 03:42
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**1967 / 013038 / 06**
Enterprise Name	**MONDI LIMITED**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**11/12/1967**
Business Start Date	**11/12/1967**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**December**
Main Business/Main Object	**WHOLESALE AND RETAIL TRADE; REPAIR OF MOTOR VEHICLES, MOTOR CYCLES AND PERSONAL AND HOUSEHOLD GOODS; HOTELS AND RESTAURANTS**
Postal address	**P O BOX 61101** **MARSHALLTOWN** **2107**
Address of registered office	**44 MAIN STREET** **JOHANNESBURG** **2001**

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM15

Certificate issued by the Registrar of Companies & Close Corporations on Monday, June 18, 2007 03:42
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**1967 / 013038 / 06**
Enterprise Name	**MONDI LIMITED**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6** **GALLO MANOR** **2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
MATTEWS, COLIN STEPHEN	570804	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BRAE COTTAGE BUTE AVENUE, RICHMOND SURREY, 27 AX
PARKER, SIR JOHN	420804	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: KEMENDINE COURT WOOD, NEWTOWN FERRERS, DEVON, PL 8 IBW
MKHIZE, IMOGEN NONHLANHLA	6305160715089	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 6 KERHODE PLACE, DURBAN NORTH, 4051
WILLIAMS, DAVID MICHAEL	470601	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BUNZL PLC 110 PARK STREET, LONDON, WIK 6NX
QUINN, ANNE CECILE	510407	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 31 CAPITAL WHARF, 50 WAPPING HIGH STREET, LONDON, E1W 1LY
RAMAPHOSA, CYRIL MATAMELA	5511175681087	Director	03/12/2004	Postal: SUITE 167 PRIVATE BAG X9924, SANDTON, 2146 Residential: 29 TEESDALE, HYDE PARK, JOHANNESBURG, 2196
HOLLINGWORTH, PAUL ROBERT	600404	Director	23/05/2007	Postal: 20 CARLTON HOUSE TERRACE, LONDON, UK, SWIY SAN Residential: 91 WEST HILLROAD LONDON, UK, SW18 ILE

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM15

Certificate Issued by the Registrar of Companies & Close Corporations on Monday, June 18, 2007 03:42

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
LAUBSCHER, PHILIP ALBERT	5511185026086	Company Secretary (Natural Person)	23/01/2001	Postal: P O BOX 61587, MARSHALLTOWN, 2107 Residential: 67 TANA ROAD, SUNNINGHILL, 2157
HATHORN, DAVID ANDREW	6205215098004	Director	07/05/1997	Postal: P O BOX 61101, MARSHALLTOWN, 2107 Residential: 17B SPRINGHILL ROAD, RIVERCLUB, 2149

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

WWB001

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of Allotment of Shares

[Section 93 (3)]

Registration No. of company

1967/013038/06

Name of company MONDI LIMITED (FORMERLY "MONDI SOUTH AFRICA LIMITED")

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
17 MAY 2007
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

1. Date of allotment of shares 4 & 14 MAY 2007

2. Authorised capital of company:

No par value

Number of shares	Class of shares
Total	

Par value - ANNEXURE 'A'

Number of shares	Class of shares	Nominal amount of each share	Authorised capital
544 143 125	ordinary	0,01	5 441 431,25
116 667	"C" Red.Cum.Pref.	0,01	1 166,67
100 000	"K" Red.Cum.Pref.	0,01	1 000,00
544 359 792	Total	Total	5 443 597,92

3. Shares subscribed for in memorandum of association:

No par value

Number of shares	Class of shares
Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
7	ORDINARY	R1.00	7.00
7	Total	Total	R7.00

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up Capital
213 402 519	ORDINARY	R0.01	R2 134 025.19
4 000 000	ORDINARY	R0.01	R40 000.00
100 000 000	ORDINARY	R0.01	R1 000 000.00
Total 317 402 519		Total	R3 174 025.19

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 3 174 025.19
Stated capital R
Premium account R 4 167 714 025.00
Total issued capital R 4 170 888 050.19

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
17 MAY
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

5. Shares comprising this allotment:

No par value

Number of shares	Class of shares	Issue price per share	Stated capital
	ANNEXURE 'B'		
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, (if any)
	Total(s)		Total(s)	

6. (a) Shares allotted otherwise than for cash:

No par value

Number of shares	Class of shares	Issue price per share	Deemed stated capital
	Total	Total	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
	Total		Totals	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Summary of issued capital as at the date of this Return:

No par value

~~Number of paid-up shares~~	~~Class of shares~~	~~Issue price per share~~	~~Stated capital~~
	ANNEXURE 'C'		
		Total(s)	

Par value

Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
	Total		Total		

17 MAY 2007

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 3 549 398.60

Stated capital R

Premium account R 5 172 338 651.61

Total issued capital R 5 175 888 050.21

Certified correct.

Date 16 May 2007 Signature [signature]

Director/~~Manager/Secretary~~

Rubber stamp of company, if any, or of secretaries.

(To be completed by company/Moet deur maatskappy ingevul word) **CM 15**

Acknowledgment of receipt of return of allotments, dated 4 Y 14 MAY 2007

Name of Company MONDI LIMITED

Postal Address

WWB001

Date of receipt by Registrar of Companies
Date stamp of Registration Office
Registrar of Companies

Annexure 'A'

2. Authorised capital of company

Number of shares	Class of shares	Nominal amount of each share R	Authorised capital R
544 143 125	Ordinary Share	0.01	5 441 431.25
116 667	"C" Redeemable Cumulative Preference Shares	0.01	1 166.67
100 000	"K" Redeemable Cumulative Preference Shares	0.01	1 000.00
544 359 792		Total	**5 443 597.92**

Annexure 'B'

5. **Shares comprising this allotment:**

Date	Number of shares	Class of shares	Nominal amount of each share R	Premium on each share R	Total amount of paid-up capital and premium, (if any) R
4 May 2007	26 705 669	Ordinary	0.01	26.7633416451765	715 000 000.00
4 May 2007	10 831 670	Ordinary	0.01	26.763341506896	290 000 000.00
14 May 2007	2	Ordinary	0.01	0.00	0.02
	37 537 341	Total		Total	**1 005 000 000.02**

17 MAY 2007

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Annexure 'C'

7. **Summary of issued capital as at the date of this Return:**

Number of shares	Class of shares	Nominal amount of each share R	Premium on each share R	Total premium account R	Total amount of paid-up capital excluding premium, R
217 402 519	ORDINARY	0.01	7.215712275	1 568 714 025.00	2 174 025.19
100 000 000	ORDINARY	0.01	25.99	2 599 000 000.00	1 000 000.00
26 705 669	ORDINARY	0.01	26.7633416451765	714 732 943.31	267 056.69
10 831 670	ORDINARY	0.01	26.763341506896	289 891 683.3	108 316.70
2	ORDINARY	0.01	0.00	0.00	0.02
354 939 860	Total		Total	5 172 338 651.61	3 549 398.60

Form CM11

REPUBLIC OF SOUTH AFRICA – COMPANIES ACT, 1972
PAYMENT OF FEES ON INCREASE OF CAPITAL
(Section 75(3))

RECEIVED

2008 MAR 25 A 11:0?

OFFICE OF REGISTRAR

Paste revenue receipt here
or
Affix revenue stamps here
or
Impress revenue franking machine impression here

REGISTRAR
2007 05 17
AND OF CLOSE CORPORATIONS

Registration No. of Company
1967/013038/06

Name of Company MONDI LIMITED (formerly Mondi South Africa Limited)

INCREASE OF PAR VALUE SHARE CAPITAL

Existing capital	Amount of increase	Amount of total capital after increase
R 5 843 597.92 (8 amended to 4)	R 0.08	R 5 843 598.00 (8 amended to 4)

DIVISION OF SHARE CAPITAL

Existing number of shares			Number of shares being increased			Total number of shares after increase		
Number of shares	Class of shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share
584 359 792 (8 amended to 4)	ORD	R0.01	8	ORD	0.01	584 359 800 (8 amended to 4)	ORD	R0.01

INCREASE OF NO PAR VALUE SHARE CAPITAL

Existing stated capital R

Existing number of shares		Number of shares being increased		Total number of shares after increase	
Number of shares	Class of shares	Number of shares	Class of shares	Number of shares	Class of shares

CERTIFICATE BY THE AUDITOR OF THE COMPANY RELATING TO THE VALUATION OF EXISTING SHARES IN SECTION 75 (3) (b) (ii) OF THE ACT

I/We ______________________ being the auditor(s) of the company, hereby certify that

(a) The number of issued shares is	The class of issued shares is	The value of each share is

and (b) that, if each new share is issued at the same value per share as the existing value per share, the stated capital would be R ________

Date ______________________

Signature of auditor

Rubber stamp of auditor

Date 16 May 2007

Signature of director/manager/secretary of the company

Rubber stamp of company, if any, or of the secretaries

Annexure

MONDI LIMITED (formerly Mondi South Africa Limited)
(Incorporated in the Republic of South Africa)
Registration Number 1967/013038/06

Special Resolution 1

The share capital of Mondi Limited (formerly Mondi South Africa Limited) comprising R 5 543 597,92 divided into:

1. 554 143 125 authorised ordinary shares of R0,01 each (which represents share capital of R 5 541 431,25) of which 354 939 860 are issued;

2. 116 667 authorised "C" cumulative redeemable preference shares of R0,01 each (which represents share capital of R 1 166,67) of which none are issued; and

3. 100 000 authorised "K" cumulative redeemable preference shares of R0,01 each (which represents share capital of R 1 000,00) of which none are issued,

be changed to R 5 543 598,00 divided into 554 359 800 ordinary shares of R0,01 each (of which 354 939 860 are issued) by:

1. converting each of the authorised but unissued "C" cumulative redeemable preference shares of R0,01 each into authorised but unissued ordinary shares of R0,01, each such converted authorised but unissued ordinary share ranking *pari passu* with each of the existing authorised but unissued ordinary shares of R0,01 each;

2. converting each of the authorised but unissued "K" cumulative redeemable preference shares of R0,01 each into authorised but unissued ordinary shares of R0,01, each such converted authorised but unissued ordinary share ranking *pari passu* with each of the existing authorised but unissued ordinary shares of R0,01 each; and

3. increasing the authorised ordinary shares of R0,01 each (including the converted "C" and "K" cumulative redeemable preference shares) from 554 359 792 authorised ordinary shares of R0.01 each to 554 359 800 authorised ordinary shares of R0,01 each by the creation of 8 (authorised but unissued) ordinary shares of R0,01 each, each such additional

authorised but unissued ordinary share ranking *pari passu* with each of the existing authorised but unissued ordinary shares of R0,01 each.

Special Resolution 2

Subject to the passing and registration of Special Resolution 1 above, the authorised ordinary share capital of Mondi Limited (formerly Mondi South Africa Limited), comprising 544 359 800 ordinary shares of R0,01 each, and the issued ordinary share capital of Mondi Limited (formerly Mondi South Africa Limited), comprising 354 939 860 ordinary shares of R0,01 each be consolidated into respectively 27 217 990 authorised ordinary shares of R0,20 each and 17 746 993 issued ordinary shares of R0,20 each, by consolidating the shares on a 20 for one basis and resulting in the par value of each ordinary share being R0,20 each.

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)

Republic of South Africa
Companies Act, 1973, Section 44(1)(b)

Form/Vorm CM9

2007 -05- 14

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Client Ref

Registration No. of company/Registrasienommer van maatskappy

1967/013038/06

Certificate of change of name of company

Sertifikaat van verandering van naam van maatskappy

This is certify that/Hierby word gesertifiseer dat

MONDI SOUTH AFRICA LIMITED

has changed its name by SPECIAL RESOLUTION and is now called
sy naam verander het by SPESIALE BESLUIT en nou genoem word

MONDI LIMITED

and that the new name has this day been entered in the Register of Companies.
en dat die nuwe naam op hierdie dag in die Register van Maatskappye aangeteken is.

Signed and sealed at Pretoria, this/Geteken en geseël te Pretoria op hede die

day of/dag van May
TWEE DUISEND EN SEWE
TWO THOUSAND AND SEVEN

2007 -05- 18

Registrar of Companies/Registrateur van Maatskappye

Seal of Companies Registration Office
Seël van Registrateur van Maatskappy

Client Ref:	

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM26

Special resolution

(Section 200)
(To be lodged in duplicate)

Registration No. Of Company
1967/013038/06

2007 -05- 1 RSO
REGISTRAR OF COMPANIES

Name of company MONDI SOUTH AFRICA LIMITED

Date notice given to members

Date resolution passed 10.05.2007

Special resolution passed in terms of section 44 of the Act/*paragraph ______ of the memorandum/*article ______ of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM.25) attached/*not attached

CONTENTS OF RESOLUTION
(Use reverse side if necessary)

RESOLVED: THAT THE NAME OF THE COMPANY BE CHANGED TO MONDI LIMITED

Rubber stamp of company, if any, or of secretaries.

Date 10.05.2007 Signature ______ Director/Secretary/Manager

Name (in block capitals) ______

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company
1967/013038/06

Name of Company: ______

Postal address: ______

Special resolution registered this day

2007 -05- 11

Registrar of Companies

Date stamp of Companies Registration Office

CM26

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 14/06/2007

Our Reference: 16592069
Box: **89455**
Sequence: **1**

WEBBER WENTZEL BOWENS
Basket: WWB001

RE: Amendment to Company Information
Company Number: 1967/013038/06
Company Name: MONDI LIMITED

We have received a CM26 (Special resolution) from you dated 23/05/2007.

The CM26 (1) was accepted and placed on file.

The CM11 (2) was accepted and placed on file.

Yours truly
Registrar of Companies
TJV

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM26

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, June 14, 2007 09:52
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**1967 / 013038 / 06**
Enterprise Name	**MONDI LIMITED**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**11/12/1967**
Business Start Date	**11/12/1967**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**December**
Main Business/Main Object	**WHOLESALE AND RETAIL TRADE; REPAIR OF MOTOR VEHICLES, MOTOR CYCLES AND PERSONAL AND HOUSEHOLD GOODS; HOTELS AND RESTAURANTS**
Postal address	**P O BOX 61101 MARSHALLTOWN 2107**
Address of registered office	**44 MAIN STREET JOHANNESBURG 2001**

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM26

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, June 14, 2007 09:52
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**1967 / 013038 / 06**
Enterprise Name	**MONDI LIMITED**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6** **GALLO MANOR** **2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
MATTEWS, COLIN STEPHEN	570804	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BRAE COTTAGE BUTE AVENUE, RICHMOND SURREY, 27 AX
PARKER, SIR JOHN	420804	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: KEMENDINE COURT WOOD, NEWTOWN FERRERS, DEVON, PL 8 IBW
MKHIZE, IMOGEN NONHLANHLA	6305160715089	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 6 KERHODE PLACE, DURBAN NORTH, 4051
WILLIAMS, DAVID MICHAEL	470601	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BUNZL PLC 110 PARK STREET, LONDON, WIK 6NX
QUINN, ANNE CECILE	510407	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 31 CAPITAL WHARF, 50 WAPPING HIGH STREET, LONDON, E1W 1LY
RAMAPHOSA, CYRIL MATAMELA	5511175681087	Director	03/12/2004	Postal: SUITE 167 PRIVATE BAG X9924, SANDTON, 2146 Residential: 29 TEESDALE, HYDE PARK, JOHANNESBURG, 2196
HOLLINGWORTH, PAUL ROBERT	600404	Director	23/05/2007	Postal: 20 CARLTON HOUSE TERRACE, LONDON, UK, SWIY SAN Residential: 91 WEST HILLROAD LONDON, UK, SW18 ILE

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, June 14, 2007 09:52

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
LAUBSCHER, PHILIP ALBERT	5511185026086	Company Secretary (Natural Person)	23/01/2001	Postal: P O BOX 61587, MARSHALLTOWN, 2107 Residential: 67 TANA ROAD, SUNNINGHILL, 2157
HATHORN, DAVID ANDREW	6205215098004	Director	07/05/1997	Postal: P O BOX 61101, MARSHALLTOWN, 2107 Residential: 17B SPRINGHILL ROAD, RIVERCLUB, 2149

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Form CM 26

WWB001

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973
SPECIAL RESOLUTION
(Section 200)

(To be lodged in duplicate)

Revenue stamp or revenue franking machine impression R50

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -05- 31
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of company
1967/013038/06

Name of company MONDI LIMITED (formerly Mondi South Africa Limited)

Date notice given to members N/A Date resolution passed 23 MAY 2007

Special resolution passed in terms of section 199 of the Act/*paragraph ______ of the memorandum/*article ______ of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)
Resolved:

SEE ANNEXURE

Rubber stamp of company, if any, or of secretaries

Date 23 May 2007. Signature [signature]
Director/~~Secretary/Manager~~

Name (in block capitals) GODFREY GOMWE

**Delete whichever is not applicable.*

To be completed by company.

Herewith copy of special resolution as registered.

Registration No. of company
1967/013038/06

Name of company MONDI LIMITED (formerly Mondi South Africa Limited)

Postal address TO BE COLLECTED

WWB001

Not valid unless stamped by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Special resolution registered this day
2007 -06- 14
Date stamp of Companies Registration Office
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
Registrar of Companies

788113/1/SARAHB - CM26 dated 23 May 2007
22/5/2007

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

FORM CM 25A

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007 -05- 31
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Consent to propose and pass Special Resolution at Meeting of which notice has not been given

(Section 199(3A))

Companies Registration Office
P O Box 429, Pretoria, 0001

Registration number of Company
1967/013038/06

Name of company MONDI LIMITED (formerly Mondi South Africa Limited)

We, the undersigned, being all the members of the above-mentioned company, consent and agree that at the general meeting of the company held on 23 MAY 2007

and which notice has not been given, a resolution relating to SEE ANNEXURE

may be proposed and passed as a special resolution.

ANGLO AMERICAN SOUTH AFRICA LIMITED

ANGLO OPERATIONS LIMI[TED] Secreta[ry]

Date 23 May 2007 Signature [signature] DIRECTOR

Date ________ Signature ________

Date ________ Signature ________

Date ________ Signature ________

Date ________ Signature ________

Date ________ Signature ________

I certify that the members of the company whose signatures are affixed above are all the members of the company.

Date 23 May 2007 Signature [signature] ~~DIRECTOR~~/SECRETARY

To be attached to special resolution lodged for registration.

Annexure

MONDI LIMITED (formerly Mondi South Africa Limited)
(Incorporated in the Republic of South Africa)
Registration Number 1967/013038/06

Special Resolution 1

Resolved that:

The existing Articles of Association of Mondi Limited (formerly Mondi South South Africa Limited) be and are hereby replaced in their entirety with new Articles of Association attached hereto and signed by the Chairman for identification purposes.

Special Resolution 2

Resolved that:

Subject to the passing and registration of Special Resolution 1 above, the authorised share capital of Mondi Limited (formerly Mondi South Africa Limited) comprising R5 443 598,00 divided into 27 217 990 ordinary shares of R0,20 par value each (of which 17 746 993 are issued), be increased to R180 000 003,00 divided into:

1. 250 000 000 ordinary shares of R0,20 par value each (of which 17 746 993 are issued);

2. 650 000 000 Limited Special Converting Shares (being convertible redeemable preference shares) of R0,20 par value each (of which none are issued);

3. 1 Limited Special Rights Share (being a redeemable preference share) of R1,00 par value (which is unissued);

4. 1 SA DAN Share (being a redeemable preference share) of R1,00 par value (which is unissued); and

5. 1 SA DAS Share (being a redeemable preference share) of R1,00 par value (which is unissued),

by:

1. increasing the authorised ordinary shares of R0,20 par value each from 27 217 990 authorised ordinary shares of R0,20 par value each to 250 000 000 authorised ordinary shares of R0,20 par value each by the creation of 222 782 010 (authorised but unissued) ordinary shares of R0,20 par value each, each such additional authorised but unissued ordinary share ranking *pari passu* with each of the existing authorised but unissued ordinary shares of R0,20 par value each;

2. the creation of 650 000 000 Limited Special Converting Shares of R0,20 par value each (of which none are issued), each Limited Special Converting Share having the rights and conditions set out in the Articles of Association of the Company;

3. the creation of 1 Limited Special Rights Share of R1,00 par value (which is unissued), having the rights and conditions set out in the Articles of Association of the Company;

4. the creation of 1 SA DAN Share of R1,00 par value (which is unissued) having the rights and conditions set out in the Articles of Association of the Company; and

5. the creation of 1 SA DAS Share of R1,00 par value (which is unissued) having the rights and conditions set out in the Articles of Association of the Company.

Form CM11

REPUBLIC OF SOUTH AFRICA – COMPANIES ACT, 1972
PAYMENT OF FEES ON INCREASE OF CAPITAL
(Section 75(3))

Paste revenue receipt here
or
Affix revenue stamps here
or
Impress revenue franking machine impression here

2007 MAR 25 A ...

Registration No. of Company
1967/013038/06

Name of Company **MONDI LIMITED**

INCREASE OF PAR VALUE SHARE CAPITAL

Existing capital	Amount of increase	Amount of total capital after increase
R 5 443 598.00	R 174 556 405.00	R 180 000 003.00

DIVISION OF SHARE CAPITAL

Existing number of shares			Number of shares being increased			Total number of shares after increase		
Number of shares	Class of shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share	Number of shares	Class of shares	Nominal amount of each share
27 217 990	ORD	R0.20	222 782 010	ORD	R0.20	250 000 000	ORD	R0.20
			650 000 000	Limited Special Converting	R0.20	650 000 000	Limited Special Converting	R0.20
			1	Limited Special Rights	R1.00	1	Limited Special Rights	R1.00
			1	SA DAN	R1.00	1	SA DAN	R1.00
			1	SA DAS	R1.00	1	SA DAS	R1.00

INCREASE OF NO PAR VALUE SHARE CAPITAL

Existing stated capital R ....

Existing number of shares		Number of shares being increased		Total number of shares after increase	
Number of shares	Class of shares	Number of shares	Class of shares	Number of shares	Class of shares

CERTIFICATE BY THE AUDITOR OF THE COMPANY RELATING TO THE VALUATION OF EXISTING SHARES IN SECTION 75 (3) (b) (ii) OF THE ACT

I/We .... being the auditor(s) of the company, hereby certify that

(a) The number of issued shares is	The class of issued shares is	The value of each share is

and (b) that, if each new share is issued at the same value per share as the existing value per share, the stated capital would be R ....

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2007-05-31
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATION

Date ....

Signature of auditor

Rubber stamp of auditor

Date 23 May 2007

Signature of director/manager/secretary of the company

Rubber stamp of company, if any, or of the secretaries

WWB
753145/2/LEIGHW - MLTD Articles (draft III)
13/4/2007

REPUBLIC OF SOUTH AFRICA

COMPANIES ACT, 1973

(AS AMENDED)

ARTICLES OF ASSOCIATION OF A COMPANY HAVING A SHARE CAPITAL

(NOT ADOPTING SCHEDULE 1)

(Section 60(1), regulation 18)

Registration No. of Company
Registration No. 1967/013038/06

Name of company: **MONDI LIMITED**

A. The articles of Table A or Table B contained in Schedule 1 to the Companies Act, 1973, as amended, shall not apply to the company.

B. The articles of the company are as follows:

1. **Table A not to apply**

The articles of Table A or Table B contained in Schedule 1 to the Companies Act, 1973, as amended, shall not apply to the Company.

2. **Interpretation**

2.1 In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

2.1.1 **"Action"** - means any distribution or any action occurring after the Effective Time and affecting the amount or nature of or economic benefit derived from issued equity share capital including any cash dividend, distribution *in specie*, rights issue, bonus issue or capitalisation issue, repayment or reduction of capital, sub-division or consolidation, share buy-back or amendment of the rights of any shares or a series of one or more of such actions, but excluding any change in the Equalisation Ratio.

2.1.2 **"Applicable Regulation"** - means:

2.1.2.1 applicable law and regulations, including, without limitation, the requirements of the South African Securities Regulation Code on Takeovers and Mergers, and the UK Code on Takeovers and Mergers; and

2.1.2.2 directives, notices or requirements of any Governmental Agency having jurisdiction over the Company or PLC, as the case may be; and

2.1.2.3 the rules, regulations, and guidelines of:

2.1.2.3.1 any stock exchange on which either the Limited Ordinary Shares or the PLC

l

Ordinary Shares are listed or quoted, as the case may be;

2.1.2.3.2 any other body with which entities with securities listed or quoted, as the case may be, on such exchanges customarily comply,

but, if not having the force of law, only if compliance with such directives, notices, requirements, rules, regulations or guidelines is in accordance with the general practice of persons to whom they are intended to apply, in each case for the time being in force and taking account of all exemptions, waivers or variations from time to time applicable, in particular situations or generally, to the Company or, as the case may be, to PLC;

2.1.3 **"these Articles"** - means these Articles of Association of the Company from time to time altered, and "**Article**" means one article of these Articles from time to time in force;

2.1.4 **"Associated Company"** - means any entity:

2.1.4.1 in which the Company or any of its Subsidiaries holds a long term investment; and

2.1.4.2 over which the Company or any of its Subsidiaries has the ability to exercise a significant influence;

2.1.5 **"Board"** - means all or some of the Directors from time to time acting as a board or a duly appointed committee of the Board;

2.1.6 **"Board of PLC"** - means all or some of the directors of PLC from time to time acting as a board or a duly appointed committee of the Board of PLC;

2.1.7	**"Business Day"** -	means a day on which banks are ordinarily open for business in both London and Johannesburg, excluding Saturdays, Sundays and official public or bank holidays in South Africa or the United Kingdom;
2.1.8	**"Class Rights Action"** -	means any of the actions listed in Article 64.1;
2.1.9	**"Combined Group"** -	means the Limited Group and the PLC Group;
2.1.10	**"Companies Act"** -	means the Companies Act, No.61 of 1973 of South Africa, as amended or substituted from time to time;
2.1.11	**"Company"** or **"Limited"** -	means Mondi Limited (registration number 1967/013038/06), a company duly incorporated in accordance with the laws of South Africa;
2.1.12	**"Constitution"** -	means in relation to:
2.1.12.1		the Company, its Memorandum of Association and these Articles; and
2.1.12.2		PLC, the PLC Memorandum and Articles;
2.1.13	**"Conversion Date"** -	means the time and date of termination of the Sharing Agreement in accordance with its terms;
2.1.14	**"Co-chairman"** -	means either of the co-chairman appointed in accordance with Article 98;
2.1.15	**"Directors"** or **"Director"** -	means the persons appointed or elected to the office of Director of the Company in accordance with these Articles from time to time, or any one of them as the context may indicate;

ϑ

2.1.16 **"DLC Agreements"** - means the Sharing Agreement, the Voting Agreement, the UK DAT Deeds, the SA DAT Deeds and the SCS Deeds;

2.1.17 **"Effective Time"** - means the point in time at which the Sharing Agreement, having been executed by the parties thereto, becomes effective in accordance with its terms;

2.1.18 **"Equalisation Fraction"** - means the Equalisation Ratio expressed as a fraction with the numerator being the number relating to the Limited Ordinary Shares and the denominator being the number relating to the PLC Ordinary Shares;

2.1.19 **"Equalisation Ratio"**- means the ratio for the time being of (a) the dividend, capital and, in relation to Joint Electorate Actions, voting rights per Limited Ordinary Share to (b) the dividend, capital and, in relation to Joint Electorate Actions, voting rights per PLC Ordinary Share in the Combined Group, which at the date of adoption of these Articles is 1:1;

2.1.20 **"Excess Shares"** - has the meaning given to it in Article 72.2.4;

2.1.21 **"General Meeting"** - includes both a general meeting, whether an Extraordinary General Meeting or the Annual General Meeting, and a meeting of the holders of any class of shares of the Company;

2.1.22 **"Governmental Agency"** - means any government or representative of a government or any governmental, semi-governmental, supra-national, provincial, statutory, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity or trade agency, and shall include competition authorities, the UK Panel on

Takeovers and Mergers, the London Stock Exchange, the UK Financial Services Authority (including the UK Listing Authority), the South African Securities Regulation Panel, the JSE, the South African Reserve Bank and the South African Financial Services Board;

2.1.23 **"Group"** - means in relation to PLC, the PLC Group and, in relation to the Company, the Limited Group as the context requires;

2.1.24 **"Initial Action"** - has the meaning given to such expression in the definition of Matching Action;

2.1.25 **"In writing"** - means written or produced by any substitute for writing (including anything in electronic form);

2.1.26 **"Joint Electorate Action"** - means any of the matters listed in Article 65.1 other than any matter which the Board and the Board of PLC have from time to time agreed will be treated as a Class Rights Action;

2.1.27 **"JSE"** - means JSE Limited (formerly the JSE Securities Exchange South Africa) (registration number 2005/022939/06), a public company incorporated in South Africa, licensed as a securities exchange in terms of the (South African) Securities Services Act;

2.1.28 **"JSE Listing Rules"** - means the Listing Requirements of the JSE;

2.1.29 **"Joint Chairman"** - means either joint chairman appointed in accordance with Article 98 and Joint Chairmen shall mean both of them;

2.1.30 **"Limited Entrenched Provision"** - means

2.1.30.1 the definitions in this Article 2 of "Action", "Applicable Regulation", "Associated Company", "Board of Limited", "Class Rights Action", "Combined Group", "Constitution", "Conversion Date", "DLC Agreements", "Effective Time", "Equalisation Fraction", "Equalisation Ratio", "Excess Shares", "Governmental Agency", "Group", "Initial Action", "Joint Electorate Action", "Limited Special Converting Shares", "Limited", "Limited Entrenched Provision", "Limited Equivalent Number", "Limited Group", "Limited Memorandum and Articles", "Limited Ordinary Shares", "Limited Special Converting Shares", "Matching Action, "NSA Shareholders", "Ordinary Shares", "Parallel General Meeting", "Required Majority", "SA Branch Register", "SA DAN Share", "SA DANT", "SA DAS Share", "SA DAST", "SA DAT Deeds", "SA Shareholders", "SA Trust Co", "SCS Deeds", "Sharing Agreement", "Subsidiary", "Subsidiary Undertakings", "UK DAN Share", "UK DANT", "UK DAS Share", "UK DAST", "UK Trust Co", "Voting Agreement";

2.1.30.2 Article 3.2 (Limited Special Converting Shares);

2.1.30.3 Article 5 (Limited Special Rights Share)

2.1.30.4 Article 6 (Income and Capital Rights);

2.1.30.5 Article 7 (Redemption of Shares);

2.1.30.6 Article 13 (Rights attaching to shares on issue);

2.1.30.7 Article 36 (Manner of variation of rights);

2.1.30.8 Article 40.5 (Right to refuse to register transfer of Limited Special Converting Shares etc);

2.1.30.9 Article 60.1 (Demand for poll);

2.1.30.10 Article 63.2 (Timing of poll);

2.1.30.11 Article 64 (Class Rights Actions);

2.1.30.12 Article 65 (Joint Electorate Actions);

2.1.30.13 Article 66 (Votes attaching to shares);

2.1.30.14 Article 72 (Shareholding limits);

2.1.30.15 Article 75.2 (Deposit of form of proxy);

2.1.30.16 Article 89 (Retirement at Annual General Meetings);

2.1.30.17 Article 92 (Nomination of Director for election);

2.1.30.18 Article 93 (Election or appointment of additional Director);

2.1.30.19 Article 94 (Vacation of office);

2.1.30.20 Article 95 (Removal of Director);

2.1.30.21 Article 109 (Powers and obligations in relation to the DLC Agreements);

2.1.30.22 Article 130 (Unclaimed dividend) the second sentence thereof;

2.1.30.23 Article 132.2 (Capitalisation of profits and reserves);

2.1.31 **"Limited Equivalent Number"** - means in relation to the Limited Special Converting Shares, such number as equals the number of PLC Ordinary Shares then in issue multiplied by the Equalisation Fraction then applicable;

2.1.32 **"Limited Group"** - means the Company, its Subsidiaries and Associated Companies from time to time and "**a member of the Limited Group**" means any one of them;

2.1.33 **"Limited Ordinary Shares"** - means the ordinary shares in the issued share capital of the Company from time to time;

2.1.34 **"Limited Special Converting Shares"**- means the convertible redeemable preference shares of a par value R0.20 each, in the authorised share capital of the Company to be allotted and issued to SA Trust Co, having the rights, terms and conditions set out in these Articles;

2.1.35 **"Limited Special Rights Share"**- means the redeemable preference share of a par value R1.00 each, in the share capital of the Company to be used at the discretion of the Directors to capitalise reserves in order to issue additional Limited Special Converting Shares, having the rights, terms and conditions set out in these Articles;

2.1.36 **"List"** means the official list maintained by the JSE;

2.1.37 **"Matching Action"** - means in relation to an Action in respect of the holders of Limited Ordinary Shares or the holders of the PLC Ordinary Shares (the "**Initial Action**"), an Action in respect of the holders of Ordinary Shares in the other company which the Boards of PLC and Limited resolve has, as far as practicable, an economic effect on the holders of the Ordinary Shares of such other company equivalent, but not necessarily identical, to the economic effect of the Initial Action on the holders

of Ordinary Shares of the company undertaking the Initial Action;

2.1.38 **"Memorandum of Association"** - means the memorandum of association of the Company as from time to time altered;

2.1.39 **"month"** - means calendar month;

2.1.40 **"NSA Shareholders"**- means in relation to:

2.1.40.1 the Company, those registered holders of Limited Ordinary Shares in respect of whom the Company has received a valid declaration of non-South African residence; and

2.1.40.2 PLC, the registered holders of PLC Ordinary Shares other than those who are registered on the SA Branch Register;

2.1.41 **"Office"** - means the registered office of the Company for the time being;

2.1.42 **"Officer"** - includes a Director, manager and the Secretary, but shall not include an auditor;

2.1.43 **"Operator"** - means a depository institution accepted by a central securities depository as a participant in terms of the Securities Services Act;

2.1.44 **"Operator-instruction"**-means a properly authenticated dematerialised instruction attributable to the Operator;

2.1.45 **"Ordinary Shares"** - means in relation to:

2.1.45.1 the Company, Limited Ordinary Shares; and

2.1.45.2 PLC, the PLC Ordinary Shares;

2.1.46 **"paid"** - means paid or credited as paid;

2.1.47 **"Parallel General**

J

	Meeting"	-	means in relation to the Company or PLC, the general meeting of the shareholders of that company which is most nearly, or is actually, contemporaneous with the general meeting of the shareholders of the other company and at which some or all of the same matters or some or all equivalent matters are to be considered;
2.1.48	**"participating securities"**	-	means securities which are permitted by the Operator to be transferred by means of a Relevant System;
2.1.49	**"PLC"**	-	means Mondi PLC, a company incorporated in England and Wales with registered number 6209386;
2.1.50	**"PLC Disenfranchised Shares"**	-	has the meaning given to it in the PLC Memorandum and Articles;
2.1.51	**"PLC Entrenched Provision"**	-	has the meaning given to it in the PLC Memorandum and Articles;
2.1.52	**"PLC Group"**	-	means PLC, its Subsidiary Undertakings from time to time and "a member of the PLC Group" means any one of them;
2.1.53	**"PLC Memorandum and Articles"**	-	means the Memorandum of Association and Articles of Association of PLC;
2.1.54	**"PLC Ordinary Shares"**	-	means the ordinary shares in the capital of PLC from time to time;
2.1.55	**"PLC Reduction of Capital"**	-	means the reduction of capital of PLC to be effected around the Effective Time;

J

2.1.56	**"PLC Special Converting Shares"** -	means the special converting shares in the capital of PLC to be allotted and issued to UK Trust Co having the rights described in the PLC Memorandum and Articles;
2.1.57	**"PLC Special Voting Share"** -	means the special voting share in the capital of PLC to be allotted and issued to UK Trust Co, having the rights set out in the PLC Memorandum and Articles;
2.1.58	**"Rand"** or **"ZAR"** -	means the lawful currency of South Africa from time to time;
2.1.59	**"Register"** -	means the register of members of the Company;
2.1.60	**"Relevant System"** -	means a computer-based system, and procedures, which enable title to a security to be evidenced and transferred without a written instrument pursuant to the STRATE Regulations;
2.1.61	**"Required Majority"** -	has the meaning given to it in Article 64.2;
2.1.62	**"SA Branch Register"** -	means the overseas branch register to be established in South Africa by PLC for the purposes of registering the shareholdings of members with a registered address in South Africa;
2.1.63	**"SA DAN Share"** -	means redeemable preference shares of par value R1.00 each in the capital of Limited, being dividend access shares to be allotted and issued by Limited to SA Trust Co for the benefit of NSA Shareholders of PLC;
2.1.64	**"SA DANT"** -	means the trust to be constituted by SA Trust Co of the SA DAN Share for the benefit of the NSA Shareholders of PLC;

2.1.65 **"SA DAS Share"** - means redeemable preference shares of par value R1.00 each in the capital of Limited, being dividend access shares to be allotted and issued by Limited to SA Trust Co for the benefit of SA Shareholders of PLC;

2.1.66 **"SA DAST"** - means the trust to be constituted by SA Trust Co of the SA DAS Share for the benefit of the SA Shareholders of PLC.

2.1.67 **"SA DAT Deeds"** - means the declarations of trust constituting the SA DANT and the SA DAST, as amended from time to time.

2.1.68 **"SA Shareholders"** - means in relation to:

2.1.68.1 the Company, those registered holders of Limited Ordinary Shares other than those in respect of whom the Company has received a valid declaration of non-South African residence; and

2.1.68.2 PLC, the holders of PLC Ordinary Shares who are registered or beneficially held on the SA Branch Register;

2.1.69 **"SA Trust Co"** - means Mondi (SA) SCC (Proprietary) Limited (or such other name as the South African Registrar of Companies may approve), a limited liability company incorporated in South Africa with registration number 2007/011747/07 or such other entity as replaces SA Trust Co from time to time, in its capacity as trustee pursuant to the SA DAT Deeds and the SCS Deed dealing with the Limited Special Converting Shares;

2.1.70 **"SCS Deeds"** - means the two declarations of trust relating respectively to the trusts established for purpose of holding the PLC Special Converting Shares and

the Limited Special Converting Shares, as amended from time to time;

2.1.71	**"Secretary"**	-	means the company secretary of the Company, including any person appointed by the Directors to perform any of the duties of the company secretary including, but not limited to, a joint assistant or deputy company secretary;
2.1.72	**"Securities Services Act"**	-	means the Securities Services Act, 36 of 2004, as amended;
2.1.73	**"Sharing Agreement"**	-	means the DLC Structure Sharing Agreement made between the Company and PLC, as amended from time to time;
2.1.74	**"South Africa"**	-	means the Republic of South Africa;
2.1.75	**"Statutes"**	-	means the Companies Act, the STRATE Regulations and every other statute for the time being in force in South Africa concerning companies and affecting the Company;
2.1.76	**"STRATE Regulations"**	-	means all regulations relating to uncertificated securities including those contained in the Companies Act and the Securities Services Act;
2.1.77	**"Sub-Register"**	-	means the record of uncertificated shares, administered and maintained by an Operator, which forms part of the Company's Register, provided that no name of any person for whom the Operator holds uncertificated shares as nominee shall form part of the Sub-Register;
2.1.78	**"Subsidiary"**	-	means in relation to:

2.1.78.1 the Company, a "subsidiary" as that term is defined in Section 1(3) of the Companies Act; and

2.1.78.2 PLC, a "subsidiary" as that term is defined in Section 736 of the UK Companies Act;

2.1.79 **"Subsidiary Undertakings"** - means a "subsidiary undertaking" as that term is defined in Section 1 of the Companies Act;

2.1.80 **"Substantive Resolutions"** - means all resolutions, other than resolutions of a procedural nature;

2.1.81 **"Transfer Office"** - means the place where the Register, including for the avoidance of doubt, the Sub-Register, , and any other overseas branch register of the Company, is situate for the time being;

2.1.82 **"UK Companies Act"** - means the Companies Act 1985 (as amended or -enacted);

2.1.83 **"UK DAN Share"** - means the dividend access share to be allotted and issued by PLC to UK Trust Co for the benefit of NSA Shareholders of Limited;

2.1.84 **"UK DANT"** - means the trust to be constituted by UK Trust Co of the UK DAN Share for the benefit of the NSA Shareholders of Limited;

2.1.85 **"UK DAS Share"** - means the dividend access share to be allotted and issued by PLC to UK Trust Co for the benefit of SA Shareholders of Limited;

2.1.86 **"UK DAST"** - means the trust to be constituted by UK Trust Co of the UK DAS Share for the benefit of the SA Shareholders of Limited;

2.1.87	**"UK DAT Deeds"** -	means the declarations of trust constituting the UK DANT and the UK DAST, as amended from time to time;
2.1.88	**"UK Listing Authority"** -	means the Financial Services Authority in its capacity as competent authority under Part IV of the UK Financial Services and Markets Act, 2000;
2.1.89	**"UK Trust Co"** -	means Mondi SCS (UK) Limited, a limited liability company incorporated in England and Wales with registered number 6301023 or such other entity as replaces UK Trust Co from time to time;
2.1.90	**"United Kingdom"** -	means the United Kingdom of Great Britain and Northern Ireland;
2.1.91	**"Voting Agreement"** -	means the Voting Agreement entered into between PLC, SA Trust Co, the Company and UK Trust Co, as amended from time to time;
2.1.92	**"year"** -	means a calendar year.

2.2 The expression **"address"** shall include, any number or address used for the purposes of sending or receiving notices, documents or information by electronic means and/or by means of a website.

2.3 The expression **"debenture"** shall include "debenture stock".

2.4 The expressions **"recognised clearing house"** and **"recognised investment exchange"** shall mean any clearing house or investment exchange, as the case may be, granted recognition under the UK Financial Services and Markets Act, 2000.

2.5 References to **"other company"** shall mean either the Company or PLC as the context requires.

2.6 The expression **"equivalent resolution"** means a resolution of either the Company or PLC certified by the Board and the Board of PLC as equivalent in nature and effect to a resolution of the other company.

2.7 Except where the context otherwise requires, any reference to issued shares of any class (whether of the Company or of any other company) shall not include any shares of that class held as treasury shares.

2.8 Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include bodies corporate and unincorporated associations.

2.9 References to any legislation, including, without limitation, the Companies Act, or Applicable Regulation or any provision of any legislation or Applicable Regulation shall be construed as including any statutory modification or re-enactment thereof, any legislative or regulatory provision substituted for it and all regulations and statutory instruments issued under it for the time being in force (whether coming into force before or after the adoption of these Articles).

2.10 Subject as aforesaid, any words or expressions defined in the Companies Act or the STRATE Regulations shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

2.11 A special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles.

2.12 References to a share (or to a holding of shares) being in certificated or uncertificated form are references, respectively to that share being a certificated or an uncertificated security for the purposes of the STRATE Regulations.

2.13 The headings shall not affect the construction of these Articles.

SHARE CAPITAL

3. Amount of share capital

3.1 The authorised share capital of the Company immediately following the date of the adoption of these Articles consists of 250,000,000 Limited Ordinary Shares of R0.20 each, 650,000,000 Limited Special Converting Shares of R0.20 each, the Limited Special Rights Share of R1.00 each, the SA DAN Share of R1.00 each and the SA DAS Share of R1.00 each.

3.2 Save as set out in Articles 3, 53.4, 64, 65 and 66, the rights and privileges attached to the SA DAN Share, the SA DAS Share, the Limited Special Rights Share and the Limited Special Converting Shares (collectively the "**Preference Shares**"), and the limitations and restrictions to which they are subject, are as follows:

3.2.1 the Preference Shares share the following rights and privileges:

3.2.1.1 the Preference Shares shall confer the right, on a winding-up of the Company, in priority to any payment/distribution in respect of any other class of shares in the capital of the Company then issued, to receive a distribution of the assets of the Company remaining after payments of all amounts payable to the creditors of the Company and prior ranking statutory entitlements, subject to a maximum of the nominal amount paid upon the Preference Shares;

3.2.1.2 save as expressly set out in these Articles, the Preference Shares shall not entitle the holders thereof to any further participation in the profits or assets of the Company; and

3.2.1.3 no further securities ranking in priority to, or *pari passu* with, existing Preference Shares, of any class, shall be created or issued without the consent in writing of the holders of 75 per cent of the existing Preference Shares of such class, or the sanction of a resolution of the holders of such class of Preference Shares, passed at a separate General Meeting of such holders, at which preference shareholders holding in aggregate not less than one-fourth of the total votes of all the preference shareholders holding securities in that class entitled to vote at that meeting, are present in person or by proxy, and the resolution has been passed by not less than three-fourths of the total votes to which the members of that class, present in person or by proxy, are entitled.

Item 1 of Schedule 10

3.2.2 In addition to the rights and obligations set out in 3.2.1, the Limited Special Converting Shares shall have the following rights and privileges and be subject to the following limitations and conditions:

3.2.2.1 upon termination of the "**Sharing Agreement**" (forming part of the DLC Agreements) ("**the Conversion Event**") the rights and

obligations of the authorised and issued Limited Special Converting Shares shall be deemed to have been compulsorily and automatically converted into rights and obligations of Limited Ordinary Shares in the share capital of the Company on a one-for-one basis, and the authorised and issued share capital of the Company shall be deemed to be amended accordingly;

3.2.2.2 upon the occurrence of the Conversion Event, the Company shall make application to the JSE for the listing of the Limited Ordinary Shares, arising on the conversion, on the JSE;

3.2.2.3 if any takeover or other offer, including a share buy-back, is made to the holders of the Limited Ordinary Shares for the purchase or other acquisition of all or part of the Limited Ordinary Shares held by them, or any scheme of arrangement or other transaction is proposed whereby the Limited Ordinary Shares of such ordinary shareholders are directly or indirectly expropriated or otherwise acquired in any way or cancelled, as the case may be, for a consideration, the Company shall procure, as far as it is able without prejudice, a like offer to be made or a scheme of arrangement to be proposed at the same time to each holder of the Limited Special Converting Shares; and

3.2.2.4 where any separate class meeting of the holders of the Limited Special Converting Shares is required to be held pursuant to these Articles such meeting shall be convened and held *mutatis mutandis* in the manner prescribed for General Meetings of members of the Company.

3.2.3 In addition to the rights and obligations set out in 3.2.1, the SA DAS Share and SA DAN Share shall have the rights and privileges and be subject to the limitations and conditions as set out in these Articles.

3.2.4 The Limited Special Rights Share may only be issued to and held by SA Trust Co. In addition to the provisions of 3.2.1 and this clause 3.2.4, the Limited Special Rights Share shall have the rights and privileges and be subject to the limitations and conditions as set out in these Articles.

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4. **Intentionally deleted**

5. **Limited Special Rights Share**

The Limited Special Rights Share may only be issued to SA Trust Co and otherwise the rights of such share shall be as set out in these Articles.

6. **Income and capital rights**

6.1 The rights attaching to the shares as regards participation in the profits of the Company are set out below:

6.1.1 Prior to the Conversion Date:

6.1.1.1 to the extent that the profits available for distribution are resolved to be distributed among the holders of the Limited Ordinary Shares, the SA DAN Share and the SA DAS Share, they shall be distributed in such a manner as would ensure that the distributions made, when taken together with any Initial Action or Matching Action, as the case may be, are such that the Company will have complied with its obligations under Clause 3 of the Sharing Agreement;

6.1.1.2 the Limited Special Converting Shares shall have no right to receive any dividends or other distributions; and

6.1.1.3 save as provided in Article 132, the Limited Special Rights Share shall have no right to receive any dividends or other distributions.

6.1.2 On and from the Conversion Date:

6.1.2.1 the profits available for distribution and resolved to be distributed shall be distributed among the holders (other than the Company) of Limited Ordinary Shares save as regards any distribution payable by reference to a record date prior to the Conversion Date which shall not be payable to the holders of Limited Special Converting Shares which have converted in accordance with Article 5; and

6.1.2.2 the Limited Special Rights Share, the SA DAN Share and SA DAS Share shall have no right to receive any dividends or other distributions.

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6.2 On a winding-up of the Company, but not on a return of capital on any class of shares of the Company otherwise than on a winding-up of the Company, the assets of the Company remaining after payment of all amounts payable to the creditors of the Company and prior ranking statutory entitlements shall be distributed:

6.2.1 first to the holders of any shares in the Company's capital ranking in priority to the Limited Ordinary Shares, the SA DAN Share, the SA DAS Share and the Limited Special Rights Share, in accordance with the terms and conditions attaching to those shares;

6.2.2 subject to 6.2.1 above, the holders of the SA DAN Share, the SA DAS Share and the Limited Special Rights Share subject, in each case, to a maximum of the par value of such shares; and

6.2.3 subject to 6.1.1 above, to the holders of Limited Ordinary Shares.

7. **Redemption of Shares**

7.1 The Company shall have the right to redeem:

7.1.1 at any time prior to the Conversion Date, any or all of the Limited Special Converting Shares in issue if, in the opinion of the Board, such redemption is necessary or expedient in order to maintain the Limited Equivalent Number; and

7.1.2 at any time on or after the Conversion Date, the SA DAN Share, the SA DAS Share and the Limited Special Rights Share. The exercise of this right shall be at the discretion of the Board.

The Limited Special Converting Shares, the Limited Special Rights Share, the SA DAN Share and the SA DAS Share shall be referred to as the "**Redeemable Preference Shares**" in this Article 7.

7.2 In order to redeem any or all of the Redeemable Preference Shares under Article 7.1, the Company shall give written notice to the holder(s) of such Redeemable Preference Shares (a "**Redemption Notice**"). Such Redemption Notice shall contain the information required under Article 7.5 below and shall be given no later than the Business Day immediately preceding the date on

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which the Redeemable Preference Shares are to be redeemed (the "**Redemption Date**").

7.3 If only some of the Limited Special Converting Shares are to be redeemed by the Company under Article 7.1 the Board shall decide in its absolute discretion which Limited Special Converting Shares are to be redeemed.

7.4 The Company shall pay for each Redeemable Preference Share redeemed under Article 7.1 an amount equal to the nominal value paid up thereon.

7.5 Any Redemption Notice given under Article 7.2 must state:

7.5.1 the Redemption Date on which the relevant Redeemable Preference Shares are to be redeemed;

7.5.2 in respect of redemptions of Limited Special Converting Shares only, which particular Limited Special Converting Shares are to be redeemed and the number of Limited Special Converting Shares to be redeemed; and

7.5.3 the aggregate amount to be paid for the Redeemable Preference Shares to be redeemed.

7.6 Upon the Redemption Date the Company shall redeem the Redeemable Preference Shares to be redeemed on that date. Upon redemption the Company shall pay to each holder concerned the amount specified in Article 7.4 for each of that holder's Redeemable Preference Shares which are consequently redeemed.

7.7 If the Company has redeemed some but not all of the Limited Special Converting Shares in issue, the share certificate in issue for such shares prior to such redemption shall be cancelled and a fresh share certificate for the remaining issued Limited Special Converting Shares shall be issued free of charge to the holder.

7.8 Payment for redemption of Redeemable Preference Shares shall be made by such means as the Company may in its absolute discretion decide.

7.9 If the date on which payment for redemption is due is not a Business Day, then the payment will be made on the next Business Day. No interest or other payment will accrue for the delay.

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7.10 The receipt of the registered holder(s) of any Redeemable Preference Shares of the monies payable to the holder(s) on redemption shall constitute an absolute discharge to the Company in respect thereof.

Item 15(a) of Schedule 10

8. **Intentionally deleted**

9. **Increase of share capital**

9.1 Subject to Articles 64 and 65, the Company may from time to time by special resolution increase its capital by such sum to be divided into shares of such amounts or may increase the number of its shares of no par value to such number, as the resolution shall prescribe.

9.2 All new shares shall be subject to the provisions of the Statutes, the JSE Listing Rules and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

Item 16 of Schedule 10

9.3 All new shares are to be disposed of or dealt with as directed by a General Meeting of shareholders. However, the holders of equity shares in General Meeting may authorise the Directors to issue the new shares as the Directors, in their discretion, think fit.

Items 15(b), (d) & (f) of Schedule 10

10. **Consolidation, subdivision and cancellation**

10.1 Subject to Articles 64, 65 and 109, the provisions of the Companies Act and to any rights conferred on the holders of any class of shares, the Company may by special resolution:

10.1.1 consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

10.1.2 cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled;

10.1.3 subdivide its shares, or any of them, into shares of a smaller amount than is fixed by the Memorandum of Association, subject, nevertheless, to the provisions of the Statutes, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the shares

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resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares; and

10.1.4 convert any of its shares, whether issued or not, into shares of another class.

10.2 Whenever as a result of a consolidation or subdivision of shares any members would become entitled to fractions of a share, the Directors may, on behalf of those members, deal with those fractions as they deem fit. In particular, the Directors may, on behalf of those members sell the shares representing the fractions for the best price reasonably obtainable to any person, including, subject to the provisions of the Companies Act, the Company, and distribute the net proceeds of sale in due proportion among those members, and the Directors may authorise some person to transfer the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale. So far as the Companies Act allows, the Directors may treat shares of a member in certificated form and in uncertificated form as separate holdings in giving effect to subdivisions and/or consolidations and may cause any shares arising on consolidation or subdivision and representing fractional entitlements to be entered in the Register as shares in certificated form where this is desirable to facilitate the sale thereof.

Item 15(e) of Schedule 10

11. Purchase of own shares

11.1 Subject to the provisions of the Statutes, the JSE Listing Rules and Articles 64, 65 and 109, and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase, or may enter into a contract under which it will or may purchase, any of its own shares of any class including without limitation any Redeemable Preference Shares, in any way and at any price (whether at par or above or below par) and may purchase, or may enter into a contract under which it will or may purchase, any of the shares in its holding company.

11.2 The Company may not exercise any right in respect of treasury shares held by it, including any right to attend or vote at meetings, to participate in any offer by the Company to shareholders or to receive any distribution (including in a winding-up), but without prejudice to its right to sell the treasury shares or to receive any amount payable upon redemption of any redeemable treasury shares.

12. **Reduction of capital**

12.1 Subject to the provisions of the Companies Act and to any rights conferred on the holders of any class of shares, the provisions of Articles 64, 65 and 109 and to any rights conferred on the holders of any class of shares, the Company may by special resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way without making any corresponding payment to the members of the Company.

12.2 The Directors may do all acts and things considered necessary or expedient to give effect to any such reduction of capital or any capital redemption reserve, share premium account or other undistributable reserve, with full power to the Directors to make such provisions as they think fit, including:

12.2.1 for any fractional entitlements which would arise on the basis of the terms of such reduction including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company (or any person nominated by the Company) rather than to the members concerned;

12.2.2 where such reduction provides for the transfer to such members of assets other than cash (and in particular paid-up shares or debentures of any company):

(a) for the transfer of the same to any nominee (whether selected by the relevant member or members or by the Directors) for any or all of such members on such terms as to the holding of the same by such nominee for such members as the Directors shall consider appropriate; or

(b) if the Directors deem necessary or expedient in relation to legal, regulatory or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock

exchange in, any territory, for the sale for the best price reasonably obtainable of any such assets to which any member affected by such laws or requirements would otherwise be entitled and the distribution of the net proceeds of sale in due proportion among those members; and

12.2.3 for the authorisation by the Directors of any person to enter on behalf of all the members interested into an agreement with the Company providing for any such reduction and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

SHARES

13. **Rights attaching to shares on issue**

13.1 Subject to the provisions of the Statutes, the provisions of Articles 64 and 65 and without prejudice to any rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued:

13.1.1 with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividends, return of capital, voting or otherwise, as the Company may from time to time by special resolution determine; or

13.1.2 in the absence of any such determination, as the Directors may determine.

13.2 Subject to the provisions of the Statutes and these Articles and without prejudice to any rights attached to any existing shares or class of shares, the Company may issue any shares which are to be redeemed at the option of the Company or the holder, or create and issue secured or unsecured debentures on such terms and conditions and in such manner as the Company may from time to time determine.

13.3 Neither the Directors nor the Company have the power to create any differences in rights between the holders of the same class of shares in respect of the amount of calls to be paid and the time of payment of such calls or in any other respect whatsoever.

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14. **Directors' power to allot**

14.1 Subject to the provisions of the Companies Act and the JSE Listing Rules relating to authority, pre-emption rights or otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares for the time being in the capital of the Company shall be at the disposal of the Directors and they may allot, with or without conferring a right of renunciation, grant options over or otherwise dispose of them to such persons, at such times and on such terms and conditions as they think proper.

Item 2 of Schedule 10

14.2 Unissued shares that comprise the Company's equity share capital and carry votes, shall be offered to existing shareholders *pro rata* to their shareholding, unless issued for the acquisition of assets.

15. **Commissions on issue of shares**

Item 14 of Schedule 10

The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted, provided that such commission shall not exceed 10 per cent. The Company may also on any issue of shares pay such brokerage as may be lawful. Subject to the provisions of the Statutes, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of shares or partly in one way and partly in the other.

16. **Renunciation of allotment**

The Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder i.e. before such share has been issued:

16.1 recognise a renunciation thereof by the allottee in favour of some other person and accord to any allottee of a share a right to effect such renunciation; and/or

16.2 allow the rights represented thereby to be one or more participating securities,

in each case upon and subject to such terms and conditions as the Directors may think fit to impose.

17. **Trust etc. Interests not recognised**

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and, except as otherwise provided only as by these Articles or by law provided, the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or any other right in respect of any share, except an absolute right to the entirety thereof in the holder.

SHARE CERTIFICATES

18. **Issue of share certificates**

Every person, except a person to whom the Company is not required by law to issue a share certificate, whose name is entered in the Register in respect of shares in certificated form shall upon the issue or transfer to him of such shares be entitled without payment to a certificate therefor, in the case of issue, within one month, or such longer period as the terms of issue shall provide, after allotment or, in the case of a transfer of fully-paid shares, within five days after lodgement of the transfer or, in the case of a transfer of partly-paid shares, within two months after lodgement of the transfer.

19. **Form of share certificate**

19.1 Every share certificate shall specify the number and class of shares to which it relates and the amount paid up thereon, and shall be executed by the Company in such manner as the Directors may decide, which may include manual or facsimile signatures by:

19.1.1 two Directors of the Company; or

Item 3 of Schedule 10

19.1.2 one Director and one Officer duly authorised thereto by the Directors; or

19.1.3 where there is only one Director and no Officer, that Director; or

19.1.4 in the case of shares on an overseas branch register, the use of an official seal for use in the relevant territory.

19.2 No certificate shall be issued representing shares of more than one class.

20. Joint holders

In the case of a share held jointly by several persons in certificated form the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of the joint holders shall be sufficient delivery to all.

21. Replacement of share certificates

21.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

21.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

Items 12 & 13 of Schedule 10

21.3 If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued free of charge to the holder upon request subject to delivery up of the old certificate or, if alleged to have been lost, stolen or destroyed, compliance with such conditions as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses reasonably incurred by the Company in connection with the request as the Directors may think fit.

21.4 In the case of shares held jointly by several persons any such request may be made by any one of the joint holders.

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CALLS ON SHARES

22. **Intentionally deleted**

23. **Intentionally deleted**

24. **Intentionally deleted**

25. **Intentionally deleted**

26. **Intentionally deleted**

27. **Intentionally deleted**

FORFEITURE AND LIEN

28. **Intentionally deleted**

29. **Intentionally deleted**

30. **Intentionally deleted**

31. **Intentionally deleted**

32. **Liens**

Items 7 & 9 of Schedule 10

For the avoidance of doubt, fully paid shares shall not be subject to any lien in favour of the Company and shall be freely transferable, provided that the Directors may decline to register any proposed transfer of shares if the transfer is to a minor or to a person of unsound mind.

33. **Intentionally deleted**

34. **Intentionally deleted**

35. **Intentionally deleted**

VARIATION OF RIGHTS

36. **Manner of variation of rights**

36.1 Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions

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of the Companies Act and Articles 64 and 65 and unless otherwise provided by the terms of allotment of the shares of that class, be varied or abrogated by special resolution of the Company approving such variation or abrogation and:

36.1.1 with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class; or

36.1.2 with the sanction of an special resolution passed at a separate meeting of the holders of the shares of the class, but not otherwise,

and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up.

36.2 To every such separate class meeting all the provisions of these Articles relating to General Meetings and to the proceedings thereat shall *mutatis mutandis* apply, except that the necessary quorum shall be two persons at least holding or representing by at least one-third in nominal value of the issue shares of the class, or, if there is only one holder, that holder, but so that at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum, and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him.

36.3 The foregoing provisions of this Article shall apply to the variation or abrogation of the special rights attached to only some of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

36.4 Prior to the Conversion Date, any Class Rights Action of the Company shall be deemed to be a variation of the rights of the Limited Special Converting Shares and shall accordingly only be effective with the consent in writing of the holder(s) of the Limited Special Converting Shares and without such consent shall not be done or caused or permitted to be done.

37. Matters not constituting variation of rights

The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof regarded as having been varied by:

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(a) the creation or allotment of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* therewith but in no respect in priority thereto; or

(b) the purchase by the Company of any of its own shares; or

(c) the redemption by the Company of any Redeemable Shares (as such term is defined for the purposes of Article 7); or

(d) the allotment of the SA DAN Share, the UK DAN Share and the Limited Special Rights Share.

TRANSFER OF SHARES

38. Form of transfer

Item 8 of Schedule 10

38.1 All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and, except in the case of fully-paid shares, by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer which are registered may be retained by the Company.

38.2 All transfers of shares which are in uncertificated form may be effected by means of a Relevant System.

Item 10 of Schedule 10

38.3 Every instrument of transfer shall be lodged, duly stamped if required, at the Transfer Office at which it is presented for registration accompanied by the relevant share certificate(s) or such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. If the instrument of transfer is executed by some other person on behalf of the transferor, the authority to execute such instrument must also be lodged at the relevant Transfer Office. As between the Company and the grantor of any such authority, the authority shall be taken and deemed to continue and remain in full force and effect, and the Company may allow the same to be acted upon until such time as express notice in writing of revocation of the same shall have been given and lodged at the relevant Transfer Office. Even after the giving and

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lodging of such notice, the Company shall be entitled to give effect to any instruments of transfer executed under the authority and certified by any officer of the Company as being in order before the giving and lodging of such notice. In the case of a transfer of shares in certificated form by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

39. **Balance certificate**

Where only some of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and, to the extent that the balance is to be held in certificated form, a new certificate for the balance of such shares shall be issued in lieu without charge.

40. **Right to refuse registration**

40.1 The Directors may decline to recognise any instrument of transfer relating to shares in certificated form unless it is in respect of only one class of shares and the provisions of Article 38.3 have been complied with in relation to such transfer.

40.2 Intentionally Deleted

40.3 The Directors may also refuse to register an allotment or transfer of shares (whether fully-paid or not) in favour of more than four persons jointly.

40.4 If the Directors refuse to register an allotment or transfer of shares they shall within two months after the date on which:

40.4.1 the letter of allotment or instrument of transfer was lodged with the Company, in the case of shares held in certificated form; or

40.4.2 the Operator-instruction was received by the Company, in the case of shares held in uncertificated form,

send to the allottee or transferee notice in writing of the refusal.

40.5 The Directors shall decline to register any transfer of:

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40.5.1 the Limited Special Rights Share unless to SA Trust Co or an entity which will replace SA Trust Co;

40.5.2 the SA DAN Share or the SA DAS Share unless the transfer has been approved in accordance with the provisions of the relevant SA DAT Deeds; and

40.5.3 any or all of the Limited Special Converting Shares prior to the Conversion Date unless to an entity which will replace SA Trust Co.

41. **Retention of Transfers**

All instruments of transfer which are registered may be retained by the Company.

42. **No fee on registration**

No fee will be charged by the Company in respect of the registration of any transfer or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

43. **Closure of Register**

The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Directors may from time to time determine and either generally or in respect of any class of shares , except that, in respect of any shares which are participating securities, the Register shall not be closed without the consent of the Operator.

44. **Branch Register**

Subject to and to the extent permitted by the Statutes, the Company, or the Directors on behalf of the Company, may cause to be kept in any territory a branch register of members resident in such territory, and the Directors may make and vary such regulations as they may think fit in respect of the keeping of any such register.

45. **Further provisions on shares in uncertificated form**

45.1 Subject to the Statutes and the rules, as defined in the STRATE Regulations, the Directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of

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a Relevant System or that shares of any class should cease to be held and transferred as aforesaid.

45.2 Subject to the Statutes and the rules, as defined in the STRATE Regulations, the Directors may determine that any class of shares held on any other branch register of the members of the Company may be held in uncertificated form in accordance with any system outside of South Africa which enables title to such shares to be evidenced and transferred without a written instrument and which is a Relevant System.

45.3 The provisions of these Articles shall not apply to shares of any class which are in uncertificated form to the extent that such Articles are inconsistent with:

45.3.1 the holding of shares of that class in uncertificated form;

45.3.2 the transfer of title to shares of that class by means of a Relevant System; or

45.3.3 any provision of the STRATE Regulations.

TRANSMISSION OF SHARES

46. Persons entitled on death

Item 11 of Schedule 10

In case of the death of a member, the survivors or survivor where the deceased was a joint holder, and his personal representatives where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased member, whether a sole or joint holder, from any liability in respect of any share held by him.

47. Election by persons entitled by transmission

A person becoming entitled by transmission to a share in consequence of the death or insolvency of a member or otherwise by operation of law may, subject as hereinafter provided, upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing to that effect or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration

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of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the notice or transfer were a notice or a transfer made by the member registered as the holder of any such share and the event giving rise to the transmission had not occurred.

48. **Rights of persons entitled by transmission**

Save as otherwise provided by or in consequence of the death or insolvency of a member or otherwise by operation of law in accordance with these Articles, a person becoming entitled by transmission to a share, upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, shall be entitled to the same rights in relation to the shares those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled (except with the authority of the Directors) to exercise any right conferred by membership in relation to shareholders meetings until he shall have been registered as a member in respect of the share.

UNTRACED SHAREHOLDERS

49. **Untraced Shareholders**

49.1 The Company shall be entitled to sell, at the best price reasonably obtainable at the time of sale, the shares of a member or the shares to which a person is entitled by virtue of transmission on death or insolvency or otherwise by operation of law if and provided that:

49.1.1 during the period of six years prior to the date of the publication of the advertisements referred to in Article 49.1.2 below or, if published on different dates, the first thereof, at least three dividends in respect of the shares in question have become payable and all dividend warrants and cheques which have been sent in the manner authorised by these Articles have remained uncashed; and

49.1.2 the Company shall as soon as practicable on expiry of such period of six years have inserted advertisements in both a national daily newspaper and in a newspaper circulating in the area in which the last known address of the member or the address at which service of notices may be effected under these Articles is located giving notice of its intention to sell the said shares; and

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49.1.3 during the period of three months following the publication of such advertisements the Company shall have received no indication either of the whereabouts or of the existence of such member or person; and

49.1.4 notice shall be given to the JSE of its intention to make such sale.

49.2 To give effect to any such sale the Directors may appoint any person to transfer, as transferor, the said shares and such transfer shall be as effective as if it had been carried out by the registered holder of or person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds of sale, which may be employed in the business of the Company or invested in such investments, other than shares of the Company or its holding company if any, as the Directors may from time to time think fit.

49.3 In the case of shares in uncertificated form, the foregoing provisions of this Article are subject to any restrictions applicable under Section 91A of the Companies Act.

GENERAL MEETINGS

50. Annual and Extraordinary General Meetings

50.1 An Annual General Meeting shall be held once in every year, at such time (within a period of not more than 15 months after the holding of the last preceding Annual General Meeting) and place or places as may be determined by the Directors. All other General Meetings shall be called Extraordinary General Meetings.

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50.2 The General Meeting will have the power to sanction or declare dividends, provided it is not larger than that recommended by the Directors.

51. **Convening of General Meetings**

51.1 The Directors may whenever they think fit, and shall on requisition in accordance with the Companies Act, proceed with proper expedition to convene an Extraordinary General Meeting.

51.2 The Directors may, for the purpose of facilitating the organisation and administration of any General Meeting, direct that the meeting shall be held at two or more locations. If they do so, they shall also make such arrangements as they shall in their absolute discretion consider appropriate (a) to ensure that all members and proxies for members wishing to attend the meeting can do so at some location; and (b) to ensure that all persons attending the meeting are able to participate in the business of the meeting and to see and hear anyone else addressing the meeting; but (c) to restrict the numbers of members and proxies at any one location to such number as can safely and conveniently be accommodated there. The entitlement of any member or proxy to attend such a General Meeting shall be subject to any such arrangements then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

51.3 For the purposes of all other provisions of these Articles any General Meeting taking place at two or more locations shall be treated as taking place where the chairman of the meeting presides, and as being attended there by all members and duly appointed proxies who are present there or at one of the other locations.

51.4 Under no circumstances will a failure, for any reason, of communication equipment, or any other failure in the arrangements for participation in the meeting at more than one place, affect the validity of such meeting, or any business conducted thereat, or any action taken pursuant thereto.

51.5 A person (a "**Subsidiary Chairman**") appointed by the Directors shall preside at each location other than where the chairman of the meeting is presiding. Every Subsidiary Chairman shall carry out all requests made of him by the chairman of the meeting, shall keep good order at that location and shall have all powers necessary or desirable for such purposes.

Items 19 & 38 of Schedule 10

NOTICE OF GENERAL MEETINGS

52. Notice of General Meetings

52.1 An Annual General Meeting and any Extraordinary General Meeting at which it is proposed to pass a special resolution or, save as provided by the Companies Act, a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and any other Extraordinary General Meeting by 14 days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these Articles entitled to receive such notices from the Company provided that the Company may determine that only those persons entered on the Register at the close of business on a day determined by the Company, such day being no more than 21 days before the day that notice of the meeting is sent, shall be entitled to receive such a notice and provided also that a General Meeting, notwithstanding that it has been called by a shorter notice than that specified above, shall be deemed to have been duly called if it is so agreed:

52.1.1 in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

52.1.2 in the case of an Extraordinary General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right; and

52.1.3 in the case of a General Meeting of which no notice has been given, all the members of the Company.

52.2 Notice of the Annual General Meeting and any Extraordinary General Meeting must also be announced through the JSE's Securities Exchange News Service ("**SENS**").

53. Contents of notice of General Meetings

53.1 Every notice calling a General Meeting shall specify the place and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

Item 41 of Schedule 10

53.2 The notice shall specify the general nature of the business to be transacted at the meeting; and if any resolution is to be proposed as a special resolution, the notice shall contain a statement to that effect.

53.3 In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

53.4 For the purposes of determining which persons are entitled to attend or vote at a meeting and how many votes such person may cast, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting.

53.5 Notices shall be given as provided by these Articles to all the members other than those who, under the provisions of these Articles or the conditions of issue of the shares held by them, are not entitled to receive the notice, to the Directors (including the alternate directors) and to the Auditors and (where required by the Statutes) former Auditors.

53.6 The accidental omission to give notice of a meeting to, or the non receipt of notice by, any person entitled to receive the notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

54. Chairman

One of the Joint Chairmen of the Directors, failing whom a Deputy Chairman, shall preside as chairman at a General Meeting. If there is no such Joint Chairmen or Deputy Chairman, or if at any meeting no such person is present within five minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number, or, if no Director is present or if

all the Directors present decline to take the chair, the members present and entitled to vote shall choose one of their number, to be chairman of the meeting.

55. **Quorum**

Item 21 of Schedule 10

Subject to the provisions of Article 56, no business other than the appointment of a chairman of such meeting shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Three members present in person, or if the member is a body corporate, represented, and entitled to vote shall be a quorum for all purposes.

56. **Lack of quorum**

If within five minutes from the time appointed for a General Meeting, or such longer interval not exceeding thirty minutes as the chairman of the meeting may think fit to allow, a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting, if convened on the requisition of members, shall be dissolved and in any other case it shall stand adjourned to such day, time and place as may have been specified for the purpose in the notice convening the meeting or, if not so specified, as the chairman of the meeting may determine. The adjourned meeting shall be dissolved if a quorum is not present within fifteen minutes after the time appointed for the holding of the meeting.

57. **Adjournment**

The chairman of any General Meeting at which a quorum is present may at any time without the consent of the meeting adjourn the meeting from time to time, or *sine die*, and from place to place where it appears to him that an adjournment is desirable in view of the timing of a general meeting or adjourned general meeting of PLC. In addition, the chairman of any General Meeting at which a quorum is present may with the consent of the meeting, and shall if so directed by the meeting, adjourn the meeting from time to time, or *sine die*, and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned *sine die*, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 30 days or more or *sine die*, not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.

58. **Notice of adjourned meeting**

Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

59. **Amendments to Resolutions and other Issues**

59.1 If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the Substantive Resolution shall not be invalidated by any error in such ruling.

59.2 In the case of any resolution, no amendment thereto, other than an amendment to correct an error, may in any event be considered or voted upon.

59.3 The Directors may make any security arrangements which they consider appropriate relating to the holding of a General Meeting of the Company or a separate meeting of the holders of any class of shares of the Company, including, without limitation, arranging for any person attending a meeting to be searched and for items of personal property which may be taken into a meeting to be restricted. A Director or the Secretary may refuse entry to a meeting to any person who refuses to comply with any such arrangements or to eject any person who fails to comply with such security arrangements during a General Meeting.

59.4 If it appears to the chairman that the place of the meeting specified in the notice convening the meeting is inadequate to accommodate all persons entitled and wishing to attend, the meeting is duly constituted and its proceedings are valid if the chairman is satisfied that adequate facilities are available, whether at the place of the meeting or elsewhere, to ensure that each such person who is unable to be accommodated at the place of the meeting is able to participate in the business for which the meeting has been convened and to hear and see all persons present who speak, whether by use of microphones, loud-speakers, audio-visual communications equipment or otherwise (whether in use when these Articles are adopted or developed subsequently).

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GENERAL VOTING AND POLLS

60. Demand for poll

60.1 At any General Meeting all resolutions, and any proposed amendment thereto, put to the vote of the meeting shall be decided on a poll unless the chairman determines, subject to Articles 60.2 and 60.4, that such resolution, and any proposed amendments thereto, shall be decided on a show of hands.

60.2 If, pursuant to Article 60.1, the chairman of the General Meeting has determined that a resolution, and any proposed amendments thereto, shall be decided on a show of hands, before, or on the declaration of the result of such a vote a poll may be demanded by:

60.2.1 not less than three members present in person or by proxy and entitled to vote; or

60.2.2 a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

60.2.3 a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

60.2.4 the chairman of the meeting,

provided that no poll may be demanded on a resolution for the election of the chairman of a meeting or, unless the chairman of the meeting otherwise determines, the adjournment of the meeting.

60.3 A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman. A demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

60.4 At any General Meeting all Substantive Resolutions, and proposed amendments thereto, put to the vote of the meeting on which the holder of the Limited Special Converting Shares is entitled to vote shall be decided on a poll.

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61. **Procedure on a poll**

A poll shall be taken in such manner, including the use of ballot or voting papers or tickets, as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting to which the poll relates. The chairman of the meeting may, and if so directed by the meeting shall, appoint scrutineers, who need not be members, and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

62. **Voting on a poll**

On a poll, votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

63. **Timing of poll**

63.1 A poll in relation to a question of adjournment shall be taken forthwith. A poll in relation to any other question shall be taken either at the meeting or at such subsequent time, not being more than 30 days from the date of the meeting, and place as the chairman of the meeting may direct.

63.2 A poll on a resolution on which the holder of the Limited Special Converting Share is entitled to vote shall be taken immediately or at such subsequent time, not being more than 30 days from the date of the meeting, and place as the chairman of the meeting may direct and shall remain open for so long as the chairman of the meeting may determine.

63.3 Any poll may, as the chairman shall direct, close at different times for different classes of shareholder or for different shareholders of the same class entitled to vote on the relevant resolution. No notice need be given of a poll not taken immediately. The taking of a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question to which the poll relates.

VOTING RIGHTS AND PROCEDURES UNDER SHARING AGREEMENT

64. **Class Rights Actions**

64.1 The following matters shall constitute Class Rights Actions:

64.1.1 amendment or termination of the Sharing Agreement, the Voting Agreement, the UK DAT Deeds, the SA DAT Deeds or the SCS Deeds other than:

64.1.1.1 any amendment to conform the Voting Agreement, the UK DAT Deeds, the SA DAT Deeds or the SCS Deeds with the terms of the Sharing Agreement; or

64.1.1.2 any amendment which is formal or technical in nature and which would not be materially prejudicial to the interests of the shareholders of the Company or of PLC or is necessary to correct any inconsistency or manifest error,

in each case as agreed between the Board and the Board of PLC;

64.1.2 any amendment to, or removal of, or the alteration of the effect of, which, for the avoidance of doubt, shall be taken to include the ratification of any breach of, any Limited Entrenched Provision or PLC Entrenched Provision as the case may be other than:

64.1.2.1 any amendment to conform such provisions with the terms of the Sharing Agreement; or

64.1.2.2 any amendment which is formal or technical in nature and which would not be materially prejudicial to the interests of the shareholders of the Company or PLC or is necessary to correct any inconsistency or manifest error,

in each case as agreed between the Board and the Board of PLC;

64.1.3 any Action in respect of which a Matching Action or an adjustment to the Equalisation Ratio would be required pursuant to Clause 3 of the Sharing Agreement, but where no such Matching Action is to be taken or adjustment made; and

64.1.4 any other action or matter which the Board and the Board of PLC agree, either in a particular case or generally, should be treated as a Class Rights Action.

64.2 A Class Rights Action in respect of an action of a kind described in:

64.2.1 Articles 64.1.1 or 64.1.2 shall require approval by special resolution;

64.2.2 Article 64.1.3 shall require approval by ordinary resolution or, if required by Applicable Regulation applying to the Company or PLC or by these Articles or the PLC Memorandum and Articles, by special resolution of the Company or PLC, as so required; and

64.2.3 Article 64.1.4 shall require approval by ordinary resolution or, if required by Applicable Regulation applying to the Company or PLC or by these Articles or the PLC Memorandum and Articles or if considered appropriate by the Board and the Board of PLC, by special resolution of the Company or PLC, as so required,

in each case in accordance with the provisions of Articles 64.3 (and the percentage vote in favour of the types of resolution specified above shall be referred to as the "**Required Majority**").

64.3 Any resolution (a "**Relevant Resolution**") to approve a Class Rights Action shall not be effective unless it is passed by (i) a vote in favour of at least the Required Majority of the votes cast by the holders of the PLC Ordinary Shares and the PLC Special Voting Share voting as a single class, (ii) a vote in favour of at least the Required Majority of the holders of the Limited Ordinary Shares and (iii) the written consent of the holder of the Limited Special Converting Shares, and such approvals and consents shall be obtained in accordance with the procedures set out below:

64.3.1 PLC shall hold a Parallel General Meeting at which both the holders of the PLC Ordinary Shares and the holder of the PLC Special Voting Share are entitled to vote on a poll as a single class on the Relevant Resolution. The poll shall not be closed in relation to the PLC Special Voting Share until its holder has either cast its vote on such resolution or given written notice that it will not vote in accordance with Article 63.3.5;

64.3.2 the Company shall hold a General Meeting at which the holders of Limited Ordinary Shares vote on the Relevant Resolution;

64.3.3 when the votes cast by the holders of the PLC Ordinary Shares have been determined, PLC will send to the Company and to the holder of the Limited

Special Converting Shares written notice confirming whether or not the Relevant Resolution has been approved by the Required Majority;

64.3.4 when the result of vote on the Relevant Resolution at the meeting of the holders of Limited Ordinary Shares has been declared or determined, the Company will send to PLC and the holder of the PLC Special Voting Share written notice confirming whether or not the Relevant Resolution has been approved by the Required Majority;

64.3.5 the holder of the PLC Special Voting Shares shall:

64.3.5.1 on receipt of a notice from the Company confirming the Required Majority has been obtained, not vote on the resolution and shall send written notice to PLC to this effect; and

64.3.5.2 on receipt of a notice from the Company confirming the Required Majority has not been obtained, vote against the relevant transaction and, in accordance with Article 66.2 of the PLC Constitution, shall have sufficient votes to defeat such resolution.

64.3.6 The holder of the Limited Special Converting Shares shall:

64.3.6.1 on receipt of a notice from PLC confirming the Required Majority has been obtained, give its written consent to the Relevant Resolution; and

64.3.6.2 on receipt of a notice from PLC confirming the Required Majority has not been obtained, withhold its written consent to the Relevant Resolution.

65. Joint Electorate Actions

65.1 Resolutions of the holders of Limited Ordinary Shares shall require approval to be obtained in accordance with Article 65.2 if they relate to the following matters:

65.1.1 the appointment, removal or re-election of any Director or any director of PLC or both of them;

65.1.2 the receipt or adoption of the annual accounts of the Company or PLC, or both of them, or accounts prepared on a combined basis;

65.1.3 a change of name by the Company or PLC or both of them;

65.1.4 the appointment or removal of the auditors of the Company or PLC or both of them;

65.1.5 any proposed acquisition or disposal or other transaction of the kinds referred to in the Listing Rules of the UK Listing Authority, or the JSE Listing Rules, which in any case is required under such Applicable Regulation to be authorised by holders of Limited Ordinary Shares;

65.1.6 any matter considered by shareholders at an Annual General Meeting or at an Extraordinary General Meeting held on the same day as an Annual General Meeting; and

65.1.7 any other matter which the Board and the Board of PLC decide, either in a particular case or generally, should be approved as a Joint Electorate Action.

If a particular matter falls within both Article 64.1 and this Article 65.1, then it shall be treated as a Class Rights Action falling exclusively within Article 64.1.

65.2 A Joint Electorate Action shall require approval by both:

65.2.1 an ordinary resolution, or a special resolution if required by these Articles or Applicable Regulation, of the votes cast by the holders of the Limited Ordinary Shares and the holder of the Limited Special Converting Share, voting as a single class; and

65.2.2 an ordinary resolution, or a special resolution if required by the PLC Memorandum and Articles or Applicable Regulation, of the votes cast by the holders of the PLC Ordinary Shares and the holder of the PLC Special Voting Shares, voting as a single class,

and such resolutions shall be obtained in accordance with the procedure set out in Article 65.3 below.

65.3 When a resolution (a "**Relevant Resolution**") which constitutes a Joint Electorate Action is to be considered, the following shall apply:

65.3.1 the Company shall hold a General Meeting at which the holders of Limited Ordinary Shares and the holder of the Limited Special Converting Share are entitled to vote on a poll on the Relevant Resolution. The poll shall not be closed in relation to the Limited Special Converting Shares until its holder has cast its vote on such resolution;

65.3.2 PLC shall hold a general meeting at which both the holders of the PLC Ordinary Shares and the PLC Special Voting Shares are entitled to vote on a poll as a single class on the Relevant Resolution. The poll shall not be closed in relation to the PLC Special Voting Shares until their holder has exercised its voting rights in relation to such resolution;

65.3.3 when the votes cast by the holders of Limited Ordinary Shares have been determined, the Company will send to PLC and the holder of the PLC Special Voting Shares written notice of such determination and the holder of the PLC Special Voting Shares shall exercise the voting rights attaching to such shares in accordance with the provisions of the PLC Constitution and the Voting Agreement; and

65.3.4 when the votes cast by the holders of PLC Ordinary Shares have been determined, PLC will send to the Company and the holder of the Limited Special Converting Shares written notice of such determination and the holder of the Limited Special Converting Share shall cast the votes attaching to such share in accordance with the provisions of these Articles and the Voting Agreement.

65.4 For the purposes of Article 64 and this Article 65 only, the expression "**special resolution**" shall include any resolution of the shareholders of the Company or of PLC where Applicable Regulation or either Constitution requires, so as to approve the relevant resolution, any other quorum and/or an affirmative vote with a majority greater than or different from that required for an ordinary resolution and in any particular case shall mean such majority as is so required.

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VOTES OF MEMBERS

66. Votes attaching to shares

66.1 Subject to Article 53.4, and to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares:

66.1.1 on a show of hands every member being an individual who is present in person, or, if a body corporate, represented, shall have one vote; and

66.1.2 on a poll:

66.1.2.1 every member who is present in person or by proxy, except the holder of the Limited Special Converting Share, shall have one vote for each fully paid share of which he is the holder; and

66.1.2.2 the holder of the Limited Special Converting Share shall have the Specified Number (as defined in Article 66.2) of votes.

66.2 **Limited Special Converting Shares**

66.2.1 Prior to the Conversion Date, the holder of the Limited Special Converting Shares shall:

66.2.1.1 be entitled to attend at any General Meeting and, subject to the provisions below, to cast on a poll the Specified Number, as set out below, of votes some of which may be cast for and others against any resolution in such numbers as the holder may determine:

66.2.1.1.1 **Joint Electorate Actions:** The Specified Number of votes in relation to a resolution of the Company on a Joint Electorate Action shall be the total number of votes validly cast on the poll on the equivalent resolution at the Parallel General Meeting of PLC, other than any cast in respect of PLC Disenfranchised Shares, multiplied by the Equalisation Fraction in effect at the time of such General Meeting rounded up to the nearest whole number;

66.2.1.1.2 **Class Rights Actions:** As described under Article 64;

66.2.1.1.3 **Procedural Resolutions:** On any procedural resolution put to a General Meeting at which a Joint Electorate Action is to be considered, the Specified Number of votes which may be cast shall be the greatest number of votes cast on any resolution on a Joint Electorate Action at the Parallel General Meeting of PLC or, if the General Meeting of PLC has not been held and such votes counted by the beginning of the relevant General Meeting, the greatest number of such votes as are authorised to be so cast upon proxies lodged with PLC by such time as chairman of the meeting may determine, in each case, multiplied by the Equalisation Fraction in effect at the time of such General Meeting and rounded up to the nearest whole number;

66.2.1.1.4 **Other decisions:** The Specified Number of votes that may be cast on all other decisions shall be zero.

66.2.1.2 not be entitled to vote on any show of hands;

66.2.1.3 have the right to receive notices of any General Meeting and to attend but not to vote and speak at a General Meeting only if a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of the holder(s) of the Limited Special Converting Shares or for the winding-up of the Company, in which case they shall only be entitled to vote on such resolution; and

66.2.1.4 have no right to dividends.

66.2.2 On or after the Conversion Date:

66.2.2.1 the special rights and privileges attributable to the Limited Special Converting Shares in terms of these Articles fall away and the Limited Special Converting Shares shall thereafter be and rank pari passu with the Limited Ordinary Shares in the share capital of the Company in all respects and without necessity for further resolution and action by the Company in General Meeting;

66.2.2.2 the Company shall within 14 Business Days after surrender of a share certificate in respect of the Limited Special Converting Shares, or if later, within 14 days after the last day to register in respect of the final

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dividend declared in respect of the relevant year, issue the holder thereof with a new certificate in respect of the Limited Ordinary Shares in the share capital of the Company to which such holder is entitled on conversion. On or after the Conversion Date, the holder of the Limited Special Converting Shares shall cease to have any right to receive notice of, attend, speak at or vote at any General Meeting.

66.3 **SA DAS Share and SA DAN Share and Limited Special Rights Shares**

Holders of the SA DAS Share, the SA DAN Share and the Limited Special Rights Share, shall, by virtue of their holding have the right to receive notice of any General Meeting and to attend and speak at a General Meeting only if:

66.3.1 a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of the holders of the SA DAS Share and/or the SA DAN Share and/or the Limited Special Rights Share or which otherwise directly affects the rights attached to the SA DAS Share and/or SA DAN Share and/or the Limited Special Rights Share or the interests of the holders thereof; or

66.3.2 for the winding-up of the Company,

in which case they shall only be entitled to vote on such resolution.

67. **Votes of joint holders**

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the share.

68. **Chairman's casting vote**

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to any other vote he may have.

69. **Intentionally deleted**

70. **Voting by guardian**

Where in South Africa or elsewhere a guardian, curator or other person, by whatever name called, has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground, however formulated, of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such guardian, curator or other person on behalf of such member to vote in person or by proxy at any General Meeting or to exercise any other right conferred by membership in relation to General Meetings.

71. **Validity and result of vote**

71.1 No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting or poll at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

71.2 Unless a poll is taken, a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

72. **Shareholding limits**

72.1 A person must not breach any of the following limits (the "**Limits**"):

72.1.1.1 30% of the voting rights of Limited without regard to the Limited Special Converting Shares; or

72.1.1.2 30% of the voting rights of Limited having regard to the Limited Special Converting Shares; or

72.1.1.3 30% of the voting rights of PLC without regard to the PLC Special Voting Share; or

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72.1.1.4 Rule 9 of the UK Code on Takeovers and Mergers setting a 30% limit in relation to voting rights of PLC,

except as a result of a Permitted Acquisition. In determining whether or not a person has breached any of the above limits there shall be taken into account the voting rights held by any persons determined by the Board to be acting in concert with him. For this purpose "**acting in concert**" has the meaning given in the South African Securities Regulation Code on Takeovers and Mergers in relation to Limited and the meaning given in the UK Code on Takeovers and Mergers in relation to PLC.

72.1.2 Where any person breaches any such Limit except as a result of a Permitted Acquisition that person, and any other member who is determined by the Board to be acting in concert with that person, shall be in breach of these Articles.

72.2 The Board may do all or any of the following where it has reason to believe that any Limit has been or may be breached:

72.2.1 require any member to provide such information as the Board considers appropriate to determine any of the matters under this Article;

72.2.2 have regard to such public filings as it considers appropriate to determine any of the matters under this Article;

72.2.3 make such determinations under this Article as it thinks fit, either after calling for submissions from affected members or other persons or without calling for such submissions;

72.2.4 determine that the voting rights attached to such number of Limited Ordinary Shares held by such persons as the Board may determine to be held in breach of these Articles ("**Excess Shares**") and/or a number of votes attaching to the PLC Special Voting Share (in relation to Joint Electorate Actions) will from a particular time and for a definite or indefinite period but only to the extent necessary so that, as far as the Board can judge the matter, the person otherwise determined to be in breach of one or more of the Limits would not thereafter breach any of the relevant

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Limits, only be capable of being exercised by a Director who, at a General Meeting, shall:

72.2.4.1 in respect of ordinary resolutions, vote in favour of such ordinary resolution if members holding more than 50 per cent of the Limited Ordinary Shares (present and validly voting) approve the ordinary resolution at that General Meeting, excluding the vote cast by the Director in respect of the Excess Shares, and vote against such ordinary resolution if members holding more than 50 per cent of the Limited Ordinary Shares (present and validly voting) vote against the ordinary resolution at the General Meeting, excluding the vote cast by the Director in respect of such Excess Shares. The Director, in respect of the Excess Shares, shall abstain from voting if members holding an equal number of Limited Ordinary Shares (present and validly voting) vote in favour of, or against, the relevant ordinary resolution at that General Meeting, excluding the vote cast by the Director in respect of such Excess Shares;

72.2.4.2 in respect of special resolutions, vote in favour of such special resolution if members holding 75 per cent or more of the Limited Ordinary Shares (present and validly voting) approve the special resolution at that General Meeting, excluding the vote cast by the Director in respect of the Excess Shares, and vote against such special resolution if members holding more than 25 per cent of the Limited Ordinary Shares (present and validly voting) vote against the special resolution at the General Meeting, excluding the vote cast by the Director in respect of the Excess Shares.

For this purpose each member of the Company appoints any one of the Directors of the Company as that member's proxy to vote on that member's behalf at any General Meeting as set out in this Article;

72.2.5 determine that any Excess Shares will not carry any right to any distributions from a particular time for a definite or indefinite period but only in respect of such number of shares as exceeds the relevant Limits;

72.2.6 determine that any Excess Shares must be sold but only to the extent necessary so that, as far as the Board can judge the matter, the person

otherwise in breach of one or more of the Limits would not thereafter breach the relevant Limits;

72.2.7 take such other action as it thinks fit for the purposes of this Article, including:

72.2.7.1 prescribing rules (not inconsistent with this Article);

72.2.7.2 setting deadlines for the provision of information;

72.2.7.3 drawing adverse inferences where information requested is not provided;

72.2.7.4 making determinations or interim determinations;

72.2.7.5 executing documents on behalf of a member;

72.2.7.6 paying costs and expenses out of proceeds of sale;

72.2.7.7 changing any decision or determination or rule previously made.

72.3 An acquisition is a Permitted Acquisition if the Board consents to the acquisition, provided that such consent shall in no way affect the application of the South African Securities Regulations Code and/or the UK Code on Takeovers and Mergers to such acquisition, or if each of 72.3.1, 72.3.2 and 71.3.3 below is satisfied:

72.3.1 the acquisition is under or pursuant to a procedure:

72.3.1.1 which applies to both the Limited Ordinary Shares and the PLC Ordinary Shares; or

72.3.1.2 which is undertaken for both the Limited Ordinary Shares and the PLC Ordinary Shares at or about the same time;

72.3.2 each such procedure complies with all Applicable Regulation and provisions of the Constitutions; and

72.3.3 the holders of Limited Ordinary Shares on the one hand and the holders of PLC Ordinary Shares on the other hand are afforded equivalent treatment in terms of:

72.3.3.1 the consideration offered for their shares having regard to the Equalisation Ratio;

72.3.3.2 the information provided to them;

72.3.3.3 the time to consider the offer or procedure;

72.3.3.4 the conditions to which the procedure is subject; and

72.3.3.5 the other terms of the procedure.

72.4 The Board may:

72.4.1 make a determination that the holding by a person of shares in PLC contributes to a breach by a person of a Limit and may communicate that determination to PLC; or

72.4.2 accept a determination by the Board of PLC that the holding by a person of shares in Limited contributes to a breach by a person of a relevant limit under the PLC Memorandum and Articles,

and in the case of 72.4.2 above the Board may take any action under Article 72.2 as if the holder of the relevant Limited shares were in breach of these Articles.

72.5 Any resolution or determination of, or decision or exercise of any discretion or power by, the Directors or any Director or by the chairman of any meeting acting in good faith under or pursuant to the provisions of this Article shall be final and conclusive; and anything done, by or on behalf of, or on the authority of, the Directors or any Director acting in good faith pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. No Director shall be liable for any actions taken pursuant to this Article where the Director acts in good faith. The Directors shall not be required to give any reasons for the decision, determination or declaration taken or made in accordance with this Article.

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PROXIES AND CORPORATE REPRESENTATIVES

73. Proxy need not be a member

A proxy need not be a member of the Company.

74. Form of proxy

An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may approve and:

74.1 in the case of an individual shall be signed by the appointor or his attorney or authenticated in accordance with Article 144; and

74.2 in the case of a corporation shall be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer or representative of the corporation or authenticated in accordance with Article 144.

The signature on such instrument need not be witnessed. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must, failing previous registration with the Company, be lodged with the instrument of proxy pursuant to the next following Article, failing which the instrument may be treated as invalid.

75. Deposit of form of proxy

75.1 An instrument appointing a proxy must be left at such place or one of such places, if any, as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting, or, if no place is so specified, at the Transfer Office, not less than 48 hours (or such shorter period as the Directors may specify in the notice of a General Meeting) before the time appointed for the holding of the meeting or adjourned meeting or, in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting, for the taking of the poll at which it is to be used, and in default shall not be treated as valid.

75.2 In the case of an appointment of a proxy contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications in

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75.2.1 the notice convening the meeting; or

75.2.2 in any instrument of proxy sent out by the Company in relation to the meeting; or

75.2.3 in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting;

such appointment must be received at such address not less than 48 hours (or such shorter period as the Directors may specify in the notice of a General Meeting) before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote.

Subject to Article 67, where more than one appointment of a proxy is delivered, deposited or received in respect of the same shares, that delivered, deposited or received latest shall prevail; if it is not clear which was delivered, deposited or received latest, none shall be valid.

75.3 A proxy received from the holder of the Limited Special Converting Share will be valid if it is received before the closing of the poll to which it relates.

75.4 An instrument appointing a proxy shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. An instrument appointing a proxy relating to more than one meeting, including any adjournment thereof, having once been so delivered for the purposes of any meeting, shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

76. **Rights of proxy**

An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting. The instrument of proxy shall also be deemed to confer authority to vote on any amendment of the resolution put to the meeting for which it is given as the proxy thinks fit.

77. **Revocation of proxy**

A vote cast or demand for a poll made by proxy shall not be invalidated by the previous death or insanity of the member or by the revocation of the appointment of the proxy or of the authority under which the appointment was made unless written notice of such death, insanity or revocation shall have been received by the Company at the Transfer Office at least one hour before the commencement of the meeting or adjourned meeting or, in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting, the time appointed for the taking of the poll at which the vote is cast.

78. **Corporations acting by representatives**

Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any General Meeting. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company, save that a Director, the Secretary or other person authorised for the purpose by the Secretary may require such person to produce a certified copy of the resolution of authorisation or other authority before permitting him to exercise his powers. Such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

DIRECTORS

79. **Number of Directors**

Item 23 of Schedule 10

Subject as hereinafter provided the Directors shall not be less than four or more than 20 in number. The Company may by special resolution, from time to time, vary the maximum number of Directors.

80. **Share qualification**

A Director shall not be required to hold any shares in the capital of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at General Meetings and at any separate meeting of the holders of any class of shares in the Company.

81. **Directors' fees**

The ordinary remuneration of the Directors shall from time to time be determined by a disinterested quorum of Directors except that such remuneration, for both executive and non-executive Directors, shall not exceed R28,000,000 per annum in aggregate or such higher amount as may from time to time be determined by ordinary resolution of the Company and shall, unless such resolution otherwise provides, be divisible among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Any fee payable under this Article shall be distinct from any remuneration or other amounts payable to a Director under other provisions of these Articles or payable by PLC under the PLC Memorandum and Articles.

82. **Office of Directors**

A Director may be employed by or hold any office of profit under the Company or under any subsidiary or holding company in conjunction with the office of director.

83. **Other remuneration of Directors**

Subject to the JSE Listing Rules, any Director who holds any executive office with the Company or PLC, including, for this purpose, the office of Joint Chairman or Deputy Chairman whether or not such office is held in an executive capacity, or who serves on any committee of the Board, or who otherwise performs services in relation to the business of the Combined Group which are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission, participation of profits or otherwise or may receive such other benefits in addition to any remuneration provided for by or pursuant to any provision of these Articles, including, without limitation, costs associated with residing overseas, as a disinterested quorum of Directors may reasonably determine.

84. **Directors' expenses**

Item 27 of Schedule 10

84.1 The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Board, meetings of

any committees appointed pursuant to Article 106 or General Meetings or otherwise in connection with the business of the Company or PLC.

84.2 A Director may also be paid out of the funds of the Company all expenses incurred by him in obtaining professional advice in connection with the affairs of the Company or the discharge of his duties as a Director.

85. **Directors' pensions and other benefits**

The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to, or to any person in respect of, any person who is or has been at any time a director of the Company or of any company which is or was a Subsidiary or Associated Company of the predecessors in business of the Company or any Subsidiary or Associated Company and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

86. **Appointment of executive Directors**

86.1 The Directors may from time to time appoint one or more of their body to be the holder of any executive office (including, where considered appropriate, the office of Joint Chairman, Chief Executive Officer or Deputy Chairman) on such terms and for such period as they may, subject to the provisions of the Companies Act, determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

86.2 The appointment of any Director to the office of Joint Chairman, Chief Executive Officer or Deputy Chairman or Managing or Joint Managing or Deputy or Assistant Managing Director shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

86.3 The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Item 28 of Schedule 10

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86.4 The remuneration of any Director appointed to any executive office shall be fixed by a disinterested quorum of Directors and may be by way of salary, commission, participation in profits or otherwise and either in addition to or inclusive of his remuneration as a Director.

87. **Powers of executive Directors**

The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

APPOINTMENT AND RETIREMENT OF DIRECTORS

88. **Age limit**

Any provision of the Statutes which, subject to the provisions of these Articles, would have the effect of rendering any person ineligible for appointment or election as a Director or liable to vacate office as a Director on account of his having reached any specified age or of requiring special notice or any other special formality in connection with the appointment or election of any Director over a specified age, shall not apply to the Company.

Item 28 of Schedule 10

89. **Retirement at Annual General Meetings**

89.1 At the Annual General Meeting held in each year one-third of the Directors, or if their number is not a multiple of three then the number nearest to, but not less than one-third, shall retire from office. Subject to the Statutes and to the provisions of these Articles, the directors to retire by rotation shall include, so far as necessary to obtain the number required, any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last election or re-election or, if later, deemed election or re-election and so that as between persons who became or were last re-elected directors on the same day those to retire shall, unless they otherwise agree among themselves, be determined by lot. In casting the lot, the provision that a Director must also be a Director of PLC and the corresponding provision of the PLC Memorandum and Articles shall be

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observed. A retiring Director shall be eligible for re-election. The directors to retire on each occasion, both as to number and identity, shall be determined by the composition of the board at the date of the notice convening the Annual General Meeting. No Director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the directors after the date of the notice but before the close of the meeting.

89.2 Each Director (other than the Joint Chairman and any Director holding an executive office) shall retire at each Annual General Meeting following the ninth anniversary of the date on which he was elected by the Company.

89.3 A Director who retires at any Annual General Meeting shall be eligible for re-election unless the Directors otherwise determine not later than the date of the notice of such meeting.

89.4 A Director may at any Annual General Meeting retire from office and stand for re-election.

90. Re-election of retiring Director

90.1 The Company at the meeting at which a Director retires under any provision of these Articles may by ordinary resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for election. In the absence of such a resolution the retiring Director shall nevertheless be deemed to have been re-elected except in any of the following cases:

90.1.1 where at such meeting a resolution for the re-election of such Director is put to the meeting and lost, or it is expressly resolved not to fill the office being vacated;

90.1.2 where such Director has given notice in writing to the Company that he is unwilling to be re-elected; or

90.1.3 where a resolution to elect such Director is void by reason of contravention of the next following Article; or

90.1.4 where such Director has attained any retiring age applicable to him as Director.

90.2 The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

91. Election of two or more Directors

Item 26 of Schedule 10

A resolution for the election of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

92. Nomination of Director for election

92.1 No person other than a Director retiring at the meeting shall be eligible for election as a Director at any General Meeting unless there shall have been lodged at the Office:

92.1.1 notice in writing signed or authenticated in accordance with Article 144 by a member, other than the person to be proposed, duly qualified to attend and vote at the meeting or a Director for which such notice is given of his intention to propose such person for election; and

92.1.2 notice in writing (or sufficiently authenticated to the satisfaction of the Directors) signed by the person to be proposed of his willingness to be elected as a Director of the Company and a director of PLC.

92.2 The Directors shall nominate for election as a Director at a General Meeting of the Company any person duly nominated for election at the Parallel General Meeting of PLC.

Item 29 of Schedule 10

92.3 The notice required under Article 92.1 must be lodged not less than seven Business Days and not more than 28 Business Days, inclusive of the date on which notice is given, before the earlier of the date appointed for the meeting and the date appointed for the Parallel General Meeting of PLC.

93. Election or appointment of additional Director

The Company may by ordinary resolution approved in accordance with Article 65 elect, and without prejudice thereto the Directors shall have power at any time to appoint, any person to be a Director either to fill a casual vacancy or as an additional Director, but so that: (i) the total number of Directors shall not thereby exceed the maximum number fixed by or in accordance with these Articles and (ii) the appointment shall not take effect before such Director has been duly appointed as a director of PLC. Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for election.

94. Vacation of office

94.1 The office of a Director shall be vacated in any of the following events, namely:

94.1.1 if he shall become prohibited or disqualified by Applicable Regulation and the Companies Act from acting as a Director;

94.1.2 if he shall resign by notice in writing to the Company and any such notice shall also have effect as the resignation of such person as a director of PLC;

94.1.3 if he becomes insolvent, or assigns his estate for the benefit of his creditors or suspends payment or files a petition for the liquidation of his affairs, or compounds with his creditors;

94.1.4 if in South Africa or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground, however formulated, of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person, by whatever name called, to exercise powers with respect to his property or affairs;

94.1.5 if he shall be absent from meetings of the Directors for six consecutive months without leave and the Directors shall resolve that his office be vacated;

94.1.6 if a notice in writing is served upon him, signed by not less than three-quarters of the Directors for the time being, to the effect that his office as Director shall on receipt of such notice *ipso facto* be vacated, but so that if he holds an appointment to an executive office which thereby

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automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company, such notice may consist of several documents in the like form each signed by one or more Directors;

94.1.7 in the case of a Director other than a Joint Chairman and any Director holding an executive office, if the Directors shall resolve to require him to resign in accordance with paragraph 94.1.2 above and within 30 days of being given notice of such resolution, he shall fail to do so but so that such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract between him and the Company; or

94.1.8 if he shall cease to be a director of PLC.

94.2 The office of a Director who is an employee of any member of the Group shall be vacated if such Director ceases to be employed within the Group provided that the person concerned shall be eligible for re-appointment or re-election as a Director.

95. **Removal of Director**

95.1 Subject to Articles 64 and 65, the Company may, in accordance with and subject to the provisions of the Companies Act, by ordinary resolution of which Special Notice has been given remove any Director from office, notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement, and elect another person in place of a Director so removed from office, provided that such person is also elected as a director of PLC at the same time, and any person so elected shall be treated for the purpose of determining the time at which he is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is elected was last elected a Director. In default of such election the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

95.2 In this Article, for "**Special Notice**" of the relevant resolution to have been given, notice to propose such resolution must have been given to the Company at least 28 days before the General Meeting at which it is proposed.

MEETINGS AND PROCEEDINGS OF DIRECTORS

96. **Convening of meetings of Directors**

96.1 Subject to the provisions of these Articles, the Directors may meet together for the despatch of business, adjourn and otherwise regulate their proceedings as they think fit. At any time any Director may, and the Secretary at the request of a Director shall, summon a meeting of the Directors. Notice of a meeting of the Directors shall be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing, or a similar way, to him at his last known address or facsimile number or any other address or facsimile number given by him to the Company for this purpose, and each Director shall, on appointment, be taken to have agreed to the giving of notices in any such manner. A Director absent or intending to be absent from both South Africa and the United Kingdom may request the Directors that notices of meetings of the Directors shall during his absence be sent in writing or in a similar way to him at an address or facsimile number given by him to the Company for this purpose but if no such request is made it shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from both South Africa and the United Kingdom. Any Director may waive notice of any meeting and any such waiver may be retroactive.

96.2 **telephone board meetings**

96.2.1 The Directors, and any committee of the Directors, shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone or other communication equipment which allows those participating to hear and speak to each other. A quorum is deemed to be present if those conditions are satisfied in respect of at least the number of Directors required to form a quorum. A temporary break in the telephone link will not invalidate the meeting. Such a meeting shall be deemed to take place where the chairman of the meeting then is. The word "**meeting**" in these Articles shall be construed accordingly.

96.2.2 A Director who is unable to attend any meeting of the Directors may authorise any other Director to vote for him at that meeting and in that event the Director so authorised shall at such meeting have a vote for each absent Director by whom he is so authorised in addition to his own vote. Any such authority must be in writing or by cable, facsimile or telex message delivered to or lodged with the Secretary prior to or at the meeting.

97. **Quorum**

The quorum necessary for the transaction of business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two unless otherwise determined by the Board. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. Any Director who ceases to be a Director at a board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the board meeting if no Director objects.

98. **Chairman**

98.1 The Directors may elect from their number Joint Chairmen and a Deputy Chairman, or two or more Deputy Chairmen, and determine the period for which each is to hold office. The Directors may also remove any of them from such office. If neither Joint Chairmen nor a Deputy Chairman have been appointed or if at any meeting of the Directors, neither Joint Chairmen nor a Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

98.2 If at any time there is more than one Deputy Chairman the right in the absence of either Joint Chairmen to preside at a meeting of the Directors or of the Company shall be determined as between the Deputy Chairmen present, if more than one, by seniority in length of appointment or otherwise as resolved by the Directors.

99. **Casting vote**

Item 30 of Schedule 10

Questions arising at any meeting of the Directors shall be determined by a majority of votes. In the case of an equality of votes, the Chairman of the meeting shall not have a second or casting vote.

100. **Number of Directors below minimum**

Item 25 of Schedule 10

The continuing Directors may act notwithstanding any vacancies in their number, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors may act only for the purpose of filling such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

101. **Written resolutions**

Item 31 of Schedule 10

A resolution in writing signed by a majority of the Directors (being not less in number than a quorum for meetings of the Directors) which resolution is then inserted in the Company's minute book, shall be as valid and effectual as a resolution duly passed at a meeting of the Directors and may consist of several documents in the same or similar form each signed by one or more Directors and shall be deemed to have been passed on the date on which it was signed by the last Director or such later date as may be specified in that resolution. A facsimile transmission or other document produced by mechanical or electronic means under the name of a Director with the Director's authority is considered to be a document in writing signed by the Director.

102. **Validity of proceedings**

All acts done by any meeting of Directors, or of any committee or sub-committee of the Directors, or by any person acting as a Director or as a member of any such committee or sub-committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a

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Director or member of the committee or sub-committee and had been entitled to vote.

DIRECTORS' INTERESTS

103. **Directors may have interests**

Subject to the provisions of the Statutes, and provided that he has disclosed to the Directors the nature and extent of any interest of his, a Director notwithstanding his office:

103.1 may be a party to, or otherwise interested in, any contract, transaction or arrangement with the Company or PLC or in which the Company or PLC is otherwise interested;

103.2 may be a director or other officer of, or employed by, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or PLC in which the Company or PLC is otherwise interested provided that a Director may not accept such office or employment, enter into any such contract, transaction, arrangement or take such interest or receive remuneration in relation to any of the foregoing without the prior approval of a disinterested quorum of Directors;

103.3 may, or any firm of which he is a partner, employee or member may, act in a professional capacity for the Company or PLC, other than as auditor, and be remunerated therefor provided that any appointment so to act and the remuneration for such appointment shall require the prior approval of a disinterested quorum of Directors; and

103.4 shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

104. **Restrictions on voting**

104.1 Save as herein provided, a Director shall not vote in respect of any contract, transaction or arrangement or any other proposal whatsoever in which he has

any material interest otherwise than by virtue of interests in shares or debentures or other securities of, or otherwise in or through, the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is not entitled to vote..

104.2 Subject to the provisions of the Statutes, a Director shall, in the absence of some other material interest than is indicated below, be entitled to vote, and be counted in the quorum, in respect of any resolution concerning any of the following matters, namely:

104.2.1 the giving of any security, guarantee or indemnity in respect of (i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings or (ii) a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility, in whole or in part and whether alone or jointly with others, under a guarantee or indemnity or by the giving of security;

104.2.2 any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

104.2.3 any proposal concerning any other body corporate in which he is interested, directly or indirectly and whether as an Officer or shareholder, creditor or otherwise, provided that he, together with persons connected with him within the meaning of the JSE Listing Rules, does not have an interest (as that terms is used in Section 234 of the Companies Act) in one per cent or more of either the issued equity share capital of any class of such body corporate, or of any third company through which his interest is derived, or of the voting rights available to members of the relevant body corporate, any such interest being deemed for the purpose of this Article to be a material interest in all circumstances;

104.2.4 any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

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104.2.5 any proposal concerning (i) insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons who include Directors, or (ii) indemnities in favour of Directors, or (iii) the funding of expenditure by one or more Directors on defending proceedings against him or them, or (iv) doing anything to enable such Director or Directors to avoid incurring such expenditure.

104.3 Where proposals are under consideration concerning the appointment, including without limitation fixing or varying the terms of appointment, of two or more Directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned, if not debarred from voting under this Article, shall be entitled to vote, and be counted in the quorum, in respect of each resolution except that concerning his own appointment.

104.4 If a question arises at any time as to the materiality of a Director's interest or as to his entitlement to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of such Director has not been fairly disclosed. If any such question arises in respect of the chairman of the meeting, it shall be decided by resolution of the Directors, on which the chairman shall not vote, and such resolution will be final and conclusive except in a case where the nature and extent of the interests of the chairman have not been fairly disclosed.

104.5 Despite having an interest in any contract or arrangement a Director may participate in the execution of any document evidencing or connected with the contract or arrangement whether by signing or otherwise.

105. **Directors' interests – general**

For the purposes of the two preceding Articles:

105.1 a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any contract, transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has

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an interest in any such contract, transaction or arrangement of the nature and extent so specified;

105.2 an interest of a person who is connected (as such expression is defined in the Companies Acts and JSE Listing Rules) with a Director shall be treated as an interest of the Director; and

105.3 an interest, whether of his or of such a connected person, of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his; and

105.4 in the case of an alternate director, an interest of his appointer shall be treated as an interest of the alternate in addition to any interest which the alternate otherwise has.

COMMITTEES OF THE DIRECTORS

106. **Appointment and constitution of committees**

The Directors may delegate any of their powers or discretions, including, without prejudice to the generality of the foregoing, all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors, to committees. Any such committee shall, unless the Directors otherwise resolve, have power to sub-delegate to sub-committees any of the powers or discretions delegated to it. Any such committee or sub-committee shall consist of one or more Directors and, if thought fit, one or more other named person or persons to be co-opted as hereinafter provided (with the exception of the share schemes sub-committee which may consist of two non-Directors). Insofar as any such power or discretion is delegated to a committee or sub-committee, any reference in these Articles to the exercise by the Directors of the power or discretion so delegated shall be read and construed as if it were a reference to the exercise thereof by such committee or sub-committee. Any committee or sub-committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee or sub-committee of persons other than Directors and may provide for members who are not Directors to have voting rights as members of the committee or sub-committee.

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107. **Proceedings of committee meetings**

The meetings and proceedings of any such committee or sub-committee consisting of two or more persons shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

POWERS OF DIRECTORS

108. **General powers**

The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in General Meeting subject nevertheless to any regulations of the Memorandum of Association and these Articles, to the provisions of the Statutes and to such regulations as may be prescribed by ordinary resolution or special resolution of the Company, but no alteration of the Memorandum of Association or these Articles and no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such alteration or regulation had not been made. The general powers given by this Article shall not be Limited or restricted by any special authority or power given to the Directors by any other Article.

109. **Powers and obligations in relation to the DLC Agreements**

109.1 The Company having entered into the DLC Agreements, from the Effective Time, the Directors are authorised and directed, subject to Applicable Regulation, to carry into effect the provisions of the DLC Agreements and any further or other agreements or arrangements contemplated by or relating to such agreements and nothing done by any Director in good faith pursuant to such authority and obligations (the "**DLC Obligations**") shall constitute a breach of the fiduciary duties of such Director to the Company or to the members of the Company. In particular, but without prejudice to the generality of the foregoing the Directors may, from the Effective Time, in addition to their duties to the Company have regard to the interests of PLC and both the holders of Limited Ordinary Shares and PLC Ordinary Shares as if the Company and PLC were a single unified entity and for that purpose the Directors shall, from

the Effective Time, in exercising their powers take into account the interests of the holders of PLC Ordinary Shares

109.2 In the absence of fraud or negligence, neither the Company nor any member(s) shall have the right to bring any proceedings or claims against any Director(s) which arise out of or in connection with anything done in good faith by any Director(s) or the Board pursuant to the DLC Obligations.

110. **Local or divisional boards**

110.1 The Directors may establish any local or divisional boards or agencies for managing any of the affairs of the Company, either in South Africa or elsewhere.

110.2 The Directors may:

110.2.1 appoint any persons to be members of such local or divisional boards, or any managers or agents, and may fix their remuneration;

110.2.2 delegate to any local or divisional board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Directors, with power to sub-delegate; and

110.2.3 authorise the members of any local or divisional boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and

any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

111. **Appointment of attorney**

The Directors may from time to time and at any time appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions, not exceeding those vested in or exercisable by the Directors under these Articles, and for such period and subject to such conditions as they may think fit, and any such appointment may

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contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

112. **President**

The Directors may from time to time elect a President of the Company and may determine the period for which he shall hold office. Such President may be either honorary or paid such remuneration as the Directors in their discretion shall think fit, and need not be a Director but shall, if not a Director, be entitled to receive notice of and attend and speak, but not to vote, at all meetings of the Board of Directors.

113. **Signature on cheques etc.**

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

114. **Borrowing powers**

114.1 Subject to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money, to indemnify, to guarantee, to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital or any part or parts thereof and to issue any debentures (whether secured, unsecured or subordinated and whether convertible into shares of any class) and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

114.2 The Directors shall restrict the borrowings of the Company and exercise all voting and other rights, powers of control or rights of influence exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all moneys borrowed by the Group and for the time being owing to persons outside the Group less the aggregate amount of Current Asset Investments shall not at any time without the previous sanction of an Ordinary Resolution of

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the Company exceed (i) before the date of the Annual General Meeting in 2008 the sum of R10 billion and (ii) thereafter an amount equal to two and a half times the Adjusted Capital and Reserves.

114.3 For the purpose of this Article:

114.3.1 the "**Adjusted Capital and Reserves**" shall mean at any material time a sum equal to the aggregate, as shown by the relevant balance sheet, of the amount paid up on the issued or allotted share capital of the Company and the amount standing to the credit of the reserves (including the profit and loss account and any share premium account or capital redemption reserve) of the Company and its subsidiary undertakings included in the consolidation in the relevant balance sheet but after:

114.3.1.1 deducting therefrom any debit balance on profit and loss account or on any other reserve;

114.3.1.2 excluding any amount included in such reserves but set aside for taxation (including deferred taxation) less any sums properly added back in respect of any such amount;

114.3.1.3 making such adjustments as may be appropriate in respect of any variation in the amount of such paid up share capital and/or any such reserves (other than profit and loss account) subsequent to the date of the relevant balance sheet and so that for this purpose if any issue or proposed issue of shares by the Company for cash has been underwritten then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription moneys payable in respect thereof (not being moneys payable later than six months after the date of allotment) shall to the extent so underwritten be deemed to have been paid up on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, on the date when it became unconditional);

114.3.1.4 making such adjustments as may be appropriate in respect of any distribution declared, recommended or made by the Company or its subsidiary undertakings (to the extent not attributable directly or indirectly to the Company) out of profits earned up to and including

the date of the relevant balance sheet to the extent that such distribution is not provided for in such balance sheet;

114.3.1.5 making such adjustments as may be appropriate in respect of any variation in the interests of the Company in its subsidiary undertakings (including a variation whereby an undertaking becomes or ceases to be a subsidiary undertaking) since the date of the relevant balance sheet;

114.3.1.6 if the calculation is required for the purposes of or in connection with a transaction under or in connection with which any undertaking is to become or cease to be a subsidiary undertaking of the Company, making all such adjustments as would be appropriate if such transaction had been carried into effect;

114.3.1.7 excluding minority interests in subsidiary undertakings to the extent not already excluded;

114.3.2 "**Current Asset Investments**" means the aggregate of:

114.3.2.1 cash in hand of the Group;

114.3.2.2 sums standing to the credit of any current or other account of any member of the Group with banks in South Africa or elsewhere to the extent that remittance of the same to South Africa is not prohibited by any law, regulation, treaty or official directive or, where remittance of the same to South Africa is so prohibited, to the extent that the same may be set off against or act as security for any moneys borrowed by such member;

114.3.2.3 the amount of such assets as would be included in "Current Assets Investments" in a consolidated balance sheet of the Group prepared as at the date of the relevant calculation in accordance with the principles used in the preparation of the relevant balance sheet;

less:

114.3.2.4 in the case of a partly-owned subsidiary undertaking, a proportion thereof equal to the minority proportion; and

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114.3.2.5 an amount equal to any amount excluded from Article 114.3.4 by virtue of sub-Article 114.3.4.9.

114.3.3 the "**Group**" means the Company and its subsidiary undertakings for the time being;

114.3.4 "**moneys borrowed**" shall be deemed to include (to the extent that the same would not otherwise fall to be taken into account):

114.3.4.1 the amount of all debentures allotted or issued (whether or not for cash) by any member of the Group which are not for the time being beneficially owned by a company within the Group;

114.3.4.2 the outstanding amount of acceptances (not being acceptances of trade bills in respect of the purchase or sale of goods in the ordinary course of trading) by any member of the Group or by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group;

114.3.4.3 the nominal amount of any allotted or issued and paid up share capital (other than equity share capital) of any subsidiary undertaking which is a body corporate of the Company not for the time being beneficially owned by other members of the Group;

114.3.4.4 the amount of any other allotted or issued and paid up share capital and of any other debentures or other borrowed moneys (not being shares or debentures which or borrowed moneys the indebtedness in respect of which is for the time being beneficially owned within the Group) the redemption or repayment whereof is guaranteed (or is the subject of an indemnity granted) by any member of the Group or which any member of the Group may be required to purchase;

114.3.4.5 the minority proportion of moneys borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group;

114.3.4.6 the aggregate amount owing by any member of the Group under finance leases (as determined in accordance with any then current International Financial Reporting Standards);

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114.3.4.7 the principal amount of any book debts of any member of the Group which have been sold or agreed to be sold, to the extent that any member of the Group is for the time being liable to indemnify or reimburse the purchaser in respect of any non-payment in respect of such book debts;

114.3.4.8 any part of the purchase price of any movable or immovable assets acquired by any member of the Group, the payment of which is deferred beyond the date of completion of the conveyance, assignment or transfer of the legal estate to such assets or, if no such conveyance, assignment or transfer is to take place within six months after the date on which the contract for such purchase is entered into or (if later) becomes unconditional, beyond that date;

but shall be deemed not to include:

114.3.4.9 moneys borrowed by any member of the Group for the purpose of repaying, redeeming or purchasing (with or without premium) in whole or in part any other borrowed moneys falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof pending the application for such purpose or, if earlier, the end of such period;

114.3.4.10 any amounts borrowed by any member of the Group from bankers or others for the purpose of financing any contract up to an amount not exceeding that part of the price receivable under such contract which is guaranteed or insured by the Export Credits Guarantee Department or other like institution carrying on a similar business;

114.3.4.11 the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group;

and so that:

114.3.4.12 no amount shall be taken into account more than once in the same calculation but subject thereto 114.3.4.1 to 114.3.4.11 above shall be read cumulatively; and

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114.3.4.13 in determining the amount of any debentures or other moneys borrowed or of any share capital for the purpose of this Article 114 there shall be taken into account the nominal or principal amount thereof (or, in the case of partly-paid debentures or shares, the amount for the time being paid up thereon) together with any fixed or minimum premium payable on final redemption or repayment. Provided that if moneys are borrowed or shares are issued on terms that they may be repayable or redeemable (or that any member of the Group may be required to purchase them) earlier than their final maturity date (whether by exercise of an option on the part of the issuer or the creditor (or a trustee for the creditor) or the shareholder, by reason of a default or for any other reason) at a premium or discount to their nominal or principal amount then there shall be taken into account the amount (or the greater or greatest of two or more alternative amounts) which would, if those circumstances occurred, be payable on such repayment or, redemption or purchase at the date as at which the calculation is being made;

114.3.5 in relation to a partly-owned subsidiary undertaking the "**minority proportion**" is a proportion equal to the proportion of its issued equity share capital which is not attributable to the Company;

114.3.6 the "**relevant balance sheet**" means at any time the latest audited consolidated balance sheet dealing with the state of affairs of the Company and (with or without exceptions) its subsidiary undertakings;

114.4 For the purposes of the foregoing paragraphs borrowed moneys expressed in or calculated by reference to a currency other than Rand shall be converted into Rand at the relevant rate of exchange used for the purposes of the relevant balance sheet save that moneys borrowed (or first brought into account for the purposes of this Article) since the date of such balance sheet shall be converted at the rate of exchange or approximate rate of exchange (determined on such basis as the Auditors may determine or approve) ruling on the date on which such moneys are borrowed (or first taken into account as aforesaid): provided that in the case of any bank overdraft or other borrowing of a fluctuating amount (together herein described as an "**Overdraft Account**") the following further provisions shall apply:

114.4.1 if the amount outstanding on an Overdraft Account on a date as at which a calculation is being made for the purpose of the foregoing limit is not more than the amount outstanding on such Overdraft Account at the date of the relevant balance sheet, the whole of such amount shall be converted at the rate of exchange used for the purpose of such balance sheet;

114.4.2 if the amount outstanding on an Overdraft Account on a date as at which the calculation is being made for such purpose exceeds the amount which was outstanding on the same Overdraft Account at the date of the relevant balance sheet (or if the latter amount is nil), an amount equal to the excess shall be converted at the rate of exchange or approximate rate of exchange (determined on such basis as the Auditors may determine or approve) on the last Business Day preceding the date as on which the calculation is being made for such purpose and the balance shall be converted at the rate of exchange used for the purpose of the said balance sheet.

114.5 The determination of the Auditors as to the amount of the Adjusted Capital and Reserves at any time shall be conclusive and binding on all concerned and for the purposes of their computation the Auditors may at their discretion make such further or other adjustments (if any) as they think fit. Nevertheless the Directors may act in reliance on a *bona fide* estimate of the amount of the Adjusted Capital and Reserves at any time and if in consequence the limit hereinbefore contained is inadvertently exceeded an amount of borrowed moneys equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a determination of the Auditors or otherwise the Directors became aware that such a situation has or may have arisen.

114.6 No person dealing with the Company, any of its Subsidiaries, or any Associated Companies shall be concerned to see or enquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

115. **Alternate Directors**

115.1 Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person, including another Director, to be his alternate director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors or unless the appointee is another Director, shall have effect only upon and subject to both the approval of the Directors as aforesaid and his appointment by the same person as an alternate director of PLC becoming effective.

115.2 The appointment of an alternate director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director, otherwise than by retirement at a General Meeting at which he is re-elected.

115.3 An alternate director shall, except when absent from South Africa, be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he, instead of his appointor, were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative but he shall not be counted more than once for the purposes of the quorum. If his appointor is for the time being absent from South Africa or temporarily unable to act through ill health or disability his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors the foregoing provisions of this paragraph shall also apply, *mutatis mutandis*, to any meeting of any such committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director, nor shall he be deemed to be a Director for the purposes of these Articles, nor shall he be deemed to be the agent of his appointor.

115.4 An alternate director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid

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expenses and to be indemnified to the same extent, *mutatis mutandis*, as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate director any remuneration except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

SECRETARY

116. Secretary

Subject to the Companies Act, the Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit, two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more deputy and/or assistant secretaries.

AUTHENTICATION OF DOCUMENTS

117. Authentication of documents

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any document comprising or affecting the constitution of the Company and any resolution passed at a General Meeting or at a meeting of the Directors or any committee, and any book, record, document or account relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any book, record, document or account is elsewhere than at the Transfer Office the local manager or other Officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of any such resolution, or the minutes or an extract from the minutes of any such meeting, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company in reliance on it or them that such resolution has been duly passed or, as the case may be, that the minutes are or any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

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Item 15(g) of Schedule 10

RESERVES

118. Establishment of reserves

The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

119. Business bought as from past date

Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date the profits and losses thereof as from such date may at the discretion of the Directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

DIVIDENDS

120. Final dividends

Item 32 of Schedule 10

Subject to Articles 64 and 65, the Directors or the Company by ordinary resolution, or the Directors by board resolution may declare dividends in accordance with the respective rights of the members, provided that no dividend declared by Ordinary Resolution shall exceed the amount recommended by the Directors.

121. Fixed and interim dividends

Subject to Articles 64, 65 and 109, if and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof

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and may also from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the lawful payment, on any other class of shares having rights ranking after or *pari passu* with those shares, of any such fixed or interim dividend as aforesaid.

Item 15(g) of Schedule 10

122. Distribution *in specie*

122.1 Upon the recommendation of the Directors, the Company may direct payment of a dividend declared by the Company in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Any such resolution may permit such distribution to be made in whole or in part by the Company transferring the assets to another company in consideration of that other company issuing shares credited as fully paid to the members entitled to the distribution.

122.2 In respect of interim dividends resolved to be paid by the Directors, the Directors may, with the sanction of an ordinary resolution of the Company, determine to make payment of such dividends in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company). Any such resolution may permit such distribution to be made in whole or in part by the Company transferring the assets to another company in consideration of that other company issuing shares credited as fully paid to the members entitled to the distribution.

122.3 Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any member upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any assets in trustees as may seem expedient to the Directors.

123. No dividend except out of profits

No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes or the distributable reserves of the Company.

124. **Ranking of shares for dividend**

124.1 Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall, as regards any shares not fully paid throughout the period in respect of which the dividend is paid, be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid.

124.2 For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

124.3 If any share is allotted or issued on terms providing that it shall rank for dividend from a particular date, that share shall rank for dividend accordingly.

125. **Manner of payment of dividends**

125.1 Any dividend or other moneys payable on or in respect of a share shall be paid to the member or to such other person as the member or, in the case of joint holders of a share, all of them may in writing direct. Such dividend or other moneys may be paid (i) by cheque sent by post to the payee or, where there is more than one payee, to any one of them; or (ii) by inter-bank transfer to such account as the payee or payees shall in writing direct, or (iii) using the facilities of a Relevant System, or (iv) by such other method of payment as the member or, in the case of joint holders of a share, all of them may agree to. Every such cheque shall be sent at the risk of the person or persons entitled to the money represented thereby, and payment of a cheque by the banker upon whom it is drawn, and any transfer or payment within (ii) or (iii) above, shall be a good discharge to the Company.

125.2 Subject to the provisions of these Articles and to the rights attaching to any shares, any dividend or other moneys payable on or in respect of a share may be paid in such currency as the Directors may determine, using such exchange rate for currency conversions as the Directors may select.

125.3 The Company may cease to send any cheque, warrant or order by post for any dividend on any shares which is normally paid in that manner if in respect of at least two consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed but, subject to the

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provisions of these Articles, shall recommence sending cheques, warrants or orders in respect of the dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

125.4 The Company may apply any existing dividend mandate in respect of the payment of any dividend to any bank or building society account, given by a holder of Ordinary Shares received pursuant to the PLC Reduction of Capital, in relation to dividends paid by Anglo American plc (including in relation to the currency of dividends) in respect of the payment of any dividend or other moneys payable or in respect of an Ordinary Share to a holder of Ordinary Shares, unless a holder gives an alternative notification, save that no dividends will be paid in US dollars.

126. **Joint holders**

If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or insolvency of the holder or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

127. **Record date for dividends**

Item 33 of Schedule 10

Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights *inter se* in respect of such dividend of transferors and transferees of any such shares.

128. **No interest on dividends**

No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

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129. Retention of dividends

129.1 The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the moneys payable to the Company in respect of that share.

129.2 The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

130. Unclaimed dividend

130.1 The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall cease to remain owing by the Company.

Item 34 of Schedule 10

130.2 For the purpose of this Article, **"unclaimed dividends"** shall include, if a dividend has been paid in respect of the SA DAN Share and/or the SA DAS Share and part or all of such dividend has not been claimed by the beneficiaries under the SA DANT or SA DAST, as the case may be, within a period of 12 years from the date on which such dividend was declared or became due for payment, the amounts so unclaimed.

130.3 Any other amounts owing by the Company (other than dividends) to a shareholder shall be held by the Company in trust until claimed by the shareholder.

131. Waiver of dividend

The waiver in whole or in part of any dividend on any share by any document (whether or not executed as a deed) shall be effective only if such document is signed or authenticated in accordance with Article 144 by the shareholder (or the person entitled to the share in consequence of the death or insolvency of the

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holder or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

CAPITALISATION OF PROFITS AND RESERVES

132. Capitalisation of profits and reserves

132.1 Subject to the provisions of Articles 64, 65 and 109, the Directors may resolve to capitalise any sum standing to the credit of any of the Company's reserve funds (including without limitation, any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of the profit and loss account.

132.2 Subject to Article132.1, such capitalisation shall be effected by:

132.2.1 appropriating such sum on such basis and to such members (whose names are entered on the Register at the close of business on the date of the resolution, or such other date as may be specified therein or determined as therein provided), as, in each case, the Directors may decide; and

132.2.2 applying such sum on behalf of such members either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them or in paying up in full unissued shares of any class subject, in either case, to any special rights previously conferred on any shares or class of shares for the time being issued.

132.3 The Directors shall not effect any such capitalisation by appropriating any such sum to the holder of the Limited Special Rights Share except in circumstances where any such sum is appropriated to the holder of the Limited Special Rights Share and applied on behalf of such holder in or towards paying up in full unissued Limited Special Converting Shares if the issue of such Limited Special Converting Shares to the holder of the Limited Special Rights Share is necessary or expedient in order to maintain the Limited Equivalent Number.

132.4 If the Directors so determine, the holder of the Limited Special Rights Share may receive by way of capitalisation any of the Company's reserve funds (including without limitation, any share premium account, capital redemption

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reserve or other distributable reserve or any sum standing to the credit of the profit and loss account) fully paid up Limited Special Converting Shares.

132.5 The Directors may, subject to the provisions of the Statutes and the JSE Listing Rules, do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company (or any person nominated by the Company) rather than to the members concerned. The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Item 17 of Schedule 10

SCRIP DIVIDENDS

133. **Scrip Dividends**

133.1 Subject to the provisions of Articles 64, 65 and 109 and as hereinafter provided, the Directors may offer to ordinary shareholders the right to receive, in lieu of all or any dividend, an allotment of new Limited Ordinary Shares credited as fully paid.

133.2 The Directors may either offer such rights of election in respect of the next dividend (or part thereof) proposed to be paid; or may offer such rights of election in respect of that dividend and all subsequent dividends, until such time as the election is revoked; or may allow shareholders to make an election in either form.

133.3 Subject to the provisions of the Statutes and the JSE Listing Rules, the basis of allotment on each occasion shall be determined by the Directors so that, as nearly as may be considered convenient, the value of the Limited Ordinary Shares to be allotted in lieu of any amount of dividend shall equal, but not be greater than, such amount. For such purpose the value of a Limited Ordinary Share shall be the average of the closing prices of a Limited Ordinary Share on the JSE, as derived from the daily official List, on each of the first five days on which the Limited Ordinary Shares are quoted "ex" the relevant dividend.

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133.4 If the Directors determine to offer such right of election on any occasion they shall give notice in writing to the ordinary shareholders of such right and shall issue forms of election and shall specify the procedures to be followed in order to exercise such right provided that they need not give such notice to the recipient of a direction notice in accordance with Article 64.3.1 or to a shareholder who has previously made, and has not revoked, an earlier election to receive Limited Ordinary Shares in lieu of all future dividends, but instead shall send him a reminder that he has made such an election, indicating how that election may be revoked in time for the next dividend proposed to be paid.

133.5 On each occasion the dividend, or that part of the dividend in respect of which a right of election has been accorded, shall not be payable in cash on Limited Ordinary Shares in respect whereof the share election has been duly exercised and has not been revoked (the **"elected Limited Ordinary Shares"**), and in lieu thereof additional shares, but not any fraction of a share, shall be allotted to the holders of the elected Limited Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums for the time being standing to the credit of reserves including, without limitation, any share premium account or capital redemption reserve or profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of additional Limited Ordinary Shares to be allotted on that occasion on such basis and shall apply the same in paying up in full the appropriate number of unissued Limited Ordinary Shares for allotment and issue to and amongst the holders of the elected Limited Ordinary Shares on such basis.

133.6 The additional Limited Ordinary Shares so allotted and issued on any occasion shall rank *pari passu* in all respects with the fully-paid Limited Ordinary Shares of the same class then in issue save only as regards participation in the relevant dividend.

133.7 Article 132 shall apply, *mutatis mutandis*, to any capitalisation made pursuant to this Article.

133.8 No fraction of a Limited Ordinary Share shall be allotted. The Directors may, subject to the provisions of the Statutes and the JSE Listing Rules, make such provision as they think fit for any fractional entitlements including, without limitation, provision whereby, in whole or in part, the benefit thereof accrues to

the Company and/or fractional entitlements are accrued and/or retained and in either case accumulated on behalf of any ordinary shareholder.

133.9 The Directors may on any occasion determine that rights of election shall not be made available to any ordinary shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of rights of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

133.10 In relation to any particular proposed dividend the Directors may in their absolute discretion decide (i) that shareholders shall not be entitled to make any election in respect thereof and that any election previously made shall not extend to such dividend or (ii) at any time prior to the allotment of the Limited Ordinary Shares which would otherwise be allotted in lieu thereof, that all elections to take shares in lieu of such dividend shall be treated as not applying to that dividend, and if so the dividend shall be paid in cash as if no elections had been made in respect of it.

133.11 The Directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be appropriated to give effect to it after the basis of the allotment is determined.

134. **Dividend reinvestment**

The Directors may implement and maintain in accordance with such terms and conditions as the Directors may determine from time to time a share dividend reinvestment plan or plans for the benefit of the holders of Limited Ordinary Shares of the Company whereby such holders may invest the net cash amount due to them in respect of any dividend (or any part thereof) declared or paid on all or any Limited Ordinary Shares held by them in subscribing for unissued Limited Ordinary Shares in the capital of the Company payable in full or by instalments or in paying up in full or by instalments any unpaid or partly paid Limited Ordinary Shares held by them on the terms of any such plan or elect for any other option in respect of the whole or any part of any dividend on all or any Limited Ordinary Shares.

ACCOUNTS

135. Accounting records

Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

136. Copies of accounts for members

Item 36 of Schedule 10

A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company, including every document required by law to be comprised therein or attached or annexed thereto, shall not less than 21 days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles. Provided that this Article shall not require a copy of these documents to be sent to any member to whom a summary financial statement is sent in accordance with the Companies Act nor to more than one of joint holders nor to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office. To the extent permitted by Statute and agreed by the members, the documents referred to in this Article may be sent by electronic communication.

AUDITORS

137. Validity of Auditor's acts

Subject to the provisions of the Statutes, all acts done by any person acting as an auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

138. Auditor's right to attend General Meetings

An auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as auditor.

COMMUNICATIONS WITH MEMBERS

139. Service of notices

139.1 The Company may, subject to and in accordance with the Statutes and these Articles, send or supply all types of notices, documents or information to members by post to his registered address. If he has not notified an address, he shall be deemed to have waived his right to be served with notices.

139.2 The Company may, subject to and in accordance with the Companies Act and these Articles, send or supply all types of notices, documents or information to members by electronic means and/or including by making such notices, documents or information available on a website.

Items 39 & 40 of Schedule 10

139.3 Any notice, document or information (including a share certificate) which is sent or supplied by the Company in hard copy form, and which is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where first class mail is not employed, 48 hours) after the time it was posted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted.

139.4 Any notice, document or information which is sent or supplied by the Company by electronic means and/or by means of a website shall be deemed to have been received by the intended recipient at 9 a.m. on the day following that on which it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed.

139.5 The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

139.6 Subject to the Statutes but notwithstanding anything else in these Articles, a member or other person who would otherwise be entitled to receive any notice or other document, shall not be entitled to receive the relevant document if, on each of the two most recent occasions on which the relevant person shall have been sent any documents by the Company, the document shall have been returned undelivered to the Company unless, since the earliest of those three occasions, the relevant person shall have written to the Company at the Transfer Office either confirming the correctness of the relevant address shown in the Company's records or supplying a new address to which, in accordance with these presents, the documents are to be sent to him.

140. **Joint holders**

140.1 Anything which needs to be agreed or specified by the joint holders of a share shall for all purposes be taken to be agreed or specified by all the joint holders where it has been agreed or specified by the joint holder whose name stands first in the Register in respect of the share.

140.2 Any notice, document or information which is authorised or required to be sent or supplied to joint holders of a share may be sent or supplied to the joint holder whose name stands first in the Register in respect of the share, to the exclusion of the other joint holders. For such purpose, a joint holder having no registered address in South Africa and not having supplied an address within South Africa for the service of notices may, subject to the Companies Act, be disregarded.

141. **Deceased and insolvent members**

141.1 A person who claims to be entitled to a share in consequence of the death or insolvency of a member or otherwise by operation of law shall supply to the Company:

141.1.1 such evidence as the Directors may reasonably require to show his title to the share,

141.1.2 an address, within the United Kingdom or South Africa, at which notices may be sent or supplied to such person,

whereupon he shall be entitled to have sent or supplied to him at such address any notice, document or information to which the said member would have been entitled. Any notice, document or information so sent or supplied shall for all purposes be deemed to be duly sent or supplied to all persons interested (whether jointly with or as claiming through or under him) in the share.

141.2 Save as provided by Article 141.1, any notice, document or information sent or supplied to the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or insolvent or in liquidation, and whether or not the Company has notice of his death or insolvency or liquidation, be deemed to have been duly sent or supplied in respect of any share registered in the name of such member as sole or first-named joint holder.

142. Overseas members

Subject to the Companies Act, the Company shall not be required to send notices, documents or information to a member who, having no registered address within the South Africa or the United Kingdom, has not supplied to the Company an address within South Africa or the United Kingdom for the service of notices. Where a member who receives Ordinary Shares pursuant to the PLC Reduction of Capital has previously supplied to Anglo American plc an address within the United Kingdom or South Africa for the service of notices, the Company may (but shall not be required to) deem such notice to have been given to the Company for the purposes of Article 141.

143. Suspension of postal services

If at any time by reason of the suspension or curtailment of postal services within South Africa or the United Kingdom the Company is unable to give notice by post in hard copy form of a shareholders' meeting, such notice shall be deemed to have been given to all members entitled to receive such notice in hard copy form if such notice is advertised in at least one national newspaper in the country affected by such suspension or curtailment and such notice shall be deemed to have been given on the day when the advertisement appears. In any such case, the Company shall (i) make such notice available on its website from the date of such advertisement until the conclusion of the meeting or any adjournment thereof and

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(ii) send confirmatory copies of the notice by post to such members if at least seven days prior to the meeting the posting of notices to addresses throughout South Africa and the United Kingdom again becomes practicable.

144. **Signature of documents**

Where these Articles require a notice or other document to be signed or authenticated by a member or other person then any notice or other document sent or supplied in electronic form is sufficiently authenticated in such manner as may be approved by the Directors. The Directors may designate mechanisms for validating any such notice or document, and any such notice or document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

145. **Statutory provisions as to notices**

145.1 Nothing in the preceding Articles 139 to 144 shall affect any provisions of the Statutes that requires or permits any particular notice, document or information to be sent or supplied in any particular manner.

145.2 A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

WINDING-UP

146. **Directors' power to petition**

The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

147. **Distribution of assets *in specie***

Subject to Article 6.2, if the Company shall be liquidated, whether the liquidation is voluntary, under supervision, or by the Court, the liquidator may, with the authority of a special resolution, divide among the members *in specie* or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or

classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no member shall be compelled to accept any shares or other property in respect of which there is a liability.

DESTRUCTION OF DOCUMENTS

148. **Destruction of Documents**

Subject to compliance with the rules, as defined in the STRATE Regulations applicable to shares of the Company in uncertificated form, the Company shall be entitled to destroy all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof, all dividend mandates, variations or cancellations of dividend mandates, and notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof, all paid dividend warrants and cheques at any time after the expiration of one year from the date of actual payment, all instruments of proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of use and all instruments of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the instrument of proxy relates and at which no poll was demanded. It shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made, every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company provided always that:

148.1 the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim, regardless of the parties thereto, to which the document might be relevant;

148.2 nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article;

148.3 references herein to the destruction of any document include references to the disposal thereof in any manner.

INDEMNITY

149. **Indemnity**

149.1 Subject to the provisions of, and so far as may be permitted by and consistent with, the Statutes, every Director, Secretary and other Officer of the Company shall be indemnified by the Company out of its own funds against (a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company other than (i) any liability to the Company or any associated company (as defined in the Companies Act) and (ii) any liability of the kind referred to in the Companies Act; and (b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office. Where a Director, Secretary and other Officer is indemnified against any liability in accordance with this Article 148, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

149.2 Without prejudice to Article 149.1 above, the Directors shall have power to purchase and maintain insurance for or for the benefit of (i) any person who is or was at any time a Director, Secretary and other Officer of any Relevant Company (as defined in Article 149.3 below), or (ii) any person who is or was at any time a trustee of any pension fund or employees' share scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by or attaching to him in respect of any act or omission in the actual or

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purported execution and/or discharge of his duties and/or in the exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees' share scheme (and all costs, charges, losses, expenses and liabilities incurred by him in relation thereto).

149.3 For the purpose of Article 149.2 above **"Relevant Company"** shall mean the Company, any holding company of the Company or any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company, or any subsidiary undertaking of the Company or of such other body.

149.4 Subject to the provisions of and so far as may be permitted by the Companies Act, the Company (i) may provide a Director, Secretary and other Officer with funds to meet expenditure incurred or to be incurred by him in defending any criminal or civil proceedings or in connection with any application under the provisions mentioned in the Companies Act and (ii) may do anything to enable a Director, Secretary and other Officer to avoid incurring such expenditure, but so that the terms set out in the Companies Act shall apply to any such provision of funds or other things done.

INTERIM OVERRIDING PROVISIONS

150. Class Rights Actions and Joint Electorate Actions

150.1 Articles 64 and 65 shall not apply at any time prior to the Effective Time and, for the avoidance of doubt, no act of the Company, or resolution of or act done by any meeting of Directors or of any committee or sub-committee of the Directors or by any person acting as a Director or as a member of any such committee or sub-committee prior to the Effective Time shall be invalidated or otherwise affected by the provisions of Article 64 and 65 coming into effect on and from the Effective time.

150.2 Prior to the Effective Time, Article 66 shall not apply and the following provisions shall apply in its place:

[66.1]Subject to Article 53.4 and to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares:

(a)on a show of hands every member being an individual who is present in person, or, if a body corporate, represented, shall have one vote; and

(b)on a poll, every member who is present in person or by proxy, shall have one vote for each fully paid share of which he is the holder.

[66.2]A holder of the Limited Special Rights Share shall, by virtue of such holding, have the right to receive notice of any General Meeting and to attend and speak at a General Meeting only if a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of such holder or for the winding up of the Company, in which care they shall only be entitled to vote on such resolution.

150.3 Prior to the Effective Time, the quorum for the transaction of business at any General Meeting shall be one member present in person and Article 55 shall be construed accordingly.

151. **Shareholding Limits**

Article 72 shall not apply at any time prior to the Effective Time and, for the avoidance of doubt, no acquisition of Ordinary Shares or voting control over Ordinary Shares prior to the Effective Time shall be invalidated or otherwise affected by the provisions of Article 72 coming into effect on and from the Effective Time.

152. **Directors**

Notwithstanding any other provision of these Articles, prior to the Effective Time, for a person to be appointed a Director or to hold office as a Director, such person shall not be required to be appointed as a director of PLC or to hold office or continue to hold office as a director of PLC and no person who is a Director shall be required to vacate the office of a Director by reason of not being a director of PLC, but, for the avoidance of doubt, on and from the Effective Time, these Articles shall apply in full in accordance with their terms and unless a person shall, at or prior to the Effective Time, have been duly appointed as a director of PLC, his office as a Director shall be vacated with effect from the Effective Time.

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153. Powers and Obligations in relation to the DLC Agreements

Article 109 shall not apply prior to the Effective Time.

TABLE OF CONTENTS

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Regulatory Announcement

Go to market news section

Company	Mondi PLC
TIDM	
Headline	Proposed Demerger of Mondi Group from Anglo American plc
Released	11:00 01-Jun-07
Number	PRNUK-0106

Mondi plc

Proposed Demerger of Mondi Group from Anglo American plc

Introduction

Mondi Limited and Mondi plc, collectively the Mondi Group ('Mondi'), today announce the posting of their prospectus (the 'Prospectus') along with the Anglo American plc ('Anglo American') circular (the 'Circular') to Anglo American shareholders in relation to the Mondi demerger from Anglo American and the listing of the ordinary issued share capital on the JSE Limited ('JSE') and London Stock Exchange (the 'Demerger').

The Demerger will result in Mondi being held by way of a dual listed company structure ('DLC Structure'), comprising MLTD, a South African incorporated company holding Mondi's African assets, and MPLC, a UK incorporated company holding Mondi's non African assets.

If the Demerger becomes effective, holders of ordinary shares in Anglo American (the 'Anglo American Shareholders') will receive both ordinary shares in MLTD ('MLTD Ordinary Shares') and ordinary shares in MPLC ('MPLC Ordinary Shares') in proportion to their holdings of existing ordinary shares in Anglo American ('Existing Anglo American Ordinary Shares'), which they will continue to hold. Following the Demerger, Mondi and Anglo American will operate independently of each other as separately listed and publicly traded companies.

The Business of Mondi

Mondi is an integrated paper and packaging group with sales of Euro5,751 million in 2006. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper. In addition, it has merchant operations which focus on Austria and Emerging Europe and newsprint operations in South Africa, the United Kingdom and Russia.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. Furthermore, it has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products.

Mondi has production operations in 112 locations across 34 countries. Mondi averaged approximately 34,000 employees during 2006.

Background to and reasons for the Demerger

From its founding by the Anglo American group in South Africa in 1967, and its subsequent expansion into Europe during the 1990s, Mondi has grown to become a leading integrated paper and packaging group.

In October 2005, the Board of Directors of Anglo American announced that it had undertaken a major strategic review of its business that would lead to a rationalisation and simplification of its portfolio, with an increased focus on Anglo American's controlled mining businesses. Following this review, Anglo American announced in February 2006 its plans to list Mondi on the London Stock Exchange and, on 21 February 2007, it announced that approval in principle had been received from the regulatory authorities in South Africa to demerge Anglo American's interests in Mondi through a DLC Structure.

The Directors of Anglo American believe the proposed separation of Mondi from Anglo American reflects the different characteristics of Mondi's paper and packaging business and Anglo American's mining businesses. The Demerger will allow Anglo American and Mondi to pursue the independent strategies that best meet their respective long-term objectives. Additionally, the Demerger should ensure that the value of Mondi's business is more fully recognised by the market as investors are better able to assess its attributes. The Demerger will also enable Anglo American Shareholders to participate more directly in Mondi's future development should they choose to do so.

Summary of the Demerger and Anglo American Share Consolidation

A number of steps are required to give effect to the Demerger and the creation of the DLC Structure. Accordingly, the proposals of the Anglo American Board of Directors (the 'Proposals') involve:

* amendments to Anglo American's articles of association in order to allow the payment of a dividend in specie and to facilitate the Demerger and an Anglo American Ordinary Share consolidation;

* an Anglo American dividend in specie to effect the first stage of the Demerger, resulting in Anglo American Shareholders receiving MPLC Ordinary Shares (pro rata to their holdings in Anglo American and on a one for one basis);

* a MPLC reduction of capital reducing the nominal value of each MPLC Ordinary Share from Euro2.00 to Euro0.05 resulting in the transfer of MLTD Ordinary Shares to holders of MPLC Ordinary Shares (pro rata to their holdings in Anglo American and, in relation to their holdings in MPLC Ordinary Shares, on a one for ten basis);

* a share consolidation of the MPLC Ordinary Shares received by Anglo American Shareholders (on a one for four basis) thereby increasing the nominal value of each MPLC Ordinary Share from Euro0.05 to Euro0.20;

* the various agreements and structures establishing the DLC Structure coming into effect; and

* a share consolidation of Existing Anglo American Ordinary Shares to create new ordinary shares in Anglo American ('New Anglo American Ordinary Shares').

Assuming that the Proposals become effective, subject to rounding down of the fractional entitlements to New Anglo American Ordinary Shares, MLTD Ordinary Shares and MPLC Ordinary Shares, Anglo American Shareholders will receive for every 100 Existing Anglo American Ordinary Shares held:

i. 91 New Anglo American Ordinary Shares,

ii. 10 MLTD Ordinary Shares; and

iii. 25 MPLC Ordinary Shares.

Immediately following implementation of the Proposals, the aggregate number of issued MLTD Ordinary Shares and the aggregate number of issued MPLC Ordinary

Shares will be in the ratio of 2:5.

The individual entitlements of Anglo American Shareholders (other than South African shareholders holding dematerialised shares ('SA Dematerialised Shareholders')) will be calculated by reference to their holdings of Existing Anglo American Ordinary Shares on the Register at the Record Time, being 12.01 a.m. on Monday, 2 July 2007 and individual entitlements of SA Dematerialised Shareholders will be calculated by reference to their holdings at the JSE Record Time, being 5.00 p.m. (South African time) on Friday, 6 July 2007.

Key Features of the DLC Structure

The Mondi Group will be held by MLTD and MPLC, which will be separate entities with separate stock exchange listings. Anglo American Shareholders will receive shares in each of these entities upon implementation of the Demerger, and will have the ability (as will investors generally) to buy and sell shares in these companies independently. However, the agreements to which each of the holding companies will be party will effectively create a single economic group.

1. Separate entities and listings

The JSE has granted a primary listing to MLTD by way of an introduction of the entire issued ordinary share capital of MLTD, in the 'Basic Resources - Forestry and Paper', sector of the JSE List. The JSE has also granted a secondary listing by way of introduction of the entire issued ordinary share capital of MPLC in the 'Basic Resources - Forestry and Paper' sector of the JSE List. Application has been made to the FSA for the MPLC Ordinary Shares to be admitted to the Official List and to the London Stock Exchange and for all of the MPLC Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities.

2. Holdings of MLTD Ordinary Shares and MPLC Ordinary Shares

Following implementation of the DLC Structure, any ordinary share held in either MLTD or MPLC gives the holder an equivalent effective economic interest in Mondi (see below for details).

3. Unified boards and management

Mondi will operate as a single corporate group. As MLTD and MPLC will be separate corporate entities, they will each continue to have a board of directors, but the MLTD Board and MPLC Board will comprise the same directors. The MLTD Board and the MPLC Board will, in addition to their duties to the company concerned, have regard to the interests of both the holders of MLTD Ordinary Shares ('MLTD Shareholders') and holders of MPLC Ordinary Shares ('MPLC Shareholders') as if the two companies were a single economic enterprise.

4. Equivalent economic interests

Both MLTD Ordinary Shareholders and MPLC Ordinary Shareholders will have equivalent economic and voting interests in Mondi. The economic and voting interests represented by an ordinary share in one company relative to the economic and voting interests of an ordinary share in the other company will be determined by reference to a ratio known as the 'Equalisation Ratio'.

Following the Demerger, the economic and voting interests attached to each MLTD Ordinary Share and each MPLC Ordinary Share will be the same, on the basis that the initial Equalisation Ratio will be 1:1.

5. Voting arrangements

Under the terms of the DLC Agreements, the Articles of Association of MLTD and the Articles of Association of MPLC, special voting arrangements are in place

so that the shareholders of both companies effectively vote together as a single decision-making body on matters affecting the shareholders of each company in similar ways ('Joint Electorate Actions'). For so long as the Equalisation Ratio remains 1:1, each MLTD Ordinary Share will effectively have the same voting rights as each MPLC Ordinary Share on Joint Electorate Actions.

6. Cross guarantees

On implementation of the DLC Structure, MLTD and MPLC will each execute a Deed Poll Guarantee as a result of which it is anticipated that both MLTD and MPLC will share the same credit rating. Creditors of MLTD and MPLC entitled to the benefit of the Deed Poll Guarantees will, to the extent possible, be placed in the same position as if the relevant debts were owed by Mondi.

7. Restrictions on takeovers of one company only

The Articles of Association of MLTD and the Articles of Association of MPLC ensure that a person cannot gain control of one company without having made an equivalent offer to the shareholders of both companies on equivalent terms.

Dividend Policy

Following the Demerger, Mondi intends to pursue a dividend policy that reflects its strategy of disciplined and value creating investment and growth with the aim of offering its shareholders long term dividend growth. The Directors intend that the final and interim dividends will generally be paid in May and September in the approximate proportions of two-thirds (final dividend) and one-third (interim dividend). The Directors intend that Mondi will pay an interim dividend in September 2007, in the absence of unforeseen circumstances, with respect to the six-month period to 30 June 2007.

Mondi will target a dividend cover range of two to three times on average over the cycle, although the payout ratio in each year will vary in accordance with the business cycle and will be subject to Mondi having sufficient distributable reserves.

Debt Allocation

Mondi's financing requirements, to the extent not financed out of cash generated from operations, has historically been financed through a combination of equity and debt. Debt has been provided from bank loans made to Mondi and loans from Anglo American. On the date the Demerger becomes effective, Mondi expects to have net debt of approximately Euro1.5 billion, of which approximately Euro0.9 billion will be owed to existing external lenders to Mondi and the balanc will be owed under a new Euro1.55 billion banking facility. Mondi intends to refinance all of its existing debt to Anglo American at or shortly prior to completion of the Demerger out of the new multi-currency revolving credit facility.

MLTD and MPLC Boards of Directors

Name	Age	Nationality	Position
Sir John Parker	65	British	Joint Chairman (Non-executive director)
Cyril Ramaphosa	55	South African	Joint Chairman (Non-executive director)
David Hathorn	45	South African and Austrian	Chief Executive Officer (Executive director)
Paul Hollingworth	47	British	Chief Financial Officer (Executive director)

David Williams	61	British	Senior Independent Non-executive director
Colin Matthews	51	British and Canadian	Independent Non-executive director
Imogen Mkhize	45	South African	Independent Non-executive director
Anne Quinn	55	New Zealander and Irish	Independent Non-executive director

The business addresses of the directors listed above are 44 Main Street, Johannesburg 2001, South Africa in the case of MLTD and Building 1, Aviator Park, Station Road, Addlestone, Surrey KT15 2PG, United Kingdom in the case of MPLC.

Expected Mondi Group Ordinary Share Capital upon Admission

	Authorised		Expected maximum issued and fully paid or credited as fully paid	
	Number	Amount	Number	Amoun
MPLC ordinary shares of Euro0.20 each	3,084,508,780	Euro 616,901,756.00	369,627,980	Euro73,925
MLTD ordinary shares of R0.20 each	250,000,000	R50,000,000.00	147,851,192	R29,570,238.4

Expected Timetable

The notice convening an Extraordinary General Meeting of Anglo American for 4.00 p.m. (UK time) on Monday, 25 June 2007 at 20 Carlton House Terrace, London, United Kingdom SW1Y 5AN, is set out in the Circular. At that meeting, approval from the Anglo American Shareholders will be sought for the Demerger and related Proposals. This will be followed by a Court hearing at 10.00am on Monday 2, July 2007 to seek approval of the reduction of capital of MPLC. On Monday 2 July 2007, MLTD Ordinary Shares and MPLC Ordinary Shares will commence trading on the JSE on a conditional basis, and MPLC Ordinary Shares will commence trading on the London Stock Exchange on a conditional basis. It is expected that the Demerger will become effective and the shares in MLTD and MPLC will be admitted and commence unconditional trading on Tuesday, 3 July 2007.

Anglo American Shareholders on the Anglo American register of members at 12.01 a.m. on Monday, 2 July 2007 (other than SA Dematerialised Shareholders) will receive 2 MLTD Ordinary Shares and 5 MPLC Ordinary Shares for every 20 Existing Anglo American Ordinary Shares that they hold. The entitlements of SA Dematerialised Shareholders will be calculated by reference to their holdings of Existing Anglo American Ordinary Shares at 5.00 p.m. (South African time) on Friday, 6 July.

If the reduction of capital or Admission does not occur on Tuesday, 3 July 2007, all conditional dealings will be suspended. If it cannot be confirmed that the reduction of capital and Admission will become effective on Wednesday, 4 July 2007, all conditional dealings on Monday, 2 July 2007 will be of no effect. If the reduction of capital and Admission will not become effective by Friday, 6 July 2007, Anglo American will acquire all the MPLC Ordinary Shares and allot (by Monday, 9 July 2007) New Anglo American Ordinary Shares to the

MPLC Ordinary Shareholders instead.

Prospectus and Circular Distribution

Copies of the Prospectus and the Circular will be available on www.mondidemerger.com from Friday, 1 June 2007. Copies of the Prospectus may be obtained during normal business hours from Friday, 1 June 2007 until Tuesday, 3 July 2007, both days inclusive, at the following addresses:

* the registered office of MLTD, 44 Main Street, Johannesburg, 2001, South Africa;
* the registered office of MPLC, Building 1, Aviator Park, Station Road, Addlestone, Surrey KT15 2PG, United Kingdom;
* the offices of UBS South Africa (Proprietary) Limited, 64 Wierda Road East, Wierda Valley, Johannesburg, 2196, South Africa; and
* the offices of Anglo American plc, 20 Carlton House Terrace, London SW1Y 5AN, United Kingdom.

1 June 2007

Advisers

Joint sponsors to MPLC in the UK: Goldman Sachs International and UBS Limited

Sponsor to MLTD and MPLC on the JSE: UBS South Africa (Proprietary) Limited

Legal adviser to MPLC and MLTD as to English law: Linklaters LLP

Legal adviser to MPLC and MLTD as to South African law: Webber Wenzel Bowens

Legal Adviser to the joint sponsors as to English law: Allen & Overy LLP

Auditors and reporting accountants: Deloitte & Touche LLP

Notes to the Editors

1. Upon the Demerger becoming effective, the Mondi Group will be held by way of a dual listed company structure comprising MLTD and MPLC.
2. The JSE has granted a primary listing to MLTD by way of an introduction of the entire issued ordinary share capital of MLTD, in the 'Basic Resources - Forestry and Paper', sector of the JSE List. The JSE has also granted a secondary listing by way of introduction of the entire issued ordinary share capital of MPLC in the 'Basic Resources - Forestry and Paper' sector of the JSE List. Application has been made to the FSA for the MPLC Ordinary Shares to be admitted to the Official List and to the London Stock Exchange and for all of the MPLC Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. MPLC will be included in the 'Forestry and Paper' sector of the London Stock Exchange List. Unconditional dealings in MPLC Ordinary Shares on the London Stock Exchange are expected to commence at 8.00 a.m. (UK time) on Tuesday, 3 July 2007. Unconditional dealings in MLTD Ordinary Shares and MPLC Ordinary Shares on the JSE are expected to commence at 9.00 a.m. (South African time) on Tuesday, 3 July 2007.
3. The Demerger is conditional upon, amongst other things, the approval of resolutions by the Anglo American Shareholders at the Extraordinary General Meeting of Anglo American to be held at 4.00 p.m. on Monday, 25 June 2007, and the approval of the reduction of capital by the Court at the court hearing at 10.00 a.m. on Monday, 2 July 2007. (As mentioned in the Circular, another of the conditions is the giving of clearances by HM

Revenue and Customs. At the time of printing the Circular, the clearances already given on the basis of advanced proposals for the Demerger were in the process of being refreshed to reflect minor changes to the proposals. Updated clearances have now been obtained.)

The information in this summary should be read in conjunction with the full text of the Prospectus and Circular. Terms used in this press release but not defined herein have the meaning given to them in the Prospectus.

This press release has been issued by and is the sole responsibility of Mondi.

Goldman Sachs International which is regulated in the United Kingdom by the FSA, UBS Limited and UBS South Africa (Proprietary) Limited are acting exclusively for Anglo American and Mondi and no one else in connection with the proposed Demerger and Admission and will not be responsible to anyone else for providing the protections afforded to respective customers of Goldman Sachs International, UBS Limited and UBS South Africa (Proprietary) Limited or for providing advice in relation to the proposed Demerger and Admission or the contents of this announcement.

This press release does not comprise listing particulars or a prospectus relating to Mondi Limited, Mondi plc or Anglo American and does not constitute an offer or invitation to purchase or subscribe for any securities of Mondi or Anglo American and should not be relied on in connection with a decision to purchase or subscribe for any such securities. This press release does not constitute a recommendation regarding the securities of Mondi or Anglo American and has been issued in compliance with the Listings Requirements of the JSE.

This announcement does not constitute a recommendation concerning the Demerger, and should not be construed as legal, business, tax or investment advice. The value of shares can go down as well as up. Past performance is not a guide to future performance. Anglo American Shareholders should consult a professional adviser as to the suitability of the Demerger for the individual concerned.

None of the MPLC Ordinary Shares, the MLTD ordinary Shares or the Anglo American Ordinary Shares will be, or is required to be, registered under the US Securities Act of 1933, as amended. None of the MPLC Ordinary Shares, the MLTD Ordinary Shares or the Anglo American Ordinary Shares referred to in this announcement have been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States.

The financial information concerning Mondi or Anglo American contained in this announcement does not amount to statutory accounts within the meaning of Section 240 of the UK Companies Act 1985.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward looking statements.

The distribution of this document in jurisdictions other than the United Kingdom or the Republic of South Africa may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF

APPLICABLE LAW.

END

Close

CM15

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 18/06/2007

Our Reference: 16575812
Box: **89103**
Sequence: **9**

WEBBER WENTZEL BOWENS
Basket: WWB001

RE: Amendment to Company Information
Company Number: 1967/013038/06
Company Name: MONDI LIMITED

We have received a CM15 (Return of allotment of shares) from you dated 20/06/2006.

The CM15 was accepted and placed on file.

Yours truly
Registrar of Companies
DMU

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

CM15

Certificate issued by the Registrar of Companies & Close Corporations on Monday, June 18, 2007 03:41
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**1967 / 013038 / 06**
Enterprise Name	**MONDI LIMITED**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**11/12/1967**
Business Start Date	**11/12/1967**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**December**
Main Business/Main Object	**WHOLESALE AND RETAIL TRADE; REPAIR OF MOTOR VEHICLES, MOTOR CYCLES AND PERSONAL AND HOUSEHOLD GOODS; HOTELS AND RESTAURANTS**
Postal address	**P O BOX 61101 MARSHALLTOWN 2107**
Address of registered office	**44 MAIN STREET JOHANNESBURG 2001**

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM15

Certificate issued by the Registrar of Companies & Close Corporations on Monday, June 18, 2007 03:41
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**1967 / 013038 / 06**
Enterprise Name	**MONDI LIMITED**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6** **GALLO MANOR** **2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
MATTEWS, COLIN STEPHEN	570804	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BRAE COTTAGE BUTE AVENUE, RICHMOND SURREY, 27 AX
PARKER, SIR JOHN	420804	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: KEMENDINE COURT WOOD, NEWTOWN FERRERS, DEVON, PL 8 IBW
MKHIZE, IMOGEN NONHLANHLA	6305160715089	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 6 KERHODE PLACE, DURBAN NORTH, 4051
WILLIAMS, DAVID MICHAEL	470601	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BUNZL PLC 110 PARK STREET, LONDON, WIK 6NX
QUINN, ANNE CECILE	510407	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 31 CAPITAL WHARF, 50 WAPPING HIGH STREET, LONDON, E1W 1LY
RAMAPHOSA, CYRIL MATAMELA	5511175681087	Director	03/12/2004	Postal: SUITE 167 PRIVATE BAG X9924, SANDTON, 2146 Residential: 29 TEESDALE, HYDE PARK, JOHANNESBURG, 2196
HOLLINGWORTH, PAUL ROBERT	600404	Director	23/05/2007	Postal: 20 CARLTON HOUSE TERRACE, LONDON, UK, SW1Y SAN Residential: 91 WEST HILLROAD LONDON, UK, SW18 ILE

CM15

Certificate issued by the Registrar of Companies & Close Corporations on Monday, June 18, 2007 03:41

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
LAUBSCHER, PHILIP ALBERT	5511185026086	Company Secretary (Natural Person)	23/01/2001	Postal: P O BOX 61587, MARSHALLTOWN, 2107 Residential: 67 TANA ROAD, SUNNINGHILL, 2157
HATHORN, DAVID ANDREW	6205215098004	Director	07/05/1997	Postal: P O BOX 61101, MARSHALLTOWN, 2107 Residential: 17B SPRINGHILL ROAD, RIVERCLUB, 2149

WWB
779739/1/MARGIP - MONDI Form CM15
15/5/2007

WWB001

COPY

Form CM15

REPUBIC OF SOUTH AFRICA
COMPANIES ACT, 1973
RETURN OF ALLOTMENT OF SHARES
[Section 93(3)]

Registration No. of company
1967/013038/06

Name of company MONDI LIMITED (formerly Mondi South Africa Limited)

1. Date of allotment of shares 20 JUNE 2006

~~2. Authorised capital of company~~

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		544 143 125	ORDINARY	0,01	5 441 431,25
		116 667	"C" RED CUM PREF	0,01	1 166,67
		100 000	"K" RED CUM PREF	0,01	1 000,00
Total		Total 544 359 792		Total	R 5 443 597,92

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
		7	ORD	1,00	7,00
Total		Total 7		Total	R 7,00

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
17 MAY 2007
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 20 JUNE 2006

Name of company MONDI LIMITED (formerly Mondi South Africa Limited)

Postal address TO BE COLLECTED

WWB001

WWB001

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum:

No par value				Par value			
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
				213 402 519	ORD	0,01	2 134 025,19
				4 000 000	ORD	0,01	40 000,00
Total		R		217 402 519			R 2 174 025,19

Summary of issued capital prior to allotment:

Amount of issued paid-up capital .... R 2 174 025,19

Stated capital .... R 0,00

Premium account .... R 1 568 714 025,00

Total issued capital .... R 1 570 888 050,19

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 17 MAY 2007 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up premium, if any
				100 000 000	ORD	0,01	25,99	2 600 000 000,00
Total		R	R	Total 100 000 000			Total	R 2 600 000 000,00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
Total		R	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issued price per share R	Stated capital R	Number of shares	Class of shares	Nominal amount of each share R	Premium on each share R	Total premium account R	Total amount of paid-up capital excluding premium R
				213 402 519	ORD	0,01	[illegible]	1 488 754 025,00	2 134 025,19
				4 000 000	ORD	0,01	19,99	79 960 000,00	40 000,00
				100 000 000	ORD	0,01	25,99	2 599 000 000,00	1 000 000,00
Total		Total	R	Total317 402 519			Total	R4 167 714 025,00	R3 174 025,19

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital	R 3 174 025,19
Stated capital	R 0,00
Premium account	R 4 167 714 025,00
Total issued capital	R 4 170 888 050,19

Certified correct

Date 16 May 2007 Signature

Director/~~Manager/Secretary~~

Rubber stamp of company, if any, or of secretaries.

33,000 Employees.
113 Operations.
35 Countries.
One Mondi.



Mondi Group
Half-Yearly Report 2007

mondi



Financial summary

Highlights

Group revenue up 7% at €3.1 billion.

EBITDA up 23% at €421 million.

Underlying operating profit up 46% at €243 million driven by an improved operating performance across the Group, significant pick up in the trading environment in Mondi Packaging and a major turnaround in the South African operations within Mondi Business Paper.

Successful listing of Mondi Group on the JSE and LSE on 3 July 2007 completes the demerger from Anglo American plc.

€ million, except for percentages and per share measures	**Six months June 2007**	Six months June 2006	Half year change %
Group revenue	**3,052**	2,857	+7
EBITDA[1]	**421**	343	+23
Underlying operating profit[2]	**243**	166	+46
Underlying profit before tax[3]	**203**	125	+62
Reported profit before tax	**250**	64	
Basic pro forma earnings per share (€ cents per share)[4]	**31.9**	2.7	
Underlying pro forma earnings per share (€ cents per share)[4,5]	**22.6**	11.9	+90
Headline pro forma earnings per share (€ cents per share)[4,5]	**17.3**	12.1	+43
Interim dividend per share (€ cents per share)	**7.3**	N/A	N/A
Cash inflow from operations	**356**	229	+55
Group ROCE[6]	**10.0%**	8.2%	+22

Notes:

1 EBITDA is operating profit of subsidiaries and joint ventures before special items, depreciation and amortisation.

2 Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.

3 Underlying profit before tax is reported profit before tax before special items.

4 The calculation of basic earnings, underlying earnings and headline earnings per share has been based on the actual number of shares issued on Admission to the Johannesburg and London stock exchanges of 514,137,127 shares.

5 The Group has presented underlying earnings per share to exclude the impact of special items, in order to present an additional comparison for the periods shown in the combined condensed and consolidated income statement, and headline earnings per share to exclude the impact of special items apart from demerger costs that have been reflected as special items.

6 Group return on capital employed (ROCE) is an annualised measure based on underlying operating profit plus share of associates net earnings divided by average trading capital employed.

Introduction

"I am very pleased that Mondi's first set of results as an independent Group shows a substantial recovery in operating profits and reflects an improved operating performance and trading environment across all business areas.

In the second half we expect to see continued pressure from rising input costs and weakness of the US dollar. However, the positive trends in Mondi's key business segments are expected to continue and the Board is confident of achieving good progress for the year as a whole."

David Hathorn
Mondi Group Chief Executive



Welcome to Mondi's first Half-Yearly Report, following the completion of our demerger from Anglo American plc in July.

Mondi's vision as an independent Group is to be the best performing paper and packaging business in the world – achieving the best returns for our shareholders, satisfying our customers, operating sustainably and engaging with our employees and the communities we serve.

Our strategy will continue to be to increase the value of our business through profitable growth, with a strong focus on emerging economies, including our existing positions in South Africa and Central and Eastern Europe, including Russia.

Mondi has a "Dual Listed Company" structure, with primary listings in Johannesburg and London. We have two holding companies, Mondi Limited and Mondi plc, but we are very much one Mondi. Shareholders in each company have equivalent economic and voting interests and we are one business, with the same Board members and management team.

I am very pleased that Mondi's first set of results as an independent Group shows a substantial recovery in operating profits and reflects an improved operating performance and trading environment across all business areas.

I look forward to continuing to report to you on our progress.

Group performance overview

The Group experienced a substantial improvement in operating performance in the first half of 2007, with underlying operating profit of €243 million up €77 million or 46% on the first half of 2006. We saw an improved operating performance across the Group and a significant pick up in the trading environment in Mondi Packaging, with price increases achieved across all major paper grades.

Mondi Business Paper also benefited from the improved operability of the PM31 paper machine in Merebank, South Africa, as well as modest increases in uncoated woodfree paper pricing. These positive developments were partially offset by significant inflation in fibre costs (wood, pulp and recycled fibre) as a result of strong Chinese fibre demand and alternative uses for wood in Europe.

Mondi Packaging's underlying operating profit increased by €48 million, up 49%, with the Corrugated Business benefiting from higher containerboard prices, coupled with some improvement in the converting operations and better performances in both the Bag and Flexibles Businesses. Mondi Business Paper's underlying operating profit increased by €34 million, or 74%, principally because of a significant turnaround in the South Africa operations. This was due to a restructuring of the business resulting in the improved operating performance of the PM31 paper machine in Merebank following the rebuild in 2005 and cost reductions throughout the business.

Mondi Packaging South Africa's underlying operating profit was in line with the prior year (rand exchange rate adversely impacted translation of results into euros), but was up 25% in local currency on the back of improved pricing and demand. Corporate costs were higher as a result of establishing Mondi's own corporate presence through the demerger from Anglo American plc.

Underlying operating margin was 8.0% (2006: 5.8%) reflecting the good operating performance and improvement in pricing, which was partially offset by input cost pressures. The Group achieved €73 million in cost savings and profit improvement initiatives in the first half of 2007, partly compensating for higher fibre and other input costs. The improved operating performance and lower capital employed in the current period meant that the Group's return on average capital employed to June 2007 was 10.0% versus 8.2% in the prior year.

Underlying pro forma earnings per share, calculated based on the combined number of ordinary shares for Mondi Limited and Mondi plc in issue on Admission to the Johannesburg and London stock exchanges for the period, were 22.6 euro cents per share, up 90% on the first half of 2006. The Group will pay a maiden interim dividend of 7.3 euro cents per share.

Mondi Packaging

€ million	**Six months June 2007**	Six months June 2006	Half year change %
Segment revenue	**1,736**	1,550	+12
– of which inter-segment revenue	**19**	23	
EBITDA	**237**	191	+24
Underlying operating profit	**146**	98	+49
Corrugated Business	**66**	39	+69
Bag Business	**64**	49	+31
Flexibles Business	**16**	10	+60
Capital expenditure	**60**	106	-43
Net segment assets	**2,551**	2,412	+6
Return on net segment assets (%)[7]	**11.0%**	9.0%	+22

Notes:

7 Return on net segment assets is an annualised measure based on underlying operating profit divided by average net segment assets.

Mondi Packaging results benefited from record production, ongoing productivity and efficiency gains, an improved trading environment and the restructuring actions taken in 2006. This was mitigated by increased wood and recycled paper costs which were up 27% and 26% respectively on the comparable period.

Within the Corrugated Business, the positive containerboard price trends and demand growth which were seen in 2006 have continued into 2007. Kraftliner prices were almost flat compared to the end of 2006, but up by some 15%[1] compared to the first half of 2006 with white top kraftliner up 4%[1]. Corrugated box prices increased, reflecting the passing on of containerboard price increases; however, profit margins remain at an unsatisfactory level and further box price increases are required. The increase in profits was supported by the restructuring of the downstream corrugated packaging operations in 2006.

The Bag Business recorded improved kraft paper prices and volumes and is further benefiting from the acquisition of Stambolijski in the second half of 2006. The Bag Business downstream converting operations also saw a strong improvement in demand in the first half, mainly from the construction industry, leading to an unusually high sales volume increase of 4%.

Improvement in the Flexibles Businesses was mainly driven by price increases and efficiency enhancements and also includes the benefit from acquisitions made in the second half of 2006.

Mondi Packaging delivered €33 million of profit improvements and cost savings in the period.

A record packaging paper production output was achieved (production volumes up 5%) with 5 out of 13 paper mills achieving new production records in the period. In addition, the Swiecie mill successfully completed the major rebuild of PM1.

During the period, the 40% associate equity stake in Bischof + Klein GmbH was disposed of for €57 million, resulting in a profit on sale of €19 million. In addition, to avoid a mandatory offer for the minority interests in Mondi Packaging Paper Swiecie S.A. following Mondi's demerger from Anglo American plc, a 5.3% stake in Swiecie was disposed of for €66 million, resulting in a profit on sale of €57 million (Mondi's ownership post disposal is 66%).

On 6 July 2007 Mondi Packaging announced the acquisition of 53.56% of Tire Kutsan, a Turkish corrugated packaging company, and 100% of the Austrian based Unterland flexible packaging operations, both subject to regulatory approval. The debt free enterprise valuation of these acquisitions is €190 million and €74 million respectively. Both these acquisitions are exciting additions to the Mondi Group and strengthen our packaging division in two of its key segments of corrugated and flexibles.

Finalisation of the level of available support from the Polish authorities for the approved €350 million 470,000 tonne lightweight recycled containerboard machine and new 250 million m^2 per annum corrugated box plant at the Mondi Packaging Paper Swiecie S.A. mill in Poland is progressing well. The completion date is estimated to be mid to late 2009.

1. Source FOEX: PIX Packaging Europe Index History

Mondi Business Paper

€ million	Six months June 2007	Six months June 2006	Half year change %
Segment revenue	**966**	958	+1
– of which inter-segment revenue	**86**	75	
EBITDA	**149**	114	+31
Underlying operating profit	**80**	46	+74
Capital expenditure	**52**	84	-38
Net segment assets	**2,180**	2,157	+1
Return on net segment assets (%)[7]	**6.4%**	5.0%	+28

Notes:

7 Return in net segment assets is an annualised measure based on underlying operating profit divided by average net segment assets.

The increase in underlying operating profit was largely driven by the significant improvement in the South African operations. The operational difficulties experienced in the first half of 2006, following the 2005 rebuild of PM31 in Merebank, have now largely been addressed. The overall restructuring of the South African operations is progressing well.

Uncoated woodfree production was 7.2% higher (continuing operations) than the first half of 2006, supported by good performances at our Slovakian and Russian mills. Total pulp production was up 10%, with the Richards Bay RB720 pulp line operating at improved rates following commissioning in 2005.

The average uncoated woodfree paper price improvements of 5-6% since the beginning of the year were mostly offset by higher pulp input costs at the non-integrated mills and higher purchased wood costs. The overall fibre cost increase has been mitigated by our own low cost wood resources in South Africa and Russia. Cost savings and profit improvement initiatives contributed €37 million during the period.

Further increases in paper prices are required for returns to reach acceptable levels. Whilst industry mill operating rates have improved to over 90% (but traditionally soften as we move into the European summer) we do expect to see further improvement in operating rates post the European summer, helped by some industry plant closure announcements and the normal post-summer pick up in demand.

Mondi Business Paper will be taking usual downtime in the second half for planned maintenance shuts at its major mills. In addition, the headbox at the PM31 paper machine will be further modified to ensure optimum performance, a process which is scheduled to take up to 3 weeks. This will in total result in a capacity reduction of 35,000 tonnes in the second half.

Mondi Business Paper is making good progress in obtaining the necessary operating permits and agreement of governmental support for the approved €525 million modernisation and expansion at the Syktyvkar mill in Russia. Planning for the project is progressing well with completion expected by mid 2010.

Mondi Packaging South Africa

€ million	Six months June 2007	Six months June 2006	Half year change %
Segment revenue	**173**	185	-6
– of which inter-segment revenue	**17**	13	
EBITDA	**21**	21	—
Underlying operating profit	**15**	15	—
Capital expenditure	**14**	16	-13
Net segment assets	**208**	202	+3
Return on net segment assets (%)[7]	**17.1%**	19.1%	-10

Notes:
7 Return in net segment assets is an annualised measure based on underlying operating profit divided by average net segment assets.

Demand across all business segments has been strong, largely due to an increase in local consumption and a good agricultural season. Underlying operating profit was 25% higher in local currency versus the first half of 2006, also benefiting from a good operational performance. However, as a result of the significantly weaker rand exchange rate, this improved result is flat year-on-year on translation into euro.

The Springs mill optimisation project, costing €12 million, is on track for commissioning in August 2007. The Felixton optimisation project, costing €25 million, which is due for commissioning in March 2008, is progressing well and will, when complete, enable Felixton to produce lighter weight paper and increase production by 50,000 tonnes of fluting.

Regulatory approval was received on 4 July 2007 for the €100 million acquisition of Lenco, a rigid plastics business. Lenco will be consolidated from the beginning of the second half of 2007.

Merchant and Newsprint businesses

€ million	Six months June 2007	Six months June 2006	Half year change %
Segment revenue	**286**	260	+10
– of which inter-segment revenue	**1**	—	
EBITDA	**27**	22	+23
Underlying operating profit	**16**	12	+33
Capital expenditure	**8**	2	+300
Net segment assets	**284**	251	+13
Return on net segment assets (%)[7]	**12.3%**	7.7%	+60

Notes:
7 Return in net segment assets is an annualised measure based on underlying operating profit divided by average net segment assets.

Merchant and Newsprint underlying operating profit at €16 million is up 33% on the first half of 2006. This is due to improved pricing and volumes at Europapier and improved prices and lower input costs at Aylesford. Mondi Shanduka Newsprint underlying profit was higher in local currency but lower in euros as a result of the weaker rand.

Corporate and other businesses

Corporate costs were €9 million higher than in the first half of 2006 due to Mondi establishing itself as an independent business, with certain functions previously performed by Anglo American plc now being resourced by the Mondi Group.

Supplementary Group financials

Operating special items

The pre-tax charge of €8 million is fully described in note 4 to the accounts and is mainly made up of an asset impairment and charges relating to retention arrangements.

Net profit on disposals

Net profit on disposal includes the sale of Bischof + Klein GmbH (€19 million profit), the sale of a 5.3% stake in Mondi Packaging Paper Swiecie S.A. (€57 million profit), and the sale of various Corrugating converting operations (€8 million profit). These have been separately identified given their materiality. The Corrugated converting operations, which were held for sale at the end of 2006, were disposed of as part of a restructuring programme to improve the Corrugated results.

Special finance charges

As part of the demerger from Anglo American plc, certain long term loans in South Africa were closed out at a cost of €29 million, representing largely the interest foregone on the settlement of the loans. Given the materiality of this amount, the Board believe that it is more appropriate to disclose this separately on the income statement.

Net finance costs

Net finance costs of €42 million, before special financing items, are €3 million lower than 2006 (€45 million) following the debt restructuring in South Africa with Anglo American plc. It should be noted that, going forward, finance costs will reflect Mondi's new capital structure.

Taxation

The effective tax rate at 30% was 3.6% lower than in 2006 due to the higher level of non deductible expenditure in 2006 and fewer prior year adjustments.

Minority interests

Minority interests were €4 million higher than the first half of 2006 with higher earnings at the main non-wholly owned subsidiaries of Mondi Packaging Paper Swiecie S.A. and Mondi Business Paper (Ruzomberok) partly offset by the benefit in 2006 of higher income on green energy credits and CO_2 emission sales at both Swiecie and Ruzomberok.

Underlying pro forma earnings per share

Underlying pro forma earnings per share have been calculated based on the number of ordinary shares in issue on Admission to the Johannesburg and London stock exchanges on 3 July 2007. The potential dilutive impact of the share schemes' awards coming into effect on or after 3 July 2007 will only be assessed in the Group's 2007 annual financial statements.

On a pro forma basis, underlying earnings per share were up 90% following the improved operating result.

Interim dividend

A maiden interim dividend of 7.3 euro cents per share will be paid on 17 September 2007 to those shareholders on the register of Mondi plc on 31 August 2007.

An equivalent interim dividend will be paid in South African rand on 17 September 2007 to shareholders on the register of Mondi Limited on 31 August 2007. Holders of Mondi Limited Depositary Interests who hold their interests through the Lloyds TSB Registrars Corporate Nominee will receive their dividend in UK sterling on 25 September 2007.

The Board intend that the final and interim dividends will be paid in approximate proportions of two thirds (final) and one third (interim).

Cash flow and borrowings

Cash inflows from operations of €356 million were €127 million up on the comparable period, benefiting from improved trading and tighter control of working capital. Capital expenditure in the period of €139 million was €39 million lower than depreciation. Capital expenditure is expected to increase in the second half as several capital projects are scheduled to take place, when a number of the large paper mills take maintenance downtime during the second half.

Mondi has now entered into new borrowing facilities and repaid the intercompany debt owed to its former parent Anglo American plc. As at 30 June 2007, Mondi had committed debt facilities of €2,648 million (at an average maturity of 3.7 years) of which €1,473 million was undrawn.

Current year outlook

In the second half we expect to see continued pressure from rising input costs and weakness of the US dollar. However the positive trends in Mondi's key business segments are expected to continue and the Board is confident of achieving good progress for the year as a whole.

Independent review report to Mondi Limited

Introduction

We have been instructed by the company to review the financial information of the Mondi Group for the six months ended 30 June 2007 which comprises a combined condensed consolidated income statement, a combined condensed consolidated balance sheet, a combined condensed consolidated cash flow statement, a combined consolidated statement of total recognised income and expense and notes 1 to 16. We have read the other information contained in the half-yearly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The half-yearly report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly report in accordance with the basis of preparation set out in Note 1, the JSE Listing Requirements and the requirements of IAS 34 which require that the accounting policies and presentation applied to the half-yearly figures are consistent with those applied in preparing the preceding audited financial information except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in International Standards on Review Engagements 2410 – "Review of Interim Financial Information performed by Independent Auditors of the Entity" issued by the IASB. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche
Per C Sagar
Partner
1 August 2007

Note:
A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Independent review report to Mondi plc

Introduction

We have been instructed by the company to review the financial information of the Mondi Group for the six months ended 30 June 2007 which comprises a combined condensed consolidated income statement, a combined condensed consolidated balance sheet, a combined condensed consolidated cash flow statement, a combined consolidated statement of total recognised income and expense and notes 1 to 16. We have read the other information contained in the half-yearly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly report in accordance with the basis of preparation set out in Note 1, the Listing Rules of the Financial Services Authority and the requirements of IAS 34 which require that the accounting policies and presentation applied to the half-yearly figures are consistent with those applied in preparing the preceding audited financial information except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche LLP
Chartered Accountants
London
1 August 2007

Notes:
A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

Combined condensed consolidated income statement For the six months ended 30 June 2007

€ million	Note	Reviewed Six months ended 30 June 2007 Before special items	Special items (note 4)		Reviewed Six months ended 30 June 2006 Before special items	Special items (note 4)		Audited Year ended 31 December 2006 Before special items	Special items (note 4)	
Group revenue	3	3,052	—	**3,052**	2,857	—	**2,857**	5,751	—	**5,751**
Materials, energy and consumables used		(1,577)	—	**(1,577)**	(1,458)	—	**(1,458)**	(2,960)	—	**(2,960)**
Variable selling expenses		(280)	—	**(280)**	(278)	—	**(278)**	(558)	—	**(558)**
Gross margin		1,195	—	**1,195**	1,121	—	**1,121**	2,233	—	**2,233**
Maintenance and other indirect expenses		(130)	—	**(130)**	(134)	—	**(134)**	(287)	—	**(287)**
Personnel costs		(446)	—	**(446)**	(447)	—	**(447)**	(874)	—	**(874)**
Other net operating expenses		(198)	(8)	**(206)**	(197)	(57)	**(254)**	(346)	(78)	**(424)**
Depreciation and amortisation		(178)	—	**(178)**	(177)	—	**(177)**	(349)	—	**(349)**
Operating profit/(loss) from subsidiaries and joint ventures	3	243	(8)	**235**	166	(57)	**109**	377	(78)	**299**
Net profit/(loss) on disposals	4	—	84	**84**	—	(4)	**(4)**	—	(4)	**(4)**
Net income from associates	3	2	—	**2**	4	—	**4**	5	—	**5**
Total profit/(loss) from operations and associates		245	76	**321**	170	(61)	**109**	382	(82)	**300**
Investment income		21	—	**21**	35	—	**35**	70	—	**70**
Interest expense		(63)	(29)	**(92)**	(80)	—	**(80)**	(147)	—	**(147)**
Net finance costs	5	(42)	(29)	**(71)**	(45)	—	**(45)**	(77)	—	**(77)**
Profit/(loss) before tax		203	47	**250**	125	(61)	**64**	305	(82)	**223**
Taxation (charge)/credit	6	(61)	1	**(60)**	(42)	14	**(28)**	(115)	21	**(94)**
Profit/(loss) for the financial period		142	48	**190**	83	(47)	**36**	190	(61)	**129**
Attributable to:										
Minority interests		26	—	**26**	22	—	**22**	51	—	**51**
Shareholders of the parent company		116	48	**164**	61	(47)	**14**	139	(61)	**78**
Pro forma earnings per share (EPS) for profit attributable to equity holders										
Basic EPS (€ cents)	7			**31.9**			**2.7**			**15.2**
Headline EPS (€ cents)	7			**17.3**			**12.1**			**28.2**
Underlying EPS (€ cents)	7			**22.6**			**11.9**			**27.0**

Combined condensed consolidated balance sheet
As at 30 June 2007

€ million	Note	Reviewed As at 30 June 2007	Reviewed As at 30 June 2006	Audited As at 31 December 2006
Intangible assets		381	366	381
Property, plant and equipment		3,594	3,534	3,659
Forestry assets		220	215	221
Investments in associates		7	42	7
Financial asset investments		25	48	39
Deferred tax assets		40	35	35
Retirement benefit surplus		25	1	35
Total non-current assets		**4,292**	**4,241**	**4,377**
Inventories		710	657	656
Trade and other receivables		1,355	1,257	1,268
Current tax assets		33	19	34
Cash and cash equivalents	9	176	421	415
Other current financial assets (derivatives)		7	15	11
Total current assets		**2,281**	**2,369**	**2,384**
Assets held for sale		2	20	106
Total assets		**6,575**	**6,630**	**6,867**
Short-term borrowings	9	(311)	(1,167)	(1,238)
Trade and other payables		(1,016)	(961)	(935)
Current tax liabilities		(87)	(24)	(71)
Provisions		(9)	(3)	(8)
Other current financial liabilities (derivatives)		(2)	(3)	(2)
Total current liabilities		**(1,425)**	**(2,158)**	**(2,254)**
Medium and long-term borrowings	9	(1,200)	(672)	(656)
Retirement benefit obligations		(212)	(229)	(220)
Deferred tax liabilities		(322)	(309)	(325)
Provisions		(42)	(50)	(40)
Other non-current liabilities		(15)	(14)	(16)
Total non-current liabilities		**(1,791)**	**(1,274)**	**(1,257)**
Liabilities directly associated with assets classified as held for sale		—	—	(39)
Total liabilities		**(3,216)**	**(3,432)**	**(3,550)**
Net assets		**3,359**	**3,198**	**3,317**
Equity				
Equity attributable to equity holders		3,007	2,913	2,986
Minority interests		352	285	331
Total equity		**3,359**	**3,198**	**3,317**
Pro forma net asset value per share (€ per share)		6.53	6.22	6.45

Combined condensed consolidated cash flow statement
For the six months ended 30 June 2007

€m	Note	Reviewed Six months ended 30 June 2007	Reviewed Six months ended 30 June 2006	Audited Year ended 31 December 2006
Cash inflows from operations		**356**	**229**	**657**
Dividends from associates		1	1	1
Dividends from financial investments		—	—	1
Income tax paid		(40)	(34)	(71)
Net cash inflows from operating activities		**317**	**196**	**588**
Cash flows from investing activities				
Acquisition of subsidiaries, associates and joint ventures, net of cash and cash equivalents		(7)	(68)	(113)
Investment in associates		—	—	(2)
Disposal of subsidiaries, associates and joint ventures, net of cash and cash equivalents		157	29	34
Purchases of property, plant and equipment	10	(139)	(209)	(460)
Proceeds from the disposal of property, plant and equipment		4	9	16
Investment in forestry assets		(19)	(26)	(50)
Purchases of financial/fixed asset investments		—	(1)	(1)
Purchase of intangible assets		(2)	—	(6)
Proceeds from the sale of financial/fixed asset investments		—	1	3
Loan repayments from related parties		11	14	9
Interest received		9	22	51
Other investing activities		(1)	(7)	(5)
Net cash generated from/(used in) investing activities		**13**	**(236)**	**(524)**
Cash flows from financing activities				
Repayment of short-term borrowings		(889)	(393)	(355)
Proceeds from medium and long-term borrowings		548	24	70
Interest paid		(88)	(77)	(130)
Dividends paid to minority investments		(21)	(29)	(38)
Dividends paid to Anglo American group companies		(202)	(22)	(75)
Proceeds from current asset investments		—	(1)	—
Increase in invested capital		105	294	289
Other financing activities		5	6	5
Net cash used in financing activities		**(542)**	**(198)**	**(234)**
Net decrease in cash and cash equivalents[1]		**(212)**	**(238)**	**(170)**
Cash and cash equivalents[1] at start of period		358	574	574
Cash movements in the period		(212)	(238)	(170)
Reclassifications		(3)	—	(3)
Effects of changes in foreign exchange rates		(7)	(37)	(43)
Cash and cash equivalents[1] at end of period		**136**	**299**	**358**

Note:
1 Includes overdrafts and cash balances in disposal groups.

Combined consolidated statement of recognised income and expense For the six months ended 30 June 2007

€ million	Reviewed Six months ended 30 June 2007	Reviewed Six months ended 30 June 2006	Audited Year ended 31 December 2006
(Loss)/gain on cash flow hedges	(6)	12	8
Actuarial (losses)/gains on post-retirement benefit schemes	(8)	5	60
Related deferred tax credit/(charge)	3	(4)	(21)
Exchange losses on translation of foreign operations	(35)	(179)	(137)
Other movements	2	(5)	3
Net expense recognised directly in reserves	**(44)**	**(171)**	**(87)**
Profit for the period	190	36	129
Total recognised income and expense for the year	**146**	**(135)**	**42**
Attributable to:			
Minority interests	32	10	65
Shareholders of the parent company	114	(145)	(23)

Notes to the financial information

1 Basis of preparation

The combined condensed half-yearly financial information for the six months ended 30 June 2007 presents the financial record of those businesses held by Mondi Limited and Mondi plc at the date of Admission of their shares on the JSE Limited ("JSE") and the London Stock Exchange ("LSE") respectively. The combined condensed half-yearly financial information therefore comprises an aggregation of amounts included in the financial statements of Mondi entities and former Anglo American entities (together "the Group").

During the period and the prior periods presented, the Group did not form a separate legal group and therefore it is not meaningful to show the share capital or an analysis of reserves within the combined condensed half-yearly financial information, although the non-adjusting effects of the dual listing are analysed as part of a review of post balance sheet events. Instead the "Equity attributable to equity holders" is presented, which represents the aggregated share capital, share premiums and reserves of the Group's entities, and debtor and creditor balances between Anglo American and the Group, which are considered to be equity funding in nature. Any interest accruing on such balances is classified as a "dividend in specie" and recorded separately through reserves, not through the income statement.

The combined condensed half-yearly financial statements for the six months ended 30 June 2007, which were approved by the Board on 1 August 2007, do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 of the United Kingdom. This half-yearly financial information has been prepared in accordance with IAS 34, 'Interim Financial Reporting' and should be read in conjunction with the financial information for the year ended 31 December 2006 included within Part VIII: "Financial information", of the Prospectus dated 1 June 2007.

2 Accounting policies

The same accounting policies, presentation and measurement principles have been followed in the condensed set of half-yearly financial statements as applied in the Group's audited financial information for the year ended 31 December 2006, included within Part VIII: "Financial information", of the Prospectus dated 1 June 2007.

Notes to the financial information continued

3 Segmental information

Primary reporting format – by business segment

Primary segment disclosures for revenues are as follows:

€ million	**Six months ended 30 June 2007**			Six months ended 30 June 2006			Year ended 31 December 2006		
	Segment revenue	**Inter-segment revenue**	**Group revenue**	Segment revenue	Inter-segment revenue	Group revenue	Segment revenue	Inter-segment revenue	Group revenue
Subsidiaries and joint ventures									
Mondi Packaging									
Corrugated Business	768	(33)	**735**	731	(40)	691	1,497	(86)	1,411
Bag Business	634	(21)	**613**	561	(16)	545	1,162	(31)	1,131
Flexibles Business	384	(15)	**369**	304	(13)	291	607	(28)	579
Intra-group sales	(50)	50	—	(46)	46	—	(99)	99	—
	1,736	(19)	**1,717**	1,550	(23)	1,527	3,167	(46)	3,121
Mondi Business Paper	966	(86)	**880**	958	(75)	883	1,889	(163)	1,726
Mondi Packaging South Africa	173	(17)	**156**	185	(13)	172	360	(25)	335
Merchant and Newsprint businesses	286	(1)	**285**	260	—	260	539	(1)	538
Corporate and other businesses	14	—	**14**	15	—	15	31	—	31
Elimination of inter-segment revenue	(123)	123	—	(111)	111	—	(235)	235	—
Total subsidiaries and joint ventures	**3,052**	—	**3,052**	**2,857**	—	**2,857**	**5,751**	—	**5,751**
Associates									
Mondi Packaging	8	—	**8**	102	—	102	168	—	168
Mondi Business Paper	25	—	**25**	21	—	21	40	—	40
Mondi Packaging South Africa	3	—	**3**	1	—	1	8	—	8
Total associates	**36**	—	**36**	**124**	—	**124**	**216**	—	**216**
Total Group operations	**3,088**	—	**3,088**	**2,981**	—	**2,981**	**5,967**	—	**5,967**

Primary segment disclosures for profits are as follows:

€ million	Segment operating profit before special items[1]			Segment operating profit after special items[1]		
	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006	**Six months ended 30 June 2007**	Six months ended 30 June 2006	Year ended 31 December 2006
Subsidiaries and joint ventures						
Mondi Packaging						
Corrugated Business	66	39	120	66	(10)	71
Bag Business	64	49	97	64	41	89
Flexibles Business	16	10	9	16	9	4
	146	98	226	146	40	164
Mondi Business Paper	80	46	104	76	47	88
Mondi Packaging South Africa	15	15	35	16	15	35
Merchant and Newsprint businesses	16	12	29	16	12	29
Corporate and other businesses	(14)	(5)	(17)	(19)	(5)	(17)
Total subsidiaries and joint ventures	**243**	**166**	**377**	**235**	**109**	**299**

Notes to the financial information continued

3 Segmental information continued

Primary segment disclosures for profits are as follows:

€ million	Segment operating profit before special items[1]			Segment operating profit after special items[1]		
	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006	**Six months ended 30 June 2007**	Six months ended 30 June 2006	Year ended 31 December 2006
Net income from associates						
Mondi Packaging	1	4	4	1	4	4
Mondi Business Paper	1	—	1	1	—	1
Total associates	**2**	**4**	**5**	**2**	**4**	**5**
Total Group operations including net income from associates	**245**	**170**	**382**	**237**	**113**	**304**
Net profit/(loss) on disposals	—	—	—	84	(4)	(4)
Total profit from operations and associates	**245**	**170**	**382**	**321**	**109**	**300**

Note:
1 Special items are set out in note 4.

Primary segment disclosures for segment assets and liabilities are as follows:

€ million	**As at 30 June 2007**			As at 30 June 2006			As at 31 December 2006		
	Segment assets	**Segment liabilities**	**Net segment assets[1]**	Segment assets	Segment liabilities	Net segment assets[1]	Segment assets	Segment liabilities	Net segment assets
Subsidiaries and joint ventures									
Mondi Packaging									
Corrugated Business	1,244	(217)	**1,027**	1,220	(230)	990	1,263	(233)	1,030
Bag Business	1,311	(175)	**1,136**	1,270	(168)	1,102	1,265	(175)	1,090
Flexibles Business	467	(79)	**388**	390	(70)	320	432	(58)	374
	3,022	(471)	**2,551**	2,880	(468)	2,412	2,960	(466)	2,494
Mondi Business Paper	2,440	(260)	**2,180**	2,415	(258)	2,157	2,484	(253)	2,231
Mondi Packaging South Africa	261	(53)	**208**	230	(28)	202	247	(52)	195
Merchant and Newsprint businesses	348	(64)	**284**	314	(63)	251	317	(65)	252
Corporate and other businesses	26	(5)	**21**	26	(6)	20	34	(7)	27
	6,097	(853)	**5,244**	5,865	(823)	5,042	6,042	(843)	5,199
Unallocated:									
Investment in associates	7	—	**7**	42	—	42	7	—	7
Deferred tax assets/(liabilities)	40	(322)	**(282)**	35	(309)	(274)	35	(325)	(290)
Other non-operating assets/(liabilities)	230	(530)	**(300)**	219	(461)	(242)	329	(488)	(159)
Trading capital employed	**6,374**	**(1,705)**	**4,669**	**6,161**	**(1,593)**	**4,568**	**6,413**	**(1,656)**	**4,757**
Financial investments	25	—	**25**	48	—	48	39	—	39
Net debt	176	(1,511)	**(1,335)**	421	(1,839)	(1,418)	415	(1,894)	(1,479)
Net assets	**6,575**	**(3,216)**	**3,359**	**6,630**	**(3,432)**	**3,198**	**6,867**	**(3,550)**	**3,317**

Note:
1 Net segment assets are operating assets less operating liabilities. Operating assets are intangible assets, tangible assets, forestry assets, retirement benefit surplus, inventories and operating receivables. Operating liabilities are non-interest bearing current liabilities, restoration and decommissioning provisions and provisions for post-retirement benefits.

Notes to the financial information continued

3 Segmental information continued

Secondary reporting format – by geographical segment
Secondary segmental information of revenue by customer location is as follows:

	Revenue		
€m .on	**Six months ended 30 June 2007**	Six months ended 30 June 2006	Year ended 31 December 2006
Subsidiaries and joint ventures			
South Africa	291	307	592
Rest of Africa	93	95	186
Western Europe	1,587	1,470	2,932
Eastern Europe	492	424	856
Russia	258	220	453
North America	98	105	215
South America	10	9	26
Asia and Australia	223	227	491
Total subsidiaries and joint ventures	**3,052**	**2,857**	**5,751**
Associates			
South Africa	3	1	8
Rest of Africa	6	4	4
Western Europe	—	82	136
Eastern Europe	27	30	55
North America	—	3	6
South America	—	1	1
Asia and Australia	—	3	6
Total associates	**36**	**124**	**216**
Total Group operations including associates	**3,088**	**2,981**	**5,967**

Notes to the financial information continued

3 Segmental information continued

Additional disclosure of secondary segmental information of revenue by origin is as follows:

	Revenue		
Origin	**Six months ended 30 June 2007**	Six months ended 30 June 2006	Year ended 31 December 2006
Subsidiaries and joint ventures			
South Africa	469	499	982
Rest of Africa	5	6	14
Western Europe	1,376	1,274	2,582
Eastern Europe	797	703	1,417
Russia	270	237	482
North America	61	62	121
Asia and Australia	74	76	153
Total subsidiaries and joint ventures	**3,052**	**2,857**	**5,751**
Associates			
South Africa	3	1	8
Rest of Africa	6	4	4
Western Europe	—	96	161
Eastern Europe	27	23	43
Total associates	**36**	**124**	**216**
Total Group operations including associates	**3,088**	**2,981**	**5,967**

The Group's geographical analysis of segment assets and liabilities, allocated based on where assets and liabilities are located, is:

	As at 30 June 2007			As at 30 June 2006			As at 31 December 2006		
Origin	**Segment assets**	**Segment liabilities**	**Net segment assets**	Segment assets	Segment liabilities	Net segment assets	Segment assets	Segment liabilities	Net segment assets
Subsidiaries and joint ventures									
South Africa	1,428	(183)	**1,245**	1,368	(131)	1,237	1,500	(203)	1,297
Rest of Africa	11	(6)	**5**	13	(6)	7	15	(7)	8
Western Europe	2,310	(378)	**1,932**	2,316	(438)	1,878	2,231	(357)	1,874
Eastern Europe	1,676	(196)	**1,480**	1,504	(156)	1,348	1,633	(181)	1,452
Russia	446	(35)	**411**	437	(36)	401	436	(34)	402
North America	113	(16)	**97**	111	(17)	94	121	(23)	98
Asia and Australia	113	(39)	**74**	116	(39)	77	106	(38)	68
Total subsidiaries and joint ventures	**6,097**	**(853)**	**5,244**	**5,865**	**(823)**	**5,042**	**6,042**	**(843)**	**5,199**

Notes to the financial information continued

4 Special items

€ million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Subsidiaries and joint ventures			
Operating special items			
Mondi Packaging asset impairments	—	(58)	(62)
Mondi Business Paper asset impairments	(4)	1	(19)
Retention arrangements	(5)	—	—
Mondi Packaging South Africa negative goodwill	1	—	—
Mondi Business Paper negative goodwill	—	—	3
Total operating special items	**(8)**	**(57)**	**(78)**
Profit and (losses) on disposals			
Disposal of partial interest in Mondi Packaging Paper Swiecie S.A.	57	—	—
Disposal of interest in Bischof + Klein GmbH	19	—	—
Sale of assets and other items	8	(4)	(4)
Net profit/(loss) on disposal	**84**	**(4)**	**(4)**
Financing cost	(29)	—	—
Total non-operating special items	**55**	**(4)**	**(4)**
Total special items before tax and minority interests	**47**	**(61)**	**(82)**
Taxation	1	14	21
Total attributable to shareholders of the parent company	**48**	**(47)**	**(61)**

"Special items" are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the underlying financial performance achieved by the Group and its businesses. Such items are material by nature or amount to the financial period's/year's results and require separate disclosure in accordance with IAS 1, "Presentation of Financial Statements". Special items that relate to the operating performance of the Group are classified as special operating items and include impairment charges and reversals and other exceptional items including material restructuring costs. Non-operating special items include profits and losses on disposals of investments and businesses.

Non-operating special items

The Group disposed of 5.3% of its interest in Mondi Packaging Paper Swiecie S.A., a subsidiary in which the Group retains control, on 15 May 2007 for consideration of €66 million and a profit of €57 million and its entire interest in Bischof + Klein GmbH, formerly an associate entity of the Group, on 22 February 2007 for consideration of €54 million and a profit of €19 million. Assets held for sale as at 31 December 2006 and representing the Group's corrugated converting operations were disposed of in the six months ended 30 June 2007. The profit on disposal of these operations was €8 million. A one-off finance cost of €29 million resulted from a refinancing arrangement entered into in South Africa (see note 9).

Operating special items

An impairment of the carbonless plant held in South Africa, resulting from a decline in the market for carbonless paper, accounts for €4 million of the operating special charge. Senior management, principally equity-settled, retention arrangements of €5 million represent the charge in the period of a total cost of approximately €24 million to be spread over the period until 3 July 2009. The cost of these two special items has been partially offset by negative goodwill of €1 million on an acquisition within the Mondi Packaging South Africa business segment.

Notes to the financial information continued

5 Net finance costs

€million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Investment income			
Interest and other financial income	9	27	39
Expected return on defined benefit arrangements	10	10	18
Foreign exchange gains/(losses)	2	(2)	12
Dividend income from financial/fixed asset investments	—	—	1
Total investment income	**21**	**35**	**70**
Interest expense			
Bank loans and overdrafts	(41)	(58)	(102)
Special items financing cost (note 4)	(29)	—	—
Other loans	(11)	(9)	(17)
Interest on defined benefit arrangements	(13)	(14)	(30)
	(94)	(81)	(149)
Less: interest capitalised	2	1	2
Total interest expense	**(92)**	**(80)**	**(147)**
Net finance costs	**(71)**	**(45)**	**(77)**

Finance costs and foreign exchange gains/(losses) are presented net of effective cash flow hedges for respective interest bearing and foreign currency borrowings.

6 Income tax expense

€million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
United Kingdom	—	(5)	(7)
Overseas	58	47	119
	58	42	112
Deferred taxation	2	(14)	(18)
	60	**28**	**94**

The Group's share of associated undertakings' taxation for the six months ended 30 June 2007 was €0.4 million (six months ended 30 June 2006: €1 million, year ended 31 December 2006: €1 million).

The Group's effective tax rate before special items for the six months ended 30 June 2007 is 30 per cent (six months ended 30 June 2006: 34 per cent). The Group's reported tax rate for the six months ended 30 June 2007 is 24 per cent (six months ended 30 June 2006: 44 per cent).

Notes to the financial information continued

7 Pro forma EPS

€ cents per share	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Basic EPS	31.9	2.7	15.2
Headline EPS[1]	17.3	12.1	28.2
Underlying EPS[2]	22.6	11.9	27.0

Notes:
1 Headline earnings has been calculated in accordance with Circular 7/2002, 'Headline Earnings', as issued by the South African Institute of Chartered Accountants. Please see the reconciliation below.
2 The directors believe that underlying earnings provides a useful additional measure of the Group's underlying performance.

The calculation of basic EPS has been based on the profit for the six month period/financial year, as shown below, and on 514,137,127 shares, which represents the aggregate number of shares that were issued upon Admission on 3 July 2007 (see note 16). The Group was not a stand-alone entity prior to the demerger date. The number of shares in issue has therefore been retrospectively applied to the comparative periods, so that a meaningful comparison can be made.

The Group has also presented underlying EPS and headline EPS. Underlying EPS excludes the impact of special items, in order to present an additional comparison for the periods shown in the combined condensed consolidated financial information. The presentation of headline EPS is mandated under the JSE Listing Requirements.

The calculation of headline earnings and underlying earnings, based on basic earnings is as follows:

	Earnings		
€ million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Attributable profit for the financial year	164	14	78
Special items: operating	8	57	78
Special items: financing costs	29	—	—
Net (profit)/loss on disposals	(84)	4	4
Related tax	(1)	(14)	(21)
Underlying earnings	**116**	**61**	**139**
Special items: financing costs	(29)	—	—
Special items: retention arrangements	(5)	—	—
Loss on disposal of tangible fixed assets	1	1	8
Related tax	6	—	(2)
Headline earnings	**89**	**62**	**145**

Diluted EPS is not presented as there are no dilutive potential ordinary shares in issue as at 30 June 2007. The potential dilutive impact of the Group's share scheme awards, which become effective on 3 July 2007, will only be assessed in the Group's 2007 Annual Report.

Notes to the financial information continued

8 Dividends

€ million	Six months ended 30 June 2007
Interim dividend	38

The interim dividend for 2007 of 7.3 euro cents per ordinary share will be paid to equity holders, other than those holders within the Lloyds TSB Registrars Corporate Nominee, on 17 September 2007 based on the shareholder registers on 31 August 2007. The dividend will be paid from the distributable reserves of Mondi Limited, as presented in the annual financial statements of Mondi Limited for the year ended 31 December 2006 and from the distributable reserves of Mondi plc, as presented in the Initial Accounts for the period ended 2 July 2007.

The relevant dates for the payment of the dividends are:

	Mondi Limited	Mondi plc
Currency conversion date		
Euro/sterling	1 August 2007	1 August 2007
ZAR/euro	1 August 2007	1 August 2007
Last date to trade shares cum-dividend		
JSE Limited	24 August 2007	24 August 2007
LSE	Not applicable	28 August 2007
Shares commence trading ex-dividend		
JSE Limited	27 August 2007	27 August 2007
LSE	Not applicable	29 August 2007
Record date		
JSE Limited	31 August 2007	31 August 2007
LSE	Not applicable	31 August 2007
Last date for Dividend Reinvestment Plan (DRIP) elections by Central Securities Depositary Participants	5 September 2007	5 September 2007
Last date for DRIP elections to UK Registrar and South African Transfer Secretaries by shareholders of Mondi Limited and Mondi plc	6 September 2007	6 September 2007
Payment date		
UK Register	Not applicable	17 September 2007
South African Register	17 September 2007	17 September 2007
Depositary Interest Holders (dematerialised DIs)	17 September 2007	Not applicable
Payment date for holders within the Lloyds TSB Registrars Corporate Nominee	25 September 2007	Not applicable
DRIP purchase settlement date	25 September 2007	25 September 2007

Share certificates on the South African registers of Mondi Limited and Mondi plc may not be dematerialised or rematerialised between 27 August 2007 and 2 September 2007, both dates inclusive, nor may transfers between the UK and South African registers of Mondi plc take place between 1 August 2007 and 2 September 2007, both dates inclusive.

Notes to the financial information continued

9 Net debt

The Group's net debt position, excluding disposal groups for relevant periods, is as follows:

€ million	Cash and cash equivalents[1]	Debt due within one year[2]	Debt due after one year	Loans to related parties	Total net debt
Balance at 1 January 2006	**574**	**(1,490)**	**(710)**	**14**	**(1,612)**
Cash flow	(238)	393	(24)	(14)	117
Business combinations/ disposal of business	—	(24)	—	—	(24)
Currency movements	(37)	76	62	—	101
Closing balance at 30 June 2006	**299**	**(1,045)**	**(672)**	**—**	**(1,418)**
Cash flow	68	(38)	(46)	—	(16)
Business combinations/ disposal of business	—	(18)	(8)	—	(26)
Transfer to disposal groups	(3)	—	4	—	1
Reclassifications	—	(78)	78	—	—
Currency movements	(6)	(2)	(12)	—	(20)
Closing balance at 31 December 2006	**358**	**(1,181)**	**(656)**	**—**	**(1,479)**
Cash flow	(212)	889	(548)	—	129
Business combinations/ disposal of business	—	7	—	—	7
Reclassifications	(3)	3	—	—	—
Currency movements	(7)	11	4	—	8
Closing balance at 30 June 2007	**136**	**(271)**	**(1,200)**	**—**	**(1,335)**

Notes:

1 The Group operates in certain countries (principally South Africa) where the existence of exchange controls may restrict the use of certain cash balances. These restrictions are not expected to have any material effect on the Group's ability to meet its ongoing obligations.

2 Excludes overdrafts, which are included as cash and cash equivalents. At 30 June 2007, short-term borrowings on the balance sheet of €311 million (30 June 2006: €1,167 million, 31 December 2006: €1,238 million) include €40 million of overdrafts (30 June 2006: €122 million, 31 December 2006: €57 million).

In order to provide for its ongoing capital needs, the Group entered into two additional external financing arrangements prior to the period end. The amounts drawn down on these facilities have been used to refinance existing debt obligations outstanding to the Anglo American Group and other third parties.

€1.55 billion Syndicated Revolving Credit Facility (UKRCF)

The UKRCF is a five year multi-currency revolving credit facility which was signed on 22 June 2007. Interest is charged on the balance outstanding at a market-related rate linked to LIBOR.

ZAR 2 billion Term Loan Facility (SATF)

The SATF is a South African rand three year amortising term loan which was signed and drawn down on 4 May 2007. Interest is charged on the balance outstanding at a market-related rate linked to JIBAR.

Notes to the financial information continued

10 Capital expenditure[1]

€m	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
By business segment			
Mondi Packaging			
Corrugated Business	31	38	125
Bag Business	21	59	118
Flexibles Business	8	9	24
	60	106	267
Mondi Business Paper	52	84	156
Mondi Packaging South Africa	14	16	27
Merchant and Newsprint businesses	8	2	9
Corporate and other businesses	5	1	1
Capital expenditure	**139**	**209**	**460**

Note:
1 Excludes business combinations.

11 EBITDA

A reconciliation of cash inflows from operations to EBITDA is presented as follows:

€m	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Cash inflows from operations	356	229	657
Share option expense	(3)	(3)	(6)
Fair value gains on forestry assets	13	16	37
Cost of felling	(26)	(32)	(58)
Decrease in provisions and post-employment benefits	10	32	39
Increase in inventories	52	30	14
Increase in operating receivables	99	78	48
(Increase)/decrease in operating payables	(92)	(9)	20
Other adjustments	12	2	(25)
EBITDA[1]	**421**	**343**	**726**

Note:
1 EBITDA is operating profit of subsidiaries and joint ventures before special items plus depreciation and amortisation.

Notes to the financial information continued

11 EBITDA continued

EBITDA by primary business segment is presented as follows:

€ million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
By business segment			
Mondi Packaging			
Corrugated Business	106	83	206
Bag Business	103	86	174
Flexibles Business	28	22	32
	237	191	412
Mondi Business Paper	149	114	237
Mondi Packaging South Africa	21	21	46
Merchant and Newsprint businesses	27	22	48
Corporate and other businesses	(13)	(5)	(17)
EBITDA	**421**	**343**	**726**

EBITDA is stated before special items and is reconciled to "Total profit from operations and associates" as follows:

€ million	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Total profit from operations and associates	321	109	300
Operating special items (excluding associates)	8	57	78
Net (profit)/loss on disposals (excluding associates)	(84)	4	4
Depreciation and amortisation: subsidiaries and joint ventures	178	177	349
Share of associates' net income	(2)	(4)	(5)
EBITDA	**421**	**343**	**726**

12 Retirement benefits

Material schemes

The Group's material defined benefit scheme liabilities were actuarially assessed on a roll-forward basis for the six months ended 30 June 2007. The net change in actuarial assumptions from the year ended 31 December 2006 resulted in an immaterial impact on the present value of the scheme liabilities. The assets backing these material scheme liabilities were updated to reflect their market values as at 30 June 2007. Any difference between the expected return on assets and the actual return on assets has been recognised as an actuarial movement in the combined consolidated statement of recognised income and expense in accordance with the Group's accounting policy. The restriction of the surplus on the South African schemes increased by €12 million as a result of a decrease in anticipated future employee contributions.

Other Group schemes

The other Group defined benefit schemes are calculated on a year-to-date basis, using the same assumptions as were used in the actuarial valuation carried out for the year ended 31 December 2006. There have not been any significant fluctuations or one-off events in the period that would require adjustment to these actuarial assumptions.

13 Capital commitments

€ million	As at 30 June 2007	As at 30 June 2006	As at 31 December 2006
Contracted but not provided	79	40	37

14 Contingent liabilities

Contingent liabilities comprise aggregate amounts at 30 June 2007 of €17 million (30 June 2006: €21 million, 31 December 2006: €34 million) in respect of loans and guarantees given to banks and other third parties.

15 Related party transactions

The Group has a related party relationship with its associates and joint ventures.

The Group and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with joint ventures and associates and others in which the Group has a material interest. These transactions are under terms that are no less favourable than those arranged with third parties. These transactions, in total, are not considered to be significant.

Mr Ramaphosa, non-executive Joint Chairman of Mondi, has a 39.96% stake in Shanduka Group (Pty) Limited, an entity that has controlling interests in Shanduka (Pty) Limited, Shanduka Packaging (Pty) Limited and participating interests in Mondi Shanduka Newsprint (Pty) Limited, Kangra Coal (Pty) Limited and Mondi Packaging South Africa (Pty) Limited. Fees of €200,000 and €345,000 were paid to Shanduka (Pty) Limited and Shanduka Packaging (Pty) Limited respectively for management services provided to the Group in the six months ended 30 June 2007. Shanduka Packaging (Pty) Limited has also provided finance to the Group. The balance outstanding as at 30 June 2007 was €7 million. In the normal course of business, and on an arm's length basis, the Group purchased supplies from Kangra Coal (Pty) Limited totalling €8 million during the period. €1 million remains outstanding on these purchases as at 30 June 2007. Comparatives have not been disclosed because Mr Ramaphosa became a related party on his appointment as non-executive Joint Chairman on 16 May 2007.

Dividends received from associates for the six months ended 30 June 2007 totalled €1 million (six months ended 30 June 2006: €1 million, 31 December 2006: €1 million), as disclosed in the combined condensed consolidated cash flow statement.

Notes to the financial information continued

15 Related party transactions continued

€ million	Anglo American Group	Joint Ventures	Associates
Six months ended 30 June 2007			
Sales to related parties	—	—	1
Purchases from related parties	(6)	—	(68)
Net finance income/(costs)	2	(2)	—
Dividends paid to related parties	(202)	—	—
Dividends *in specie*	(32)	—	—
Receivables due from related parties	—	1	—
Cash held by related parties	—	2	—
Total borrowings from related parties	(4)	(7)	—
Six months ended 30 June 2006			
Sales to related parties	—	—	3
Purchases from related parties	—	—	(3)
Net finance costs	(21)	—	—
Dividends paid to related parties	(22)	—	—
Dividends *in specie*	(32)	—	—
Loans to related parties	—	35	—
Receivables due from related parties	1	3	1
Cash held by related parties	329	—	—
Financial assets and liabilities	1	—	—
Total borrowings from related parties	(836)	—	—
Year ended 31 December 2006			
Sales to related parties	—	10	—
Purchases from related parties	—	(2)	—
Net finance costs	(31)	—	—
Dividends (paid)/received to/from related parties	(75)	—	1
Dividends *in specie*	(68)	—	—
Loans to related parties	—	35	—
Receivables due from related parties	4	3	1
Payables due to related parties	(2)	—	—
Cash held by related parties	286	—	—
Total borrowings from related parties	(942)	—	—

Notes to the financial information continued

16 Events occurring after 30 June 2007

On 2 July 2007, the execution of the final demerger transaction resulted in the Mondi companies successfully demerging from Anglo American plc and becoming the Mondi Group ("the legal Group"). The legal Group has a dual listed structure and the shares of both Mondi Limited and Mondi plc, the ultimate holding companies for the African and the non-African assets respectively, were admitted to the JSE and LSE on 3 July 2007.

The sharing agreement between Mondi Limited and Mondi plc has the effect that their shareholders can be regarded as having the interests of a single economic group. Accordingly, the legal Group will present combined and consolidated financial information representing the combined interests of both sets of shareholders and encompass the businesses of Mondi Limited and Mondi plc and their respective subsidiaries, joint ventures and associates.

Share capital

The share capital of Mondi plc was created by way of a dividend *in specie* made to Anglo American plc equity holders on a pro rata basis initially of one Mondi plc ordinary share for every one Anglo American plc ordinary share held. The share capital was then subsequently reduced by order of the United Kingdom High Court on 2 July 2007 in order to capitalise Mondi Limited and generate distributable reserves for the ongoing needs of the Group and its shareholders.

		€ million		
	Number of shares	Ordinary shares	Share premium	Total
As at 30 June 2007[1]	—	—	—	—
Shares issued on the JSE	146,896,322	3	540	543
Shares issued on the LSE	367,240,805	74	—	74
As at 2 July 2007[2]	**514,137,127**	**77**	**540**	**617**

Notes:
1 No comparatives have been presented because the Group's shares were issued on Admission to the JSE and LSE on 3 July 2007. Prior to this date the Group was owned by Anglo American plc and presentation of this ownership interest is not considered to provide a meaningful comparison.
2 In addition, there are special converting shares in issue in both Mondi Limited of 367,240,805 (€8 million) and Mondi plc of 146,896,322 (€29 million) that are held on trust and do not carry voting or dividend rights. The special converting shares provide a mechanism for equality of treatment on termination for both Mondi Limited and Mondi plc ordinary equity holders.

Mondi plc also issued 50,000 5% cumulative £1 preference shares. The Group will classify these preference shares as a liability, and not as equity instruments, since they contractually obligate the Group to make cumulative dividend payments to the holders. These dividend payments will be treated as a finance cost rather than distributions in subsequent reporting periods.

Other reserves

€ million	Retained earnings	Share-based payment reserve	Cumulative translation adjustment reserve	Fair value and other reserves[1]	Minority interests	Total
As at 2 July 2007	**2,166**	**17**	**(40)**	**242**	**352**	**2,737**

Note:
1 Including €237 million in respect of the merger reserve created on demerger from Anglo American plc and in aggregating Mondi Limited and Mondi plc.

Acquisitions

Mondi Packaging South Africa received regulatory approval on 4 July 2007 for the €100 million acquisition of Lenco, a South African rigid plastics business. Following the successful completion of this acquisition, Lenco's results will be consolidated from the second half of 2007.

Production statistics and exchange rates

Production statistics as follows:

		Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Mondi Packaging				
Containerboard	tonnes	1,035,932	1,009,005	2,044,391
Kraft paper	tonnes	444,625	400,941	850,271
Corrugated board and boxes	m m^2	985	1,071	2,103
Industrial bags	m units	1,910	1,799	3,606
Coating and release liners	m m^2	1,549	1,186	2,360
Pulp – external	tonnes	91,834	89,025	180,166
Mondi Business Paper				
Uncoated wood free paper	tonnes	1,039,145	1,015,481	2,012,295
Newsprint	tonnes	99,738	92,056	187,100
Pulp – external	tonnes	84,563	52,221	114,099
Wood chips	bone dry tonnes	362,089	475,665	886,612
Mondi Packaging South Africa				
Packaging papers	tonnes	141,339	149,078	369,300
Corrugated board and boxes	m m^2	171	142	328
Newsprint Joint Ventures				
Newsprint (attributable share)	tonnes	156,102	162,065	320,876
Aylesford (attributable share)	tonnes	94,354	100,272	196,864
Shanduka (attributable share)	tonnes	61,748	61,793	124,012

Exchange rates as follows:

	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006
Closing rates against the euro			
South African rand	9.53	9.13	9.22
Pounds sterling	0.67	0.69	0.67
Polish zloty	3.77	4.08	3.84
Russian rouble	34.83	34.32	34.68
Slovakian koruna	33.61	38.43	34.56
US dollar	1.35	1.28	1.32
Czech koruna	28.71	28.57	27.50
Average rates for the period against the euro			
South African rand	9.52	7.76	8.51
Pounds sterling	0.67	0.69	0.68
Polish zloty	3.84	3.89	3.90
Russian rouble	34.67	34.03	34.14
Slovakian koruna	34.05	37.59	37.25
US dollar	1.33	1.23	1.26
Czech koruna	28.16	28.52	28.37

Shareholder information

Key dates

Interim dividend payment	17 September 2007
Annual results announcement	28 February 2008
Annual report	April 2008
Annual General Meeting	7 May 2008
Final dividend payment	May 2008

Shareholder enquiries

Administrative enquiries concerning shareholdings in Mondi Limited and Mondi plc such as changes of address and the replacement of share certificates, should be sent directly to Link Market Services South Africa (Pty) Limited, the South African Transfer Secretaries, to Lloyds TSB Registrars or Capita Registrars in the UK, at the relevant address below:

South African Transfer Secretaries

For queries relating to holdings in Mondi Limited or Mondi plc shares on the South African Branch Register:
Link Market Services South Africa (Pty) Limited
11 Diagonal Street, Johannesburg, 2001, South Africa (PO Box 4844, Johannesburg, 2000, South Africa)

Telephone In South Africa: 011 630 0888
From outside South Africa: +27 11 630 0888

UK Registrars

For queries relating to holdings in Mondi plc or Mondi Limited Depositary Interests held in the Lloyds TSB Registrars Corporate Nominee: Lloyds TSB Registrars:
The Causeway, Worthing, West Sussex BN99 6DA, United Kingdom

Telephone In the UK: 0870 195 6479
From outside the UK: +44 121 415 7047

To view up-to-date information about your Mondi plc shares or your Mondi Limited Depositary Interests, visit the Lloyds TSB Registrars shareview website at www.shareview.co.uk

For non South African resident shareholders with Mondi Limited Depositary Interests:
Capita Registrars
34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom

Telephone In the UK: 0870 162 3100
From outside the UK: +44 20 8639 3399

Registered and Head Office

Mondi Limited
44 Main Street, Johannesburg, 2001, South Africa

Telephone +27 (0)11 638 4000
Fax +27 (0)11 638 2824
Registered number 1967/013038/06
Registered in South Africa

Registered office

Mondi plc
Building 1, 1st Floor, Aviator Park, Station Road, Addlestone, Surrey KT15 2PG, United Kingdom

Telephone +44 (0)1932 826300
Fax +44 (0)1932 826350
Registered number 06209386
Registered in England and Wales

Additional information about the Group can be found on Mondi's website at www.mondigroup.com

Paper supplied by Mondi.
Printed in the UK by Fulmar.
Printed in South Africa by Ince.
Designed by SAS.

CM34

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

2008 MAR 25 A 11:52

Date: 30/10/2007

Our Reference: 16783630
Box: **93602**
Sequence: **11**

WEBBER WENTZEL BOWENS
Basket: WWB001

RE: Amendment to Company Information
Company Number: 1967/013038/06
Company Name: MONDI LIMITED

We have received a CM34 (Lodgment of financial statements, interim reports or provisional reports) from you dated 30/06/2007.

The CM34 was accepted and placed on file.

Yours truly
Registrar of Companies
WNN

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

CM34

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, October 30, 2007 02:47
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	1967 / 013038 / 06
Enterprise Name	MONDI LIMITED
Enterprise Shortened Name	None provided.
Enterprise Translated Name	None provided.
Registration Date	11/12/1967
Business Start Date	11/12/1967
Enterprise Type	Public Company
Enterprise Status	In Business
Financial year end	December
Main Business/Main Object	WHOLESALE AND RETAIL TRADE; REPAIR OF MOTOR VEHICLES, MOTOR CYCLES AND PERSONAL AND HOUSEHOLD GOODS; HOTELS AND RESTAURANTS
Postal address	P O BOX 61101 MARSHALLTOWN 2107
Address of registered office	44 MAIN STREET JOHANNESBURG 2001

CM34

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, October 30, 2007 02:47
Certificate of Confirmation

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number	**1967 / 013038 / 06**
Enterprise Name	**MONDI LIMITED**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6** **GALLO MANOR** **2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
MATTEWS, COLIN STEPHEN	570804	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BRAE COTTAGE BUTE AVENUE, RICHMOND SURREY, 27 AX
PARKER, SIR JOHN	420804	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: KEMENDINE COURT WOOD, NEWTOWN FERRERS, DEVON, PL 8 IBW
MKHIZE, IMOGEN NONHLANHLA	6305160715089	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 6 KERHODE PLACE, DURBAN NORTH, 4051
WILLIAMS, DAVID MICHAEL	470601	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BUNZL PLC 110 PARK STREET, LONDON, WIK 6NX
QUINN, ANNE CECILE	510407	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 31 CAPITAL WHARF, 50 WAPPING HIGH STREET, LONDON, E1W 1LY
RAMAPHOSA, CYRIL MATAMELA	5511175681087	Director	03/12/2004	Postal: SUITE 167 PRIVATE BAG X9924, SANDTON, 2146 Residential: 29 TEESDALE, HYDE PARK, JOHANNESBURG, 2196
HOLLINGWORTH, PAUL ROBERT	600404	Director	23/05/2007	Postal: 20 CARLTON HOUSE TERRACE, LONDON, UK, SW1Y SAN Residential: 91 WEST HILLROAD LONDON, UK, SW18 ILE

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA 0001, Republic of South Africa, Docex 256, PRETORIA
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, October 30, 2007 02:47

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
LAUBSCHER, PHILIP ALBERT	5511165026088	Company Secretary (Natural Person)	23/01/2001	Postal: P O BOX 61587, MARSHALLTOWN, 2107 Residential: 67 TANA ROAD, SUNNINGHILL, 2157
HATHORN, DAVID ANDREW	6205215098004	Director	07/05/1997	Postal: P O BOX 61101, MARSHALLTOWN, 2107 Residential: 17B SPRINGHILL ROAD, RIVERCLUB, 2149

WWG
[illegible]

Form CM15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973
RETURN OF ALLOTMENT OF SHARES
[Section 93(3)]

Registration No. of company
1967/013038/06

RECEIVED
2008 MAR 25 A [illegible]
OFFICE OF [illegible]
CORPORAT[illegible]

Name of company MONDI LIMITED

1. Date of allotment of shares 2 JULY 2007

2. Authorised capital of company

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		250 000 000	ORD	R0.20	50 000 000.00
		1	LIMITED SPECIAL RIGHTS	R1.00	1.00
		1	SA DAN	R1.00	1.00
		1	SA DAS	R1.00	1.00
		650 000 000	LTD SPEC CONV	R0.20	130 000 000
Total		Total 544 360 045		Total	R180 000 003.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
		7	ORD	R1.00	R7.00
Total		Total 7		Total	R 7.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 2 JULY 2007

Name of company MONDI LIMITED

Postal address TO BE COLLECTED

WWB001

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum:

No par value				Par value			
Number of shares	Class of shares	Issued price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
				17 749 993	ORD	R0.20	3549398.60
Total		R					R3549398.60

Summary of issued capital prior to allotment:

Amount of issued paid-up capital .... R 3 549 398.60

Stated capital .... R

Premium account .... R 4 167 714 025.00

Total issued capital .... R 4171263423 60

5. **Shares comprising this allotment:**

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up premium, if any
				129 149 329	ORD	R0.20		25 829 865.80
				1	SPECIAL RIGHTS	R1.00		1
				1	SA DAN	R1.00		1
				1	SA DAS	R1.00		1
				367 240 805	LIMITED SPEC CONV	R0.20		73 448 161
Total		R	R	Total			Total	R99 278 029.80

6. (a) **Shares allotted otherwise than for cash:**

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
Total		R	R	Total			Total	R

(b) **The consideration for which the shares have been allotted is as follows ***

*** A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf)**

(c) **The names and addresses of the allottees:**

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issued price per share R	Stated capital R	Number of shares	Class of shares	Nominal amount of each share R	Premium on each share R	Total premium account R	Total amount of paid-up capital excluding premium R
				146896322	ORD	R0.20	NIL	NIL	29379264.40
				1	SPEC RIGHTS	R1.00	NIL	NIL	1.00
				1	SA DAN	R1.00	NIL	NIL	1.00
				1	SA DAS	R1.00	NIL	NIL	1.00
				367 240 805	LIMITED SPEC CONV	R0.20	NIL	NIL	73 448 161.00
Total		Total	R	Total			Total	R	R102827428.40

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital .... R 102 827 428.40

Stated capital .... R

Premium account .... R

Total issued capital .... R 102 827 428.40

Certified correct

Date .... Signature ....

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

MND: MND/MNP - Mondi Limited - Notification of Major Interests in

2007-07-05

MND/MNP - Mondi Limited - Notification of Major Interests in shares

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

Notification of Major Interests in Shares

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Mondi Limited

2 Reason for notification (yes/no)
An acquisition or disposal of voting rights:
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
An event changing the breakdown of voting rights: Yes
Other (please specify):_____________

3 Full name of person(s) subject to the notification obligation:
Legal & General Group Plc (L & G)

4 Full name of shareholder(s) (if different from 3.):
Legal & General Assurance (Pensions Management) Limited (PMC)

5 Date of the transaction (and date on which the threshold is crossed or reached if different):
03/07/07

6 Date on which issuer notified:
04/07/07

7 Threshold(s) that is/are crossed or reached:
Above 3% (L&G)

8 Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction: No. of Shares / No. of Voting Rights	Resulting situation after the triggering transaction: No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
ZAE000097051	Below 3%	6,339,775	6,339,775	4.28

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,339,775	4.28

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (15,645,380 - 4.26% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct)
(LGIMHD) (11,842,570 -3.22%=PMC)
Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)
(11,842,570 - 3.22 % = PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)
Proxy Voting:
10 Name of the proxy holder:
N/A
11 Number of voting rights proxy holder will cease to hold:
N/A
12 Date on which proxy holder will cease to hold voting rights:
N/A
13 Additional information:
Notification using the total voting rights figure of 147,851,192
Please note the number of shares include both the Ord ZAR 0.2 line
and the Ord CDI line
14 Contact name:
Jenny Peterkin
15 Contact telephone number:
01932 826368
5 July 2007
Sponsor: UBS South Africa (Pty) Ltd
Date: 05/07/2007 17:20:02 Produced by the JSE SENS Department.

MNP: MNDI - MONDI plc - TR-1: Notifications of Major Interests in Shares

2007-07-05

MNDI - MONDI plc - TR-1: Notifications of Major Interests in Shares
MONDI plc
(Registration No: 1967/013038/06)
LSE code: MNDI
ISIN: GB00B1CRLC47
("Mondi" or "the Company")
For filings with the FSA include the annex
For filings with issuer exclude the annex
TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Mondi plc

2. Reason for notification [Yes/No]

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Holding of shares in the issuer as a result of the demerger of the issuer from Anglo American plc on 2 July 2007

3. Full name of person(s) subject to notification obligation: Tarl Investment Holdings Limited

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different): 2 July 2007

6. Date on which issuer notified: 3 July 2007

7. Threshold(s) that is/are crossed or reached: Holding more than 3% of the issued voting share capital

8: Notified Details

A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
If possible use ISIN code	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B1CRLC47	0	0	12,987,806	12,987,806		3.54%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
12,987,806	3.54%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information: Tarl is the independent company which has purchased shares in Anglo American plc pursuant to a US$4 billion share purchase programme announced by Anglo American plc on 4 August 2006. Tarl has been issued with shares in Mondi plc as a result of the demerger of Mondi plc from Anglo American plc.
14 Contact name: Adam Westley, Deputy Company Secretary
15. Contact telephone name: 01932 826369
For notes on how to complete form TR-1 please see the FSA website.
Note: Annex should only be submitted to the FSA not the issuer
Annex: Notification of major interests in shares
A: Identity of the persons or legal entity subject to the notification obligation

Full name (including legal form of legal entities)	Tarl Investment Holdings Limited
Contact address (registered office for legal entities)	10 Fricker Road Illovo Boulevard Johannesburg South Africa 2196
Phone number & email	+27 11 530 5243 Ed Southey eds@wwb.co.za
Other useful information (at least legal representative for legal persons)	Ed Southey- Director Tarl Investment Holding Limited

B: Identity of the notifier, if applicable
Full name
Contact address
Phone number & email
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information
Tarl is the independent company which has purchased shares in Anglo American plc pursuant to a US$4billion share purchase programme announced by Anglo American plc on 4 August 2006. Tarl has been issued with shares in Mondi plc as a result of the demerger of Mondi plc from Anglo American plc.
Date: 5 July 2007
Sponsor: UBS South Africa (Pty) Ltd
Date: 05/07/2007 08:34:44 Produced by the JSE SENS Department.

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051

Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

Notification of Major Interests in Shares

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**

   Mondi plc

2. **Reason for notification (yes/no)**

An acquisition or disposal of voting rights:

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights: Yes

Other (please specify):______________

3. **Full name of person(s) subject to the notification obligation:**

   Legal & General Group Plc (L & G)

4. **Full name of shareholder(s) (if different from 3.):**

   Legal & General Assurance (Pensions Management) Limited (PMC)

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**

   03/07/07

6. **Date on which issuer notified:**

   04/07/07

7. **Threshold(s) that is/are crossed or reached:**

   Above 3% (L&G)

8. **Notified details:**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
Ord Euro 0.20	Below 3%	15,645,380	15,645,380	4.26

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
15,645,380	4.26

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (15,645,380 – 4.26% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (11,842,570 –3.22%=PMC)

Legal & General Insurance Holdings Limi:ed (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (11,842,570 – 3.22 % = PMC)

Legal & General Assurance Society Limi:ed (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 367,240,805

14. Contact name:

Jenny Peterkin

15. Contact telephone number:

01932 826368

MND: MND / MNP - Mondi - Mondi To Acquire Majority Stake In Tire Kutsan And 100%

MND / MNP - Mondi - Mondi To Acquire Majority Stake In Tire Kutsan And 100% Of Unterland Flexible Packaging 2007-07-06

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

MONDI TO ACQUIRE MAJORITY STAKE IN TIRE KUTSAN AND 100% OF UNTERLAND FLEXIBLE PACKAGING

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE Listings Requirements.

Overview

Mondi Group ("Mondi") is pleased to announce two acquisitions within its Mondi Packaging business unit.

Mondi has entered into agreements to acquire a majority interest in Tire Kutsan, a Turkish corrugated packaging and containerboard business, and 100% of Unterland Flexible Packaging, a consumer flexibles business based in Austria.

Commenting on the acquisitions, David Hathorn, CEO of Mondi, said: "Tire Kutsan and Unterland are exciting additions to the Mondi Group, further strengthening our packaging business in two of its three key segments - corrugated and flexible packaging."

Completion of the transactions is subject to conditions, including the obtaining of regulatory approvals, and is expected to take place before the end of the third quarter of 2007.

Tire Kutsan

Mondi has entered into an agreement with Yildiz Holding A.S. Strategic Investment Fund, Birlik Pazarlama Sanayi ve Ticarat A.S, Vural Bulut, Murat Ulker, Orhan Ozokur, Ahsen Ozokur, Ali Ulker, Istanbul Gida A.S., Selim Ba?aran and Cahit Ba?aran (together "the Sellers") to acquire 2,117,915,691 shares in Tire Kutsan Oluklu Mukavva Kutu ve Kagit Sanayi A.S ("Tire Kutsan") corresponding to a 53.56% interest in the company ("the Transaction").

The shares will be acquired for US$ 0.05007 per share with nominal value of TRY0.01 (US$ 5.007 per 100 shares with nominal value of TRY 1.00) in cash representing a total consideration for the Sellers of US$106.04 million. This values the entire issued share capital of Tire Kutsan at US$198 million (representing a cash and debt free enterprise value of around Euro 190 million based on the net debt as of March 31, 2007).

Mondi has also agreed to acquire a further 388,733,261 shares in Tire Kutsan, representing a further 9.83% interest, from Ulker Gida Sanayi ve Ticarat A.?, within one month of the third anniversary of completion of the Transaction.

Upon completion of Mondi's initial 53.56% purchase and in compliance with Turkish legal requirements, Mondi will apply to the Capital Markets Board in Turkey to make a mandatory tender offer for the remaining shares in Tire Kutsan on the Istanbul Stock Exchange.

Tire Kutsan gives Mondi an excellent platform for further growth in the region, providing access to a:

- leading position in the Turkish corrugated packaging market - which is forecast to have strong growth;
- well-invested asset base; and
- strong and experienced management team.

Tire Kutsan will benefit from the continued involvement of the Ulker Group, which, as a leading player in a number of market sectors, brings a wealth of experience of operating in Turkey. As well as retaining an equity interest in Tire Kutsan for a three year period, a business cooperation agreement will be entered into between Mondi Packaging and the Ulker Group and the Ulker Group will nominate two members of Tire Kutsan's Board of Directors. The existing senior management team, headed by the CEO, Mr. Tamer Karamollaoglu, will remain in place.

Unterland Flexible Packaging

Mondi has entered into an agreement to acquire 100% of Unterland Flexible Packaging AG ("Unterland") from its current owners, who are CMP, a German financial investor, and members of the Unterland management team. The purchase price reflects a cash and debt free enterprise value of Euro 74 million.

Unterland is a consumer flexibles packaging business, based in Austria, manufacturing polyethylene ("PE") and polypropylene ("CPP") films for use in packaging.
Mondi's existing flexible packaging business is focused on release liner, extrusion coating and high quality film and consumer bags. The acquisition of Unterland will add further high-quality film-making expertise and create significant purchasing synergies with Mondi's extrusion coating business.
6 July 2007
JSE Sponsor: UBS
Contacts
Paul Hollingworth
Office Tel : +44 (1932) 826 325
E-Mail : Paul.Hollingworth@mondigroup.com
Mervyn Walker
Office Tel : +44 (1932) 826 360
E-Mail : Mervyn.Walker@mondigroup.com
Richard Mountain
Office Tel : +44 (0)20 7269 7186
E-Mail : Richard.Mountain@fd.com
Notes to Editors:
About Tire Kutsan
Founded in 1972, Tire Kutsan, which is based in the district of Tire, Izmir, in Turkey, is an integrated manufacturer of containerboard and corrugated box products. It had revenues of approximately US$154 million in 2006, which excludes the full impact of recent acquisitions and a greenfield expansion (completed in late 2006/early 2007). It has a leading position in the Turkish market for containerboard and corrugated boxes, with 8 production locations and approximately 1,100 employees.
About Unterland
Founded in 1959, Unterland operates a large single production facility for the manufacture of high quality polyethylene and polypropylene films near Kufstein in Austria. Unterland has approximately 400 employees and had revenues of approximately Euro 129 million in 2006.
About Mondi
Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro 5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa.
Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.
Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products.
Mondi has production operations in 112 locations across 34 countries and averaged approximately 34,000 employees in 2006.
Date: 06/07/2007 08:03:19 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi Limited / Mondi plc - Notification of major interests in share

MND/MNP - Mondi Limited / Mondi plc - Notification of major interests in share 2007-07-09
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47
Notification of Major Interests in Shares
As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.
Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Mondi plc
Reason for notification (yes/no)
An acquisition or disposal of voting rights: Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
An event changing the breakdown of voting rights:
Other (please specify):______________
Full name of person(s) subject to the notification obligation:
Capital Research and Management Company
Full name of shareholder(s) (if different from 3.):
Date of the transaction (and date on which the threshold is crossed or reached if different):
3 July 2007
Date on which issuer notified:
5 July 2007
Threshold(s) that is/are crossed or reached:
5%
Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Indirect	No. of voting rights - Indirect	%Voting rights - Indirect
GB00B1CRLC47	934,375	19,779,375	19,779,375	5.3859%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
19,779,375	5.3859%

Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Proxy Voting:
Name of the proxy holder:
Number of voting rights proxy holder will cease to hold:
Date on which proxy holder will cease to hold voting rights:
Additional information:
Contact name:
Jenny Peterkin
Contact telephone number:
01932 826368
9 July 2007
JSE sponsor: UBS
Date: 09/07/2007 09:52:00 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi - Voting Rights and Capital

MND / MNP - Mondi - Voting Rights and Capital 2007-07-09

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47
Mondi plc - Voting Rights and Capital
As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.
In accordance with Rule 5.6.1 of the Disclosure and Transparency Rules, we advise the market of the following:
The issued share capital of Mondi plc (the "Company") consists of 367,240,805 Ordinary shares of Euro 0.20 each. The Company holds no shares in Treasury and therefore the total number of voting rights in the Company is 367,240,805.
The figure of 367,240,805 should be used by shareholders as the denominator for calculations by which they may determine if they are required to notify their interest, or a change to their interest, in the Company under the FSA's Disclosure and Transparency Rules.
Date: 9 July 2007
Sponsor: UBS South Africa (Pty) Ltd
Date: 09/07/2007 17:07:30 Produced by the JSE SENS Department.

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051

Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

Notification of Major Interests in Shares

As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**

   Mondi plc

2. **Reason for notification (yes/no)**

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify):______________

3. **Full name of person(s) subject to the notification obligation:**

   Legal & General Group Plc (L & G)

4. **Full name of shareholder(s) (if different from 3.):**

   Legal & General Assurance (Pensions Management) Limited (PMC)

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**

   06/07/07

6. **Date on which issuer notified:**

   09/07/07

7. **Threshold(s) that is/are crossed or reached:**

   From 4% to 3% (L&G)

8. **Notified details:**

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
Ord Euro 0.20	15,645,380 (4.26%)	14,488,408	14,488,408	3.94

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,488,408	3.94

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (14,488,408- 3.94% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (11,788,066 -3.20%=PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (11,788,066 - 3.20 % = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 367,240,805

14. Contact name:

Adam Westley

15. Contact telephone number:

01932 826369

MND: MND/ MNP - Mondi Limited/Mondi plc - Notification of Major Interests in Shares

MND/ MNP - Mondi Limited/Mondi plc - Notification of Major Interests in Shares 2007-07-12
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47
Notification of Major Interests in Shares
As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
   Mondi Limited
2. Reason for notification (yes/no)
   An acquisition or disposal of voting rights: Yes
   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
   An event changing the breakdown of voting rights:
3. Full name of person(s) subject to the notification obligation:
   Legal & General Group Plc (L & G)
4. Full name of shareholder(s) (if different from 3.):
   Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
   10/07/07
6. Date on which issuer notified:
   11/07/07
7. Threshold(s) that is/are crossed or reached:
   From 4% to 3% (L&G)
8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
ZAE000097051	6,339,775	5,842,643	5,842,643	3.95

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
5,842,643	3.95

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect)
(Group)

Legal & General Investment Management (Holdings)
Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited
(Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (5,842,643- 3.95% = LGAS, LGPL & PMC)

Legal & General Investment Management   Legal & General Insurance

(Holdings) Limited (Direct) (LGIMHD) (4,715,752 -3.18%=PMC)	Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (4,715,752 - 3.18 % = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:
N/A
11. Number of voting rights proxy holder will cease to hold:
N/A
12. Date on which proxy holder will cease to hold voting rights:
N/A
13. Additional information:
Notification using the total voting rights figure of 147,851,192.
Please note the number of shares include both the Ord ZAR 0.2 line and the Ord CDI line
14. Contact name:
Adam Westley
15. Contact telephone number:
01932 826369
Date: 12 July 2007
Sponsor: UBS South Africa (Pty) Ltd
Date: 12/07/2007 14:34:01 Produced by the JSE SENS Department.

MND: MND - Mondi Limited - Notification Of Major Interests In Shares

MND - Mondi Limited - Notification Of Major Interests In Shares
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Notification of Major Interests in Shares
As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Mondi Limited

2 Reason for notification (yes/no)
An acquisition or disposal of voting rights: Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
An event changing the breakdown of voting rights:
Other (please specify):_____________

3 Full name of person(s) subject to the notification obligation:
Legal & General Group Plc (L & G)

4 Full name of shareholder(s) (if different from 3.):

5 Date of the transaction (and date on which the threshold is crossed or reached if different):
19/07/07

6 Date on which issuer notified:
20/07/07

7 Threshold(s) that is/are crossed or reached:
Below 3% (L&G)
Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights		No. of shares Direct	No. of voting rights - Direct	% Voting rights - Direct
ZAE000097051	5,842,643				Below 3%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (Below 3%)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)
Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10 Name of the proxy holder:
N/A

11 Number of voting rights proxy holder will cease to hold:

N/A
12 Date on which proxy holder will cease to hold voting rights:
N/A
13 Additional information:
Notification using the total voting rights figure of 146,896,322
14 Contact name:
Jenny Peterkin
15 Contact telephone number:
01932 826368
Date: 23/07/2007 14:01:01 Produced by the JSE SENS Department.

MNP: MNP - Mondi - Notification of Major Interests in Shares

MNP - Mondi - Notification of Major Interests in Shares 2007-07-23
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47
Notification of Major Interests in Shares
As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.
Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Mondi plc
Reason for notification (yes/no)
An acquisition or disposal of voting rights:
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
An event changing the breakdown of voting rights:
Other (please specify): Result of de-merger from Anglo American plc
Full name of person(s) subject to the notification obligation:
Deutsche Bank AG
Full name of shareholder(s) (if different from 3.):
Date of the transaction (and date on which the threshold is crossed or reached if different):
N/A
Date on which issuer notified:
19/07/07
Threshold(s) that is/are crossed or reached:
3 and 4%
Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
GB00B1CRLC47	N/A	15,214,407	15,214,407	4.14

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
15,214,407	4.14

Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Proxy Voting:
Name of the proxy holder:
N/A
Number of voting rights proxy holder will cease to hold:
N/A
Date on which proxy holder will cease to hold voting rights:
N/A
Additional information:
Contact name:
Jenny Peterkin
Contact telephone number:
01932 826368
Date: 23/07/2007 14:00:01 Produced by the JSE SENS Department.

JSE News Service (SENS)

MND: MND/MNP - Mondi Limited/Mondi plc - Notification of major interests in shares

MND/MNP - Mondi Limited/Mondi plc - Notification of major interests in shares 2007-07-24
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47
Notification of Major Interests in Shares
As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.
Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Mondi plc
Reason for notification (yes/no)
An acquisition or disposal of voting rights:
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
An event changing the breakdown of voting rights:
Other (please specify): Result of de-merger from Anglo American plc
Full name of person(s) subject to the notification obligation:
Deutsche Bank AG
Full name of shareholder(s) (if different from 3.):
Date of the transaction (and date on which the threshold is crossed or reached if different):
20/07/2007
Date on which issuer notified:
23/07/2007
Threshold(s) that is/are crossed or reached:
4%
Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction: No. of Shares / No. of Voting Rights	Resulting situation after the triggering transaction: No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
GB00B1CRLC47	15,214,407	13,728,298	13,728,298	3.74

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,728,298	3.74

Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Proxy Voting:
Name of the proxy holder:
N/A
Number of voting rights proxy holder will cease to hold:
N/A
Date on which proxy holder will cease to hold voting rights:
N/A
Additional information:
Contact name:
Jenny Peterkin
Contact telephone number:
01932 826368

Date: 24 July 2007
Sponsor: UBS South Africa (Pty) Ltd
Date: 24/07/2007 12:37:05 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi Limited/Mondi plc - Notification of major interests in shares

MND/MNP - Mondi Limited/Mondi plc - Notification of major interests in shares 2007-07-25
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47
Notification of Major Interests in Shares
As part of the dual listed company structure, Mondi plc and Mondi Limited notify both the London Stock Exchange and the JSE Limited of matters required to be disclosed under the Disclosure and Listing Rules of the United Kingdom Listing Authority and/or the JSE listing requirements.

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Mondi plc
2 Reason for notification (yes/no)
An acquisition or disposal of voting rights: Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
An event changing the breakdown of voting rights:
Other (please specify):
3 Full name of person(s) subject to the notification obligation:
Deutsche Bank AG
4 Full name of shareholder(s) (if different from 3.):
5 Date of the transaction (and date on which the threshold is crossed or reached if different):
23/07/2007
6 Date on which issuer notified:
24/07/2007
7 Threshold(s) that is/are crossed or reached:
3%
8 Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
GB00B1CRLC47	13,728,298	Below 3%		

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Proxy Voting:
10 Name of the proxy holder:
N/A
11 Number of voting rights proxy holder will cease to hold:
N/A
12 Date on which proxy holder will cease to hold voting rights:
N/A
13 Additional information:
14 Contact name:
Jenny Peterkin
15 Contact telephone number:
01932 826368
Date: 25 July 2007

Sponsor: UBS South Africa (Pty) Ltd
Date: 25/07/2007 08:30:08 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi - Interim Report For The Six Months Ended 30 June 20[illegible]

2007-08-01

MND / MNP - Mondi - Interim Report For The Six Months Ended 30 June 2007
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47
INTERIM REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2007
Financial Summary

EUR million, except for percentages and per share measures	6 months June 2007	6 months June 2006	Half year change %
Group revenue	3,052	2,857	+7
EBITDA (1)	421	343	+23
Underlying operating profit (2)	243	166	+46
Underlying profit before tax (3)	203	125	+62
Reported profit before tax	250	64	
Basic pro forma earnings per share (EUR cents per share) (4)	31.9	2.7	
Underlying pro forma earnings per share (EUR cents per share) (4), (5)	22.6	11.9	+90
Headline pro forma earnings per share (EUR cents per share) (4), (5)	17.3	12.1	+43
Interim dividend per share (EUR cents per share)	7.3	N/A	N/A
Cash inflow from operations	356	229	+55
Group ROCE (6)	10.0%	8.2%	+22

Highlights:

- Group revenue up 7% at EUR3.1 billion
- EBITDA up 23% at EUR421 million
- Underlying operating profit up 46% at EUR243 million driven by an improved operating performance across the Group and significant pick up in the trading environment in Mondi Packaging and a major turnaround in the South African operations within Mondi Business Paper
- Successful listing of the Mondi Group on the JSE and LSE on 3 July 2007 completes demerger from Anglo American plc

David Hathorn, Mondi Group Chief Executive, said:
"I am very pleased that Mondi's first set of results as an independent Group shows a substantial recovery in operating profits and reflects an improved operating performance and trading environment across all business areas.
In the second half we expect to see continued pressure from rising input costs and weakness of the US dollar. However, the positive trends in Mondi's key business segments are expected to continue and the Board is confident of achieving good progress for the year as a whole."

1 EBITDA is operating profit of subsidiaries and joint ventures before special items, depreciation and amortisation.
2 Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.
3 Underlying profit before tax is reported profit before tax before special items.
4 The calculation of basic earnings, underlying earnings and headline earnings per share has been based on the actual number of shares issued on admission to the Johannesburg and London stock exchanges of 514,137,127 shares.
5 The Group has presented underlying earnings per share to exclude the impact of special items, in order to present an additional comparise for the periods shown in the combined condensed and consolidated financial statement, and headline earnings per share to exclude the impact of special items apart from demerger costs that have been reflected as special items.
6 Group return on capital employed (ROCE) is an annualised measure based on underlying operating profit plus share of associates net earnings divided by average trading capital employed.

Group Performance Overview
The Group experienced a substantial improvement in operating performance in the first half of 2007, with underlying operating profit of EUR243 million up EUR77 million or 46% on the first half of 2006.
We saw an improved operating performance across the Group and a significant pick up in the trading environment in Mondi Packaging, with price increases achieved across all major paper grades. Mondi Business Paper also benefited from the improved operability of the PM31 paper machine in Merebank, South Africa, as well as modest increases in uncoated woodfree paper pricing. These positive developments were partially offset by significant inflation in fibre

Unterland flexible packaging operations, both subject to regulatory approval. The debt free enterprise valuation of these acquisitions is EUR190 million and EUR74 million respectively. Both these acquisitions are exciting additions to the Mondi Group and strengthen our packaging division in two of its key segments of corrugated and flexibles.
Finalisation of the level of available support from the Polish authorities for the approved EUR350 million 470,000 tonne lightweight recycled containerboard machine and new 250 million m2 per annum corrugated box plant at the Mondi Packaging Paper Swiecie mill in Poland is progressing well. The completion date is estimated to be mid to late 2009.
1 Source FOEX: PIX Packaging Europe Index History
Mondi Business Paper

EUR million	6 months June 2007	6 months June 2006	Half year change %
Segment revenue	966	958	+1
- of which inter -segment revenue	86	75	
EBITDA	149	114	+31
Underlying operating profit	80	46	+74
Capital expenditure	52	84	-38
Net segment assets	2,180	2,157	+1
Return on net segment assets (%) (7)	6.4%	5.0%	+28

The increase in underlying operating profit was largely driven by the significant improvement in the South Africa operations. The operational difficulties experienced in the first half of 2006, following the 2005 rebuild of PM31 in Merebank, have now largely been addressed. The overall restructuring of the South African operations is progressing well.
Uncoated woodfree production was 7.2% higher (continuing operations) than the first half of 2006 supported by good performances at our Slovakian and Russian mills. Total pulp production was up 10%, with the Richards Bay RB720 pulp line operating at improved rates following commissioning in 2005.
The average uncoated woodfree paper price improvements of 5-6% since the beginning of the year were mostly offset by higher pulp input costs at the non-integrated mills, and higher purchased wood costs. The overall fibre cost increase has been mitigated by our own low cost wood resources in South Africa and Russia. Cost savings and profit improvement initiatives contributed EUR37 million during the period.
Further increases in paper prices are required for returns to reach acceptable levels. Whilst industry mill operating rates have improved to over 90% (but traditionally soften as we move into the European summer) we do expect to see further improvement in operating rates post the European summer, helped by some industry plant closure announcements, and the normal post summer pick up in demand.
Mondi Business Paper will be taking usual downtime in the second half for planned maintenance shuts at its major mills. In addition the headbox at the PM31 paper machine will be further modified to ensure optimum performance, which is scheduled to take up to 3 weeks. This will in total result in a capacity reduction of 35,000 tonnes in the second half.
Mondi Business Paper is making good progress in obtaining the necessary operating permits and agreement of governmental support for the approved EUR525 million modernisation and expansion at the Syktyvkar mill in Russia. Planning for the project is progressing well with completion expected by mid 2010.
Mondi Packaging South Africa

EUR million	6 months June 2007	6 months June 2006	Half year change %
Segment revenue	173	185	-6
- of which inter -segment revenue	17	13	
EBITDA	21	21	-
Underlying operating profit	15	15	-
Capital expenditure	14	16	-13
Net segment assets	208	202	+3
Return on net segment assets (%) (7)	17.1%	19.1%	-10

Demand across all business segments has been strong largely due to an increase in local consumption and a good agricultural season. Underlying operating profit was 25% higher in local currency versus the first half of 2006 also benefiting from a good operational performance. However, as a result of the significantly weaker rand exchange rate, this improved result is flat year on year on translation into euro.
The Springs mill optimisation project costing EUR12 million is on track for commissioning in August 2007. The Felixton optimisation project costing EUR25 million, which is due for commissioning in March 2008 is progressing well and will, when complete, enable Felixton to produce lighter weight paper and increase production by 50,000 tonnes of fluting.
Regulatory approval was received on 4 July 2007 for the EUR100 million acquisition of Lenco, a rigid plastics business. Lenco will be consolidated from the beginning of the second half of 2007.
Merchant and Newsprint businesses

working capital. Capital expenditure in the period of EUR139 million was EUR39 million lower than depreciation. Capital expenditure is expected to increase in the second half as several capital projects are scheduled to take place, when a number of the large paper mills take maintenance downtime during the second half.

Mondi has now entered into new borrowing facilities and repaid the intercompany debt owed to its former parent Anglo American plc. As at 30 June 2007, Mondi had committed debt facilities of EUR2,648 million (at an average maturity of 3.7 years) of which EUR1,473 million was undrawn.

Current year outlook

In the second half we expect to see continued pressure from rising input costs and weakness of the US dollar. However the positive trends in Mondi's key business segments are expected to continue and the Board is confident of achieving good progress for the year as a whole.

INDEPENDENT REVIEW REPORT TO MONDI LIMITED

Introduction

We have been instructed by the company to review the financial information of the Mondi Group for the six months ended 30 June 2007 which comprises a combined condensed consolidated income statement, a combined condensed consolidated balance sheet, a combined condensed consolidated cash flow statement, a combined condensed consolidated statement of total recognised income and expense and notes 1 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the basis of preparation set out in Note 1, the JSE Listing Requirements and the requirements of IAS 34 which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding audited financial information except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in International Standards on Review Engagements 2410 - "Review of Interim Financial Information performed by Independent Auditors of the Entity" issued by the IASB. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche
Per C Sagar
Partner
1 August 2007

Note: A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

INDEPENDENT REVIEW REPORT TO MONDI PLC

Introduction

We have been instructed by the company to review the financial information of the Mondi Group for the six months ended 30 June 2007 which comprises a combined condensed consolidated income statement, a combined condensed consolidated balance sheet, a combined condensed consolidated cash flow statement, a combined condensed consolidated statement of total recognised income and expense and notes 1 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Basic EPS (EUR cents)	(7)		31.9
Headline EPS (EUR cents)	(7)		17.3
Underlying EPS (EUR cents)	(7)		22.6

	Reviewed Six months ended 30 June 2006		
EUR million	Before special items	Special items (note 4)	
Group revenue	2,857	-	2,857
Materials, energy and consumables used	(1,458)	-	(1,458)
Variable selling expenses	(278)	-	(278)
Gross margin	1,121	-	1,121
Maintenance and other indirect expenses	(134)	-	(134)
Personnel costs	(447)	-	(447)
Other net operating expenses	(197)	(57)	(254)
Depreciation and amortisation	(177)	-	(177)
Operating profit/(loss) from subsidiaries and joint ventures	166	(57)	109
Net profit/(loss) on disposals	-	(4)	(4)
Net income from associates	4	-	4
Total profit/(loss) from operations and associates	170	(61)	109
Investment income	35	-	35
Interest expense	(80)	-	(80)
Net finance costs	(45)	-	(45)
Profit/(loss) before tax	125	(61)	64
Taxation (charge)/credit	(42)	14	(28)
Profit/(loss) for the financial period/year	83	(47)	36
Attributable to:			
Minority interests	22	-	22
Shareholders of the parent company	61	(47)	14
Pro forma earnings per share (EPS) for profit attributable to equity holders			
Basic EPS (EUR cents)			2.7
Headline EPS (EUR cents)			12.1
Underlying EPS (EUR cents)			11.9

	Audited Year ended 31 December 2006		
EUR million	Before special items	Special items (note 4)	
Group revenue	5,751	-	5,751
Materials, energy and consumables used	(2,960)	-	(2,960)
Variable selling expenses	(558)	-	(558)
Gross margin	2,233	-	2,233
Maintenance and other indirect expenses	(287)	-	(287)
Personnel costs	(874)	-	(874)
Other net operating expenses	(346)	(78)	(424)
Depreciation and amortisation	(349)	-	(349)
Operating profit/(loss) from subsidiaries and joint ventures	377	(78)	299
Net profit/(loss) on disposals	-	(4)	(4)
Net income from associates	5	-	5
Total profit/(loss) from operations and associates	382	(82)	300
Investment income	70	-	70
Interest expense	(147)	-	(147)
Net finance costs	(77)	-	(77)
Profit/(loss) before tax	305	(82)	223
Taxation (charge)/credit	(115)	21	(94)
Profit/(loss) for the financial period/year	190	(61)	129
Attributable to:			
Minority interests	51	-	51
Shareholders of the parent			

The Board has declared an interim ordinary dividend of 2 900 cents per share. This results in a dividend cover ratio of 1:1 on half-year headline earnings and represents an increase of 107% on the 2006 interim dividend.
A preference dividend of 318 cents per preference share was declared and paid in May 2007.

8. PROSPECTS

As a result of the operating difficulties encountered in the first half of the year and their ongoing impact on operational efficiencies refined platinum production for 2007 is expected to be between 2,60 and 2,65 million ounces and for 2008 between 2,80 and 2,95 million ounces.
While the impact of current labour issues, the new approach to safety and lower recovery at Potgietersrust have materially impacted 2007 and will impact 2008, the compound average production growth target of 5% planned by Anglo Platinum to meet growing global demand will be maintained.
Demand for platinum remains firm and supportive of higher prices. Purchases of newly mined platinum for jewellery manufacturing in China have held up well in the face of higher prices, but new metal demand has slowed in the Japanese and US jewellery markets. The increase in China of recycled platinum jewellery and higher US dollar spend are indicators of strong brand support. Platinum demand for autocatalysts remains robust, driven by European demand for catalysts, particulate filters for diesel vehicles and growing Asian automotive production. Industrial demand remains firm, particularly in the glass and petroleum sectors.
Growth in palladium demand for autocatalysts and in industrial applications such as electronics is supported by the relatively low metal price. Interest in palladium for jewellery has spread beyond China to the USA where the lower price makes palladium jewellery increasingly competitive with white gold. Palladium prices are trading in a tight band and remain vulnerable to a change in investor and fund sentiment.
The recently launched Exchange Traded Funds for platinum and palladium have not significantly reduced market liquidity of either metal and their influence on prices has so far been muted.
In addition to the refining and sale of process pipeline stocks accumulated during the first half of 2007, refined platinum production for the second half is expected to be higher than that of the first half. Increased sales volumes and variable metal prices in rand terms are likely to have the most significant effect on earnings in the second half of 2007.

T M F Phaswana	R Havenstein	Johannesburg
(Chairman)	(Chief Executive Officer)	27 July 2007

Declaration of interim ordinary dividend (No. 109)

Notice is hereby given that an interim dividend of 2 900 cents per ordinary share, in the currency of the Republic of South Africa, has been declared in respect of the six months ended 30 June 2007. The dividend is payable to shareholders recorded in the books of the Company at the close of business on Friday, 24 August 2007.
The salient dates for the interim ordinary dividend are as follows:

Salient Dates for South Africa and United Kingdom	2007
Last day to trade (cum dividend)	Friday, 17 August
First day of trading (ex dividend)	Monday, 20 August
Currency conversion date (for sterling payments from London)	Tuesday, 21 August
Record date	Friday, 24 August
Payment date	Monday, 27 August

Share certificates may not be dematerialised or re-materialised and no conversion of preference shares into ordinary shares will be permitted between Monday, 20 August 2007 and Friday, 24 August 2007, both days inclusive, nor may transfers take place between the South African and United Kingdom share registers during this period.
On Monday, 27 August 2007, the dividend will be electronically transferred to the bank accounts of all certificated shareholders where this facility is available. Where electronic fund transfer is either not available or not elected by the shareholder, cheques dated Monday, 27 August 2007 will be posted on that date.
Holders of dematerialised shares will have their accounts credited at their CSDP or broker on Monday, 27 August 2007.
Shareholders registered on the United Kingdom register will be paid the dividend in pounds sterling at the rate of exchange determined on Tuesday, 21 August 2007.
A further announcement stating the rand/sterling conversion rate will be released through the relevant South African and United Kingdom news services on Wednesday, 22 August 2007.
The dividend is payable subject to payment conditions which may be inspected at or obtained from the Company's Johannesburg Office or from its London Secretaries.
By order of the Board

per total Pt oz sold					
Cash operating cost per equivalent Pt oz (excluding ounces from purchased concentrate and associated costs)	(R)		7 200	6 041	6 116
Cash operating cost per refined Pt oz	(R)		7 645	5 672	5 748
Equivalent refined platinum production	(thousands)	(oz)	1 274,0	1 257,4	2 638,6
Gain in ounces indicated by physical stock count	(thousands)	(oz)	9,8	39,9	39,9
Refined platinum production	(thousands)	(oz)	(1 193,7)	(1 344,9)	(2 816,5)
Mining	(thousands)	(oz)	(1 062,7)	(1 199,6)	(2 506,3)
Purchase of concentrate	(thousands)	(oz)	(131,0)	(145,3)	(310,2)
Platinum pipeline movement	(thousands)	(oz)	90,1	(47,6)	(138,0)

Registered Office
55 Marshall Street, Johannesburg, 2001
(P.O. Box 62179, Marshalltown, 2107)
Facsimile +27 11 373-5111
Telephone +27 11 373-6111
south african registrars
Computershare Investor Services 2004 (Pty) Limited
(Registration No. 2004/003647/07)
70 Marshall Street, Johannesburg, 2001
(P.O. Box 61051, Marshalltown, 2107)
Facsimile +27 11 688-5221
Telephone +27 11 370-5000
London Secretaries
Anglo American Services (UK) Ltd,
20 Carlton House Terrace, London, SW1Y 5AN, England
Facsimile +44 207 968-8755
Telephone +44 207 968-8888
united kingdom registrars
Capita IRG plc
The Registry, 34 Beckenham Road,
Beckenham, Kent, BR3 4TU, England
Facsimile +44 208 639-2142
Telephone +44 870 162-3100 (within UK)
+44 208 639-2157 (outside UK)
Detailed results are available on the Internet at:
http://www.angloplatinum.com
E-mail enquiries should be directed to:
traymond@angloplat.com
Directors and Company Secretary
executive directors:
R Havenstein (Chief Executive Officer), J M Halhead (British),
N B Mbazima (Zambian) R G Mills, A M Thebyane, D G Wanblad,
A I Wood (British).
NON-EXECUTIVE DIRECTORS:
T M F Phaswana (Chairman), P M Baum, C B Carroll (American),
R Medori (French), W A Nairn,
A E Redman (British).
INDEPENDENT NON-EXECUTIVE DIRECTORS:
T A Wixley (Deputy Chairman), R M W Dunne (British), B A Khumalo,
T H Nyasulu.
ALTERNATE DIRECTORS: A H Calver (British), C B Sheppard,
P G Whitcutt.
Group Company Secretary: J D Meyer.
Date: 30/07/2007 09:00:11 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi Limited/Mondi plc - Mondi Group - Interim Dividend Exchange Rae

MND/MNP - Mondi Limited/Mondi plc - Mondi Group - Interim Dividend Exchange Rae 2007-08-01
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47
Mondi Group - Interim Dividend Exchange Rate
As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listing requirements and/or the Disclosure and Listing Rules of the United Kingdom Listing Authority.
On 1 August 2007 Mondi Group announced, in its Interim Results announcement, that an interim dividend for 2007 of 7.3 euro cents per ordinary share will be paid to equity holders based on the shareholder registers on 31 August 2007.
Holders other than those within the Lloyds TSB Corporate Nominee will be paid the dividend on 17 September 2007. Holders within the Lloyds TSB Corporate Sponsored Nominee will receive the dividend on 25 September 2007.
Mondi Limited and Mondi plc will pay their respective dividends as follows:
Mondi Limited
Mondi Limited will pay its dividend in South African Rand. The applicable exchange rate is EUR 1 to ZAR 9.8269.
Dividends paid to holders of Depositary Interests and those holders within the Lloyds TSB Corporate Nominee will be paid in Sterling. The exchange rate for this payment will be set on or around the payment date. (Note that there is no currency election).
Mondi plc
Mondi plc will pay its dividend in euro.
However, ordinary shareholders resident in the United Kingdom will receive the dividend in Sterling (unless shareholders have elected to receive their dividend in euro), converted at a rate of EUR 1 to GBP 0.67483.
In addition, shareholders resident in the Republic of South Africa will receive the dividend in South African Rand, converted at a rate of EUR 1 to ZAR 9.8269.
SPONSOR: UBS South Africa (Pty) Ltd
DATE: 1 August 2007
Date: 01/08/2007 17:32:59 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi plc / Mondi Limited - Dealings by directors

RECEIVED 2007-08-02

MND/MNP - Mondi plc / Mondi Limited - Dealings by directors
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47
Dealings by directors
As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.
In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b), we advise of the following:
TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH
Dealings by directors of Mondi Limited and Mondi plc

Name	David Hathorn
Date and place of transaction	1 August 2007, London, UK
Date of notification to issuer	1 August 2007
Nature of transaction	Purchase of shares
Number of shares	11,785
Price paid/received	GBP4.2425 per share
Nature of interest	Direct beneficial

In addition, pursuant to the Co-Investment Plan between David Hathorn and Mondi plc, Mr Hathorn has on 1 August 2007 entered into a commitment to purchase GBP1m in Mondi plc shares from the Mondi Jersey Employee Benefit Trust at the average share price between 3 July 2007 and 3 August 2007 ("the average price"). An initial 215,000 shares have been acquired and the final number of shares acquired will be disclosed following determination of the average price.

Name	Paul Hollingworth
Date and place of transaction	1 August 2007, London, UK
Date of notification to issuer	1 August 2007
Nature of transaction	Purchase of shares
Number of shares	50,000
Price paid/received	GBP4.254831 per share
Nature of interest	Direct beneficial

Name	Colin Matthews
Date and place of transaction	1 August 2007, London, UK
Date of notification to issuer	1 August 2007
Nature of transaction	Purchase of shares
Number of shares	5,825
Price paid/received	GBP4.254831 per share
Nature of interest	Direct beneficial

Name	Sir John Parker
Date and place of transaction	1 August 2007, London, UK
Date of notification to issuer	1 August 2007
Nature of transaction	Purchase of shares
Number of shares	11,750
Price paid/received	GBP4.25 per share
Nature of interest	Indirect beneficial

Name	Anne Quinn
Date and place of transaction	1 August 2007, London, UK
Date of notification to issuer	1 August 2007
Nature of transaction	Purchase of shares
Number of shares	9,401
Price paid/received	GBP4.254831 per share
Nature of interest	Direct beneficial

Name	Matamela Cyril Ramaphosa
Date and place of transaction	1 August 2007, London, UK
Date of notification to issuer	1 August 2007
Nature of transaction	Purchase of shares
Number of shares	7,050

```
Price paid/received              GBP4.254831 per share
Nature of interest               Direct beneficial

Name                             David Williams
Date and place of transaction    1 August 2007, London, UK
Date of notification to issuer   1 August 2007
Nature of transaction            Purchase of shares
Number of shares                 5,000
Price paid/received              GBP4.254831 per share
Nature of interest               Direct beneficial
Dealings by Persons Discharging Managerial Responsibilities
 Name                            Kurt Mitterboeck
Date and place of transaction    1 August 2007, London, UK
Date of notification to issuer   1 August 2007
Nature of transaction            Purchase of shares
Number of shares                 30,000
Price paid/received              GBP4.24 per share
Nature of interest               Direct beneficial
Clearance was obtained prior to the above dealings in securities.
Sponsor: UBS South Africa (Pty) Ltd
Date: 2 August 2007
```

Date: 02/08/2007 16:53:34 Produced by the JSE SENS Department.

JSE News Service (SENS)

MND: MND / MNP - Mondi - Director dealings in shares

2007-08-07

MND / MNP - Mondi - Director dealings in shares
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47
Director dealings in shares
As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.
In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b), we advise of the following:

1. Conditional award of shares under the Mondi Long Term Incentive Plan granted to directors of Mondi Limited and Mondi plc

Name	David Hathorn
Date and place of transaction	6 August 2007, South Africa
Date of notification to issuer	6 August 2007
Type of option	Long Term Incentive Plan
Number of shares	84,336
Option price	Nil cost award
Vesting date	After the announcement of the final results for 2009 in early 2010
Performance conditions	One third TSR measured over the period from 3 July 2007 to 31 December 2009, one third ROCE and one third EPS both measured over the 3 financial years ending 31 December 2009

2. Conditional award of shares under the Mondi Bonus Share Plan granted to the Company Secretary of Mondi Limited

Name	Philip Laubscher
Date and place of transaction	6 August 2007, South Africa
Date of notification to issuer	6 August 2007
Type of option	Bonus Share Plan
Number of shares	2,941
Option price	Nil cost award
Vesting date	After the announcement of the final results for 2009 in early 2010

3. Conditional transitional award of shares granted to the Company Secretary of Mondi Limited

Name	Philip Laubscher
Date and place of transaction	6 August 2007, South Africa
Date of notification to issuer	6 August 2007
Type of option	Transitional Award
Number of shares	1,035
Option price	Nil cost award
Vesting date	After the announcement of the final results for 2008 in early 2009

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro 0.20 EACH

1. Conditional awards of shares under the Mondi Long Term Incentive Plan granted to directors of Mondi Limited and Mondi plc, the Company Secretary of Mondi plc and Persons Discharging Managerial Responsibility

Name	Position	Number of Shares
Guenther Hassler	PDMR	111,605
David Hathorn	Director	191,407
Paul Hollingworth	Director	116,380
Carol Hunt	Company Secretary	22,414
Andrew King	PDMR	64,656
Kurt Mitterboeck	PDMR	87,192

Peter Oswald	PDMR	111,605
Mervyn Walker	PDMR	85,345

Date and place of transaction: 6 August 2007, London
Date of notification to issuer: 6 August 2007
Type of option: Long Term Incentive Plan
Option price: Nil cost award
Vesting date: After the announcement of the final results for 2009 in early 2010
Performance conditions: One third TSR measured over the period from 3 July 2007 to 31 December 2009, one third ROCE and one third EPS both measured over the 3 financial years ending 31 December 2009

2. Conditional awards of shares under the Mondi Bonus Share Plan granted to directors of Mondi Limited and Mondi plc, the Company Secretary of Mondi plc and Persons Discharging Managerial Responsibility

Name	Position	Number of Shares
Guenther Hassler	PDMR	20,861
David Hathorn	Director	59,677
Paul Hollingworth	Director	14,422
Carol Hunt	Company Secretary	1,167
Andrew King	PDMR	13,012
Kurt Mitterboeck	PDMR	16,403
Peter Oswald	PDMR	39,707
Mervyn Walker	PDMR	11,476

Date and place of transaction: 6 August 2007, London
Date of notification to issuer: 6 August 2007
Type of option: Bonus Share Plan
Option price: Nil cost award
Vesting date: After the announcement of the final results in 2010

3. Conditional transitional award of shares granted to directors of Mondi Limited and Mondi plc and Persons Discharging Managerial Responsibility

Name	Position	Number of Shares
Guenther Hassler	PDMR	8,595
David Hathorn	Director	152,017
Andrew King	PDMR	5,050
Kurt Mitterboeck	PDMR	8,540
Peter Oswald	PDMR	13,351

Date and place of transaction: 6 August 2007, London
Date of notification to issuer: 6 August 2007
Type of option: Transitional Award
Option price: Nil cost award
Vesting date: After the announcement of the final results for 2008 in early 2009

4. Conditional retention awards of shares granted to directors of Mondi Limited and Mondi plc, the Company Secretary of Mondi plc and Persons Discharging Managerial Responsibility

Name	Position	Number of Shares
Guenther Hassler	PDMR	293,476
Carol Hunt	Company Secretary	28,018
Kurt Mitterboeck	PDMR	232,151
Peter Oswald	PDMR	334,139

Date and place of transaction: 6 August 2007, London
Date of notification to issuer: 6 August 2007
Type of option: Retention Bonus Award
Option price: Nil cost award
Vesting date: 3 July 2009

Name	Position	Number of Shares
Paul Hollingworth	Director	126,078
Mervyn Walker	PDMR	92,457

Date and place of transaction: 6 August 2007, London
Date of notification to issuer: 6 August 2007
Type of option: Retention Bonus Award
Option price: Nil cost award
Vesting date: 50% on 3 July 2008 and 50% on 3 July

2009

Name	Position	Number of Shares
Andrew King	PDMR	96,984

Date and place of transaction 6 August 2007, London
Date of notification to issuer 6 August 2007
Type of option Retention Bonus Award
Option price Nil cost award
Vesting date 26,940 shares on 6 August 2007 and 70,044 shares on 3 July 2009

5. Co-Investment Plan between David Hathorn, director, and Mondi plc
Subsequent to the announcement made on 2 August 2007 notifying Mr Hathorn's commitment, on 1 August 2007, to purchase GBP1m in Mondi plc shares from the Mondi Jersey Employee Benefit Trust at the average share price between 3 July 2007 and 3 August 2007 ("the average price"), it is confirmed that the average price per share was 464p resulting in an acquisition of 215,518 shares.
The requisite approval for the granting of the awards has been obtained.
Date: 07/08/2007 17:46:35 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi Limited Mondi Plc - Dealings by Directors

MND/MNP - Mondi Limited Mondi Plc - Dealings by Directors 2007-08-15
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47
Dealings by directors of Mondi Limited and Mondi plc
As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.
In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b), we advise of the following:
TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Name	Paul Robert Hollingworth
Date and place of transaction	15 August 2007, London, UK
Date of notification to issuer	15 August 2007
Nature of transaction	Purchase of Shares
Number of shares	30,000
Price paid/received	GBP4.335 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.
15 August 2007
Date: 15/08/2007 15:00:01 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi Group - Half-Yearly Report 2007

MND / MNP - Mondi Group - Half-Yearly Report 2007 2007-08-16
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47
Mondi Group - Half-Yearly Report 2007
As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listing requirements and/or the Disclosure and Listing Rules of the United Kingdom Listing Authority.
Copies of Mondi Group's Half-Yearly Report 2007 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel no. 020 7066 1000
Copies of the Half- Yearly Report 2007 will shortly be available for inspection on the Company website at www.mondigroup.com
15 August 2007
Date: 16/08/2007 08:40:47 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi - Dealings By Directors Of Mondi Limited And Mondi Plc

MND / MNP - Mondi - Dealings By Directors Of Mondi Limited And Mondi Plc 2007-08-16

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

Dealings by directors of Mondi Limited and Mondi plc

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b), we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro 0.20 EACH

Name	David Andrew Hathorn
Date and place of transaction	15 August 2007, London, UK
Date of notification to issuer	16 August 2007
Nature of transaction	Purchase of Shares
Number of shares	23,115
Price paid/received	GBP4.32589 per share
Nature of interest	Indirect Beneficial

Clearance was obtained prior to the above dealings in securities.

16 August 2007

Sponspr: UBS Warburg

Date: 16/08/2007 14:00:08 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi Limited / Mondi plc - Dealings by persons discharging manageril

MND/MNP - Mondi Limited / Mondi plc - Dealings by persons discharging manageril responsibility 2007-08-17

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47

Dealings by Persons Discharging Managerial Responsibility

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Name	Peter Oswald
Date and place of transaction	16 August 2007, London, UK
Date of notification to issuer	16 August 2007
Nature of transaction	Purchase of Shares
Number of shares	3,000 at GBP4.1439 per share
	3,000 at GBP4.1469 per share
	4,000 at GBP4.1335 per share
	4,000 at GBP4.0966 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.

16 August 2007

Date: 17/08/2007 10:00:01 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi Limited/Mondi plc - Dealings by Persons Discharging Managerial

MND/MNP - Mondi Limited/Mondi plc - Dealings by Persons Discharging Managerial Responsibility 2007-08-17

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47

Dealings by Persons Discharging Managerial Responsibility

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a), we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Name	Peter Oswald
Date and place of transaction	17 August 2007, London, UK
Date of notification to issuer	17 August 2007
Nature of transaction	Purchase of Shares
Number of shares	5,000 at GBP4.0033 per share
	5,000 at GBP3.9989 per share
	4,424 at GBP4.0293 per share
Nature of interest	Direct Beneficial

TRANSACTIONS IN MONDI LIMITED ORDINARY SHARES OF ZAR0.20 EACH

Dealings by Persons Discharging Managerial Responsibility

Name	Peter Oswald
Date and place of transaction	17 August 2007, London, UK
Date of notification to issuer	17 August 2007
Nature of transaction	Disposal of Shares
Number of shares	200
Price paid/received	GBP4.01 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.

17 August 2007

Date: 17/08/2007 17:00:03 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi - Dealings By Persons Discharging Managerial Responsibility

MND / MNP - Mondi - Dealings By Persons Discharging Managerial Responsibility 2007-08-20

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

Dealings by Persons Discharging Managerial Responsibility

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro 0.20 EACH

Name	Peter Oswald
Date and place of transaction	17 August 2007, London, UK
Date of notification to issuer	20 August 2007
Nature of transaction	Purchase of Shares
Number of shares	5,000
Price paid/received	GBP3.9994 per share
Nature of interest	Direct Beneficial
Name	Peter Oswald
Date and place of transaction	20 August 2007, London, UK
Date of notification to issuer	20 August 2007
Nature of transaction	Purchase of Shares
Number of shares	5,000
Price paid/received	GBP4.3114 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.
20 August 2007
Sponsor: UBS Warburg
Date: 20/08/2007 17:00:08 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi Limited / Mondi plc - Notification of major interests in share

MND/MNP - Mondi Limited / Mondi plc - Notification of major interests in share 2007-08-30
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47
Notification of Major Interests in Shares
As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and London Stock Exchange of matters required to be disclosed under the JSE listing requirements and/or the Disclosure and Listing Rules of the United Kingdom Listing Authority.

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Mondi plc

2 Reason for notification (yes/no)
An acquisition or disposal of voting rights: Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
An event changing the breakdown of voting rights:
Other (please specify):

3 Full name of person(s) subject to the notification obligation:
AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies

4 Full name of shareholder(s) (if different from 3.):

5 Date of the transaction (and date on which the threshold is crossed or reached if different):
27/08/2007

6 Date on which issuer notified:
28/08/2007

7 Threshold(s) that is/are crossed or reached:
5%

8 Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction				
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	No. of voting rights - Indirect	% Voting rights - Direct	% Voting rights - Indirect
GB00B1CRLC47	15,946,616	3,452,214	3,452,214	15,606,958	0.94	4.25

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
19,059,172	5.19

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of Company / Fund	Direct or Indirect Holding	Number of Shares	% of Issued Share Capital
Sun Life Unit Assurance Ltd A/c X	Direct	157,500	0.04289
Sun Life Unit Assurance Ltd	Direct	186,250	0.05072

AXA UK Investment Co ICVC Distribution Fund	Indirect	18,750	0.00511
Sun Life Pensions Management Ltd	Direct	51,044	0.01390
Sun Life Pensions Management Ltd A/c	Direct	212,500	0.05786
AXA UK Group Pension Scheme	Indirect	90,000	0.02451
AXA Financial, Inc	Indirect	14,674,568	3.99590
AXA Colonia Konzern	Direct	1,353	0.00037
Sun Life International (IOM) Ltd	Direct	100,000	0.02723
AXA France	Indirect	10,852	0.00296
AXA Rosenberg	Indirect	68,104	0.01854
AXA Financial, Inc	Indirect	580,790	0.15815
Sun Life Pensions Management Ltd	Direct	427	0.00012
Sun Life Unit Assurance Ltd LTAV UK Equity	Direct	74,075	0.02017
Sun Life Unit Assurance Ltd ABL High Alpha	Direct	188,825	0.05142
Sun Life Unit Assurance Ltd FTSE All Share Tracker	Direct	66,990	0.01824
Sun Life Pensions Management LTAV UK Equity	Direct	334,070	0.09097
Sun Life Pensions Management ABL High Alpha	Direct	933,300	0.25414
Sun Life Pensions Management FTSE All Share Tracker	Direct	333,055	0.09069
AXA Framlington Trustees for Roman Catholics	Indirect	15,000	0.00408
AXA Framlington London Scottish Pension Fund	Indirect	6,250	0.00170
AXA Framlington City of Warren Retirement	Indirect	2,500	0.00068
AXA Framlington St James Place Exempt (Pens) Fund	Indirect	29,250	0.00796
AXA Framlington St James Place Net (Life) Fund	Indirect	32,750	0.00892
AXA Framlington St James Place Offshore Fund	Indirect	10,000	0.00272
AXA Framlington Daimler Chrysler	Indirect	14,108	0.00384
AXA Framlington Framlington Income & Capital	Indirect	11,250	0.00306
AXA Framlington Managed Growth	Indirect	7,500	0.00204
AXA Framlington Managed Balanced	Indirect	30,000	0.00817
Framlington Onshore Private Clients	Indirect	5,286	0.00144
AXA Winterthur	Direct	245,090	0.06674
ASL With Profit Transition Fund	Direct	307,760	0.08380
SLAS With Profit Transition	Direct	259,975	0.07079

Total Direct	3,452,214	0.94004%
Total Indirect	15,606,958	4.24979%
Total	19,059,172	5.18983%

Proxy Voting:

10 Name of the proxy holder:
N/A
11 Number of voting rights proxy holder will cease to hold:
N/A
12 Date on which proxy holder will cease to hold voting rights:
N/A
13 Additional information:
14 Contact name:
Jenny Peterkin
15 Contact telephone number:
01932 826368

Date: 30/08/2007 13:00:01 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi Limited/Mondi plc - Completes its acquisition of its majority

MND/MNP - Mondi Limited/Mondi plc - Completes its acquisition of its majority stake in Tire Kutsan and 100% of Unterland Flexible Packaging 2007-09-05

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

Mondi completes its acquisition of its majority stake in Tire Kutsan and 100% of Unterland Flexible Packaging

London, 4 September 2007

Mondi Group ('Mondi') is pleased to announce that it has completed the transactions to acquire a majority interest in Tire Kutsan, a Turkish corrugated packaging and containerboard business, and 100% of Unterland Flexible Packaging, a consumer flexibles business based in Austria. These two acquisitions were originally announced on 6 July 2007.

In compliance with Turkish legal requirements, Mondi will now apply to the Capital Markets Board in Turkey to make a mandatory tender offer for the remaining shares in Tire Kutsan on the Istanbul Stock Exchange.

-Ends-

For further information, please contact:
Mondi Group
Paul Hollingworth
Phone: +44 (1932) 826 326
Financial Dynamics
Richard Mountain
Phone: +44 (0) 20 7269 7186

Notes to Editors:

About Tire Kutsan

Founded in 1972, Tire Kutsan, which is based in the district of Tire, Izmir, in Turkey, is an integrated manufacturer of containerboard and corrugated box products. It had revenues of approximately US$154 million in 2006, which excludes the full impact of recent acquisitions and a greenfield expansion (completed in late 2006/early 2007). It has a leading position in the Turkish market for containerboard and corrugated boxes, with 8 production locations and approximately 1,100 employees.

About Unterland

Founded in 1959, Unterland operates a large single production facility for the manufacture of high quality polyethylene and polypropylene films near Kufstein in Austria. Unterland has approximately 400 employees and had revenues of approximately Euro129 million in 2006.

About Mondi

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products.

Mondi has production operations in 112 locations across 34 countries and averaged approximately 34,000 employees in 2006.

Date: 05/09/2007 08:00:02 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi Signs Contract For New Lightweight Recycled Containerboard

MND/MNP - Mondi Signs Contract For New Lightweight Recycled Containerboard Machine 2007-09-18

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47

Mondi signs contract for new lightweight recycled containerboard machine

As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listing requirements and/or the Disclosure and Listing Rules of the United Kingdom Listing Authority.

Mondi Group ('Mondi') is pleased to announce that it has signed the delivery contract with Metso for a new lightweight recycled containerboard machine with a production capacity of up to 470,000 tonnes a year.

The signing of the contract is the latest stage in the project announced earlier in 2007 to invest in a new lightweight recycled containerboard machine in Emerging Europe.

Subject to agreement on the level of available governmental support, the machine is expected to be sited either at the Swiecie mill in Poland or at the Steti mill in the Czech Republic. If it is decided to locate the machine at Swiecie, it is planned that it will be owned and operated by Mondi Packaging Paper Swiecie S.A., a 66 per cent held subsidiary.

The project will also include a new corrugated box plant with a capacity of up to 250 million m2 per annum board production. The total investment is estimated at Euro 350m and the project is due for completion in June 2009.

The new machine is expected to be the clear cost leader in Europe, combining the benefits of the low operating cost environment in Emerging Europe with the synergy benefits that come from utilising the infrastructure of an existing mill and supporting sales and distribution structures. Furthermore, it will offer exposure to the high growth lightweight containerboard segment, supported by the fast growing manufacturing sector in Emerging Europe.

18 September 2007
JSE Sponsor: UBS

For more information contact:
Mondi Packaging
Wolfgang Brunner
Phone: +43 1 795 29 4983
Mondi plc
Lisa Attenborough
Phone: +44 1932 826300

About Mondi Packaging

Mondi Packaging, a member of the Mondi group, is a global paper and plastic packaging group. The company is active in the corrugated, bag and flexibles businesses and is a packaging specialist for containerboard, corrugated packaging solutions, kraft paper, industrial bags, extrusion coating, release liners and consumer flexibles solutions.

Mondi Packaging has more than 90 production facilities in over 30 countries. Its 16,000 employees are dedicated to developing customized packaging solutions for optimum protection and promotion of its customers' products.

About Mondi

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro 5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products. Mondi has production operations in 112 locations across 34 countries and averaged approximately 34,000 employees in 2006.

Date: 18/09/2007 14:33:40 Produced by the JSE SENS Department.

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completeness of the information published on SENS. The JSE, their officers,
employees and agents accept no liability for (or in respect of) any direct,
indirect, incidental or consequential loss or damage of any kind or nature,
howsoever arising, from the use of SENS or the use of, or reliance on,
information disseminated through SENS.
```

MNP: MND/MNP - Mondi - Dealings by persons discharging managerial responsibility

MND/MNP - Mondi - Dealings by persons discharging managerial responsibility 2007-10-08
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47
Dealings by Persons Discharging Managerial Responsibility
As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.
In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise of the following:
TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Name	Kurt Mitterboeck
Date and place of transaction	5 October 2007, London, UK
Date of notification to issuer	8 October 2007
Nature of transaction	Purchase of Shares
Number of shares	20,000 at GBP4.25 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.
Sponsor: UBS South Africa
8 October 2007
Date: 08/10/2007 15:26:01 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi Group Organisational Review

2007-10-18

MND / MNP - Mondi Group Organisational Review
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

MONDI GROUP ORGANISATIONAL REVIEW

As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

JOHANNESBURG / LONDON, 18 October 2007 - Mondi Group today announces a new organisation structure, after a review commenced following Mondi's listing as an independent business in July 2007. The changes are designed to ensure that Mondi continues to eliminate duplication, simplify processes and align its business model across the Group.

From 1 January 2008, in place of the current Mondi Packaging and Mondi Business Paper Business Units, there will be a Europe & International Division and a South Africa Division.

The new Europe & International Division will comprise the existing Mondi Packaging and Mondi Business Paper businesses outside South Africa. It will be headed by Peter Oswald, the current CEO of Mondi Packaging. Gunther Hassler, the current CEO of Mondi Business Paper, has decided to leave Mondi to pursue other opportunities when the transition to the new organisation structure is complete. Within Europe, paper-making operations will be headed by Peter Machacek, who will join the Group Executive Committee, reporting to Peter Oswald.

The new South Africa Division will principally comprise the existing Mondi Business Paper South Africa business. It will be headed by Ron Traill, the current MD of the Steti mill in the Czech Republic, who will succeed Otto Pichler, who is returning to Europe in early 2008.

The reporting lines for Mondi Packaging South Africa, Mondi Shanduka Newsprint, Aylesford Newsprint and Europapier will remain as at present.

Commenting on the new organisational structure, David Hathorn, Mondi Group CEO, said:

"The new organisation structure will enable Mondi to improve both effectiveness and efficiency, by eliminating duplication across the Group at all levels.

"Within the new structure, we will continue to pursue our strategy of focusing on our strengths in selected paper and packaging segments and concentrating our growth on opportunities which offer cost and market advantages, particularly in emerging economies."

For more information, please contact:

Financial Dynamics
Richard Mountain
Phone: + 44 20 7269 7186
Louise Brugman
Phone: + 27 11 214 2415
Mondi Group
Paul Hollingworth
Phone: + 44 1932 826326
Lisa Attenborough
Phone: + 44 1932 826300
Wolfgang Brunner
Phone: + 43 1 79529 4983

About Mondi Group

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro 5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper, to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products.

Mondi has production operations in 113 locations across 35 countries and

approximately 33,000 employees.
Date: 18/10/2007 14:30:01 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi Limited/Mondi Plc - Transactions in Mondi Limited ordinary

MND/MNP - Mondi Limited/Mondi Plc - Transactions in Mondi Limited ordinary shares of ZAR0.20 each 2007-10-25

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi Plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47

TRANSACTIONS IN MONDI LIMITED ORDINARY SHARES OF ZAR0.20 EACH

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise of the following:

Dealings by a Company Secretary

Name	Carol Hunt
Date and place of transaction	23 October 2007, London, UK
Date of notification to issuer	25 October 2007
Nature of transaction	Sale of shares held in the form of Depositary Interests
Number of shares	7 at GBP4.6636 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.

Please note that clearance was received and the instruction to sell given during an open period but, due to the sale being made via a postal dealing service, postal strikes in the UK delayed the sale and notification.

Date: 25/10/2007 13:30:01 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi Limited/Mondi Plc - Notification of major interests in shares

MND/MNP - Mondi Limited/Mondi Plc - Notification of major interests in shares 2007-11-07
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi Plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47
Notification of Major Interests in Shares
As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE Listings Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.
Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Mondi plc
Reason for notification (yes/no)
An acquisition or disposal of voting rights: Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
An event changing the breakdown of voting rights:
Other (please specify):_____________
Full name of person(s) subject to the notification obligation:
Legal & General Group Plc (L & G)
Full name of shareholder(s) (if different from 3.):
Legal & General Assurance (Pensions Management) Limited (PMC)
Date of the transaction (and date on which the threshold is crossed or reached if different):
17/10/07
Date on which issuer notified:
06/11/07
Threshold(s) that is/are crossed or reached:
From 3% to 4% (L&G)
Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN Code	Situation previous to the triggering transaction	Resulting situation after the triggering transaction		
	No. of Shares / No. of Voting Rights	No. of shares - Direct	No. of voting rights - Direct	% Voting rights - Direct
Ord EUR 0.2	14,488,408	14,725,872	14,725,872	4.00

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,725,872	4.00

Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (14,725,872- 4.00% = LGAS, LGPL & PMC)
Legal & General Investment Management Legal & General

(Holdings) Limited (Direct) (LGIMHD) (12,970,858 -3.53%=PMC)	Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (12,970,858 - 3.53 % = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
Name of the proxy holder:
N/A
Number of voting rights proxy holder will cease to hold:
N/A
Date on which proxy holder will cease to hold voting rights:
N/A
Additional information:
Notification using the total voting rights figure of 367,240,805.
Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to L&G in the form of an in-specie transfer.
Contact name:
Carol Hunt
Contact telephone number:
01932 826366
Date: 07/11/2007 11:00:01 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi Limited/ Mondi Plc - Notice of interim management statement

MND / MNP - Mondi Limited/ Mondi Plc - Notice of interim management statement 2007-11-08

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi Plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

NOTICE OF INTERIM MANAGEMENT STATEMENT

Mondi Group will announce an Interim Management Statement on Wednesday 14 November 2007.

For further information please contact:
Financial Dynamics
Richard Mountain / Sophie Kernon +44 (0)20 7269 7121

8 November 2007
Sponsor: UBS South Africa

Date: 08/11/2007 13:34:04 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi - Appointment Of Joint Corporate Broker

MND / MNP - Mondi - Appointment Of Joint Corporate Broker 2007-11-12
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47
As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.
MONDI GROUP
APPOINTMENT OF JOINT CORPORATE BROKER
Mondi Group today announces that it has appointed Merrill Lynch as the Group's joint corporate broker, to work alongside its existing corporate broker UBS.
12 November 2007
Sponsor: UBS Warburg
Date: 12/11/2007 15:50:01 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi Limited - Interim management statement

MND/MNP - Mondi Limited - Interim management statement
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47
Mondi Group: Interim Management Statement

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

This statement provides an update on the Group's progress since the half year, based on trading up to 14th November and precedes the announcement on 28th February 2008 of full year results for the year ending 31st December 2007.

Group Overview

The positive trends and trading momentum of the first half have continued into the second half particularly in Mondi Packaging and price increases have been achieved in Mondi Business Paper in line with expectations.

Divisional Overview

Mondi Packaging

Mondi Packaging has continued to benefit from an improved trading environment. Packaging paper volumes and prices have continued to increase and trade above prior year in all major paper grades. As expected, while paper prices have continued to increase, there are signs that prices are now leveling off, albeit at good levels. The paper supply demand balance remains favourable with ongoing growth in demand (particularly in emerging markets) and only limited new capacity expected until 2009. Although price increases in downstream converting have kept pace with input cost pressures (mainly paper), we continue to seek further price increases.

Mondi Business Paper

Sales volumes in the second half are likely to be lower than the comparable period as Mondi took additional downtime due to softness in order intake over the summer period (as a result of de-stocking across the distribution channels) resulting in a production reduction of circa 75,000 tonnes versus 35,000 tonnes as previously indicated. However, order intake has now picked up and selling prices have continued to rise with an October price increase of circa 3-4% realised. Following the recent capacity closures in the industry, the supply demand balance in Europe continues to improve with reasonable demand growth (particularly in emerging markets) and no significant new capacity is expected until 2009/10. The headbox of the PM31 paper machine (located at Merebank, South Africa) was successfully modified. The recent forest fires in South Africa, the worst in recent history, saw around 13,000 hectares of Mondi forest affected for which the likely cost to the group is expected to be circa Euro5m.

Mondi Packaging South Africa (MPSA)

The second half is the seasonally stronger period for MPSA and this, coupled with the consolidation of the Lenco acquisition from 4th July 2007 should see results in the second half in local currency well up on the first half.

Merchant and Newsprint

At Europapier, the favourable demand and pricing environment in the first half have continued into the second half. At Aylesford Newsprint results have benefited from lower input costs and at Shanduka Newsprint volumes and pricing remain firm.

Input Costs and Currency

Following the sharp increase in external fibre costs (wood, pulp and recycled fibre) in the first half, fibre costs are now more stable. However, given Mondi's Russian and South African wood resources, we are better able to mitigate the impact of wood cost inflation on the Group. The continued weakness of the US dollar has led to an increase in imports and a reduction in exports for most paper grades. However the lower net export dependency of UCWF and Containerboard (circa 5% versus 20% for most coated and graphic paper grades) will limit the impact of the weak dollar. Importantly, our results continue to benefit from Mondi's ongoing focus on cost reductions, productivity improvements and our emerging market focus which provides higher growth at a competitive cost. As at 30th June 2007 circa 61% of Mondi's asset base was in emerging markets.

Restructuring

In line with Mondi's continued programme of reviewing and rationalizing its

operating base, Mondi Packaging will book a circa Euro25m restructuring charge (of which Euro20m will be a cash cost) in the second half (to be taken against underlying operating profits) which will see 6 converting plants in Western Europe closed or downsized and around 350 jobs cut. The payback on the restructuring charge should be within two years.

On 18th October 2007 Mondi announced an organisational change, the effect of which will be improved effectiveness and efficiency by eliminating duplication across the Group. The main change with effect from 1st January 2008, will be to replace the current Mondi Packaging and Mondi Business Paper Business Units with a Europe and International Division and a South African Division. The costs of this restructuring, which will see a reduction in overhead costs, have not yet been finalised but are not expected to be significant in 2007, with further costs in 2008 being offset by reduced overheads in the same year.

Major Projects

Good progress continues to be made on the new 470,000 tonne recycled containerboard machine and related Box plant (likely to be located at Swiecie in Poland) at a total estimated cost of Euro350m. The main machine orders have now been placed and we remain on track for completion in the second half of 2009. We anticipate this machine will have the lowest operating cost of its type.

The project to modernise our Russian mill at an estimated cost of Euro525m is also making good progress and remains on schedule for completion during 2010. Key value drivers of this project are to lower our cost base in Russia, improve efficiency, increase energy production and revenue by selling surplus energy to the grid as well as providing some extra capacity (both pulp and paper) for the strongly growing domestic market.

These projects will further strengthen Mondi's exposure to emerging markets and will be financed from internal cash generation. Both provide exciting growth prospects for the group.

Acquisitions

A key part of Mondi's strategy is to grow by acquisition. To this end, several acquisitions have been completed this year, Lenco, Unterland and Tire Kutsan (which resulted in Mondi becoming the leading corrugated player in emerging Europe).

The impact of recent acquisitions in the second half is likely to be marginally earnings dilutive (post tax) as the initial profit contribution is more than offset by the related finance charges. We anticipate that these businesses will be earning accretive in 2008 as they are integrated into Mondi and deliver on their potential.

Borrowings and Finance Charges

Group borrowings, as expected, will increase in the second half as the rate of capital expenditure picks up (several capital projects were completed during scheduled summer maintenance shuts at the major paper mills) and the Group has completed several acquisitions (primarily Tire Kutsan, Unterland and Lenco) with a combined debt free enterprise value of Euro364m.

Interest rates have also risen, particularly in South Africa where the Reserve Bank bench mark repurchase base rate has increased by 150 basis points from 9.0% in May to 10.5% currently.

The net result of higher borrowings and interest rates is that finance charges in the second half will be significantly up on the first half.

Summary

Mondi's performance continues to improve reflecting our favourable product mix, emerging market exposure and competitive cost position. Overall, despite booking a circa Euro25m second half restructuring charge, Mondi anticipates good progress for the year as a whole with earnings in line with management expectations.

Contact details:

Mondi Group

David Hathorn	+27 11 638 2231
Paul Hollingworth	01932 826 326
Financial Dynamics	
Richard Mountain	020 7269 7186 / 07909 684466
Louise Brugman	+27 11 214 2415 / +27 83 504 1186

A conference call with David Hathorn and Paul Hollingworth will take place on 14 November 2007 at 9.00am GMT. To obtain dial-in details please call Elaine Ryman at Financial Dynamics on 020 7269 7121. The call will be recorded and a replay service will be available later on 14 November 2007.

14 November 2007

Sponsor: UBS

Date: 14/11/2007 09:00:36 Produced by the JSE SENS Department.

employees and agents accept no liability for (or in respect of) any direct, indirect, incidental or consequential loss or damage of any kind or nature, howsoever arising, from the use of SENS or the use of, or reliance on, information disseminated through SENS.

MND: MND/MNP - Mondi Limited - Dealings by persons discharging managerial

MND/MNP - Mondi Limited - Dealings by persons discharging managerial responsibility 2007-11-21

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

Dealings by Persons Discharging Managerial Responsibility

Name	Peter Oswald
Date and place of transaction	19 November 2007, London, UK
Date of notification to issuer	21 November 2007
Nature of transaction	Purchase of Shares
Number of shares	10,000 at GBP4.02 per share
Nature of interest	Direct Beneficial
Name	Peter Oswald
Date and place of transaction	20 November 2007, London, UK
Date of notification to issuer	21 November 2007
Nature of transaction	Purchase of Shares
Number of shares	10,000 at GBP3.9275 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities

21 November 2007
Sponsor: UBS South Africa
Date: 21/11/2007 13:30:01 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi Limited/Mondi Plc - Dealings in securities

MND/MNP - Mondi Limited/Mondi Plc - Dealings in securities 2007-11-22
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47
Dealings In Securities
As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.
In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b) we advise of the following:
TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH
Dealings by directors of Mondi Limited and Mondi plc

Name	David Hathorn
Date and place of transaction	21 November 2007, London, UK
Date of notification to issuer	21 November 2007
Nature of transaction	Purchase of Shares
Number of shares	10,000 at GBP3.7675 per share
Nature of interest	Indirect Beneficial

Dealings by Persons Discharging Managerial Responsibility

Name	Peter Oswald
Date and place of transaction	21 November 2007, London, UK
Date of notification to issuer	21 November 2007
Nature of transaction	Purchase of Shares
Number of shares	10,000 at GBP3.77 per share
Nature of interest	Direct Beneficial
Name	Peter Oswald
Date and place of transaction	22 November 2007, London, UK
Date of notification to issuer	22 November 2007
Nature of transaction	Purchase of Shares
Number of shares	10,000 at GBP3.6877 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities
22 November 2007
Sponsor: UBS South Africa
Date: 22/11/2007 14:58:01 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi - Investor And Analyst Site Visit

MND / MNP - Mondi - Investor And Analyst Site Visit 2007-11-27
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47
As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.
27 November 2007
MONDI GROUP
INVESTOR AND ANALYST SITE VISIT
Mondi Group will, today (Tuesday) and tomorrow (Wednesday), be hosting a site visit for analysts and investors to two of its major paper mills in Swiecie, Poland and Ruzomberok, Slovakia.
The purpose of this visit is to see first hand the quality of Mondi's asset base in emerging markets and get a business overview of Mondi's operations from management. Following the Interim management statement issued on 14th November no further trading update will be given.
Presentations made will be available to view on Mondi's website at www.mondigroup.com on the day of the visits.
For further information contact:
Financial Dynamics
Richard Mountain +44 (0) 207 269 7121
+44 (0) 7909 68 44 66 (m)
Date: 27/11/2007 09:00:13 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi - Dealings by directors

Mondi Limited 2007-11-27
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b), we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro 0.20 EACH
Dealings by directors of Mondi Limited and Mondi plc

Name	Paul Robert Hollingworth
Date and place of transaction	27 November 2007, London, UK
Date of notification to issuer	27 November 2007
Nature of transaction	Purchase of Shares
Number of shares	20,000 at GBP3.948541 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.
27 November 2007
Sponsor: UBS South Africa
Date: 27/11/2007 12:45:01 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi - Dealings By Directors Of Mondi Limited And Mondi Plc

MND / MNP - Mondi - Dealings By Directors Of Mondi Limited And Mondi Plc 2007-11-29

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b), we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro 0.20 EACH

Dealings by directors of Mondi Limited and Mondi plc

Name	David Hathorn
Date and place of transaction	28 November 2007, London, UK
Date of notification to issuer	29 November 2007
Nature of transaction	Purchase of Shares
Number of shares	10,000 at GBP3.85 per share
Nature of interest	Indirect Beneficial

Clearance was obtained prior to the above dealing in securities.

Date: 29/11/2007 17:01:57 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi - Dealings by Persons Discharging Managerial Responsibility

MND / MNP - Mondi - Dealings by Persons Discharging Managerial Responsibility 2007-11-30

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro 0.20 EACH

Dealings by Persons Discharging Managerial Responsibility

Name	Peter Oswald
Date and place of transaction	27 November 2007, London, UK
Date of notification to issuer	29 November 2007
Nature of transaction	Purchase of Shares
Number of shares	20,000 at GBP3.8418 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.

Date: 30/11/2007 12:36:36 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi/Mondi Plc - Transactions in Mondi Plc ordinary shares of

MND/MNP - Mondi/Mondi Plc - Transactions in Mondi Plc ordinary shares of Euro0.20 each 2007-12-06
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi Plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47
TRANSACTIONS IN MONDI Plc ORDINARY SHARES OF Euro0.20 EACH
Dealings by Persons Discharging Managerial Responsibility
As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.
The notification of Director/PDMR Shareholding issued on 30 November 2007 relating to a share purchase by Peter Oswald should have read 10,000 shares at GBP3.8418 per share and not 20,000 as stated.
Date: 06/12/2007 14:15:02 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi Syktyvkar project to go ahead

MND / MNP - Mondi Syktyvkar project to go ahead 2007-12-07

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

7 December 2007

Mondi Syktyvkar project to go ahead

Following the settlement of a number of major conditions including conversion of forestry rights, Mondi will now execute its Euro525m project to modernize and expand the Syktyvkar pulp and paper mill in the Komi Republic in Russia. All main equipment contracts have been agreed and construction is to commence in April 2008, with completion scheduled by the end of 2010.

The project will enhance Syktyvkar's low cost position, with the additional volume of Uncoated Fine Paper and Containerboard being supplied to the high growth domestic Russian market.

For further information contact:

Financial Dynamics
Richard Mountain
+44 (0) 207 269 7121
+44 (0) 7909 68 44 66 (m)

Mondi Group
Paul Hollingworth
+44 (0) 1932 826326

About Mondi

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro 5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products. Mondi has production operations in 112 locations across 34 countries and averaged approximately 34,000 employees in 2006.

Date: 07/12/2007 09:00:56 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi - Employee Shares Plans

2007-12-10

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47
EMPLOYEE SHARES PLANS
TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro 0.20 EACH

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities, the respective company secretaries and persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise that on 7 December 2007, the following transactions took place in relation to the Mondi Share Incentive Plan ("SIP").

The SIP is an all-employee trust arrangement approved by UK HM Revenue and Customs under which UK employees are able to buy Ordinary shares in Mondi plc ("Mondi Shares") using monthly deductions from salary and to receive allocations of free matching Mondi Shares ("Matching Shares").

The persons below purchased the numbers of shares listed at a price of GBP4.3475 per share and were allocated for no consideration the number of Matching Shares shown.

NAME	POSITION	NUMBER OF SHARES PURCHASED	NUMBER OF MATCHING SHARES
Carol Hunt	Company Secretary of Mondi plc	28	28
Andrew King	PDMR	28	28
Mervyn Walker	PDMR	28	28

Date: 10/12/2007 12:30:01 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi - Peter Oswald to be appointed to the Boards of Mondi

MND / MNP - Mondi - Peter Oswald to be appointed to the Boards of Mondi Limited and Mondi plc 2007-12-11

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

Peter Oswald to be appointed to the Boards of Mondi Limited and Mondi plc

As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

11 December 2007

Peter Oswald to be appointed to the Boards of Mondi Limited and Mondi plc

Peter Oswald, Chief Executive Officer of the Europe & International Division, is to be appointed an executive director of Mondi Limited and of Mondi plc with effect from 1 January 2008.

Commenting on the appointment, Sir John Parker, Joint Chairman, said: "Peter has made a tremendous contribution to the Mondi Group and his role is of vital importance to our future success. We are delighted to welcome him as a director."

Peter has advised that he has not held any directorships in any other UK publicly quoted company at any time in the last five years nor has he any details to disclose in accordance with paragraph 9.6.13R (2) to (6) of the LSE Listing Rules.

Sponsor: UBS Warburg

Date: 11/12/2007 15:30:01 Produced by the JSE SENS Department.

CM29

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 08/01/2008

Our Reference: 44565344

P MOLETE
E-mail: PALESA.MOLETE@MONDIGROUP.COM
P O BOX 61101
MARSHALLTOWN
2107

RE: Amendment to Company Information
Company Number: 1967/013038/06
Company Name: MONDI LIMITED

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 08/01/2008.

The CM29 was accepted and placed on file.

The following change was effected:
Surname=OSWALD
Full ForeNames=PETER JOSEF
Id No=620510
Status :ACTIVENature of Change=APPOINTMENT

Yours truly
Registrar of Companies

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

CM29

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, January 08, 2008 11:25
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration Number	**1967 / 013038 / 06**
Enterprise Name	**MONDI LIMITED**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**11/12/1967**
Business Start Date	**11/12/1967**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial Year End	**December**
Tax Number	**9200017714**
Main Business/Main Object	**WHOLESALE AND RETAIL TRADE; REPAIR OF MOTOR VEHICLES, MOTOR CYCLES AND PERSONAL AND HOUSEHOLD GOODS; HOTELS AND RESTAURANTS**
Postal Address	**P O BOX 61101 MARSHALLTOWN 2107**
Address of Registered Office	**44 MAIN STREET JOHANNESBURG 2001**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6 GALLO MANOR 2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
OSWALD, PETER JOSEF	620510	Director	01/01/2008	Postal: KELSENSTRASSE 7, 1032, VIENNA, AUSTRIA Residential: COBENZLGASSE 109, 1190, VIENNA, AUSTRIA
MATTEWS, COLIN STEPHEN	570804	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BRAE COTTAGE BUTE AVENUE, RICHMOND SURREY, 27 AX

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www cipro.co.za, WAP www cipro co za/mobile

CM29

Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, January 08, 2008 11:25

Certificate of Confirmation

CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number **1967 / 013038 / 06**

Enterprise Name **MONDI LIMITED**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
PARKER, SIR JOHN	420804	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: KEMENDINE COURT WOOD, NEWTOWN FERRERS, DEVON, PL 8 IBW
MKHIZE, IMOGEN NONHLANHLA	6305160715089	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 6 KERHODE PLACE, DURBAN NORTH, 4051
WILLIAMS, DAVID MICHAEL	470601	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BUNZL PLC 110 PARK STREET, LONDON, WIK 6NX
QUINN, ANNE CECILE	510407	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 31 CAPITAL WHARF, 50 WAPPING HIGH STREET, LONDON, E1W 1LY
RAMAPHOSA, CYRIL MATAMELA	5511175681087	Director	03/12/2004	Postal: SUITE 167 PRIVATE BAG X9924, SANDTON, 2146 Residential: 29 TEESDALE, HYDE PARK, JOHANNESBURG, 2196
HOLLINGWORTH, PAUL ROBERT	600404	Director	23/05/2007	Postal: 20 CARLTON HOUSE TERRACE, LONDON, UK, SWIY SAN Residential: 91 WEST HILLROAD LONDON, UK, SW18 ILE
LAUBSCHER, PHILIP ALBERT	5511185026086	Company Secretary (Natural Person)	23/01/2001	Postal: P O BOX 61587, MARSHALLTOWN, 2107 Residential: 67 TANA ROAD, SUNNINGHILL, 2157
HATHORN, DAVID ANDREW	6205215098004	Director	07/05/1997	Postal: P O BOX 61101, MARSHALLTOWN, 2107 Residential: 17B SPRINGHILL ROAD, RIVERCLUB, 2149

MND: MND / MNP - Mondi - Employee share plans - Transactions in Mondi Plc

MND / MNP - Mondi - Employee share plans - Transactions in Mondi Plc ordinary shares of Euro 0.20 each 2008-01-09

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi Plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities, the respective company secretaries and persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

EMPLOYEE SHARE PLANS
TRANSACTIONS IN MONDI Plc ORDINARY SHARES OF Euro 0.20 EACH

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise that on 8 January 2008, the following transactions took place in relation to the Mondi Share Incentive Plan ("SIP").

The SIP is an all-employee trust arrangement approved by UK HM Revenue and Customs under which UK employees are able to buy Ordinary shares in Mondi plc ("Mondi Shares") using monthly deductions from salary and to receive allocations of free matching Mondi Shares ("Matching Shares").

The persons below purchased the numbers of shares listed at a price of GBP 4.1115 per share and were allocated for no consideration the number of Matching Shares shown.

NAME	POSITION	NUMBER OF SHARES PURCHASED	NUMBER OF MATCHING SHARES
Carol Hunt	Company Secretary of Mondi plc	31	31
Andrew King	PDMR	31	31
Mervyn Walker	PDMR	31	31

9 January 2008
Sponsor: UBS South Africa
Date: 09/01/2008 11:45:15 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi Limited/Mondi Plc - Mondi Completes a mandatory offer for

MND/MNP - Mondi Limited/Mondi Plc - Mondi Completes a mandatory offer for remaining shares in Tire Kutsan 2008-01-25

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

25 January 2008

Mondi completes a mandatory offer for remaining shares in Tire Kutsan

Following the announcement made on 4 September 2007, Mondi Group ('Mondi') has completed a mandatory offer for the remaining shares in Tire Kutsan Oluklu Mukavva Kutu ve Kadit Sanayi A._ ('Tire Kutsan') on the Istanbul Stock Exchange, in compliance with Turkish legal requirements.

Mondi confirms that there were no acceptances in the offer.

For further information, please contact:
Mondi Group
Lisa Attenborough + 44 (0) 1932 826380
Financial Dynamics
Sophie Kernon / Richard Mountain +44 (0) 20 7269 7121

About Mondi

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products. Mondi has production operations in 112 locations across 34 countries and averaged approximately 34,000 employees in 2006.

Date: 25/01/2008 17:25:25 Produced by the JSE SENS Department.

CM22

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 30/01/2008

Our Reference: 44684805

ELISE WALDECK CORPORATE STATUTORY SERVICES CC
E-mail: ZAKOPPERMAN@MWEB.CO.ZA
Basket: ELISEW

RE: Amendment to Company Information
Company Number: 1967/013038/06
Company Name: MONDI LIMITED

We have received a CM22 (Notice of registered office and postal address of company) from you dated 30/01/2008.

The CM22 was accepted and placed on file.

With effect from 20/02/2008, the registered address was changed to:
4TH FLOOR
NO 3 MELROSE BOULEVARD
MELROSE ARCH
2196

With effect from 20/02/2008, the postal address was changed to:
POSTNET SUITE #444
PRIVATE BAG X1
MELROSE ARCH
2076

Yours truly
Registrar of Companies

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM22

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, January 30, 2008 12:18
Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration Number	**1967 / 013038 / 06**
Enterprise Name	**MONDI LIMITED**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**11/12/1967**
Business Start Date	**11/12/1967**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial Year End	**December**
Tax Number	**9200017714**
Main Business/Main Object	**WHOLESALE AND RETAIL TRADE; REPAIR OF MOTOR VEHICLES, MOTOR CYCLES AND PERSONAL AND HOUSEHOLD GOODS; HOTELS AND RESTAURANTS**
Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH 2076**
Address of Registered Office	**4TH FLOOR NO 3 MELROSE BOULEVARD MELROSE ARCH 2196**

Auditors

Name	**DELOITTE AND TOUCHE**
Postal Address	**PRIVATE BAG X6 GALLO MANOR 2052**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
OSWALD, PETER JOSEF	620510	Director	01/01/2008	Postal: KELSENSTRASSE 7, 1032, VIENNA, AUSTRIA Residential: COBENZLGASSE 109, 1190, VIENNA, AUSTRIA
MATTEWS, COLIN STEPHEN	570804	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BRAE COTTAGE BUTE AVENUE, RICHMOND SURREY, 27 AX

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www cipro co za/mobile

CM22

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, January 30, 2008 12:18

Certificate of Confirmation

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number **1967 / 013038 / 06**

Enterprise Name **MONDI LIMITED**

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
PARKER, SIR JOHN	420804	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: KEMENDINE COURT WOOD, NEWTOWN FERRERS, DEVON, PL 8 IBW
MKHIZE, IMOGEN NONHLANHLA	6305160715089	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 6 KERHODE PLACE, DURBAN NORTH, 4051
WILLIAMS, DAVID MICHAEL	470601	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: BUNZL PLC 110 PARK STREET, LONDON, WIK 6NX
QUINN, ANNE CECILE	510407	Director	23/05/2007	Postal: 44 MAIN STREET, JOHANNESBURG, 2001 Residential: 31 CAPITAL WHARF, 50 WAPPING HIGH STREET, LONDON, E1W 1LY
RAMAPHOSA, CYRIL MATAMELA	5511175681087	Director	03/12/2004	Postal: SUITE 167 PRIVATE BAG X9924, SANDTON, 2146 Residential: 29 TEESDALE, HYDE PARK, JOHANNESBURG, 2196
HOLLINGWORTH, PAUL ROBERT	600404	Director	23/05/2007	Postal: 20 CARLTON HOUSE TERRACE, LONDON, UK, SWIY SAN Residential: 91 WEST HILLROAD LONDON, UK, SW18 ILE
LAUBSCHER, PHILIP ALBERT	5511185026086	Company Secretary (Natural Person)	23/01/2001	Postal: P O BOX 61587, MARSHALLTOWN, 2107 Residential: 67 TANA ROAD, SUNNINGHILL, 2157
HATHORN, DAVID ANDREW	6205215098004	Director	07/05/1997	Postal: P O BOX 61101, MARSHALLTOWN, 2107 Residential: 17B SPRINGHILL ROAD, RIVERCLUB, 2149

/

MND: MND / MNP - Mondi - New Lightweight Recycled Containerboard Machine

MND / MNP - Mondi - New Lightweight Recycled Containerboard Machine 2008-01-31
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

31 January 2008

New lightweight recycled containerboard machine

Pursuant to the announcement released on 18 September 2007, it is confirmed that the new lightweight recycled containerboard machine will be situated at the Swiecie mill in Poland. The following was released by Mondi Packaging Paper Swiecie S.A. to the Warsaw Stock Exchange earlier today:

"The Management Board of Mondi Packaging Paper Swiecie S.A. hereby informs that the Supervisory Board approval of releasing EUR 305 million for the investment in a new PM7 was obtained on 30 January 2008.

The Management Board of the Company has already informed about the inclusion of the Company's area into the Pomorska Special Economic Zone and the planned purchase of land for new investment purposes as well as about being granted the permit to run business in the Zone on 20 December, 2007.

The approval of the Supervisory Board is the last stage of acceptance process for the new investment in Swiecie.

The new paper machine capacity will be approx. 470 thousand tones per year and it will be designed to manufacture light weight recycled containerboard (Current reports 10/2007, 37/2007, 40/2007, 42/2007).

Furthermore, Mondi Group decided to invest EUR 45 million in Swiecie in a new corrugator including converting. The new corrugator capacity is estimated to be 250 million m2. This corrugator will consume significant volumes of recycled testliner and fluting."

For further information, please contact:

Mondi Group
Lisa Attenborough + 44 (0) 1932 826380
Mondi Europe and International Division
Wolfgang Brunner
Phone: +43 1 795 29 4983

About Mondi

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro 5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products. Mondi has production operations in 112 locations across 34 countries and averaged approximately 34,000 employees in 2006.

Date: 31/01/2008 09:46:51 Produced by the JSE SENS Department.

Certificate Disclosure - Public Company

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Certificate Disclosure

Enterprise Name: MONDI LIMITED LTD
Enterprise Number: 1967/013038/06
Enterprise Type: Public Company

Registrar of Companies and Close Corporations
P O. Box 429
Pretoria
0001
Republic of South Africa

Basic Enterprise Details

Full Name of Public Company	MONDI LIMITED LTD
Enterprise Number	1967/013038/06
Literal Translation of Name	
Shortened form of name	
Current Status	IN BUSINESS
Registration Date	11/12/1967
Description of Principle business	WHOLESALE AND RETAIL TRADE; REPAIR OF MOTOR VEHICLES, MOTOR CYCLES AND PERSONAL AND HOUSEHOLD GOODS; HOTELS AND RESTAURANTS
Standard Industry Classification	WHOLESALE AND RETAIL TRADE; REPAIR OF MOTOR VEHICLES, MOTOR CYCLES AND PERSONAL AND HOUSEHOLD GOODS; HOTELS AND RESTAURANTS
Financial Year End	DECEMBER
Region / province of registered office	GAUTENG
Postal Address	POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH 2076
Physical Address	4TH FLOOR NO 3 MELROSE BOULEVARD MELROSE ARCH 2196
Tax Number	9200017714
Telephone Number	
Fax Number	
Email Address	
Web URL	

Details of Auditor(s)

Full Name of Auditor	DELOITTE AND TOUCHE
Status	CURRENT
Date of status change (if applicable)	
Membership / Practice / Profession No.	
Postal Address	PRIVATE BAG X6 GALLO MANOR

	2052
Telephone number	
Fax number (and code)	
Email address	
Cell number	
Appointment date	20/12/1957

Details of Director(s)

Surname	HATHORN
Full Names	DAVID ANDREW
Initials	DA
ID Number / Passport number	6205215098004
Date of Birth	21/05/1962
Status	ACTIVE
Date of status change (if applicable)	
Residential Address	17B SPRINGHILL ROAD RIVERCLUB 2149
Postal Address	P O.BOX 61101 MARSHALLTOWN 2107
Country of residence	SOUTH AFRICA
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	DIRECTOR
Appointment Date	07/05/1997

Surname	HOLLINGWORTH
Full Names	PAUL ROBERT
Initials	PR
ID Number / Passport number	600404
Date of Birth	04/04/1960
Status	ACTIVE
Date of status change (if applicable)	

Residential Address	91 WEST HILLROAD LONDON UK SW18 ILE
Postal Address	20 CARLTON HOUSE TERRACE LONDON UK SWIY SAN
Country of residence	BRITISH VIRGIN ISLANDS
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	CHIEF FINANCIAL OFFICER
Appointment Date	23/05/2007

Surname	RAMAPHOSA
Full Names	CYRIL MATAMELA
Initials	CM
ID Number / Passport number	5511175681087
Date of Birth	17/11/1952
Status	ACTIVE
Date of status change (if applicable)	
Residential Address	29 TEESDALE HYDE PARK JOHANNESBURG 2196
Postal Address	SUITE 167 PRIVATE BAG X9924 SANDTON 2146
Country of residence	SOUTH AFRICA
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	COMPANY DIRECTOR
Appointment Date	03/12/2004

Surname	QUINN
Full Names	ANNE CECILE
Initials	AC

ID Number / Passport number	510407
Date of Birth	04/07/1951
Status	ACTIVE
Date of status change (if applicable)	
Residential Address	31 CAPITAL WHARF 50 WAPPING HIGH STREET LONDON E1W 1LY
Postal Address	44 MAIN STREET JOHANNESBURG 2001
Country of residence	NEW ZEALAND
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	DIRECTOR
Appointment Date	23/05/2007

Surname	WILLIAMS
Full Names	DAVID MICHAEL
Initials	DM
ID Number / Passport number	470601
Date of Birth	18/01/1946
Status	ACTIVE
Date of status change (if applicable)	
Residential Address	BUNZL PLC 110 PARK STREET LONDON WIK 6NX
Postal Address	44 MAIN STREET JOHANNESBURG 2001
Country of residence	BRITISH VIRGIN ISLANDS
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	DIRECTOR
Appointment Date	23/05/2007

Surname	MKHIZE
Full Names	IMOGEN NONHLANHLA
Initials	IN
ID Number / Passport number	6305160715089
Date of Birth	16/05/1963
Status	ACTIVE
Date of status change (if applicable)	
Residential Address	6 KERHODE PLACE DURBAN NORTH 4051
Postal Address	44 MAIN STREET JOHANNESBURG 2001
Country of residence	SOUTH AFRICA
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	DIRECTOR
Appointment Date	23/05/2007

Surname	PARKER
Full Names	SIR JOHN
Initials	SJ
ID Number / Passport number	420804
Date of Birth	08/04/1942
Status	ACTIVE
Date of status change (if applicable)	
Residential Address	KEMENDINE COURT WOOD NEWTOWN FERRERS DEVON PL 8 IBW
Postal Address	44 MAIN STREET JOHANNESBURG 2001
Country of residence	BRITISH VIRGIN ISLANDS
Telephone number (and code)	
Fax number (and code)	

Cell Number	
Email Address	
Profession	DIRECTOR
Appointment Date	23/05/2007

Surname	MATTEWS
Full Names	COLIN STEPHEN
Initials	CS
ID Number / Passport number	570804
Date of Birth	20/04/1956
Status	ACTIVE
Date of status change (if applicable)	
Residential Address	BRAE COTTAGE BUTE AVENUE RICHMOND SURREY 27 AX
Postal Address	44 MAIN STREET JOHANNESBURG 2001
Country of residence	BRITISH VIRGIN ISLANDS
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	DIRECTOR
Appointment Date	23/05/2007

Surname	OSWALD
Full Names	PETER JOSEF
Initials	PJ
ID Number / Passport number	620510
Date of Birth	29/10/1960
Status	ACTIVE
Date of status change (if applicable)	
Residential Address	COBENZLGASSE 109 1190 VIENNA AUSTRIA
Postal Address	KELSENSTRASSE 7 1032

	VIENNA AUSTRIA
Country of residence	AUSTRIA
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	
Appointment Date	01/01/2008

Details of Alternate Director(s)

Details of Director(s)/Officer(s)

Details of Secretary(ies)

Surname	LAUBSCHER
Full Names	PHILIP ALBERT
Initials	PA
ID Number / Passport number	5511185026086
Date of Birth	18/11/1955
Status	ACTIVE
Date of status change (if applicable)	
Residential Address	67 TANA ROAD SUNNINGHILL 2157
Postal Address	P O BOX 61587 MARSHALLTOWN 2107
Country of residence	SOUTH AFRICA
Telephone number (and code)	
Fax number (and code)	
Cell Number	
Email Address	
Profession	COMPANY SECRETARY
Appointment Date	23/01/2001

Details of Officer(s)

Details of Local Manager(s)

Details of Trust(s)

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, Pretoria
Call Centre Tel: 086 184 3384, Fax (012) 328 3051, www.cipro.gov.za

MND: MND / MNP - Mondi - Trading Statement

8 February 2008 2008-02-08

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47

Mondi Group: Trading Statement

As part of the dual listed company structure, Mondi Limited and Mondi plc (together 'Mondi Group') notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE Listings Requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited, companies are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding period.

Mondi is currently finalising its results for the year ended 31st December 2007 which will be released on 28 February 2008. As announced in our "Interim Management Statement" released on 14 November 2007, Mondi's performance in 2007 continued to improve reflecting our favourable product mix, emerging market exposure and competitive cost position.

Accordingly, Mondi advises that it expects earnings per share to be within the ranges shown below:

Underlying earnings per share (euro cents per share) 44-48 (2006 proforma 27.0)
Headline earnings per share (euro cents per share) 36-40 (2006 proforma 28.2)

Mondi has disclosed underlying EPS, which is defined as basic earnings per share excluding the impact of special items, as the directors believe this provides a useful additional measure of the group's underlying performance. The disclosure of Headline EPS is required under the Listings Requirements of the JSE Limited and has been calculated in accordance with Circular 8/2007 as issued by the South African Institute of Chartered Accountants.

In addition, basic earnings per share are expected to be within a range of 45 to 54 euro cents per share (2006 proforma of 15.2 euro cents per share).

The above information has neither been reviewed nor audited by Mondi's auditors.

Contact details:
Mondi Group
Paul Hollingworth +44 (0) 1932 826 326

About Mondi

Mondi is an integrated paper and packaging group founded in South Africa in 1967. In 2006 it had revenues of Euro5.751 billion. Its key operations and interests are in Western Europe, Emerging Europe and South Africa. Mondi is principally involved in the manufacture of packaging paper, converted packaging products (including corrugated packaging, bags and flexible packaging) and office paper.

Mondi is integrated across the paper and packaging production process from the growing of wood for pulp production and the manufacture of pulp and paper to the conversion of packaging papers into corrugated packaging and industrial bags. It also has a growing flexibles business focused on the production of release liner, extrusion coating and consumer flexibles products. Mondi has production operations in 112 locations across 34 countries and averaged approximately 34,000 employees in 2006.

Date: 08/02/2008 09:00:04 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi - Employee share plans transactions in Mondi Plc

MND / MNP - Mondi - Employee share plans transactions in Mondi Plc 2008-02-08
ordinary shares of Euro0.20 each
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi Plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47
EMPLOYEE SHARE PLANS
TRANSACTIONS IN MONDI Plc ORDINARY SHARES OF Euro0.20 EACH

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities, the respective company secretaries and persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise that on 7 February 2008, the following transactions took place in relation to the Mondi Share Incentive Plan ("SIP").

The SIP is an all-employee trust arrangement approved by UK HM Revenue and Customs under which UK employees are able to buy Ordinary shares in Mondi plc ("Mondi Shares") using monthly deductions from salary and to receive allocations of free matching Mondi Shares ("Matching Shares").

The persons below purchased the numbers of shares listed at a price of GBP3.5750 per share and were allocated for no consideration the number of Matching Shares shown.

NAME	POSITION	NUMBER OF SHARES PURCHASED	NUMBER OF MATCHING SHARES
Carol Hunt	Company Secretary of Mondi plc	35	35
Andrew King	PDMR	35	35
Mervyn Walker	PDMR	35	35

Date: 08/02/2008 12:16:26 Produced by the JSE SENS Department.

MND: MNP / MND - Mondi - Preliminary Results for the Year ended 31 December 2007

MNP / MND - Mondi - Preliminary Results for the Year ended 31 December 2007 and dividend declaration 2008-02-28

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

Preliminary Results for the Year ended 31 December 2007

Financial Summary

EUR million, except for % and per share measures	2007	2006	Change %
Group revenue	6,269	5,751	+9
EBITDA 1	870	726	+20
Underlying operating profit 2	502	377	+33
Underlying profit before tax 3	405	305	+33
Reported profit before tax	382	223	+71
Basic earnings per share (EUR cents) 4	45.4	15.2	+199
Underlying earnings per share (EUR cents) 4,5	46.9	27.0	+74
Headline earnings per share (EUR cents) 4,5	39.5	28.2	+40
Total dividend per share (EUR cents)	23.0	n/a	n/a
Cash inflow from operations	957	657	+46
Net debt	1,507	1,479	+2
Group ROCE 6	10.6%	8.1%	+31

Highlights:

- Delivered a substantial improvement in financial performance with underlying operating profit up 33%, underlying earnings per share up 74% and return on capital employed up by 2.5 percentage points to 10.6%
- Cash inflow from operations up EUR300 million at EUR957 million benefiting from improved trading and working capital management
- Achieved productivity records at the majority of Mondi's paper mills and delivered cost savings of EUR167 million
- Further rationalised and restructured the business including the planned closure of 140,000 tonnes of uncoated fine paper capacity at Hungarian mill
- Approved and commenced expansion and modernisation projects in Russia and Poland
- Successful listing of the Mondi Group on the JSE and LSE on 3 July 2007 completing the demerger from Anglo American plc
- Proposed maiden final dividend of 15.7 euro cents per share to give a total dividend of 23.0 euro cents per share with respect to 2007

David Hathorn, Mondi Group Chief Executive, said:

"Mondi recorded substantial improvements in underlying operating profit, up 33%, underlying earnings per share up 74% and cash flow up 46%. This reflected improved performances across all business areas as increased pricing, focus on operational efficiency and the benefits of restructuring actions all contributed to the financial outcome.

"We believe that Mondi's leading positions in the emerging markets provide both cost and growth advantages. Furthermore our focused strategy, obsession with driving down costs and willingness to react quickly to market conditions leaves us very well placed to respond to changing economic circumstances. Therefore, despite the uncertainty surrounding the prospects for the global economy, we are confident of making further progress in 2008."

1 EBITDA is operating profit of subsidiaries and joint ventures before special items, depreciation and amortisation.

2 Underlying operating profit is operating profit of subsidiaries and joint ventures before special items.

3 Underlying profit before tax is reported profit before tax before special items.

4 The calculation of basic earnings, underlying earnings and headline earnings per share has been based on the actual number of shares issued on admission to the Johannesburg and London stock exchanges of 514,137,127 shares adjusted by weighted average impact of treasury shares held.

5 The Group has presented underlying earnings per share to exclude the impact of special items, and headline earnings per share in accordance with circular 8/2007 "Headline Earnings" as issued by the South African Insitute of Chartered Accountants.

6 Group return on capital employed (ROCE) is an annualised measure based on underlying operating profit plus share of associates net earnings divided by average trading capital employed.

Contact details:

environment and the benefits of operational efficiencies, in particular EUR167 million of cost-savings. These positive developments were partially offset by significant increases in raw materials, particularly the costs of wood, pulp, recycled fibre and chemicals.

Cash inflow from operations was up EUR300 million at EUR957 million benefitting from an improved trading result and working capital management. It is particularly pleasing that average return on capital employed, a key measure of performance for Mondi, increased from 8.1% to 10.6%, which reflects both improved profitability and tighter management of our capital employed. While this improvement is clearly a step in the right direction, current returns remain unsatisfactory and significant additional cost reductions and further productivity improvements have been targeted. Furthermore, we remain very focused on supply-side discipline as an important component of ensuring ongoing price stability and improvement.

Underlying earnings per share were 46.9 euro cents per share, up 74% on 2006. The Group is proposing to pay a final dividend of 15.7 euro cents per share giving a total dividend of 23.0 euro cents per share for the year.

DIVISIONAL OVERVIEW

Mondi Packaging's underlying operating profit increased by EUR86 million, or 38%, reflecting price increases achieved across all major paper grades, improved operating performance in the converting operations and achievement of cost savings of EUR81 million. This improved result was delivered despite EUR17 million in restructuring costs (2006: EUR17 million) incurred as part of the ongoing rationalisation of our downstream converting assets. Mondi Business Paper's underlying operating profit increased by EUR48 million, or 46%, principally due to a significant turnaround in the South African operations as well as an improved result from our Russian operations. The result also benefited from modest increases in paper pricing together with cost reductions throughout the business of EUR82 million. The improved South African performance was achieved through a restructuring of the business and a better operating performance from the PM31 paper machine in Merebank. These improvements were partially offset by EUR10 million in restructuring costs, mainly incurred to reduce divisional overheads. Mondi Packaging South Africa's underlying operating profit of EUR35 million was up 8% in local currency, although the reported figure was flat year on year due to translation into euros at a significantly weaker rand exchange rate. The increase in local currency was mainly due to good demand and volume growth following a strong agricultural season in South Africa. Our merchant and newsprint businesses (profits up EUR11 million, or 38%) benefited from improved pricing and demand and in the UK from lower energy costs. Corporate costs were EUR20 million higher, reflecting the cost of Mondi as a listed Group and the creation of Mondi's stand alone corporate structure following the demerger from Anglo American plc.

COST SAVINGS, PRODUCTIVITY AND RIGOROUS ASSET MANAGEMENT

One of our key strengths is our rigorous control of costs at all levels of the business. Over the past three years we have delivered cumulative cost reductions of approximately 10% of total cash costs. In 2007 alone we achieved cost reductions of 3.1% or EUR167 million and this process continues through a series of ongoing cost-reduction programmes and profit improvement initiatives.

A key to improving profitability is productivity which has improved substantially. For example, over the last ten years the Group's bag converting operations have delivered an 8% compound annual growth in units per employee. In Poland our Swiecie paper mill has increased output per employee by 24% compound per annum over the last ten years. In Russia, our Syktyvkar paper mill has lifted productivity by 13% compound per annum since 2002. Furthermore, in Slovakia, since the beginning of the decade our Ruzomberok paper mill has increased productivity by 20% compound per annum.

Where sites do not meet our strict performance criteria they are closed or divested. For example, in the past six years we have closed two testliner mills (in the UK and Switzerland), reducing our capacity by 11%. A further 11% of corrugated packaging capacity has been taken out since 2004. In all, we have closed four paper machines and 35 packaging converting plants and disposed of a further 30 converting plants since 2001. These actions not only contribute to an improvement in Mondi's overall cost base and asset quality but have also contributed to supply-side reductions, leading to an improved supply/demand balance in our respective grades, with resultant margin improvements.

ORGANISATIONAL STREAMLINING

The ongoing focus on performance requires periodic reviews of our organisational structure. Soon after the demerger we therefore took the opportunity to conduct such a review, with the aim of further eliminating duplication, simplifying our processes and aligning our business model across the Mondi Group. From 1 January 2008, in place of the former Mondi Packaging and Mondi Business Paper business units, we now operate as two divisions: Europe & International and South Africa.

The Europe & International division comprises our packaging and UFP activities outside South Africa and is headed by Peter Oswald, formerly chief executive

EUR million	2007	2006	Change %
Segment revenue	3,590	3,167	+13.4
- of which inter-segment revenue	43	46	-6.5
EBITDA	503	412	+22.1
Underlying operating profit	312	226	+38.1
Corrugated	158	120	+31.7
Bags	127	97	+30.9
Flexibles	27	9	+200.0
Capital expenditure 7	215	267	-19.5
Net segment assets	2,772	2,494	+11.1
Return on capital employed (%) 8	13.2%	10.2%	+29.4

7 Capital expenditure is cash payments and excludes business combinations.
8 Extracted from management reports

Mondi Packaging had an excellent year, due to an improved trading environment and the benefit of EUR81 million of cost-savings which helped offset increased input cost pressures. Packaging paper volumes were up 3.4% and return on capital employed rose by 3.0 percentage points to 13.2%. 10 out of 14 mills achieved productivity records and the Swiecie mill successfully completed the major rebuild of PM1, improving efficiencies and volumes. These improvements were partly offset by increased external wood and recycled paper costs, which were up on average 20% and 50% respectively on 2006, as well as the restructuring costs of EUR17 million already referred to.

Within the corrugated business, the positive containerboard price trends and demand growth seen in 2006 were maintained in 2007. On average kraftliner prices were up around 10% year on year, with white top kraftliner marginally up, although, some levelling off in prices is now being seen. Corrugated box prices increased by around 10% on average, reflecting the passing-on of containerboard price increases; However, corrugated box profit margins remain at an unsatisfactory level, particularly in western Europe, and further box price increases are required. The increase in profits was supported by the restructuring of the downstream corrugated packaging operations.

The bags business recorded improved average kraft paper prices, up by around 12%, and paper volumes up 5%, benefiting from the acquisition of Stambolijski in Bulgaria in the second half of 2006. The downstream converting operations also saw an improvement in demand in the first half, mainly from the construction industry. We continued to drive productivity through the rationalisation of our plant network with two plan t closures towards the end of the year.

Improvement in the flexibles businesses was mainly driven by efficiency enhancements and also includes the benefit from acquisitions made in the second half of 2006. Selling prices trended upwards, but lagged input cost increases which adversely impacted margins. We further rationalised our plant network with the closure of a coating plant in Norway towards the end of the year.

During the year, the 40% associate equity stake in Bischof + Klein GmbH was disposed of for EUR54 million, resulting in a profit on sale of EUR19 million. In addition, to avoid a mandatory offer for the minority interests in Mondi Packaging Paper Swiecie S.A. following Mondi's demerger from Anglo American plc, a 5.3% stake in Swiecie was disposed of for EUR66 million, resulting in a profit on sale of EUR57 million. Mondi's ownership following the disposal is 66%.

The Group completed the acquisition of a 53.6% stake in Tire Kutsan, the Turkish corrugated packaging company, on 3 September 20 07. The debt-free enterprise value of Tire Kutsan is EUR190 million. This business has been consolidated at 63.4% given the Group's commitment to acquire a further 9.8% within one month of the third anniversary of the completion of the transaction.

The Group completed the acquisition of 100% of the Austrian-based Unterland flexible packaging business on 31 August 2007, which provides access to substrate technology which complements our flexibles offering.

The debt-free enterprise value of Unterland was EUR70 million. Both are exciting additions to Mondi and strengthen our packaging operations in two of its key segments, with the acquisition of Tire Kutsan representing our first major step into the high-growth Turkish market.

As reported previously, Mondi is investing EUR350 million in a 470,000 tonne lightweight recycled containerboard machine and new 250 million m2 per annum corrugated box plant at the Swiecie mill in Poland, to exploit the growing shortage of containerboard in the region and leverage off Swiecie's low - cost position. The level of available fiscal support (mainly in the form of a favourable tax regime) from the Polish authorities has now been agreed. Commissioning is expected in mid to late 2009 and EUR19 million of capital expenditure was incurred during 2007.

Mondi Business Paper

EUR million	2007	2006	Change %
Segment revenue	1,898	1,889	+0.5
- of which inter-segment revenue	185	163	+13.5
EBITDA	289	237	+21.9
Underlying operating profit	152	104	+46.2

was EUR4 million) from a change in the pension plan arrangements to an average salary scheme.

Mondi Shanduka Newsprint's underlying profit was higher in local currency and benefited from continued strong local demand. However, the result was marginally lower in euros on translation as a result of the weaker rand.

Corporate and other businesses

Net corporate costs of EUR37 million were EUR19 million higher than 2006 due to Mondi establishing itself as an independent listed group, with certain functions previously performed by Anglo American plc now provided within the Mondi Group. Operating profits from other non-core businesses, mostly in South Africa, were EUR1 million lower than 2006 following the disposal of certain of these businesses during 2006.

FINANCIAL REVIEW

Special items (see note 5)

In aggregate, pre-tax special items amounted to a loss of EUR23 million (EUR8 million after tax), made up of the following items:

- An operating special item charge of EUR77 million before tax, principally comprising: impairments associated with the closure of the Szolnok mill in Hungary and related actions in the European UFP operations (EUR57 million); accelerated share scheme charges relating to the demerger from Anglo American plc (EUR8 million); and charges relating to retention arrangements put in place for senior executives following the demerger (EUR9 million).
- Net profit on disposals of EUR 83 million before tax, including: the sale of Bischof + Klein GmbH (EUR19 million profit); the sale of a 5.3% stake in Mondi Packaging Paper Swiecie S.A. (EUR57 million profit); the sale of various corrugated converting operations (EUR8 million profit) held for sale at the end of 2006, which were divested as part of a restructuring programme to improve the corrugated results; and the disposal of certain non-core businesses in South Africa (loss EUR1 million). These have been separately identified given their materiality.
- Financing special item of EUR29 million before tax: as part of the demerger from Anglo American plc, certain long-term loans in South Africa were closed out at a cost of EUR29 million, representing largely the interest foregone on the settlement of the loans. Given the materiality of this amount, the boards believe that it is more appropriate to disclose this separately on the income statement.

Finance costs

Net finance costs of EUR99 million, before special financing items, were EUR22 million higher than 2006 (EUR77 million), due to higher average net debt coupled with higher interest rates, particularly in South Africa and a movement in foreign exchange from a gain of EUR13 million in 2006 to a charge of EUR2 million in 2007. EUR4 million of net debt finance charges were capitalised during the period on key capital projects (2006: EUR2 million).

Taxation

The effective tax rate of 29.0% (before special items) was 8.3 percentage points lower than in 2006 due to a lower level of adjustments. The reported tax rate after special items of 26.7% is 15.4 percentage points lower than 2006 due to the tax effects of the special items.

Minority interests

Minority interests in the income statement were EUR4 million lower than the prior year, mainly because the 2006 results for Swiecie and Ruzomberok included a very high level of income from sales of green energy and CO2 emission credits.

Cash Flow

EBITDA of EUR870 million in the year was 20%, or EUR 144 million, higher than 2006, reflecting the improved trading environment. Cash inflows from operations of EUR957 million were EUR300 million up on the comparable period, benefiting from improved trading and tighter control of working capital. Cash inflow from working capital of EUR97 million was achieved despite a 9% increase in sales. Capital expenditure in the year of EUR406 million was broadly in line with depreciation of EUR363 million (excluding spend in the year on the two key capital projects of EUR40 million). Capital expenditure is expected to increase significantly in 2008 and 2009 due to the EUR350 million investment in the lightweight recycled containerboard and box plant at the Swiecie plant in Poland and the EUR525 million modernisation and expansion of the Syktyvkar mill in Russia.

Spending on acquisitions completed during the year totalled EUR193 million, mainly relating to the purchase of a majority stake in Tire Kutsan (EUR78 million), 100% of Unterland (EUR34 million) and 100% of Lenco (EUR71 million). The proceeds from disposals completed during the year of EUR166 million mainly relate to: the sale of 5.3% of Mondi Packaging Paper Swiecie SA (EUR66 million), the sale of our 40% associate interest in Bischof + Klein GmbH (EUR54 mill ion); disposal of the Mondi Packaging converting assets held for sale at the end of 2006; and the sale of certain non-core assets in South Africa.

Balance sheet and returns on invested capital

	Note			
Profit/(loss) before tax		405	(23)	382
Taxation charge	7	(117)	15	(102)
Profit/(loss) from continuing operations	4	288	(8)	280
Attributable to:				
Minority interests		47	-	47
Equity holders		241	(8)	233
Pro forma earnings per share ("EPS") for profit attributable to equity holders				
Basic EPS (EUR cents)	9			45.4
Diluted EPS (EUR cents)	9			45.1
Basic underlying EPS (EUR cents)	9			46.9
Diluted underlying EPS (EUR cents)	9			46.7
Basic headline EPS (EUR cents)	9			39.5
Diluted headline EPS (EUR cents)	9			39.3

		2006	
EUR million	Before special items	Special items (note 5)	After special items
Group revenue	5,751	-	5,751
Materials, energy and consumables used	(2,960)	-	(2,960)
Variable selling expenses	(558)	-	(558)
Gross margin	2,233	-	2,233
Maintenance and other indirect expenses	(287)	-	(287)
Personnel costs	(874)	-	(874)
Other net operating expenses	(346)	-	(346)
Depreciation and amortisation	(349)	(78)	(427)
Operating profit/(loss) from subsidiaries and joint ventures	377	(78)	299
Net profit/(loss) on disposals	-	(4)	(4)
Net income from associates	5	-	5
Total profit/(loss) from operations and associates	382	(82)	300
Investment income	70	-	70
Interest expense	(147)	-	(147)
Net finance costs	(77)	-	(77)
Profit/(loss) before tax	305	(82)	223
Taxation charge	(115)	21	(94)
Profit/(loss) from continuing operations	190	(61)	129
Attributable to:			
Minority interests	51	-	51
Equity holders	139	(61)	78
Pro forma earnings per share ("EPS") for profit attributable to equity holders			
Basic EPS (EUR cents)			15.2
Diluted EPS (EUR cents)			15.2
Basic underlying EPS (EUR cents)			27.0
Diluted underlying EPS (EUR cents)			27.0
Basic headline EPS (EUR cents)			28.2
Diluted headline EPS (EUR cents)			28.2

There were no discontinued operations in either of the years presented.

Combined and consolidated balance sheet

As at 31 December 2007

EUR million	Note	2007	2006
Intangible assets		520	381
Property, plant and equipment		3,731	3,659
Forestry assets		224	221
Investments in associates		6	7
Financial asset investments		25	39
Deferred tax assets		32	35
Retirement benefits surplus		11	7
Total non-current assets		4,549	4,349
Inventories		7 60	656
Trade and other receivables		1,304	1,268
Current tax assets		52	34
Cash and cash equivalents		180	415
Derivative financial instruments		17	11
Total current assets		2,313	2,384
Assets held for sale		-	106
Total assets		6,862	6,839
Short-term borrowings		(453)	(1,238)
Trade and other payables		(1,150)	(935)
Current tax liabilities		(81)	(71)

of amounts recycled to the combined		
and consolidated income statement	(3)	5
Actuarial gains on post-retirement benefit schemes	12	24
Fair value losses on available for sale investments	(1)	-
Exchange gains on demerger	9	-
Exchange losses on translation of foreign operations	(71)	(137)
Other movements	(1)	1
Total expense recognised directly in equity(1)	(55)	(107)
Profit for the year	280	129
Total recognised income and expense for the year	225	22
Attributable to:		
Minority interests	56	65
Equity holders of the parent companies	169	(43)

Note:
(1) Net of related tax.

Notes to the combined and consolidated financial statements

1 Basis of preparation

The financial information included in this preliminary announcement has been prepared in accordance with the measurement and recognition criteria of International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB") and has been prepared in accordance with IAS34, `Interim Financial Reporting'. There are no differences for the Group in applying IFRS as issued by the IASB and the European Union ("EU") and therefore the Group also complies with IFRSs as endorsed by the EU.

Dual listed structure

The Group has two separate legal parent entities, Mondi Limited and Mondi plc, which operate under a dual listed company ("DLC") structure. The substance of the DLC structure is such that Mondi Limited, and its subsidiaries, and Mondi plc, and its subsidiaries, operate together as a single economic entity through a sharing agreement, with neither parent entity assuming a dominant role. Accordingly, Mondi Limited and Mondi plc are reported on a combined and consolidated basis as a single reporting entity under IFRSs.

Pre-demerger

During the period up to 2 July 2007 and the prior year presented (together, the "pre- demerger period"), the Group did not form a separate legal group. "The Anglo American plc investment in the Group" is therefore presented for the pre -demerger period, representing the aggregated share capital, share premium and reserve balances of the Group's constituent entities, together with debtor and creditor balances held in respect of the Anglo American plc group and deemed to be equity funding in nature. Any interest accruing on such balances is classified as a dividend in specie and recorded separately through reserves, not through the combined and consolidated income statement.

The financial information set out does not constitute the Group's statutory accounts for the year ended 31 December 2007 but is derived from those accounts. Statutory accounts for 2007 will be delivered to the Registrar of Companies following the Group's annual general meeting on 7 May 2008. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237 (2) or (3) of the UK Companies Act 1985. Copies of the unqualified auditors' reports are available for inspection at the Mondi Limited and Mondi plc registered offices.

2 Accounting policies

The same accounting policies, presentation and measurement principles have been followed in the combined and consolidated financial statements as applied in the Group's audited financial information for the year ended 31 December 2006, included within Part VIII: "Financial information", of the Prospectus dated 1 June 2007 applied in the demerger from Anglo American plc, with the exception of the early adoption of IFRIC14, `IAS19 - The Limit on a Defined Benefit asset, Minimum funding Requirements and their Interaction'.

3 Segmental information

Based on the risks and returns of the Mondi Group, the Board considers the primary reporting format is by business segment and the secondary reporting format is by geographical segment.

Primary reporting format - by business segment

		2007	
EUR million	Segment revenue	Inter-segment revenue (1)	Group revenue
Subsidiaries and joint ventures			
Mondi Packaging			
Corrugated Business	1,644	(83)	1,56 1
Bag Business	1,265	(36)	1,229
Flexibles Business	786	(29)	757
Mondi Packaging inter-group sales	(105)	105	-
Total Mondi Packaging	3,590	(43)	3,547
Mondi Business Paper	1,898	(185)	1,713

Net finance costs	(128)	(77)
Profit before tax	382	223
Taxation charge	(102)	(94)
Group profit from continuing operations	280	129

Primary segment disclosures for segment assets, liabilities and capital expenditure are as follows:

	Segment assets (1)		Segment liabilities (2)	
EUR million	2007	2006	2007	2006
Mondi Packaging				
Corrugated Business	1,485	1,263	(259)	(233)
Bag Business	1,304	1,265	(200)	(175)
Flexibles Business	539	432	(97)	(58)
Total Mondi Packaging	3,328	2,960	(556)	(466)
Mondi Business Paper	2,293	2,465	(195)	(253)
Mondi Packaging South Africa	420	239	(85)	(52)
Merchant and Newsprint businesses	336	316	(88)	(65)
Corporate and other businesses	1	34	(2)	(7)
Total	6,378	6,014	(926)	(843)
Unallocated:				
Investment in associates	6	7	-	-
Deferred tax assets/(liabilities)	32	35	(322)	(317)
Other non-operating assets/(liabilities) (4)	241	329	(591)	(488)
Trading capital employed	6,657	6,385	(1,839)	(1,6 48)
Financial asset investments	25	39	-	-
Net debt(5)	180	415	(1,687)	(1,894)
Net assets	6,862	6,839	(3,526)	(3,542)

	Net segment assets		Capital expenditure (3)	
EUR million	2007	2006	2007	2006
Mondi Packaging				
Corrugated Business	1,226	1,030	264	125
Bag Business	1,104	1,090	83	157
Flexibles Business	442	374	86	86
Total Mondi Packaging	2,772	2,494	433	368
Mondi Business Paper	2,098	2,212	124	154
Mondi Packaging South Africa	335	187	156	27
Merchant and Newsprint businesses	248	251	18	8
Corporate and other businesses	(1)	27	5	1
Total	5,452	5,171	736	558
Unallocated:				
Investment in associates	6	7		
Deferred tax assets/(liabilities)	(290)	(282)		
Other non-operating assets/(liabilities) (4)	(350)	(159)		
Trading capital employed	4,818	4,737		
Financial asset investments	25	39		
Net debt(5)	(1,507)	(1,479)		
Net assets	3,336	3,297		

Notes:

(1) Segment assets are operating assets and at 31 December 2007 consist of property, plant and equipment of EUR3,731 million (2006: EUR3,659 million), intangible assets of EUR520 million (2006: EUR381 million), forestry assets of EUR224 million (2006: EUR221 million), retirement benefits surplus of EUR11 million (2006: EUR7 million), inventories of EUR760 million (2006: EUR656 million) and operating receivables of EUR1,132 million (2006: EUR1,090 million).

(2) Segment liabilities are operating liabilities and at 31 December 2007 consist of non-interest bearing current liabilities of EUR711 million (2006: EUR607 million), restoration and decommissioning provisions of EUR15 million (2006: EUR16 million) and provisions for post-retirement benefits of EUR200 million (2006: EUR220 million).

(3) Capital expenditure reflects cash payments and accruals in respect of additions to property, plant and equipment and intangible assets of EUR429 million (2006: EUR462 million) and includes additions resulting from acquisitions through business combinations of EUR3 07 million (2006: EUR96 million).

MND: MNP / MND - Mondi - Preliminary Results.../02

2008-02-28

(2006: EUR11 million), current income tax receivables of EUR52 million (2006: EUR34 million), other non -operating receivables of EUR173 million (2006: EUR178 million) and assets held for sale of EURnil (2006: EUR106 million). Other non-operating liabilities consist of derivative liabilities of EUR5 million (2006: EUR2 million), non-operating provisions of EUR49 million (2006: EUR32 million), current income tax liabilities of EUR81 million (2006: EUR71 million), other non -operating liabilities of EUR456 million (2006: EUR344 million) and liabilities directly associated with assets held for sale of EURnil (2006: EUR39 million).

(5) Overdrafts of EUR121 million (2006: EUR57 million) are included in borrowings.

Primary segment disclosures for depreciation, amortisation and impairments are as follows:

	Depreciation and amortisation		Impairments (1)	
EUR million	2007	2006	2007	2006
Mondi Packaging				
Corrugated Business	84	86	-	49
Bag Business	80	77	-	8
Flexibles Business	27	23	-	5
Total Mondi Packaging	191	186	-	62
Mondi Business Paper	137	133	61	19
Mondi Packaging South Africa	18	11	-	-
Merchant and Newsprint businesses	20	19	-	-
Corporate and other businesses	2	-	-	-
	368	349	61	81

There are no significant non-cash operating expenses, other than depreciation and amortisation and impairments, as shown above, and share based payments.

Secondary reporting format - by geographical segment

The Group's geographical analysis of revenue, allocated based on the country in which the customer is located, is presented as follows.

	Revenue	
EUR million	2007	2006
Subsidiaries and joint ventures		
South Africa	618	592
Rest of Africa	213	186
Western Europe	3,162	2,932
Eastern Europe	1,148	902
Russia	421	407
North America	194	215
South America	29	26
Asia and Australia	484	491
Total	6,269	5,751

Additional disclosure of secondary segmental information of revenue by origin is presented as follows:

	Revenue	
EUR million	2007	2006
Subsidiaries and joint ventures		
South Africa	995	982
Rest of Africa	12	14
Western Europe	2,840	2,582
Eastern Europe	1,615	1,417
Russia	546	482
North America	121	121
Asia and Australia	140	153
Total	6,269	5,751

The Group's geographical analysis of segment assets, liabilities and capital expenditure, allocated based on where assets and liabilities are located, is presented as follows:

	Segment assets		Segment liabilities	
EUR million	2007	2006	2007	2006
Subsidiaries and joint ventures				
South Africa	1,444	1,472	(139)	(203)
Rest of Africa	19	15	(5)	(7)
Western Europe	2,376	2,231	(546)	(357)
Eastern Europe	1,855	1,633	(144)	(181)
Russia	446	436	(27)	(34)
North America	112	121	(20)	(23)
Asia and Australia	126	106	(45)	(38)
Total	6,378	6,014	(926)	(843)

	Net segment assets		Capital expenditure	
EUR million	2007	2006	2007	2006
Subsidiaries and joint				

borrowings.

EUR million	2007	2006
Investment income		
Interest income		
Bank deposits, loan receivables and other	22	30
Available for sale investments	1	1
Past due receivables	1	1
Total interest income	24	32
Expected return on defined benefit arrangements	22	18
Foreign currency (losses)/gains	(2)	13
Dividend income on available for sale investments	-	1
Impairment of financial assets (excluding trade receivables)	-	(2)
Gains recycled from equity on disposal of available for sale investments	-	2
Other financial income	-	6
Total investment income	44	70
Financing costs		
Interest expense		
Interest on bank overdrafts and loans	(119)	(119)
Interest on obligations under finance leases	(1)	(2)
Interest on defined benefit arrangements	(28)	(30)
Total interest expense	(148)	(151)
Other		
Net gains on held for trading interest rate swaps	2	2
Net (losses)/gains arising on derivatives in a designated fair value hedge accounting relationship	(1)	2
Net losses arising on adjustments to hedged items designated in a fair value hedge accounting relationship	-	(2)
Total other	1	2
Less: interest capitalised	4	2
Total financing costs prior to special items	(143)	(147)
Special items financing cost (see note 5)	(29)	-
Total financing costs after special items	(172)	(147)
Net finance costs	(128)	(77)

The weighted average interest rate applicable to interest on general borrowings capitalised for the year ended 31 December 2007 is 8.41% (2006: 8.24%).

7 Tax on profit on ordinary activities

Analysis of charge for the year from continuing operations

EUR million	2007	2006
UK corporation tax at 30%	(1)	(7)
Overseas taxation	89	119
Current tax (excluding tax on special items)	88	112
Deferred taxation (excluding tax on special items)	29	3
Total tax charge before special items	117	115
Current tax on special items	(1)	-
Deferred tax on special items	(14)	(21)
Total tax credit on special items	(15)	(21)
Total tax charge	102	94

The Group's effective tax rate for the year ended 31 December 2007, which includes taxation on net income from associates, is 27% (2006: 42%). The effective rate of taxation before special items for the year ended 31 December 2007, which includes taxation on net income from associates, is 29% (2006: 38%).

8 Dividends

Dividend payments

An interim dividend for the year ended 31 December 2007 of 71.73637 Rand cents or 7.3 euro cents per share was paid on 17 September 2007 to all Mondi Limited and Mondi plc ordinary shareholders on the relevant registers on 31 August 2007.

A proposed final dividend for the year ended 31 December 2007 of 15.7 euro cents per share will be paid on 21 May 2008 to all Mondi Limited and Mondi plc ordinary shareholders on the relevant registers on 25 April 2008.

The final dividend is subject to the approval of the members of Mondi Limited and Mondi plc at the respective annual general meetings scheduled for 7 May 2008.

Dividend timetable

The proposed final dividend for the year ended 31 December 2007 will be paid in accordance with the following timetable:

	Mondi Limited	Mondi plc
Currency conversion date		
ZAR/euro	28 February 2008	28 February 2008
Last date to trade shares cum -dividend		
JSE Limited	18 April 2008	18 April 2008

Note:
(1) The basic number of ordinary shares outstanding represent the weighted average number in issue for Mondi Limited and Mondi plc pro-rated for the year, as adjusted for the weighted average number of treasury shares held during the year.
(2) Diluted EPS is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

10 Reconciliation of movement in combined and consolidated equity
2007

EUR million	Anglo investment in Mondi Group	Mondi Limited share capital	Share capital Mondi Limited share premium	Mondi plc share capital
At 1 January - as restated (3)	1,899	-	-	-
Anglo American plc contribution	120	-	-	-
Dividend in specie (2)	32	-	-	-
Dividends paid to Anglo American plc	-	-	-	-
Retained profit pre-demerger	-	-	-	-
Termination of Anglo American plc equity interest	(2,051)	3	540	-
Dividend in specie to Anglo American plc shareholders	-	-	-	2,938
Share issue expenses	-	-	-	-
Share capital reduction	-	-	-	(2,864)
Dividend in specie to Mondi plc shareholders	-	-	-	-
Issue of special convertible shares	-	8	(8)	29
Interim dividend	-	-	-	-
Purchase of treasury shares	-	-	-	-
Post-demerger retained profit	-	-	-	-
Share-based payments transfer	-	-	-	-
Other	-	-	-	-
At 31 December	-	11	532	103

EUR million	Share capital Combined share capital and share premium	Retained earnings	Other reserves (1)	Total equity attributable to equity holders
At 1 January - as restated (3)	1,899	1,100	(33)	2,966
Anglo American plc contribution	120	-	-	120
Dividend in specie (2)	32	(32)	-	-
Dividends paid to Anglo American plc	-	(202)	-	(202)
Retained profit pre-demerger	-	164	-	164
Termination of Anglo American plc equity interest	(1,508)	(832)	2,411	71
Dividend in specie to Anglo American plc shareholders	2,938	-	(2,938)	-
Share issue expenses	-	(74)	-	(74)
Share capital reduction	(2,864)	2,864	-	-
Dividend in specie to Mondi plc shareholders	-	(794)	794	-
Issue of special convertible shares	29	(29)	-	-
Interim dividend	-	(38)	-	(38)
Purchase of treasury shares	-	(33)	-	(33)
Post-demerger retained profit	-	68	-	68
Share-based payments transfer	-	(8)	-	(8)
Other	-	-	(71)	(71)
At 31 December	646	2,154	163	2,963

Note:
(1) Other reserves are further analysed below.
(2) The dividend in specie represents interest accrued to Anglo American plc during the period ending 3 July 2007 on a loan instrument classified as equity

Currency translation adjustment	-	(80)	-	-
At 31 December 2007	13	(88)	-	4

Other reserves

EUR million	Defined benefit obligation reserve	Merger reserve	Other reserves	Total
At 1 January	(34)	-	(2)	(33)
Termination of Anglo American plc equity interest	-	2,403	(1)	2,411
Dividend in specie to Anglo American plc shareholders	-	(2,938)	-	(2,938)
Dividend in specie to Mondi plc shareholders	-	794	-	794
Purchase of Anglo American plc shares	-	-	-	(19)
Anglo American plc share schemes' charge	-	-	-	10
Exiting Anglo American Share schemes				(3)
Mondi share schemes' charge	-	-	-	13
Actuarial and surplus restriction movements	12	-	-	12
Fair value losses accreted	-	-	-	(21)
Fair value losses recycled to the income statement	-	-	-	17
Currency translation adjustment	-	-	-	(80)
At 31 December 2006	(22)	259	(3)	163

Other reserves

EUR million	Share-based payment reserve	Cumulative translation adjustment reserve	Available for sale reserve	Cash flow hedge reserve
At 1 January	17	134	1	2
IFRIC 14 adjustment (1)	-	-	-	-
Actuarial and surplus restriction movements	-	-	-	-
Fair value gains accreted	-	-	-	19
Fair value gains recycled to the income statement	-	-	-	(14)
Share options converted	(1)	-	-	-
Share-based payments	6	-	-	-
Share options exercised	(10)	-	-	-
Acquisition of business	-	-	-	-
Other	-	-	-	-
Currency translation adjustment	-	(151)	-	-
At 31 December 2006	12	(17)	1	7

Other reserves

EUR million	Defined benefit obligation reserve	Merger reserve	Other reserves	Total
At 1 January	(58)	-	-	96
IFRIC 14 adjustment (1)	(20)	-	-	(20)
Actuarial and surplus restriction movements	44	-	-	44
Fair value gains accreted	-	-	-	19
Fair value gains recycled to the income statement	-	-	-	(14)
Share options converted	-	-	-	(1)
Share-based payments	-	-	-	6

Mondi plc EUR0.20 ordinary shares		3,177,608,605		636

2007 (1)	Number of shares	Called up, allotted and fully paid/EUR million Share capital	Share premium	Total
Mondi Limited R0.20 ordinary shares issued on the JSE	146,896,322	3	532	535
Mondi plc (2) EUR0.20 ordinary shares issued on the LSE	367,240,805	74	-	74
Total ordinary shares in issue	514,137,127	77	532	609
Mondi Limited R0.20 special converting shares (3)	367,240,805	8	-	8
Mondi plc EUR0.20 special converting shares issued on the JSE (3)	146,896,322	29	-	29
Total special converting shares	514,137,127	37	-	37
Total shares	1,028,274,254	114	532	646

Note:
(1) No comparatives have been presented because the Group's shares were issued on Admission to the JSE and LSE on 3 July 2007. Prior to this date the Group was owned by Anglo American plc. Presentation of this ownership interest can be found in note 10.
(2) Mondi plc also issued 50,000 5% cumulative GBP1 preference shares. The Group classfies these preference shares as a liability, and not as equity instruments, since they contractually obligate the Group to make cumulative dividend payments to the holders. The dividend payments are treated as a finance cost rather than distributions.
(3) The special converting shares are held on trust and do not carry dividend rights. The special converting shares provide a mechanism for equality of treatment on termination for both Mondi Limited and Mondi plc ordinary equity holders.

13 Business combinations
To 31 December 2007
Principal acquisitions made during the year to 31 December 2007, accounted for under the acquisition method, were:

Name of entity acquired	Nature of entity acquired	Date of acquisition
Lenco	Rigid plastics manufacturer	4 July 2007
Unterland Flexible Packaging	Plastic films manufacturer	31 August 2007
Tire Kutsan	Containerboard and corrugated packaging manufacturer	3 September 2007

Name of entity acquired	Nature of entity acquired	Percentage acquired
Lenco	Rigid plastics manufacturer	100.0
Unterland Flexible Packaging	Plastic films manufacturer	100.0
Tire Kutsan	Containerboard and corrugated packaging manufacturer	63.4

Details of the aggregate net assets acquired, as adjusted from book to fair value, and the attributable goodwill are presented as follows:

EUR million	Total
Net assets acquired:	
Intangible assets	24
Property, plant and equipment	164
Financial asset investments	3
Deferred tax assets	2
Inventories	58
Trade and other receivables	93
Cash and cash equivalents	7
Short-term borrowings	(42)
Other current liabilities	(61)
Long-term borrowings	(108)
Deferred tax liabilities	(9)
Provisions	(2)
Contingent liabilities (1)	(5)
Retirement benefits obligation	(11)
Equity minority interest	(21)
Net assets acquired	92
Goodwill arising on acquisition (2)	118
Total cost of acquisition	210

Reclassifications	(3)	-	3
Currency movements	(43)	74	50
Closing balance at 31 December 2006	358	(1,181)	(656)
Cash flow	(286)	945	(564)
Business combinations	-	(38)	(122)
Disposal of businesses	-	1	-
Reclassifications	(3)	(82)	85
Currency movements	(10)	23	23
Closing balance at 31 December 2007	59	(332)	(1,234)

	Loans to related parties	Total net debt
Balance at 1 January 2006	14	(1,612)
Cash flow	(14)	101
Business combinations	-	(50)
Disposal of businesses	-	1
Transfer to disposal groups	-	-
Reclassifications	-	-
Currency movements	-	81
Closing balance at 31 December 2006	-	(1,479)
Cash flow	-	95
Business combinations	-	(160)
Disposal of businesses	-	1
Reclassifications	-	-
Currency movements	-	36
Closing balance at 31 December 2007	-	(1,507)

Notes:

(1) The Group operates in certain countries (principally South Africa) where the existence of exchange controls may restrict the use of certain cash balances. These restrictions are not expected to have any material effect on the Group's ability to meet its ongoing obligations.

(2) Excludes overdrafts, which are included as cash and cash equivalents. At 31 December 2007, short -term borrowings on the combined and consolidated balance sheet of EUR453 million (2006: EUR 1,238 million) include EUR121 million of overdrafts (2006: EUR57 million).

The Group's net debt position as at 31 December 2006 excludes balances classified as held for sale.

EUR million	Cash and cash equivalents	Debt due within one year Carrying value	Debt due after one year Carrying value	Current financial asset investments	Total net funds
Disposal groups	3	-	(4)	-	(1)

(d) Reconciliation of cash inflows from operations to EBITDA for the years ended 31 December

EUR million	2007	2006
Cash inflows from operations	957	657
Share option expense	(6)	(6)
Fair value gains on forestry assets	32	37
Cost of felling	(51)	(58)
Decrease in provisions and post employment benefits	14	39
Increase in inventories	69	14
(Decrease)/increase in operating receivables	(25)	48
(Increase)/decrease in operating payables	(141)	20
Purchase of Anglo American plc shares	19	-
Other adjustments	2	(25)
EBITDA (1)	870	726

Note:

(1) EBITDA is operating profit before special items plus depreciation and amortisation in subsidiaries and joint ventures.

(e) EBITDA by business segment

EUR million	2007	2006
By business segment		
Mondi Packaging		
Corrugated Business	242	206
Bag Business	207	174
Flexibles Business	54	32
Total Mondi Packaging	503	412
Mondi Business Paper	289	237
Mondi Packaging South Africa	53	46
Merchant and Newsprint businesses	60	48
Corporate and other businesses	(35)	(17)

business, and on an arm's length basis, the Group purchased supplies from Kangra Coal (Pty) Limited totalling EUR13 million and made use of transport and warehousing services provide d by Rennies Distribution Services (Pty) Limited totalling EUR13 million during the period. EUR1 million remains outstanding on these purchases at 31 December 2007. Comparatives have not been disclosed because Mr Ramaphosa became a related party on his appointment as joint chairman on 16 May 2007.

17 Capital commitments

EUR million	2007	2006
Contracted for but not provided	74	37
Approved, not yet contracted for (1)	824	73

Note:

(1) The significant increase at 31 December 2007 versus 31 December 2006 relates to the development of the new lightweight recycled containerboard machine and new box plant at the Swiecie mill in Poland, and the modernisation and expansion of the Syktyvkar mill in Russia

18 Contingent liabilities and contingent assets

Disclosable contingent liabilities comprise aggregate amounts at 31 December 2007 of EUR16 million (2006: EUR34 million) in respect of loans and guarantees given to banks and other third parties. Acquired contingent liabilities of EUR5 million (2006: EURnil) have been recorded on the Group's combined and consolidated balance sheet.

There are a number of legal or potential claims against the Group. Provision is made for all liabilities that are expected to materialise.

There were no significant disclosable contingent assets at 31 December 2007 or 31 December 2006.

Production statistics

		Year Ended 31 December 2007	Year Ended 31 December 2006
Mondi Packaging			
Containerboard	tonnes	2,101,363	2,044,391
Kraft paper	tonnes	891,3 85	850,271
Corrugated board and boxes	m m2	2,088	2,103
Industrial bags	m units	3,642	3,606
Coating and release liners	m m2	2,971	2,360
Pulp - external	tonnes	179,059	180,166
Mondi Business Paper			
Uncoated fine paper	tonnes	1,987,574	2,012,295
News print	tonnes	192,329	187,100
Pulp - external	tonnes	125,679	114,099
Wood chips	bone dry tonnes	690,447	886,612
Mondi Packaging South Africa			
Packaging papers	tonnes	368,574	369,300
Corrugated board and boxes	m m2	367	328
Newsprint Joint Ventures			
Newsprint (attributable share)	tonnes	314,847	320,876
Aylesford (attributable share)	tonnes	185,990	196,864
Shanduka (attributable share)	tonnes	128,857	124,012

Exchange rates

	Year Ended 31 December 2007	Year Ended 31 December 2006
Closing rates against the euro		
South African rand	10.03	9.22
Pounds sterling	0.73	0.67
Polish zloty	3.59	3.84
Russian rouble	35.99	34.68
Slovakian koruna	33.58	34.56
US dollar	1.47	1.32
Czech koruna	26.63	27.50
Average rates for the period against the euro		
South African rand	9.66	8.51
Pounds sterling	0.68	0.68
Polish zloty	3.78	3.90
Russian rouble	35.02	34.14
Slovakian koruna	33.77	37.25
US dollar	1.37	1.26
Czech koruna	27.76	28.37

28 February 2008

Sponsor: UBS Warburg

Date: 28/02/2008 09:00:05 Produced by the JSE SENS Department.

The SENS service is an information dissemination service administered by the

MND: MND/MNP - Mondi - Dealings By Directors Of Mondi Limited And Mondi Plc

MND/MNP - Mondi - Dealings By Directors Of Mondi Limited And Mondi Plc 2008-02-28

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities and the respective company secretaries, persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) and 3.1.4R(1)(b), we advise of the following:

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH
Dealings by directors of Mondi Limited and Mondi plc

Name	Anne Cecille Quinn
Date and place of transaction	28 February 2008, London, UK
Date of notification to issuer	28 February 2008
Nature of transaction	Purchase of Shares
Number of shares	2,481 at GBP3.995 per share
Nature of interest	Direct Beneficial

Clearance was obtained prior to the above dealings in securities.
Date: 28/02/2008 16:37:02 Produced by the JSE SENS Department.

MND: MND/MNP - Mondi - 2007 Final dividend exchange rate

MND/MNP - Mondi - 2007 Final dividend exchange rate 2008-02-28
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.

28 February 2008

Mondi Group - 2007 Final Dividend Exchange Rate

On 28 February 2008 Mondi Group announced, in its Preliminary Results announcement, that a proposed final dividend for the year ended 31 December 2007 of 15.7 euro cents per ordinary share will be paid on 21 May 2008 to all Mondi Limited and Mondi plc ordinary shareholders on the relevant registers on 25 April 2008. Depositary Interest holders will receive their dividends on 27 May 2008. Holders within the Lloyds TSB Corporate Sponsored Nominee (which will become Equiniti Corporate Nominee Limited on 3 March 2008) will receive their dividends on 29 May 2008. The final dividend is subject to the approval of the members of Mondi Limited and Mondi plc at the respective annual general meetings scheduled for 7 May 2008.

Mondi Limited and Mondi plc will pay their respective dividends as follows:

Mondi Limited

Mondi Limited will pay its dividend in South African Rand. The applicable exchange rate is EUR 1 to ZAR 11.29805.

Therefore, the equivalent final dividend in rand cents per ordinary share will be 177.37939.

Dividends paid to holders of Depositary Interests and those holders within the Lloyds TSB Corporate Nominee will be paid in Sterling. The exchange rate for this payment will be set by the Depositary on or around the payment date. (Note that there is no currency election).

Mondi plc

Mondi plc will pay its dividend in euro.

However, ordinary shareholders resident in the United Kingdom will receive the dividend in Sterling (unless shareholders have elected to receive their dividend in euro). The last date for Euro currency elections will be 25 April 2008. The exchange rate for this payment will be set on 12 May 2008.

In addition, Mondi plc South African branch register shareholders will receive the dividend in South African Rand, converted at a rate of EUR 1 to ZAR 11.29805. Therefore, the equivalent final dividend in rand cents per ordinary share will be 177.37939.

Date: 28/02/2008 17:57:26 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi - Notification Of Change In Director's Details

MND / MNP - Mondi - Notification Of Change In Director's Details 2008-03-03
Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47
As part of the dual listed company structure, Mondi Limited and Mondi plc (together "Mondi Group") notify both the JSE Limited and the London Stock Exchange of matters required to be disclosed under the JSE listings requirements and/or the Disclosure and Transparency and Listing Rules of the United Kingdom Listing Authority.
3 March 2008
Notification of change in Director's details
Paul Hollingworth, Chief Financial Officer and Executive Director of Mondi Limited and Mondi plc, has been appointed as a Non-executive Director of Electrocomponents plc with effect from 1 May 2008.
This disclosure is made to comply with LR 9.6.14 R of the Listing Rules.
Carol Hunt
Company Secretary
Mondi plc
Date: 03/03/2008 14:30:11 Produced by the JSE SENS Department.

MND: MND / MNP - Mondi - Employee Share Plans

RECEIVED 2008-03-07

2008 MAR 25 A 11:14

Mondi Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1967/013038/06)
JSE share code: MND & ISIN: ZAE000097051
Mondi plc
(Incorporated in England and Wales)
(Registration number: 6209386)
JSE share code: MNP & ISIN: GB00B1CRLC47

As part of the dual listed company structure, Mondi Limited and Mondi plc notify both the JSE Limited and the London Stock Exchange of those interests (and changes to those interests) of directors of both entities, the respective company secretaries and persons discharging managerial responsibilities across the Group and, in certain instances, the directors of major subsidiaries of Mondi Limited in the securities of Mondi Limited and Mondi plc which are required to be disclosed under the JSE Listing Requirements and/or the Disclosure and Transparency Rules of the United Kingdom Listing Authority.

EMPLOYEE SHARE PLANS

TRANSACTIONS IN MONDI plc ORDINARY SHARES OF Euro0.20 EACH

In accordance with Rules 3.63-3.74 of the JSE Listing Requirements and/or Disclosure and Transparency Rules 3.1.4R(1)(a) we advise that on 7 March 2008, the following transactions took place in relation to the Mondi Share Incentive Plan ("SIP").

The SIP is an all-employee trust arrangement approved by UK HM Revenue and Customs under which UK employees are able to buy Ordinary shares in Mondi plc ("Mondi Shares") using monthly deductions from salary and to receive allocations of free matching Mondi Shares ("Matching Shares").

The persons below purchased the numbers of shares listed at a price of GBP4.005 per share and were allocated for no consideration the number of Matching Shares shown.

NAME	POSITION	NUMBER OF SHARES PURCHASED	NUMBER OF MATCHING SHARES
Carol Hunt	Company Secretary of Mondi plc	31	31
Andrew King	PDMR	31	31
Mervyn Walker	PDMR	31	31

7 March 2008

Sponsor: UBS Warburg

Date: 07/03/2008 17:14:43 Produced by the JSE SENS Department.

END